Form 10-K, Exhibit 13
period 1994-12-31
MINUTEMAN INTERNATIONAL INC
filed 1995-03-17
CIK 810876

                                 MINUTEMAN(R)



                               [IMAGE OF GLOBE]










            Minuteman International, Inc.      1994 Annual Report

M I S S I O N   S T A T E M E N T

Minuteman will continue its steadfast commitment to provide superior floor cleaning equipment and chemicals combined with a single-minded focus to anticipate and answer our customers' needs. This commitment, combined with the ongoing development of new and more cost effective methods of manufacturing and product design, will keep our customers on the leading edge of floor care technology into the next century.



Our new logo retains the equity in our old logo using the familiar corporate colors -- orange, black and white -- yet is intensified with a strong, forward-moving typeface and is underscored by a bold, stable "front runner" horizontal line.




MINUTEMAN INTERNATIONAL, INC.
UNCOMMON BENEFITS.
UNIQUE INDUSTRY STATUS.
GOOD MONEY MANAGEMENT.

As other companies in our industry may become leveraged to better compete, Minuteman remains debt-free. This unusual position has afforded us the ability to quickly and efficiently respond to industry demands for new and better products as well as provide faster, more effective solutions to customer's needs.

                      [14-YEAR SUMMARY NET SALES GRAPH]



MISSION DRIVEN.
QUALITY FOCUSED.
FRONT RUNNING TO THE NEXT CENTURY.

MINUTEMAN(R)

...BECOMES NEW CORPORATE NAME.

         On April 15, 1994, Hako Minuteman officially changed its name to Minuteman International, Inc. This name change creates a distinct identity for Minuteman, separate from that of our German shareholder, Hako Werke, and further supports Minuteman's position as a worldwide leader -- winning floor care markets with finesse, vision and exceptional products.

         DURABLE, HIGH QUALITY CLEANING PRODUCTS
         Our name change simply enhances our durable, high quality floor care products and cleaning chemicals. We're still headquartered in Addison, Illinois and manufacture exclusively from our own custom designed manufacturing plants.

         NEW IDENTITY CREATES NEW OPPORTUNITIES
         There are practical reasons to undergo a name change and a new
"look". It is more distinct. It is recognizable. It conveys a straightforward message--strength and stability. Most importantly, for our domestic markets, it ushers in an era of capitalization on the fact that Minuteman products are designed and manufactured entirely in the United States. Dropping "Hako", which was often confused as a foreign corporation, and changing our name to "Minuteman", will make this fact substantially more clear, enhancing sales volume in many domestic markets.

         IMPROVED GROWTH IN EUROPEAN MARKETS
         Separate from the "Hako" name, Minuteman is free to venture into previously

************************************************
PRODUCT INNOVATION AND BEYOND
Minuteman's innovation and vision extends beyond
high quality product development.  Responsive
to environmental and safety issues, Minuteman
created a 7-acre lake as part of the Hampshire
site development which allows the plant to pump
their own water for the indoor fire sprinker
system.  The custom designed plant also offers
greater vertical cubic foot capacity in
anticipation of storing today's large, plastic
components.
***********************************************




                     Chicago, Milwaukee, St. Paul and Pacific Railroad


Plan for additional expansion                       Seven acre lake provides
in 50,000 square foot                               water for hydrant
increments for a 200,000            [FIGURE 1]      and fire sprinkler system.
square foot total facility.      [PLANT DIAGRAM]
                                                    Twenty acres total.
New 50,000 square foot
plant currently assembling                          Temporary walls.
Parker products, tank
vacuums and the MPV.                                Permanent walls.

Four bay loading dock
and one ground level door.

                         U.S. ROUTE 20



******************************************************************************
closed European markets without confusion between Minuteman and Hako Werke. We see tremendous potential in Europe for our ergonomically designed automatic scrubbers and floor machines, rugged tank vacuums and carpet equipment.

     VISION, QUALITY CONTROL, EXCEPTIONAL
     PRODUCTS DRIVE DESIGN OF HAMPSHIRE PLANT
     Minuteman has earned a unique distinction in the floor care industry, one that has allowed us to achieve remarkable product results--the ability to be consistently innovative and forward-thinking while continuing to design and manufacture exceptionally high quality products.
     Minuteman's new, ultra-modern 50,000 square-foot manufacturing plant, located just west of Chicago on 20 acres of rolling countryside in Hampshire, Illinois, exemplifies this unique distinction. Designed by Minuteman to allow for up to 200,000 square-feet of manufacturing space, the Hampshire plant was designed with a vision--one that would allow the company to custom design and expand as needed in 50,000 square foot increments. This custom design offers 30-40% more manufacturing efficiency, increases quality control and allows Minuteman to manufacture some of its more popular products at the Hampshire site including: Parker lawn and turf maintenance equipment, the Multi-Purpose Vacuum (MPV(TM)) and tank vacuums.

                                   [PHOTO]

START-TO-FINISH PRODUCT CONTROL AND COMMITMENT
Setting new standards is commonplace for Minuteman. Our long-standing dedication to develop high quality products precisely meshes with our strict, hands-on control of the manufacturing process. This obsession with quality affords Minuteman unique industry status--one of providing exceptional products and services to some of the most satisfied customers in the world.

                                  [FIGURE 2]
                               [IMAGE OF WORLD]


INTERNATIONAL EXPANSION FUELS GROWTH, ENHANCES DIVERSITY.
Fueled by a diverse product line, existing strong organizational and operation systems and an experienced international sales department, Minuteman continues to advance in the expanding international market.
     Our commitment to the international market remains firm--educating dealers, concentrating on the specific needs of each market, listening to the detailed requests of each dealer and providing the highest quality floor care equipment possible.
     As a result of our steadfast commitment, six new countries joined the Minuteman force in 1994: Sweden, Belgium, the United Kingdom, Central America, Iceland and the Philippines.

MINUTEMAN(R)

     PRESIDENT'S MESSAGE
     1994 marked another outstanding year of growth for Minuteman
International. It was a record year by every meaningful measure -- revenues, net income, earnings per share -- and our prospects for continued success have never looked better. The hard work of the past several years has left us poised to realize significant rewards.
     While our name changed in 1994 from Hako Minuteman to Minuteman International, our corporate goals remained the same. Despite any initial confusion this may have caused, we achieved record results for the year.
     In 1994, net income rose 36% to $3.2 million, equal to $.90 per share. Sales grew 8.6%.
     Strong operating performance led by an upgraded distribution network and sales of higher-end products, and supplemented by the significant compensations received from successful patent litigations, resulted in our net profit margin rising 1.6 percentage points to 7.7% versus 6.1% for 1993.
     Our growth and success has allowed us to attract the highest quality distributors throughout the country. The improvement in our distribution channels to worldwide dealers, who know and understand their markets and can draw on Minuteman's resources, was the driving force behind our record achievements in 1994.

     GROWTH THROUGH MARKET PENETRATION AND GEOGRAPHIC EXPANSION
     Our goal for 1995 is to increase Minuteman's current market penetration and spread our scope wider geographically.
     Our strategy for expanding our presence in 1995, in the markets we serve, is based on the ongoing enhancement of our distributor's network, a continued investment in research and development and superior service.
     To be successful, it takes a desire to deliver solutions in the most demanding of situations. And where no solutions exist, it requires the vision to invent them.
     Within our research and development group, we draw on the resources necessary to provide customers with imaginative and effective solutions. In 1994, we increased our engineering support 20%, enhancing an already innovative R & D team. Moreover, our state-of-the art computer-assisted design
(CAD) equipment allows us to bring new versions of our products to market swiftly.
     Minuteman's exceptional ability to deliver the right products to the right markets is making an impact in 1995. We have several new products and product upgrades near completion and slated for roll-out this year. Our dealers are enthusiastically looking forward to marketing these new products because they offer end users better quality and superior design. We are continually upgrading our machines to address, even anticipate, the needs of our customers.
     One product, the 320, an advanced version in our automatic scrubber line, has already been introduced in the marketplace. This improved automatic scrubber is more efficient, quieter and ergonomically designed so that it is operator-friendly. Its success has increased our presence in supermarkets and retail stores.
     In addition to offering more than 250 innovative products, we believe Minuteman is differentiated through superior service. Because only committed, dedicated people can consistently provide imaginative solutions and the best customer service in the industry, we choose our employees very carefully. Minuteman has been able to increase operating margins by staying lean and totally focused. We believe when you have the best people working for you, you don't

[PHOTO]

Jerome E. Rau
President and CEO

need as many to get the job done. Our employees' dedication, efficiency and intimate knowledge of our markets is another reason for our success.
     Another strategy, to extend the company's geographic reach, will be achieved through global development. We entered six new markets in 1994 -- Sweden, Central America, United Kingdom, Iceland, the Philippines and Belgium. Our plan is to grow by building Minuteman's market presence in Europe in 1995. Concurrently, we will be seeking to expand the strategic opportunities in Canada, the Middle East, the Pacific Rim, Latin America and Asia.
     International sales rose 6% in 1994, representing 21.7% of total revenues. Striving to improve our market share, we continue to evaluate acquisition opportunities related to our existing business. We look for companies with leading market positions that can help us execute our strategy. Their products must be differentiated by uniqueness of design or utilization, or are in an area complementary to our core businesses.

     NEW FACILITY DESIGNED FOR
     GREATER CAPACITY AND EFFICIENCY
     While working diligently to improve the strength and profitability of operations in 1994, we were at the same time planning and supervising the construction of a 200,000 square foot foundation for our newest facility in Hampshire, Illinois, which replaces our Springfield, Ohio, plant. This involved not only overseeing the infrastructure, but also closing one plant and ensuring the smooth transition into another.
     Our plan for this new site calls for modular expansion in increments of 50,000 square feet. In the third quarter of 1994, we completed the first phase, which is currently operational. We expect to begin breaking ground on the second phase in the spring of 1995. This new facility was paid for out of the company's capital reserve without incurring any long-term debt.
     DIVIDEND INCREASED
     In October 1994, your Board of Directors increased the quarterly dividend to $.10 per share, representing a 25% increase.
     As we grow in size through expanding our market penetration and global reach, we firmly believe that 1995 will show even greater progress, increasing the value of your investment in the company.

     Sincerely,

     /s/ Jerome E. Rau

     JEROME E. RAU
     President & Chief Executive Officer
     March 15, 1995


                                                    Minuteman International
                                                    1994 Annual Report       3

CLOCKWISE FROM TOP LEFT:

Cutting edge design and CAD/CAM systems enable Minuteman to continue being a Front Runner.

Automatic Scrubbers -- Minuteman scrubbers are available in 17" to 38" walk behind automatic scrubbers and 34" rider scrubbers.

The 320 Scrubber easily cleans and maneuvers over large areas such as airports, universities and plant facilities.


[PHOTO]

[PHOTO]

[PHOTO]

THE MINUTEMAN HALLMARK.


     FROM RAW MATERIALS TO FINAL
     ASSEMBLY -- UNSURPASSED QUALITY.
     Striving to maintain and nurture an environment that consistently produces unsurpassed quality and "cutting-edge" innovation is a Minuteman hallmark. From this unique approach to business, Minuteman has garnered the respect of its competitors and aptly considers itself a front runner in the floor cleaning industry. Utilizing a straightforward, simple approach to developing the very best products possible, Minuteman begins with the obvious -- listening.

     STATE-OF-THE-ART TECHNOLOGY.
     SYNCHRONIZED TEAMWORK.
     At Minuteman we listen and we understand the importance of details. We also know that new and improved products begin with teamwork. Our skilled team of engineers and professional designers work together, sifting through customer comments and distributor suggestions, while examining the marketplace to determine the type of products most needed. Using state-of-the-art technology and CAD-CAM systems, our designers bring a concept to life while including
innovative special features such as the    ->





MINUTEMAN(R)

     AUTOMATIC SCRUBBERS
     NEW, INNOVATIVE SCRUBBERS MOVE TO THE FOREFRONT
     Minuteman offers a wide variety of scrubbers -- from 17" to 38" -- which are designed to fill specific needs. The new generation Minuteman 260 and 320 traction drive scrubbers maneuver at the touch of a hand, clean the toughest floors, and are built to last.
     Innovative features set Minuteman's new 320 Automatic Scrubber apart from the competition. Designed for specific markets such as hospitals, where quiet is important, this scrubber meets the challenge through engineering advancements that significantly reduce the dba rating on the vacuum motor without sacrificing the 320's outstanding performance. This exciting new scrubber also features enhanced moisture protection for all electrical components and offers a large 26 gallon tank capacity which means the 320 can scrub longer between tank refills. Both the 260 and 320 scrubbers combine wet scrubbing with dry vacuuming in one easy step, their low profile provides efficiency and maneuverability, and their curved, break-away squeegees pick up all dirty solution -- even in turns.
      Minuteman's 340 Rider Sweeper/Scrubber was designed for efficiency and overall better performance than standard walk-behind models. The 340 offers the ability to sweep, scrub and dry vacuum in a single pass. In addition, this efficient sweeper/scrubber provides maximum maneuverability with the convenience and coverage of a compact rider.



                                                    Minuteman International
                                                    1994 Annual Report        5

[PHOTO]


CLOCKWISE FROM TOP LEFT:

Carpet Machines -- Minuteman offers carpet care products that can extract dirt and groom carpets.

The plastic vacuum forming system at Minuteman's Addison plant produces a variety of component parts for use in our diverse product line.

The MPV(TM) multi-purpose vacuum assembly line at the new Hampshire, Illinois plant is a model of efficiency.

Minuteman's MPV(TM) multi-purpose vacuum is the latest in engineering and performance innovation for carpet care.



[PHOTO]


[PHOTO]

- ->patented PAMS(R) Dust Control System on high-speed burnishers. Always attuned to details and follow-through to final delivery, we even plan for the best way to ship our products to the customer by working closely with packaging design manufacturers.

     CUTTING EDGE DESIGN.
     MINUTEMAN BRINGS
     INNOVATION TO THE FOREFRONT.

     Our design engineers work aggressively to develop prototypes that turn concepts into reality. As a testament to their engineering skill, Minuteman is proud to hold 26 domestic and 13 international patents for innovative engineering features. Greater demand for cutting edge design in development of new, better, more efficient ways to manufacture and design products increased our engineering department by nearly 20% in 1994. This substantial increase will further enhance Minuteman's position as a front runner in the industry.

     PEERLESS MANUFACTURING. FIRM
     QUALITY CONTROL. COST EFFECTIVENESS.

     From raw materials to final assembly, Minuteman directs the manufacturing process. This staunch dedication to quality means that Minuteman is able to control costs at every step, select high quality raw materials and manufacture its leading edge equipment on machines designed->






MINUTEMAN(R)

     CARPET MACHINES
     NEW MULTI-PURPOSE VACUUM (MPV(TM)) --
     A CLEANING "WORKHORSE"
     We believe nobody cleans carpets like Minuteman. From the total care approach of the Rugmaster and Ambassador Series, which are able to clean carpet in one easy operation, to the daily dependability of Minuteman's exciting, new Multi-Purpose Vacuum (MPV(TM)) Minuteman provides the solution to carpet maintenance. Each of Minuteman's carpet care machines combines productivity and efficiency with manageability and minimum operator fatigue.
     Minuteman's MPV is the latest in engineering and performance innovation. Providing maximum performance, this versatile, lightweight, dual-motor upright vacuum has added bag capacity and is available in 14" and 18" brush widths. The MPWs top-filling, easy-to-empty collection bag has expanded capacity and is easily removed with one hand. The MPV's light handle weight makes it easy to use and a low dba rating makes it unique in the industry.
     Minuteman's Wide Area Vacuums generate big power with less effort. Ideal for big cleaning jobs, they complement the MPV by offering a larger, wide-sweeping path, which clean up to 25,000 sq. ft. per hour. Their powerful cleaning is effortless with the Wide Area Vacuums' continuous-duty blower and brush motor.


                                                    Minuteman International
                                                    1994 Annual Report       7

CLOCKWISE FROM TOP LEFT:

Epoxy paint finish on various parts allows for a uniform texture finish thoughout the product line.

Floor Care Machines -- Minuteman's wide range of electric, battery and variable speed burnishers endure demanding conditions.

The 2-speed PAMS(R) burnisher uses patented technology to virtually eliminate particles and dust from becoming airborne.


[PHOTO]


[PHOTO]


[PHOTO]

RUSSIAN GOODWILL AMBASSADORS

"... the ease of operation... was truly unbelievable!"


        Robert E. Thomas, Director of Physical Plant and Security
        Cornell College

     Acting as Goodwill Ambassadors, Minuteman joined forces with Cornell College of Vermont, lowa, to aid in upgrading and cleaning Children's Hospital in Moscow, Russia. Minuteman donated Front Runner 20-inch Floor Machines for the project and worked with Robert E. Thomas, Director of Physical Plant and Security at Cornell College who exclaimed, "... it was truly a joy to be able to demonstrate the power and versatility of your machines to the Russian custodians..."


[PHOTO]
Russian administrators and custodians give their new 20" Front Runner a whirl.



- -> especially for Minuteman. The efficiency and cost savings gained from customization is passed on to distributors and end-users. As examples, Minuteman strictly controls the quality and manufacture of all carriages for the 170 Automatic Scrubbers; the caster holders for wheels; the housings for Minuteman burnishers, as well as the metal hoppers for Minuteman Flipper sweepers. Even the paint is a priority -- Minuteman recently installed new infrared heating elements to improve paint quality and provide a uniform paint texture which is constantly achieved through our epoxy paint finish.
        For other parts, such as our indestructible polyethylene tanks, we work closely with expert suppliers -- contributing major features to the design and working with them to bring these parts up to exact specifications for Minuteman machines.

        EXPERIENCED, HIGHLY TRAINED SALES FORCE.
        Since 1992 Minuteman's sales have increased 27.1%. This substantial growth can be attributed to our superior products, coupled with our professional, experienced and knowledgeable sales force. These dedicated professionals work directly with customers to listen, respond and provide them with technologically advanced floor care products. Highly trained, this exceptional group educates dealers, services their needs and constantly keeps their customers on the leading edge. ->






MINUTEMAN TAKES LEAD IN THE IMMENSE FLOOR CARE MARKET
Industry surveys support Minuteman as a front runner in the floor care market. The durable Front Runner Series has helped Minuteman retain and surpass competitors in this leadership position.



MINUTEMAN(R)

     FLOOR CARE MACHINES
     FRONT RUNNER SERIES OPENS UP NEW MARKETS
     Minuteman's hard floor machines make quick work of all floor maintenance jobs. Featuring easy-to-use controls and fatigue-free design, these machines are highly efficient and quiet.
     Minuteman's new series, called the Front Runner Series, was designed to be competitively priced, yet retain the same high quality product and operator safety found in all Minuteman machines. This remarkable cost-saving design was accomplished by reducing the number of component parts needed -- saving time, labor and inventory costs -- and by using the same wheel bracket for both the 17" and 20" models. These manufacturing improvements and ensuing cost-savings will bring a keener competitive edge to distributors in the marketplace.
     Minuteman's popular, efficient 1500, 2300 and 2600 Burnishers leave the competition in the dust, thanks to the Passive Air Management System (PAMS(R)). This patented technology takes advantage of large volumes of air naturally set in motion by the rapidly rotating pad. Like the Front Runner Series, this innovative floor care equipment, with unmatched PAMS technology, brings cost-savings, rugged construction, ergonomic considerations and ease of operation to new and established markets for Minuteman.


                                                    Minuteman International
                                                    1994 Annual Report       9

CLOCKWISE FROM TOP LEFT:

Commercial Industrial Tank Vacuums -- Ranging from 5 gallons to 55 gallons, Minuteman's tank vacuums endure years of use.

At the ISSA show, our Minuteman sales force worked closely with customers to ensure exceptional floor care.

Cleaning spills in narrow aisles or tight areas is an easy task for the Minuteman 15 gallon 290 vacuum equipped with a wide area squeegee.

OPPOSITE PAGE, LEFT TO RIGHT:

The CRV(TM) clean room vacuum ensures compliance with safety and quality standard codes for critical environments.

Critical Filter Vacuums -- These specially built vacuums clean up critical waste and a variety of hazardous materials.


[PHOTO]

[PHOTO]

[PHOTO]

[PHOTO]                                                            [PHOTO]

- ->   SALES SUPPORT MEANS STRONG DISTRIBUTOR BASE.
     Supporting the sales staff, customer service and satisfaction remain a primary focus for our entire company. Our distributors have responded to this focus by developing goals that are consistent with our objectives. We work together with our distributors to make doing business with Minuteman uncomplicated. To better service our dealers with convenient ordering tools, orders may be placed by phone, fax, including "800" lines or by mail. By continuing to offer products that satisfy the needs of customers, and by providing accessible communication between company, distributor and customer, Minuteman will continue to attract a strong and growing network of professional distributors.

     START TO FINISH. MINUTEMAN'S
     RELIABLE QUALITY SERVICE CIRCLE.
     Minuteman's quality service circle means that our job is only completed when our customer is completely satisfied ->





     COMMERCIAL AND INDUSTRIAL TANK VACUUMS
     DURABLE 290 VACUUM SERIES
     These durable and powerful tank vacuums clean circles around the competition and are built to last. Available in a wide variety of sizes from 4 to 20 gallons, the 290 Vacuum Series incorporates all our latest patented features -- the 290 series is a value beyond comparison.
     The Minuteman 390 Series is designed for rugged, heavy-duty use with an exclusive perforated polyethylene filter to protect the motor and float shut-off from lint and debris when the vacuum is being used for wet recovery. All our commercial tank vacuums are constructed of either durable stainless steel or non-corrosive, dent-proof polyethylene for years of dependable service.

     700 SERIES AIR VACS
     These super suction, non-electric Air Vacs are perfect for heavy duty industrial use. With no moving parts and compressed air operation, the 700 Series Air Vacs create a vacuum of exceptionally high flow and high static lift capable of lifting or moving an extensive variety of solid or liquid material. With no moving parts, the 700 Series Air Vacs mean continuous service with little maintenance.


MINUTEMAN(R)

     CRITICAL FILTER VACUUMS
     Hazardous waste removal requires both safety and efficiency. Minuteman's High Efficiency Particulate Air (H.E.P.A) filter features our patented safety interlock system, which prevents the vacuum from starting if the H.E.P.A. filter is not properly aligned and in place, thus ensuring operator safety. To guarantee efficiency, we have designed Critical Filter Vacuums that are easy to use, available in a wide variety of sizes, and created for specific hazardous waste applications; users are able to select the Minuteman vacuum that suits their unique hazardous waste removal needs.
     Among these popular vacuums is the X829 Vacuum Series with powerful H.E.P.A. filtered wet/dry vacuums delivering safe, affordable waste removal in five practical configurations: the Clean Room Vacuum CRV(TM) -- for Class 1 critical clean environments such as biological labs, the Explosion Proof Vacuum for the containment of flammable materials, and the Mercury Vacuum series for handling and disposing of mercury based residue.

                                                     Minuteman International
                                                     1994 Annual Report      11

[PHOTO]                                                         [PHOTO]

CLOCKWISE FROM TOP LEFT:

Parker Sweeper Litter Vacuums - Outdoor cleanup is a breeze with the powerful and proven line of Parker litter vacs and Minuteman Sweepers.

The new Minuteman plant in Hampshire allows for quality, efficient Parker Sweeper Power Rake production.


OPPOSITE PAGE, LEFT TO RIGHT:

Multi-Clean's state-of-the-art research and development lab at Shoreview, Minnesota.

Multi-Clean's plant exemplifies strict quality control standards for top notch maintenance chemicals.

Multi-Clean offers a wide variety of products for all floor types including: resilient tile, hard floors, carpet, concrete and wood.


[PHOTO]

[PHOTO]                                                        [PHOTO]

with their product -- not just today, but in the coming years. In fact, we believe so strongly in our products that we back them up with extended warranties and exceptional service. Our machines carry a three-year warranty on parts and our polyethylene tanks carry a seven-year warranty. In addition our distributors and service people are all well trained to respond to customers quickly with answers, help and information.
     This commitment to long-term service and quality control supports the Minuteman hallmark of servicing its customers by providing dependable, cost effective products that answer specific needs -- today and tomorrow.




MINUTEMAN(R)

     PARKER SWEEPER LITTER VACUUMS
     NEW VAC-CS CHIPPER/SHREDDER A SWEEPING SUCCESS
     Parker Sweeper moved from Springfield, Ohio to our newly expanded plant in Hampshire, Illinois, adding diversification and variety to the Minuteman product line. The new Vac-CS Chipper/Shredder Vacuum has been a sweeping success. Cleaning a wide 30" path while it chips, shreds, vacuums and bags - all in one easy pass, the Vac-CS was designed to improve operator comfort, reduce user strain and deliver cost efficient performance.
     The popular Parker Vac-35(R) and Scavenger(R) line of walk-behind litter vacuums are very successful. The entire line of products offered by Parker to grounds maintenance professionals also includes power rakes, lawn sweepers, dethatchers, tillers and portable truck loaders.

     THE MULTI-CLEAN(R) SYSTEM
     NEW PRODUCTS, NEW LABELS MARK LEADERSHIP
     IN FLOOR CARE TECHNOLOGY
     Consistent with our start-to-finish approach to product delivery is the Multi-Clean story. In its state-of-the art research and development lab, Multi-Clean's expert chemists formulate and engineer maintenance chemicals to work specifically with Minuteman machines, resulting in a wide variety of products for all types of floors including: resilient tile, hard floors, carpet, concrete and wood.
     The newest addition to the Multi-Clean line of floor finishes is DECADE
90. The high solids product is based on an advanced, high gloss polymer system that produces a spectacular, crystal clear shine in fewer coats compared to conventional finishes. DECADE 90 is the first finish to utilize soil shield; a unique dirt repellent that gives the product unsurpassed resistance to dirt and soils.
     NEW "LOOK" FOR MULTI-CLEAN
     Multi-Clean's industry standard Bag-in-Box packaging, and container labeling has taken a step toward the next century. Expansive international distribution and an increasing multi-national domestic work force has challenged us to produce a label that is easily identified, ensures safe and accurate product usage and is multi-lingual. This standard labeling for all branded Multi-Clean products will include internationally recognized icons, identification symbols and color coding.
     Multi-Clean's full line of innovative, convenient, high quality products with user-friendly labeling continues to confirm Minuteman International as an acknowledged leader in floor care technology.


                                                    Minuteman International
                                                    1994 Annual Report      13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

The Company had working capital of $17.2 million and $16.7 million at December 31, 1994 and 1993 respectively. This represented a current ratio of 6.4 and 7.2 for those years, respectively.

     Cash, cash equivalents and short-term investments represented 18.5% and 24.8% of this working capital at December 31, 1994 and 1993, respectively.

     At December 31, 1994 and 1993, the Company had shareholders' equity of $24.7 million and $22.8 million, respectively, which when compared to total liabilities represented an equity to liability ratio of 7.3 and 7.9, respectively.

     The Company has no debt, more than sufficient capital resources and is in a strong financial position to meet all business and liquidity needs as they arise. The Company foresees no unusual future events that will materially change the aforementioned summarization.

SALES

Net sales increased 8.6% or $3,281,000 in 1994 compared to 1993. The Company's commercial product line, substantially all of which is domestically manufactured, increased $3,479,000 or 9.5% compared to 1993. This increase is due primarily to the sales of new products and by strong sales to our North American dealer organization. Sales of industrial products declined $198,000 or 13.6% from 1993.

     Net sales increased 17.1% or $5,578,000 in 1993 as compared to 1992. The Company's commercial product line, substantially all of which is domestically manufactured, increased $5,752,000 or 18.5% compared to 1992. Strengthened distribution both domestically and internationally (Note A) along with new product sales primarily accounted for these increases. Sluggish demand for industrial products continued in 1993 declining $174,000 or 10.6% from 1992.

GROSS PROFIT

Gross profit during 1994, as a percent to net sales was 33.7%, the same as it had been in 1993. The effects of higher volume without any current year price increase and continued manufacturing efficiencies were offset by the start up costs associated with our new production facility in Hampshire, Illinois.

     Gross profit during 1993 increased as a percent to net sales to 33.7% from 33.0% in 1992. The positive effects of manufacturing efficiencies and higher volume accounted primarily for this increase but were partially offset by the negative impact of product mix changes.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

SELLING EXPENSES

Selling expenses, as a percent to net sales, decreased from 18.9% in 1993 to 18.5% in 1994. This decrease resulted primarily from containing expenses proportionately with the increase in sales. The increase in total expenses in 1994 was primarily attributable to additional personnel needed to better service customer demands.

     Selling expenses, as a percent to net sales, decreased from 20.1% in 1992 to 18.9% in 1993. This decrease resulted primarily from the fact that personnel and advertising expenses were controlled in spite of the increased sales volume.

GENERAL ADMINISTRATIVE EXPENSES

In 1994 these expenses as a percent to sales remained the same as in 1993 at 4.9%. The increase in total expenses for 1994 were primarily attributable to additional personnel and higher professional fees.

     These expenses decreased .9% in 1993 from 1992 due primarily to reduced insurance costs.

OTHER INCOME

In 1994 the Company's Interest income increased $7,000 due to higher interest rates earned on lower investable funds resulting from the construction of our new manufacturing facility in Hampshire, Illinois. In 1993, the Company's interest income decreased
$101,000, due to lower investable funds resulting from the Parker Sweeper acquisition and significantly lower interest rates.

     In 1994 other income increased $727,000 due to the successful settlement of patent infringement litigation against various industry competitors as well as recognizing a gain on the sale of a part of our former St. Paul manufacturing facility. In 1993 other income decreased $50,000 due to the non-recurring successful settlements of patent litigation in 1992.

INCOME TAXES

The effective tax rate was 37.4%, 38.9% and 36.6% for 1994, 1993 and 1992, respectively. The increase in the 1994 and 1993 rate is caused principally by higher State income taxes and reduced benefits from our Foreign Sales Corporation.

INFLATION

Inflation has not had a significant impact on the Company's business during the past three years.

                                                     Minuteman International
                                                     1994 Annual Report       15

CONSOLIDATED BALANCE SHEETS

                                                                                   December 31
                                                                       ----------------------------------
                                                                          1994                     1993
                                                                       -----------           ------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents .......................                     $  655,000            $ 1,078,000
  Short-term investments ..........................                      2,520,000              3,073,000
  Accounts receivable, less allowances of
    $400,000 in 1994, and $385,000 in 1993 ........                      6,577,000              6,055,000
  Due from affiliates .............................                        407,000                300,000
  Inventories .....................................                      9,686,000              8,320,000
  Prepaid expenses ................................                        142,000                149,000
  Refundable income taxes .........................                                                36,000
  Deferred income taxes ...........................                        405,000                425,000
                                                                      ------------            -----------
            TOTAL CURRENT ASSETS  .................                     20,392,000             19,436,000

PROPERTY, PLANT AND EQUIPMENT
  Land ............................................                        942,000                975,000
  Building and improvements .......................                      4,921,000              3,829,000
  Machinery and equipment .........................                      6,242,000              5,148,000
  Office furniture and equipment ..................                      1,567,000              1,400,000
  Transportation equipment ........................                        785,000                738,000
                                                                      ------------            -----------
                                                                        14,457,000             12,090,000
  Accumulated depreciation ........................                     (7,036,000)            (6,152,000)
                                                                      ------------            -----------
                                                                         7,421,000              5,938,000

OTHER ASSETS ......................................                        254,000                269,000
                                                                      ------------            -----------
                                                                       $28,067,000            $25,643,000
                                                                      ============            ===========
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable ................................                    $ 1,049,000            $   696,000
  Accrued expenses ................................                      1,998,000              1,995,000
  Income taxes payable ............................                        138,000
                                                                      ------------            -----------
     TOTAL CURRENT LIABILITIES ....................                      3,185,000              2,691,000

DEFERRED INCOME TAXES .............................                        183,000                185,000

SHAREHOLDERS' EQUITY
  Common stock, no-par value:
    Authorized shares -- 10,000,000
    Issued and outstanding shares --
    3,568,385 in 1994 and 1993 ....................                      6,396,000              6,396,000
  Retained earnings ...............................                     18,454,000             16,464,000
  Currency translation adjustments ................                       (151,000)               (93,000)
                                                                      ------------            -----------
                                                                        24,699,000             22,767,000
                                                                      ------------            -----------
                                                                      $ 28,067,000            $25,643,000
                                                                      ============            ===========
See notes to consolidated financial statements.

16















CONSOLIDATED STATEMENTS OF INCOME

                                                               Year Ended December 31
                                                 -----------------------------------------------
                                                     1994          1993                 1992
                                                 -----------------------------------------------
Net sales ..........................             $41,518,000    $38,237,000          $32,659,000
Cost of sales ......................              27,540,000     25,357,000           21,884,000
                                                 -----------    -----------          -----------
  Gross profit .....................              13,978,000     12,880,000           10,775,000

Operating expenses
  Selling ..........................               7,675,000      7,241,000            6,574,000
  General and administrative .......               2,024,000      1,897,000            1,914,000
                                                 -----------    -----------          -----------
     Operating Expenses ............               9,699,000      9,138,000            8,488,000
                                                 -----------    -----------          -----------
     INCOME FROM OPERATIONS ........               4,279,000      3,742,000            2,287,000

Other income
  Interest income ..................                  99,000         92,000              193,000
  Other -- net .....................                 737,000         10,000               60,000
                                                 -----------    -----------          -----------
     Other income ..................                 836,000        102,000              253,000
                                                 -----------    -----------          -----------

  INCOME BEFORE INCOME TAXES .......               5,115,000      3,844,000            2,540,000

Provision (credit) for income taxes
  Current ..........................               1,894,000      1,665,000              969,000
  Deferred .........................                  18,000       (170,000)             (40,000)
                                                 -----------    -----------          -----------

    PROVISION FOR INCOME TAXES .....               1,912,000      1,495,000              929,000
                                                 -----------    -----------          -----------
    NET INCOME .....................             $ 3,203,000    $ 2,349,000          $ 1,611,000
                                                 ===========    ===========          ===========
Net income per common share ........                   $ .90          $ .66                $ .45
                                                       =====          =====                =====

See notes to consolidated financial statements.

                                                     Minuteman International
                                                     1994 Annual Report       17

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                         Years Ended December 31, 1992, 1993, and 1994
                                        ------------------------------------------------------------------------
                                             Common Stock
                                        ------------------------                       Currency
                                        Number of                     Retained       Translation
                                         Shares        Amount         Earnings       Adjustments      Total
                                        --------       ------         --------       -----------      ------
Balance at January 1, 1992 ........    3,568,385     $6,396,000     $ 14,502,000       $ 68,000     $20,966,000
 Dividends (.28 per share) ........                                     (999,000)                      (999,000)
 Net income .......................                                    1,611,000                      1,611,000
 Translation adjustment ...........                                                    (111,000)       (111,000)
                                       ---------     ----------      -----------      ----------     -----------
Balance at December 31, 1992 ......    3,568,385      6,396,000       15,114,000        (43,000)     21,467,000
 Dividends (.28 per share) ........                                     (999,000)                      (999,000)
 Net income .......................                                    2,349,000                      2,349,000
 Translation adjustment ...........                                                     (50,000)        (50,000)
                                       ---------     ----------      -----------      ----------     -----------
Balance at DECEMBER 31, 1993 ......    3,568,385      6,396,000       16,464,000        (93,000)     22,767,000
 Dividends (.34 per share) ........                                   (1,213,000)                    (1,213,000)
 Net income .......................                                    3,203,000                      3,203,000
 Translation adjustment ...........                                                     (58,000)        (58,000)
                                       ---------     ----------      -----------      ----------    -----------
Balance at December 31, 1994 ......    3,568,385     $6,396,000     $ 18,454,000      $(151,000)    $24,699,000
                                       =========     ==========     ============      ==========    ===========

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                Year Ended December 31
                                                     ------------------------------------------
                                                      1994             1993           1992
                                                     ------           ------         ------
OPERATING ACTIVITIES
Net income .......................................   $3,203,000       $2,349,000      $1,611,000
 Adjustments to reconcile net income
 to net cash provided by operating activities:
  Depreciation and amortization ..................    1,189,000        1,106,000       1,092,000
  Deferred income taxes (credit) .................       18,000         (170,000)        (40,000)
  Other ..........................................      (58,000)        (120,000)       (111,000)
 Cash provided (used) due to changes in
 operating assets and liabilities:
  Accounts receivable and due from affiliates ....     (629,000)        (645,000)       (820,000)
  Inventories ....................................   (1,366,000)      (1,320,000)        (19,000)
  Prepaid expenses and refundable income taxes ...       43,000           (9,000)         88,000
  Accounts payable, accrued expenses
     and income taxes ............................      494,000          668,000         388,000
                                                     ----------       ----------      ----------
   NET CASH PROVIDED BY OPERATIONS                    2,894,000        1,859,000       2,189,000

INVESTING ACTIVITIES
 Purchase of Parker Sweeper Company ..............                                    (1,277,000)
 Purchases of property, plant and equipment, net..   (2,657,000)      (1,200,000)     (1,280,000)
 Purchases of short-term investments .............     (847,000)        (461,000)     (1,405,000)
 Maturities of short-term investments ............    1,400,000          390,000       1,441,000
                                                     ----------       ----------      ----------
   CASH USED IN INVESTING ACTIVITIES .............   (2,104,000)      (1,271,000)     (2,521,000)

FINANCING ACTIVITIES
 Dividends paid ..................................   (1,213,000)        (999,000)       (999,000)
                                                     ----------       ----------      ----------
   CASH USED IN FINANCING ACTIVITIES .............   (1,213,000)        (999,000)       (999,000)
                                                     ----------       ----------      ----------
   DECREASE IN CASH AND CASH EQUIVALENTS .........     (423,000)        (411,000)     (1,331,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ...    1,078,000        1,489,000       2,820,000
                                                     ----------       ----------      ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR .........   $  655,000       $1,078,000      $1,489,000
                                                     ==========       ==========      ==========

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- BUSINESS INFORMATION

The Company operates primarily in one business segment, which consists of the development, manufacture and marketing of commercial and industrial floor maintenance equipment and related products. The Company sells to a multitude of regional, national and international customers, primarily within the sanitary supply industry. No single customer accounted for a significant amount of net sales in 1994, 1993 or 1992.

     The Company sells to affiliated (see Note D) and unaffiliated customers in foreign countries. For 1994, 1993, and 1992, these sales aggregated to $9,037,000, $8,518,000 and $6,630,000, respectively, and were principally to customers in Canada, the Pacific Rim, the Middle East, Europe, and Latin America.

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and trade receivables. The Company places its cash equivalents with high credit quality financial institutions, which are Federally insured up to prescribed limits. However, the amount of cash equivalents at any one institution may exceed the Federally insured prescribed limits. Concentrations of credit risks with regard to trade receivables are limited due to the large number of customers comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when incurred, have been within the range of management expectations.

NOTE B -- SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company (an Illinois corporation) and its wholly-owned subsidiaries, Multi-Clean, Minuteman Canada, Inc. and Minuteman International Foreign Sales Corporation. Effective December 30, 1994, Parker Sweeper Company, formerly a wholly-owned subsidiary, was merged into the Company. Significant intercompany accounts and transactions have been eliminated in consolidation.

INVENTORIES
Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) cost method for a majority (1994-82%, 1993-67%) of inventories and the first-in, first-out (FIFO) method for the remainder. Inventories at December 31, 1994 and 1993 consist of the following:

                                            1994               1993
                                            ----               ----
Inventories at FIFO cost:
 Finished goods                      $ 3,684,000           $ 4,047,000
 Work in process                       6,362,000             5,064,000
 Raw materials                         1,521,000             1,307,000
                                      ----------            ----------
                                      11,567,000            10,418,000
                                      ----------            ----------
Less LIFO reserve                     (1,881,000)           (2,098,000)
                                     -----------           -----------
Total Inventories                    $ 9,686,000           $ 8,320,000
                                     ===========           ===========

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated on the basis of cost. Depreciation is computed by both the straight line and accelerated methods for financial reporting purposes and by the accelerated method for tax purposes.

INCOME TAXES -- ACCOUNTING CHANGE
In February, 1992, The Financial Accounting Standards Board issued Statement No. 109, "Accounting for Income Taxes". The Company adopted the provisions of the new standard in its financial statements for the year ended December 31, 1992. This change in accounting did not materially impact 1992 results of operations.

     Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined, based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income tax expense was determined using the deferred method. Deferred tax expense was based on items of income and expense that was reported in different years in the financial statements and tax returns, and was measured at the tax rate in effect in the year the difference originated.

NET INCOME PER COMMON SHARE
Net income per common share is based on the weighted average number of common shares outstanding during each year (3,568,385 in 1994, 1993 and 1992).

                                                    Minuteman International
                                                    1994 Annual Report       19

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)

FOREIGN CURRENCY TRANSLATION
The balance sheet accounts of the foreign subsidiary have been translated into United States dollars using the current exchange rate at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Gains and losses resulting from the change in exchange rates have been classified as a separate component of shareholders' equity.

CASH EQUIVALENTS
The Company considers all bank certificates of deposit and Eurodollar certificate investments with a maturity of three months or less when purchased to be cash equivalents.

SHORT-TERM INVESTMENTS
Short-term investments have been categorized as available for sale and are stated at cost, which approximates fair value. Investments include certificates of deposit, Eurodollar and treasury certificates, and a managed portfolio of high quality liquid variable rate notes and tax exempt seven day bonds all with domestic commercial banks.

NOTE C -- INCOME TAXES

Deferred income taxes primarily relate to temporary differences in the recognition of depreciation expense and other accrued expenses for financial reporting and income tax purposes. The temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that result in significant amounts of deferred taxes in the consolidated balance sheets at December 31, 1994 and 1993 are as follows:

                                            1994           1993
                                            ----           ----
Accounts receivable                     $ 375,000       $ 357,000
Property, plant and
 equipment                               (382,000)       (380,000)
Accrued expenses
 and other                                485,000         417,000
Accrued expenses
 related to Parker
 Sweeper acquisition                      278,000         430,000
                                        ---------       ---------
                                        $ 756,000       $ 824,000
                                        =========       =========

     The effective income tax rate on income taxes differed from the Federal statutory rate as follows:

                                          1994        1993        1992
                                          ----        ----        ----
Federal statutory rate                    34.0%       34.0%       34.0%
State income taxes, net
 of Federal tax benefit                    4.5         4.8         4.3
Foreign Sales
 Corporation benefit                      (1.3)       (1.8)       (2.6)
Other, net                                  .2         1.9          .9
                                          -----       -----       -----
                                          37.4%       38.9%       36.6%
                                          =====       =====       =====


     The Company paid income taxes of $1,723,000, $1,749,000 and $680,000 in 1994, 1993 and 1992, respectively. State income taxes amounted to $345,000, $290,000 and $165,000 for 1994, 1993 and 1992, respectively. Foreign income taxes amounted to $17,000, $13,000 and $59,000 for 1994, 1993 and 1992,
respectively.

NOTE D -- RELATED PARTY TRANSACTIONS

Hako-Werke GmbH & Co. (a West German corporation) owns 74.51% of the outstanding common stock of the Company through a subsidiary.

     The Company purchased inventories of approximately $512,000, $586,000 and $862,000 from Hako-Werke in 1994, 1993 and 1992, respectively. Amounts due to Hako-Werke, which relate to these purchases, are due within 90 days from the date of shipment.

     The Company sold approximately $1,962,000, $2,176,000 and $1,600,000 of merchandise to Hako-Werke and certain of its subsidiaries during 1994, 1993 and 1992, respectively. Amounts due from affiliates, which relate to these sales, are due within 120 days from the date of sale.

NOTE E -- EMPLOYMENT AGREEMENTS

The Company has employment agreements with the executive officers of the Company which expire through 1997. The agreements contain customary provisions, including severance pay in the event the Company terminates their employment.

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS (CONTINUED)

NOTE F -- EMPLOYEE BENEFIT PLANS

The Company maintains a participatory defined contribution plan for substantially all employees under Section 401(a) of the Internal Revenue Code. In addition to a discretionary contribution, the Company also matches employee contributions based upon a formula up to a specified maximum. Contributions to the plan and related expense were $207,000, $160,000 and $172,000 for the years ended 1994, 1993 and 1992, respectively.

NOTE G -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 1994 and 1993:

                                     THREE MONTHS ENDED
                        --------------------------------------------
                        MARCH          JUNE    SEPTEMBER    DECEMBER
                         31             30        30           31
                        -----          -----   ---------    --------
                        (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
1994
Net sales               $10,269        $11,371   $10,992     $ 8,886
Gross profit              3,508          3,956     3,816       2,698
Net income                  745            949       814         695
Net income
 per common
 share                    $ .21          $ .26     $ .23       $ .20

1993
Net sales               $ 9,752        $10,013   $10,227     $ 8,245
Gross profit              3,270          3,448     3,425       2,737
Net income                  661            689       698         301
Net income
 per common
 share                    $ .19          $ .19     $ .19       $ .09

     Fourth quarter adjustments, primarily related to inventories, caused net income and net income per common share to increase by $45,000 or $.01 per share in 1994 and $119,000 or $.03 per share in 1993.

NOTE H -- RESEARCH AND DEVELOPMENT EXPENSES

Research and development expense for 1994, 1993 and 1992, approximated $861,000, $749,000 and $701,000, respectively.

NOTE I -- ASSETS HELD FOR SALE

During 1994 the Company sold a portion of a former manufacturing facility and recognized a gain on the sale. The Company has listed for sale the remainder of this facility (net book value of $124,000) and does not anticipate that a loss will result upon its disposition.

MARKETS FOR THE COMPANY'S SECURITIES AND RELATED MATTERS

At the Annual Shareholders' Meeting on April 15, 1994, the Company changed its corporate name from Hako Minuteman, Inc. to Minuteman International, Inc. to generate better corporate recognition in the industry and better facilitate the Company's expansive product and service lines worldwide.

     On March 1, 1995 the last reported sales price of the common stock on The Nasdaq Stock Market was $10. The approximate number of holders of common stock was 1,100.

     Since 1988 the Board of Directors has declared regular quarterly dividends and the fourth quarter dividend in 1994 represents the twenty fifth consecutive dividend paid to shareholders. Future dividend policy will be determined by the Board of Directors in light of prevailing financial needs and earnings of the Company and other relevant factors.

     The common stock of Minuteman International, Inc. is quoted on The Nasdaq Stock Market and its trading symbol is "MMAN" (formerly "HAKO"). The following tables set forth for 1994 and 1993 the range of bid prices for the Company's common stock as reported on The Nasdaq Stock Market for the period indicated:

                                                            Dividends
                                                               Per
                                         High        Low      Share
                                         ----        ---    ----------
1994
1st Quarter                              12-3/4      9-1/2     $ .08
2nd Quarter                              12-1/4      9-1/2     $ .08
3rd Quarter                              13         10-1/2     $ .08
4th Quarter                              11-1/2     10         $ .10

1993
1st Quarter                               8-1/4      6-1/4     $ .07
2nd Quarter                               9-3/4      7-1/2     $ .07
3rd Quarter                              10          8-3/4     $ .07
4th Quarter                              11-1/2      9-1/4     $ .07



                                                 Minuteman International
                                                 1994 Annual Report        21

SELECTED CONSOLIDATED FINANCIAL DATA

See "Management's Discussion and Analysis of Financial Condition and Results of Operations, and "Notes to Consolidated Financial Statements"

                                                              YEAR ENDED DECEMBER 31,
                                       ------------------------------------------------------------------------
                                       1994           1993             1992             1991               1990
                                       ----           ----             ----             ----               ----
                                                     In thousands, except share and per share data
INCOME STATEMENT DATA
 Net sales                            $41,518         $38,237           $32,659          $30,238           $29,238
 Cost of sales                         27,540          25,357            21,884           19,065            18,305
                                      -------         -------           -------          -------           -------
   Gross profit                        13,978          12,880            10,775           11,173            10,933
Selling expenses                        7,675           7,241             6,574            6,130             6,023
General and
 administrative expenses                2,024           1,897             1,914            1,783             1,805
                                      -------         -------           -------          -------           -------
 Income from operations                 4,279           3,742             2,287            3,260             3,105
   Interest income                         99              92               193              294               389
Other income (expense), net               737              10                60              219               (89)
                                      -------         -------           -------          -------           -------
 Income before income taxes             5,115           3,844             2,540            3,773             3,405
Income tax expense                      1,912           1,495               929            1,270             1,297
                                      -------         -------           -------          -------           -------
 Net income                           $ 3,203         $ 2,349           $ 1,611          $ 2,503           $ 2,108
                                      =======         =======           =======          =======           =======

PER SHARE DATA
 Cash dividends                         $ .34           $ .28             $ .28            $ .23             $ .20
 Net income per
  common share                            .90             .66               .45              .70               .58
 Weighted average number
  of shares outstanding             3,568,385       3,568,385         3,568,385        3,590,347         3,664,796

BALANCE SHEET DATA
 Working capital                      $17,207         $16,745           $15,604          $15,612           $15,230
 Total assets                          28,067          25,643            23,670           22,427            20,904
 Shareholders' equity                  24,699          22,767            21,467           20,966            19,693


REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF MINUTEMAN INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheets of Minuteman International, Inc. (formerly Hako Minuteman, Inc.) and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minuteman International, Inc. (formerly Hako Minuteman, Inc.) and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

ERNST & YOUNG LLP
Chicago, lllinois
February 10, 1995


REPORT OF MANAGEMENT

The management of Minuteman International, Inc. is responsible for the integrity of the information presented in this Annual Report, including the Company's financial statements. These statements have been prepared in conformity with generally accepted accounting principles and include, where necessary, informed estimates and judgments by management.

     The Company maintains systems of accounting and internal controls designed to provide assurance that assets are properly accounted for, as well as to insure that the financial records are reliable for preparing financial statements. The systems are augmented by qualified personnel and are reviewed on a periodic basis.

     The Company maintains high standards when selecting, training, and developing personnel, to ensure that management's objectives of maintaining strong, effective internal accounting controls and unbiased, uniform reporting standards are attained. The Company believes its policies and procedures provide reasonable assurance that operations are conducted in conformity with law and with the Company's commitment to a high standard of business conduct.

     Our independent auditors, Ernst & Young LLP, conduct annual audits of our financial statements in accordance with generally accepted auditing standards which include the review of internal controls for the purpose of establishing their audit scope, and issue an opinion of the fairness of such financial statements.

     The Board of Directors pursues its responsibility for the quality of the Company's financial reporting primarily through its Audit Committee which is composed of three outside directors. The Audit Committee meets periodically with management and the independent auditors to review the manner in which they are performing their responsibilities and to discuss auditing, internal accounting controls, and financial reporting matters. The independent auditors periodically meet alone with the Audit Committee and have full and free access to the Audit Committee at any time.

/s/Thomas J. Nolan

Thomas J. Nolan
Chief Financial Officer,
Secretary & Treasurer


/s/Jerome E. Rau

Jerome E. Rau
President, Chief Executive Officer

                                                    Minuteman International
                                                    1994 Annual Report       23

BOARD OF DIRECTORS




[PHOTO]   JEROME E. RAU
          President &
          Chief Executive Officer
          Minuteman International, Inc.

TYLL NECKER                           [PHOTO]
Chief Executive Officer
Hako-Werke International
GmbH & Co.


[PHOTO]   FREDERICK W. HOHAGE
          President
          Robert Bosch Corporation,
          Sales Group

JAMES C. SCHRADER, JR.                [PHOTO]
President
Precision Enterprises, Ltd.

[PHOTO]   FRANK R. REYNOLDS
          Attorney
          Law Offices of
          Reynolds & Reynolds, Ltd.


OPERATING OFFICERS

Jerome E. Rau
President & Chief Executive Officer

Gary E. Palmer
Vice President of Engineering

Gregory J. Rau
Vice President of Sales

Thomas J. Nolan
Chief Financial Officer, Secretary & Treasurer

CORPORATE INFORMATION

GENERAL COUNSEL
Law Offices of Reynolds & Reynolds, Ltd.
Chicago, Illinois

INDEPENDENT AUDITORS
Ernst & Young LLP
Chicago, Illinois

TRANSFER AGENT
Mellon Securities Trust Company
85 Challenger Road, Overpeck Centre
Ridgefield Park, New Jersey 07660
1-800-426-5754

STOCK LISTING
Traded over-the-counter on The Nasdaq Stock
Market under the symbol "MMAN"

ANNUAL MEETING
April 21, 1995 at 10:00 a.m. at
Bank of America
231 South LaSalle Street
21st Floor
Shareholders' Meeting Room
Chicago, Illinois 60697

FORM 10-K
Minuteman International, Inc. will send a copy of its Form 10-K report for fiscal 1994 as filed with the Securities and Exchange Commission upon written request to Thomas J. Nolan, Chief Financial Officer at the corporate office.

CORPORATE OFFICE
Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois 60101
(708) 627-6900

LOCATIONS

CORPORATE OFFICES AND WORLD HEADQUARTERS
Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois 60101
(708) 627-6900

MANUFACTURING FACILITIES
Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois 60101
(708) 627-6900

Minuteman International, Inc.
14N845 U.S. Route 20
Hampshire, Illinois 60140
(708) 683-5210

Multi-Clean,
Division of Minuteman International, Inc.
600 Cardigan Road
Shoreview, Minnesota 55126
(612) 481-1900

SALES OFFICES

UNITED STATES
Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois 60101
(708) 627-6900

Parker Sweeper
111 South Rohlwing Road
Addison, Illinois 60101
(708) 627-6900

Minuteman International, Inc.
3631 San Fernando Road
Glendale, California 91204
(213) 245-7401

Minuteman International, Inc.
1190 North Villa Avenue
Villa Park, Illinois 60181
(708) 530-0007

CANADA
Minuteman Canada, Inc.
84 East Brunswick Boulevard
Dollard des Ormeaux
Quebec H9B 2C5 Canada
(514) 683-3880

Minuteman Canada, Inc.
1100 Mid-Way Boulevard
Mississauga
Ontario L5T 1V8 Canada
(416) 670-1063


                                                   Minuteman International
                                                   1994 Annual Report        25

MINUTEMAN(R)
FRONT RUNNER OF THE INDUSTRY(SM)

Minuteman International, Inc.
111 S. Rohlwing Rd.
Addison, Illinois 60101
Telephone: (708) 627-6900