Form 10-K, Exhibit 13
period 1995-12-31
MINUTEMAN INTERNATIONAL INC
filed 1996-03-18
CIK 810876

MINUTEMAN(R)




                                   [PHOTO]






















  MINUTEMAN INTERNATIONAL, INC.
  1995 ANNUAL REPORT

                                  [PICTURE]


                               Performance Driven

               Performance Driven -- Achievement - Value - Quality.

                 New Investments Focus on the New Millennium

                               Mission Statement

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

President and CEO Jerry Rau presents the year in review.  PAGE 2

[PHOTO OF CEO JERRY RAU]

Expanded Hampshire plant provides increased production and capacity. PAGE 5 [PHOTO OF EXPANDED HAMPSHIRE PLANT]

Expanded paint system and parts cleaning process increases durability. PAGE 6 [PHOTO OF EXPANDED PAINT SYSTEM AND PARTS]

Carpet machines updated for wider applications.  PAGE 9
[PHOTO OF CARPET MACHINES]

Multi-Clean(R) remains a front runner with 49 years of quality performance. PAGE 12
[PHOTO OF MULTI-CLEAN]

[GRAPHIC OF 15-YEAR SUMMARY NET SALES]

                                  [PICTURE]

                             PRESIDENT'S MESSAGE

SIGNIFICANT INVESTMENTS ASSURE A LEADERSHIP ROLE

      Growing acceptance in 1995 of Minuteman International's frontrunning products continued our trend of capturing a greater share of the U.S. market as well as expanding our role in the international arena. This strategy resulted in an 11.5% rise in net sales to the highest level in the company's history. The final three months of 1995 also represented the 20th consecutive quarterly sales increase when compared with the prior-year period.

      Significant investments also characterized 1995. Outlays for new plant and machinery, expansion of research and development and improved manufacturing methods brought important advances designed to assure a leadership role for Minuteman far into the future.

      This long-term focus on building Minuteman to be the premier provider of floor and carpet care equipment and products can only be accomplished through judicious expenditures that create resources to position our capabilities on the leading edge of technology and customer service. Let me cite a few examples.

      To keep up with demand, we doubled the size of our production facility. A second 50,000-square-foot segment of our Hampshire, Illinois plant became operational in September, ahead of our scheduled expansion plan for this addition. Improved manufacturing efficiencies and reduced handling costs are just two future benefits we will receive from this expanded modern facility.

      A new laser system for cutting sheet metal in more precise and efficient ways that reduces scrap rework was added in 1995. We also debuted a more productive paint washer unit that washes and rinses parts twice for greater paint adhesion and longer life. At year end, our company remains debt-free, despite this enormous building program of the last two years.

      An increased number of new products or enhancements were delivered to our customers during 1995. This loyal and dedicated group responded with enthusiasm and energy to help us achieve our record revenues. All our products across the board increased in sales. We are especially encouraged by the growth in sales of our Automatic Scrubber line, which is quieter than competing models without sacrificing performance, has added tank capacity, greater moisture protection for electrical components and traction drive in most models. Our MPV Multi-Purpose Vacuum also has been well received because it is quieter, lighter weight and more portable than competitive equipment. And the Front Runner Series Floor Machines have won acceptance based on affordability, interchangeable parts and fewer components.

      We increased our engineering staff by 25% during the year to respond to rising demand and to reduce turnaround time for new products. Their innovative research and development efforts provide solutions to the requests our distributors receive from their customers, the end users. Translating these designs into manufactured products of high quality and reliability will be ensured by our plans to incorporate a testing lab within the Addison, Illinois facility in the near future.

      The ISO 9001 certification was awarded to Minuteman in October, the culmination of investments made over the past couple of years. This quality-standard designation not only covers quality procedures in our manufacturing processes but also for the design and development of products. ISO 9001 verifies to our distributors Minuteman's dedication to quality, and is essential to expanding overseas business in our continuing quest for global markets.


[PHOTO OF JEROME E. RAU, PRESIDENT AND CEO]

DYNAMICS OF STRATEGIC PLAN DRIVE GROWTH AND PROSPERITY

      On the international front, Minuteman entered five new markets in 1995, bringing our total to 40 countries plus the United States. Foreign Sales in 1995 were up 22.4% to $11,063,000 now 24% of our total.

      These and other expenses, together with the need to remain price-competitive to expand our market share, contributed to the 6.7% decline in operating earnings that Minuteman experienced in 1995.

      Vendors increased our costs during the year on selected raw materials, but market conditions precluded us from offsetting this additional expense with commensurately higher prices for our products. In order to maintain our share of the market against competitors, many of whom felt pressures to discount prices deeply on certain product lines, we were forced to reduce some of our prices. While this was not the case over our entire product line, the mix of products sold with their varying levels of profitability was one of the causes for us falling short of the record profits that we reported for 1994. The 1995 net income comparison suffered further due to the benefits received in 1994 from the successful settlement of patent infringement litigation and a gain recognized on the sale of part of our former St. Paul manufacturing facility.

      Minuteman has been serving the floor care market for 15 years, a period long enough to establish reliable trends. We know what it takes to make this business grow and prosper. And we know that the dynamics of the business will favor us, as they did following industry softness in 1992, if we stay focused on our strategic plan of increasing market share through new products, market expansion and heightened efficiency in manufacturing operations.

      With 1995's additional investments in product development, facilities expansion, staff increases, quality assurance and wider market coverage, we have established our leadership position in floor care as we approach the 21st century.

                                                         Sincerely,

                                                         /s/Jerome E. Rau

                                                         Jerome E. Rau
                                                         President and
                                                         Chief Executive Officer
                                                         March 15, 1996

[PICTURE]

                                   FOCUSED
                                   FUTURE

                 Long-Term Investments Drive A Focused Future.

      It's not a coincidence that Minuteman International is well known for setting new industry standards. In fact, our long-standing dedication to develop high quality products precisely meshes with a steadfast determination to remain on the leading edge of technology, production and sophisticated distribution channels. Remaining on the leading edge means continuing to make long-term investments that provide future value to products and distributors at reasonable consumer prices.

INNOVATIVE NEW LASER CUTTER

THE PULSAR 1212 LASER SYSTEM -
CUSTOM DESIGNED TO ADD QUALITY
AND EFFICIENCY TO MINUTEMAN'S
PRODUCTION AND PRODUCT LINE

      Introduced this year, Minuteman's innovative laser cutter was custom designed to assist assembly lines in Minuteman's Addison Plant. This exceptional new tool, the Pulsar 1212 by Amada Laser, is a natural choice for Minuteman's high volume, short run production of precision sheet metal parts. The laser cutter includes the inherent flexibility of a laser cutting machine but delivers the through-put associated with a turret punch press. The Pulsar 1212's unique design enables efficient processing of materials without marking surfaces and therefore reaches new levels of cutting performance. The new laser cutter will allow Minuteman to continue providing high quality precision equipment to customers worldwide well into the next century.


      "Our strategic intent is to provide the best value in the floor cleaning business through continued investments and improvements in the manufacturing process, research, development and engineering stages so that our products carry the best value for the price. In terms of productivity, features and innovation, we really set the standard for the industry in many areas. We're not the most expensive - we strive to be the very best value. It's really that simple."

                                                  Jerry Rau
                                                  President
                                                  Minuteman International, Inc.

VISION AND QUALITY CONTROL
GUIDE EXCEPTIONAL FORESIGHT
AT HAMPSHIRE PLANT
EXPANSION.

      Consistent, innovative design and manufacturing drive Minuteman's Hampshire Plant. The ultra-modern 100,000 sq. ft. plant, located just west of Chicago on 20 acres of rolling countryside in Hampshire, Illinois, exemplifies long-term vision and investment for Minuteman. The facility is custom designed to allow for up to 200,000 sq. ft. of manufacturing space and can be expanded as needed in 50,000 sq. ft. increments. The recent expansion in August of 1995 of an additional 50,000 sq. ft. offers greater manufacturing efficiency, increases quality control and establishes a modern, high-tech manufacturing base for the company well into the next century. The unique custom-designed plant also offers greater vertical cubic foot capacity in anticipation of storing today's large plastic components. In addition, Minuteman's response to environmental and safety issues led to the creation of a 7-acre lake which was developed next to the Hampshire plant to pump our own water for the indoor fire sprinkler system.

RESEARCH AND DEVELOPMENT
FUEL PERFORMANCE.
ENGINEERING STAFF
INCREASES 25%.

INNOVATION MEANS GOOD PRODUCTS.
GOOD PRODUCTS MEAN GOOD BUSINESS.

      Minuteman's acknowledged reputation for high quality, durable and efficient products is fueled by a dedicated team of engineers and professional designers. Over the past year, our team has increased by over 25 percent. This experienced group will work together to compensate for new electrical standards both domestically and internationally. In addition, these highly trained professionals will investigate information and product suggestions gathered from individuals and distributors around the world in order to determine the type of products most in demand. Together, engineers and designers utilize state-of-the-art CAD-CAM systems to bring concepts to life. Additionally, Minuteman anticipates future plans to include a testing lab within the Minuteman facilities in order to expedite and further control quality in the manufacturing process.

NEW PRE-TREAT PAINT WASHER
ENSURES LASTING HIGH QUALITY FINISH
AND PREPARES MINUTEMAN TO DOUBLE
CAPACITY IN COMING YEARS.

Minuteman's new 5-unit pre-treat paint washer cleans the surface of raw
                                   [PHOTO]

Minuteman's innovative laser cutter was custom designed to assist assembly lines.
                                   [PHOTO]

Consistent, innovative design and manufacturing drive Minuteman's Hampshire
Plant.
                                   [PHOTO]

This year, our engineering team increased by over 25% to compensate for increased product demand.

metal components -- before paint application -- for longer lasting wear and greater durability. Designed in a 5 step process, components are hung from an overhead rail system which moves the parts through the pre-treat washer. Beginning with the first unit -- a 160 degree wash solution -- completes a first wash on hanging raw machined components. The second unit is a clean water rinse to remove soap, detergent scum and materials. A third unit wash, composed of phosphate and iron at 160 degrees, is designed to remove any oil from the raw metal which may be remaining from the original machining process. The fourth unit is a clean water rinse for final removal of phosphate leftovers. A fifth and final unit dries the metal component at a temperature of 400 degrees Fahrenheit. The exceptionally clean components are now ready for their application of epoxy. Each cleaned part -- still hanging from the overhead rail system -- is charged with negative ions which allows an operator to apply a positively charged epoxy paint powder. Cleaned painted components are then run through a combination oven at 400 degrees. This ensures a solid, long-lasting finish on all exterior Minuteman components. In addition to providing high quality finishes, the new pre-treat paint washer will enable Minuteman to expand in the future by adding new ovens which will double the capacity of their production.

ISO 9001 CERTIFICATION

DEDICATION TO EXCELLENCE.

      To obtain certification and ensure continued compliance with ISO 9001 Certification requirements, Minuteman added a staff member exclusively dedicated to maintaining and enhancing Minuteman's coveted ISO 9001 certification. Minuteman International began their quest for ISO 9001 Certification in the fall of 1994. ISO 9001 is an important and distinct certification because it not only encompasses manufacturing but also includes the design and development of products. Minuteman's final certification was received in October 1995. ISO 9001 Certification presents the perfect opportunity for Minuteman to fully demonstrate to distributors their ongoing commitment to quality.


MINUTEMAN'S
EMPLOYEE COMMITMENT

      "To produce products for the market that meet or exceed customer expectations while continuously improving the process."
[PHOTO]

Efficient MPV(R) assembly at Hampshire plant offers room to grow.
[PHOTO]

New paint washer unit washes and rinses parts two times for greater epoxy paint adhesion and longer part life.


Custom designed manufacturing machines comply with and enhance ISO 9001 certification.
[PHOTO]

                                   GLOBAL
                                   DYNAMICS

                       Minuteman Opens New International

                             Markets With Finesse.


      Minuteman entered five new markets in 1995. In addition, for the first time, Europe is a major focus of development.

      Plans include utilizing Minuteman's strong international experience to maintain and build strong distribution centers while working directly with dealers to establish strong networks of customers, facilitate on-site product training, prepare advertising plans, set goals and follow up with progress checks.

      This commitment to the international market, educating dealers, maintaining flawless distribution systems and concentrating on the unique needs of foreign markets remains firm.


      "From the start, our relationship with Minuteman was exceptional. They provided us with one-to-one customer support so that any questions or concerns we had were answered immediately...these well-designed, high quality products are perfect for our marketplace...plus, the price is as compact as the machine."
                                 Thijs Ras
                                 Director
                                 VAT, Netherlands

CURRENT MINUTEMAN MARKETS

Argentina
Australia
Bahrain
Belgium
Brazil
Canada
Chile
China
Columbia
Costa Rica
Ecuador
Egypt
Fiji
Finland
France
Greece
Holland
Hong Kong
Iceland
Israel
Japan
North Korea
Kuwait
Malaysia
Mexico
Netherlands
New Guinea
New Zealand
Norway
Oman
Philippines
Puerto Rico
Saudi Arabia
Singapore
Spain
Sweden
Taiwan
Thailand
United Kingdom
Venezuela

[PICTURE]

                                   WINNING
                                   PRODUCTS

   WINNING PRODUCTS,  VALUE AND EXCEPTIONAL QUALITY FORGE THE NEW MILLENNIUM.


      Minuteman International continues to position its high quality floor care products and cleaning chemicals as the best value on the market. This is possible because of ongoing direct control over design, production, product updates, innovative manufacturing technologies, distribution and quality control systems -- all of which result in long-term lower production costs and therefore greater value-added products.

      More than ever, Minuteman is a full-line manufacturer of maintenance products and cleaning chemicals for industrial, commercial and institutional facilities. The added convenience brought to distributors and customers by Minuteman, who meets all cleaning needs from products to chemicals, is clear -- quality results -- because of the ability to streamline purchasing costs through just one vendor, timeliness in ordering and shipping and the assurance that any concerns are answered promptly and efficiently.


      "Minuteman continues to lead the market in both sales and product value because of two simple reasons -- an excellent distribution system that nurtures, trains and develops long-term relationships with our distributors, and our unique ability to anticipate new market trends, develop appropriate products and deliver them to the marketplace in a timely fashion."

                            GREG RAU
                            VICE PRESIDENT OF SALES
                            MINUTEMAN INTERNATIONAL, INC.

AUTOMATIC SCRUBBERS

BETTER THAN EVER, MINUTEMAN'S
TIME-TESTED SCRUBBERS CONTINUE
OUTSTANDING PERFORMANCE

        Minuteman's popular new generation 260 and 320 Automatic Scrubbers maneuver at the touch of a hand - thanks to an added traction drive - clean the toughest floors, and are built to last. Minuteman offers a wide variety of scrubbers - from 17"

[PHOTO]
to 38" - each of which are designed to fill a specific customer need.

      Innovative features set Minuteman scrubbers apart from the competition. For example, the 320 Automatic Scrubber is specifically designed for unique markets such as hospitals and features quiet engineering advancements that significantly reduce the dba rating on the powerful 3-stage vacuum motor. The 320 also features 350 lbs. of brush pressure and a powerful brush speed of 320 RPM. The 32" offset brush allows you to scrub close to walls and into tight corners while the large 26-gallon solution/recovery tank is designed to extend the running time between dumping and refilling.

CARPET MACHINES
THE MULTI-PURPOSE VACUUM (MPV(R))
A RUGGED CLEANING "WORKHORSE"

      Minuteman's carpet care equipment is designed to be user-friendly with improved visibility and reduced fatigue. From the total care approach of the Rugmaster and Ambassador Series to the daily dependability of the Multi-Purpose Vacuum (MPV(R)), Minuteman's solution to carpet maintenance means manageability and minimum operator fatigue.

      Minuteman's popular MPV is the latest in engineering and performance innovation providing maximum performance. This versatile, lightweight dual-motor upright vacuum has added bag capacity and is available in 14" and 18" brush widths. The MPV's top-filling, easy-to-empty collection bag has expanded capacity and is easily removed with one hand.

      Minuteman's Wide Area Vacuums are ideal for big cleaning jobs by offering a larger wide-sweeping path which cleans up to 25,000 sq. ft. per hour. Powerful cleaning is effortless due to continuous-duty blowers and brush motors.

FLOOR CARE MACHINES
MINUTEMAN RETAINS THE LEAD

         Easy-to-use controls and fatigue-free designs characterize Minuteman's hard floor machines. Efficient 1500, 2300 and 2600 Burnishers feature a unique Passive Air Management System (PAMS(R)) whose patented technology takes advantage of large volumes of air naturally set in motion by the rapidly rotating pad. This innovative floor care

Carpet Machines -- Minuteman offers carpet care products that powerfully extract dirt while precisely grooming carpets. -

                                  [PICTURES]

- Automatic Scrubbers -- Minuteman scrubbers are available in 17" to 38" walk behind automatic scrubbers and 34" rider scrubbers.

Floor Care Machines -- Minuteman's wide range of electric, battery and variable speed burnishers endure demanding conditions.

Minuteman's MPV(R) multi-purpose vacuum offers the latest in engineering and performance innovation for carpet care.

equipment brings cost-savings, rugged construction, ergonomic considerations and ease of operation to new and established markets for Minuteman.

FRONT RUNNER SERIES CONTINUES
TO BE EXCELLENT VALUE CHOICE

      Introduced just over a year ago, the efficient and popular Front Runner(TM) Series has been well received and sales are in high gear. Designed to be competitively priced, the Front Runners retain the same high quality and operator safety found in all Minuteman machines. The cost-saving design was accomplished by reducing the number of component parts needed and by using the same wheel bracket for both the 17" and 20" models. These manufacturing improvements and ensuing cost savings are just one example of Minuteman's firm belief in long-term investments that build a profitable and exciting future.

COMMERCIAL AND INDUSTRIAL TANK VACUUMS
DEPENDABLE 290 VACUUM SERIES

      Durable and powerful tank vacuums clean with power and are built to last. Available in a wide variety of sizes from 4 to 20 gallons, the 290 wet/ dry tank Vacuum Series includes all Minuteman's latest patented features. Consider that these innovative vacuums feature a self-sealing intake that ensures a positive vacuum seal while still allowing the hose to swivel. Plus all industrial tanks are powered by rugged Ametek Lamb(R) Motors and constructed of either durable polyethylene or stainless steel.

705 SERIES AIR VACUUMS FEATURE
SUPER SUCTION

      Super suction, non-electric Air Vacs are perfect for heavy duty industrial use. Featuring compressed air which creates a vacuum of exceptionally high flow and high static lift, these vacuums are capable of lifting or moving an extensive variety of solid or liquid materials. With no moving parts the 705 Series Air Vacs require little maintenance with continuous service.

CRITICAL FILTER VACUUMS
MODEL CRV(TM) CLEAN ROOM VACUUM
REMOVES SURFACE CONTAMINATION
WITH CONFIDENCE

Critical Filter Vacuums require both safety and efficiency. Consider that the Model CRV(TM) Clean Room Vacuum

[PICTURES]

Efficient and popular, the Front Runner(TM) Floor Machine series sales stay in high gear.

Commercial Industrial Tank
Vacuums -- Ranging from 5 gallons to 55 gallons, Minuteman's tank vacuums endure years of use.

Critical Filter Vacuums -- These specially built Minuteman vacuums clean up critical waste and a variety of hazardous materials.

was specifically designed for Class 1 through Class 100,000 cleanrooms, pharmaceutical labs, gowning areas, air showers, biological labs and computer rooms.

      Minuteman's absolute filtration system includes a dual layer disposable paper bag, a non-woven cloth filter and a standard U.L.P.A. (Ultra Low Particulate Air) filter, 99.999% efficient at 0.12 microns -- an efficiency much greater than normal H.E.P.A. (High Efficiency Particulate Air) filters. Plus, a powerful 1.2 hp motor supplies ample suction at a constant airflow with a sound rating of only 65 dba.

ADDITIONAL CRITICAL FILTER VACUUMS

      Critical Filter Vacuums are specially designed by Minuteman for easy use, come in a wide variety of sizes, and are created specifically for hazardous waste applications. Popular critical filter vacuums include the X829 Vacuum Series with powerful H.E.P.A. filter wet/dry vacuums which deliver safe, affordable waste removal. Among these vacuums are the Explosion-Proof Vacuum for the containment of flammable materials and the Mercury Recovery Vacuum Series for handling and disposing of mercury and mercury vapor.

PARKER SWEEPER
LAWN SWEEPERS ARE ALL STARS

      Parker Sweeper, located at Minuteman's Hampshire plant, adds diversity and variety to the Minuteman product line.

      Parker Sweeper's wide variety of walk-behind litter and lawn sweepers are just a few examples of the strength these reliable products bring to Minuteman. The popular Parker Vac-35(R) and Scavenger(R) line of walk-behind litter vacuums and the Estate Master(R) are very successful. Eight models of the Vac-35 accommodate a wide variety of applications with features like the exclusive Spin Pak(R) deflector that actually packs debris down into the bag to allow a greater degree of fill. All models are designed to improve operator comfort, reduce user strain, and deliver cost-efficient performance.

      The entire line of products offered by Parker to grounds maintenance professionals also includes power rakes, lawn sweepers, dethatchers, blowers, tillers and portable truck loaders.


The CRV (TM) clean room vacuum ensures compliance with safety and quality standard codes for critical environments.
[PHOTO]

Parker Sweeper Litter Vacuums -- Outdoor cleanup is a breeze with the powerful and proven line of Parker litter vacs and Minuteman sweepers.
[PHOTO]

The Estate Master(R) keeps pro
ball fields, such as Comiskey Park in Chicago, looking great.
[PHOTOS]

STRONG SALES AND
PRODUCT DEVELOPMENT
DRIVE MULTI-CLEAN(R)

START TO FINISH, MINUTEMAN
DELIVERS QUALITY PRODUCT

      Consistent with the Minuteman standard for providing high quality products is the Multi-Clean state-of-the-art research and development lab. Here, chemists formulate and engineer maintenance chemicals specifically designed to work with Minuteman machines. This innovative division of Minuteman brings 49 years of experience to a line of cleaners that successfully addresses the needs of customers, cleaning contractors and governmental agencies.

NEW PRODUCTS AND EQUIPMENT KEEP
MULTI-CLEAN A FRONT RUNNER

      New test equipment has been added to our modern floor care research and development lab called a Snell Capsule. Used to quantitatively evaluate the durability of floor finishes and coatings, the capsule is effective for testing black mark and scuff resistance of finishes.

      In addition, the Multi-Blend Chemical Proportioning System is proving to be an extremely strategic product for a wide variety of customers such as schools, post offices, retail stores, hospitals, nursing homes, manufacturing plants and others.

      New products continue to place Minuteman and Multi-Clean at the forefront. One of the newest projects is a

Multi-Clean(R) offers a wide variety of products for all floor types including resilient tile, hard floors, carpet, concrete and wood.
[PHOTO]

       Minuteman International, Inc. -- Exceptional Sales Performance.

        LEADERSHIP
        [PHOTO]

Meat Room Sanitation Program. Products include a high foam degreaser, sanitizer, dish wash soap and hand sanitizing soap as well as an instruction manual. When finished, it will provide the distributor a sanitation package for meat room, seafood department and delicatessen sanitation.

MINUTEMAN INTERNATIONAL LEADS INDUSTRY IN FLOOR CARE TECHNOLOGY

      Multi-Clean offers a wide variety of products for all types of floors including resilient tile, hard floors, carpet, concrete and wood. The full line of innovative, convenient, high quality products with user-friendly labeling and industry standard Bag-in-Box packaging confirms Minuteman International's lead in floor care technology.


A LEADERSHIP VOICE
FOR THE ISSA

The ISSA Show, run by the International Sanitary Supply Association, is the industry's most vital trade show and serves as a conduit for communication and business contacts between customers, distributors, manufacturers and wholesalers. Jerry Rau, President & Chief Executive Officer of Minuteman International, was recently elected Vice President/President-Elect of this important organization. The position offers Jerry, the first equipment manufacturer to lead the association since 1959, the opportunity to fulfill several critical goals for both the floor cleaning industry and Minuteman International, Inc. Among Jerry's goals are marketing, building and enhancing the ISSA for greater exposure to new markets, developing active ISSA representation for chemical and equipment manufacturers faced with continuous regulations, and developing new educational opportunities which offer members new ways to enter and take advantage of new markets and products. The highly visible position will allow Jerry to bring over 29 years of direct industry experience to the association and its members.

      ". . . You (Jerry) will become the first Vice President/President Elect from the equipment sector of the Association since. . .1959. . . thus you have much to be proud. . .Since the conclusion of WWII only five other equipment manufacturers have been represented on the Association's Board of Directors. . . Good luck!"

      Jack Ramaley
      Past Executive Vice President
      of the ISSA for 15 years -
      ongoing ISSA consultant

John Garfinkel, Executive Director of the ISSA, speaks to the membership at a recent meeting.
[PHOTO]

Minuteman's presence at the 1995 ISSA show in Atlanta, Georgia was very impressive.
[PHOTO]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

EARNINGS

Net Income for the year 1995 was $2,824,000 or $.79 per share compared with $3,203,000 or $.90 per share.

  The downward pressure on margins in 1995 caused by price concessions necessary to remain competitive and maintain our market share contributed to this decline. Profits were adversely affected further due to the significant commitments made to long term projects such as ISO certification, expansion of our research and development department and the completion of the second 50,000 square foot phase of our new manufacturing plant in Hampshire, Illinois. It is anticipated that all of these will provide benefits in the years to come. The benefits received in other income in 1994 due to the successful settlement of patent infringement litigation and the sale of part of our former St. Paul manufacturing facility likewise contributed to this decline.

SALES

Net sales increased 11.5% or $4,782,000 in 1995 compared to 1994. The Company's commercial product line, substantially all of which is domestically manufactured, increased $4,722,000 or 11.7% compared to 1994. This increase is due primarily to the sales of new products, our continued expansion in overseas markets and by strong sales to our North American dealer organization. Sales of industrial products increased $60,000 or 4.8% for 1994.

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

GROSS PROFIT

As a percent to net sales gross profit decreased to 31.0% in 1995. The aforementioned pricing pressures and long term investments coupled with an unfavorable change in product mix accounted for this decline.

  Gross profit during 1994, as a percent to net sales was 33.7%, the same as it had been in 1993. The effects of higher volume without any current year price increase and continued manufacturing efficiencies were offset by the start up costs associated with our new production facility in Hampshire, Illinois.

SELLING EXPENSES

Selling expenses, as a percent to net sales, decreased from 18.9% in 1993 to 18.5% in 1994, to 18.2% in 1995. This decrease resulted primarily from containing expenses proportionately with the increase in sales. The increase in total expenses in 1995 was primarily attributable to additional advertising and promotional expenses as well as additional personnel needed to better service customer demands. In 1994 this increase was primarily the result of additional personnel.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONTINUED)


GENERAL
ADMINISTRATIVE EXPENSES

In 1995 these expenses declined 5.1% from 1994 due primarily to savings associated with the consolidation of Parker Sweeper administrative functions.

  In 1994 these expenses as a percent to sales remained the same as in 1993 at 4.9%. The increase in total expenses for 1994 was primarily attributable to additional personnel and higher professional fees.

OTHER INCOME

  In 1995 the Company's interest income decreased $19,000 due to lower investable funds resulting from the construction of the addition to our new manufacturing facility in Hampshire, Illinois. In 1994 interest income increased $7,000 over the prior year due to higher interest rates earned on lower investable funds.

  In 1995 the Company incurred interest expense of $50,000 on short term debt necessitated by the further expansion of the Hampshire manufacturing facility.

  The decline in 1995 other income, as well as the increase in 1994 income over 1993 was due to the successful settlement of patent infringement litigation against various industry competitors as well as recognizing a gain on the sale of a part of our former St. Paul manufacturing facility during 1994.

INCOME TAXES

The effective tax rate was 31.2%, 37.4% and 38.9% for 1995, 1994 and 1993, respectively. The decrease in the 1995 rates is caused principally by research and development tax credits and increased benefit received from our Foreign Sales Corporation. The decrease in the 1994 tax rate from 1993 was due primarily to a reduction in State income taxes.

INFLATION

Inflation has not had a significant impact on the Company's business during the past three years.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
AND FINANCIAL POSITION

The Company had working capital of $17.1 million and $17.2 million at December 31, 1995 and 1994, respectively. This represented a current ratio of 6.4 for each of those years.

  Cash, cash equivalents and short-term investments represented 6.2% and 18.5% of this working capital at December 31, 1995 and 1994, respectively. This decline in 1995 was due primarily to financing the expansion of the Hampshire manufacturing facility.

  At December 31, 1995 and 1994, the Company had shareholders' equity of $26.1 million and $24.7 million, respectively, which when compared to total liabilities represented an equity to liability ratio of 7.7 and 7.3, respectively.

  The Company has no debt, more than sufficient capital resources and is in a strong financial position to meet business and liquidity needs as they arise. The Company foresees no unusual future events that will materially change the aforementioned summarization.

CONSOLIDATED STATEMENTS OF INCOME

                                                       ------------------------------------------------
                                                                       Year Ended December 31
                                                          1995               1994              1993
                                                       ------------------------------------------------
Net sales   . . . . . . . . . . . . . . . . . . . . . .$46,300,000        $41,518,000      $38,237,000
Cost of sales   . . . . . . . . . . . . . . . . . . . . 31,957,000         27,540,000       25,357,000
                                                       -----------        -----------      -----------
    Gross profit    . . . . . . . . . . . . . . . . . . 14,343,000         13,978,000       12,880,000
Operating expenses
    Selling   . . . . . . . . . . . . . . . . . . . . .  8,431,000          7,675,000        7,241,000
    General and administrative    . . . . . . . . . . .  1,920,000          2,024,000        1,897,000
                                                       -----------        -----------      -----------
       Operating expenses   . . . . . . . . . . . . . . 10,351,000          9,699,000        9,138,000
                                                       -----------        -----------      -----------
       INCOME FROM OPERATIONS   . . . . . . . . . . . .  3,992,000          4,279,000        3,742,000
Other income
    Interest income   . . . . . . . . . . . . . . . . .     80,000             99,000           92,000
    Interest expense    . . . . . . . . . . . . . . . .    (50,000)
    Other - net   . . . . . . . . . . . . . . . . . . .     82,000            737,000           10,000
                                                       -----------        -----------      -----------
       Other income   . . . . . . . . . . . . . . . . .    112,000            836,000          102,000
                                                       -----------        -----------      -----------
       INCOME BEFORE INCOME TAXES   . . . . . . . . . .  4,104,000          5,115,000        3,844,000
Provision (credit) for income taxes
    Current   . . . . . . . . . . . . . . . . . . . . .  1,228,000          1,894,000        1,665,000
    Deferred    . . . . . . . . . . . . . . . . . . . .     52,000             18,000         (170,000)
                                                       -----------        -----------      -----------
       PROVISION FOR INCOME TAXES   . . . . . . . . . .  1,280,000          1,912,000        1,495,000
                                                       -----------        -----------      -----------
       NET INCOME   . . . . . . . . . . . . . . . . . .$ 2,824,000        $ 3,203,000      $ 2,349,000
                                                       ===========        ===========      ===========
Net income per common share   . . . . . . . . . . . . .$       .79        $       .90      $       .66
                                                       ===========        ===========      ===========

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                            --------------------------------
                                                                                       December 31
                                                                                 1995               1994
                                                                            --------------------------------
ASSETS
CURRENT ASSETS
    Cash and cash equivalents   . . . . . . . . . . . . . . . . . . . . .    $   812,000      $   655,000
    Short-term investments    . . . . . . . . . . . . . . . . . . . . . .        258,000        2,520,000
    Accounts receivable, less allowances of
       $372,000 in 1995 and $400,000 in 1994    . . . . . . . . . . . . .      7,914,000        6,577,000
    Due from affiliates   . . . . . . . . . . . . . . . . . . . . . . . .        306,000          407,000
    Inventories   . . . . . . . . . . . . . . . . . . . . . . . . . . . .     10,557,000        9,686,000
    Prepaid expenses    . . . . . . . . . . . . . . . . . . . . . . . . .        100,000          142,000
    Deferred income taxes   . . . . . . . . . . . . . . . . . . . . . . .        370,000          405,000
                                                                             -----------      -----------
          TOTAL CURRENT ASSETS    . . . . . . . . . . . . . . . . . . . .     20,317,000       20,392,000
PROPERTY, PLANT AND EQUIPMENT
    Land    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        942,000          942,000
    Building and improvements   . . . . . . . . . . . . . . . . . . . . .      6,192,000        4,921,000
    Machinery and equipment   . . . . . . . . . . . . . . . . . . . . . .      7,421,000        6,242,000
    Office furniture and equipment    . . . . . . . . . . . . . . . . . .      1,629,000        1,567,000
    Transportation equipment    . . . . . . . . . . . . . . . . . . . . .        879,000          785,000
                                                                             -----------      -----------
                                                                              17,063,000       14,457,000
    Accumulated depreciation    . . . . . . . . . . . . . . . . . . . . .     (8,116,000)      (7,036,000)
                                                                             -----------      -----------
                                                                               8,947,000        7,421,000
OTHER ASSETS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        236,000          254,000
                                                                             -----------      -----------
                                                                             $29,500,000      $28,067,000
                                                                             ===========      ===========
Liabilities and Shareholders' Equity
CURRENT LIABILITIES
    Accounts payable    . . . . . . . . . . . . . . . . . . . . . . . . .    $ 1,287,000      $ 1,049,000
    Accrued expenses    . . . . . . . . . . . . . . . . . . . . . . . . .      1,736,000        1,998,000
    Income taxes payable    . . . . . . . . . . . . . . . . . . . . . . .        152,000          138,000
                                                                             -----------      -----------
           TOTAL CURRENT LIABILITIES    . . . . . . . . . . . . . . . . .      3,175,000        3,185,000
DEFERRED INCOME TAXES   . . . . . . . . . . . . . . . . . . . . . . . . .        200,000          183,000
SHAREHOLDERS' EQUITY
    Common stock, no-par value
    Authorized shares - 10,000,000
    Issued and outstanding shares -
    3,568,385 in 1995 and 1994    . . . . . . . . . . . . . . . . . . . .      6,396,000        6,396,000
    Retained earnings   . . . . . . . . . . . . . . . . . . . . . . . . .     19,851,000       18,454,000
    Currency translation adjustments    . . . . . . . . . . . . . . . . .       (122,000)        (151,000)
                                                                             -----------      -----------
                                                                              26,125,000       24,699,000
                                                                             -----------      -----------
                                                                             $29,500,000      $28,067,000
                                                                             ===========      ===========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                         ------------------------------------------------------------------
                                                  YEARS ENDED DECEMBER 31, 1993, 1994 and 1995

                                                 Common Stock
                                                 ------------                       CURRENCY
                                         NUMBER OF                   RETAINED     TRANSLATION
                                          SHARES        AMOUNT       EARNINGS     ADJUSTMENTS     TOTAL
                                         ------------------------------------------------------------------
BALANCE AT JANUARY 1, 1993  . . . . .    3,568,385      $6,396,000   $15,114,000   $ (43,000)   $21,467,000
    Dividends (.28 per share)   . . .                                   (999,000)                  (999,000)
    Net income    . . . . . . . . . .                                  2,349,000                  2,349,000
    Translation adjustment    . . . .                                                (50,000)       (50,000)
                                         ---------      ----------   -----------   ---------    -----------
BALANCE AT DECEMBER 31, 1993  . . . .    3,568,385       6,396,000    16,464,000     (93,000)    22,767,000
    Dividends (.34 per share)   . . .                                 (1,213,000)                (1,213,000)
    Net income    . . . . . . . . . .                                  3,203,000                  3,203,000
    Translation adjustment    . . . .                                                (58,000)       (58,000)
                                         ---------      ----------   -----------   ---------    -----------
BALANCE AT DECEMBER 31, 1994  . . . .    3,568,385       6,396,000    18,454,000    (151,000)    24,699,000
    Dividends (.40 per share)   . . .                                 (1,427,000)                (1,427,000)
    Net income    . . . . . . . . . .                                  2,824,000                  2,824,000
    Translation adjustment    . . . .                                                 29,000         29,000
                                         ---------      ----------   -----------   ---------    -----------
BALANCE AT DECEMBER 31, 1995  . . . .    3,568,385      $6,396,000   $19,851,000   $(122,000)   $26,125,000
                                         =========      ==========   ===========   =========    ===========



CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                        --------------------------------------
                                                                                               YEAR ENDED DECEMBER 31
                                                                                         1995          1994          1993
                                                                                       ---------------------------------------
OPERATING ACTIVITIES
    Net income    . . . . . . . . . . . . . . . . . . . . . . .                      $ 2,824,000   $ 3,203,000   $ 2,349,000
    Adjustments to reconcile net income to net cash
    provided by operating activities:
       Depreciation and amortization    . . . . . . . . . . . .                        1,288,000     1,189,000     1,106,000
       Deferred income taxes (credit)   . . . . . . . . . . . .                           52,000        18,000      (170,000)
       Other    . . . . . . . . . . . . . . . . . . . . . . . .                           29,000       (58,000)     (120,000)
    Cash provided (used) due to changes in operating assets and liabilities:
       Accounts receivable and due from affiliates    . . . . .                       (1,236,000)     (629,000)     (645,000)
       Inventories    . . . . . . . . . . . . . . . . . . . . .                         (871,000)   (1,366,000)   (1,320,000)
       Prepaid expenses and refundable income taxes   . . . . .                           42,000        43,000        (9,000)
       Accounts payable, accrued expenses and income taxes    .                          (10,000)      494,000       668,000
                                                                                     -----------   -----------   -----------
           NET CASH PROVIDED BY OPERATIONS    . . . . . . . . .                        2,118,000     2,894,000     1,859,000
INVESTING ACTIVITIES
    Purchases of property, plant and equipment, net   . . . . .                       (2,796,000)   (2,657,000)   (1,200,000)
    Purchases of short-term investments   . . . . . . . . . . .                         (130,000)     (847,000)     (461,000)
    Maturities of short-term investments    . . . . . . . . . .                        2,392,000     1,400,000       390,000
                                                                                     -----------   -----------   -----------
           NET CASH USED IN INVESTING ACTIVITIES    . . . . . .                         (534,000)   (2,104,000)   (1,271,000)
FINANCING ACTIVITIES
    Dividends paid    . . . . . . . . . . . . . . . . . . . . .                       (1,427,000)   (1,213,000)     (999,000)
                                                                                     -----------   -----------   -----------
           NET CASH USED IN FINANCING ACTIVITIES    . . . . . .                       (1,427,000)   (1,213,000)     (999,000)
                                                                                     -----------   -----------   -----------
           INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS   .                          157,000      (423,000)     (411,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR  . . . . . . . .                          655,000     1,078,000     1,489,000
                                                                                     -----------   -----------   -----------
CASH AND CASH EQUIVALENTS AT END OF YEAR  . . . . . . . . . . .                      $   812,000   $   655,000   $ 1,078,000
                                                                                     ===========   ===========   ===========


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A - BUSINESS INFORMATION

The Company operates primarily in one business segment, which consists of the development, manufacture and marketing of commercial and industrial floor maintenance equipment and related products. The Company sells to a multitude of regional, national and international customers, primarily within the sanitary supply industry. No single customer accounted for a significant amount of net sales in 1995, 1994 or 1993.

  The Company sells to affiliated (see Note D) and unaffiliated customers in foreign countries. For 1995, 1994, and 1993, these sales aggregated to $11,063,000, $9,037,000 and $8,518,000, respectively, and were principally to customers in Canada, the Pacific Rim, the Middle East, Europe, and Latin America.

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

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORIES

Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) cost method for a majority (1995-80%, 1994-82%) of inventories and the first-in, first-out (FIFO) method for the remainder. Inventories at December 31, 1995 and 1994 consist of the following:

                        1995         1994

Inventories at FIFO cost:
  Finished goods    $ 4,112,000  $ 3,684,000
  Work in process     7,488,000    6,362,000
  Raw materials       1,017,000    1,521,000
                     -----------  -----------
                     12,617,000   11,567,000
Less LIFO reserve    (2,060,000)  (1,881,000)
                    ----------   ----------
Total Inventories   $10,557,000  $ 9,686,000
                    ===========  ===========

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated on the basis of cost. Depreciation is computed by both the straight line and accelerated methods for financial reporting purposes and by the accelerated method for tax purposes.

INCOME TAXES

Income taxes have been provided using the liability method in accordance with FASB Statement 109, Accounting for Income Taxes. Under this method deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NET INCOME PER COMMON SHARE

Net income per common share is based on the weighted average number of common shares outstanding during each year (3,568,385 in 1995, 1994 and 1993).

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

SHORT-TERM INVESTMENTS

Short-term investments have been categorized as available for sale and are stated at cost which approximates fair value. Investments include certificates of deposit, Eurodollar and treasury certificates, and a managed portfolio of high quality liquid variable rate notes and tax exempt seven day bonds all with domestic commercial banks.

NOTE C - SHORT TERM DEBT

In June 1995, the Company entered into an unsecured Line of Credit arrangement for short term debt with a financial institution. Under the terms of this agreement the Company may borrow up to $5 million on terms mutually agreeable to the Company and financial institution. There are no requirements for compensating balances or restrictions of any kind involved in this arrangement.

At December 31, 1995 there were no borrowings outstanding. During 1995 the maximum and average borrowings and the weighted average interest rate on short-term borrowings were:


------------------------------------------
Maximum borrowings
at month end:                 $2,000,000
------------------------------------------
Average borrowings
outstanding during year:      $  749,000
------------------------------------------
Weighted average
Interest rate:                       6.6%
------------------------------------------

NOTE D - INCOME TAXES

Deferred income taxes primarily relate to temporary differences in the recognition of depreciation expense and other accrued expenses for financial reporting and income tax purposes. The temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that result in significant amounts of deferred taxes in the consolidated balance sheets at December 31, 1995 and 1994 are as follows:

                                            1995       1994
Accounts receivable                     $350,000   $375,000
Property, plant & equipment             (493,000)  (382,000)
Accrued expenses & other                 685,000    763,000
                                         -------   --------
                                        $542,000   $756,000
                                        ========   ========

The effective income tax rate on income taxes differed from the Federal statutory rate as follows:

                                1995   1994  1993

Federal statutory rate          34.0%  34.0% 34.0%
State income taxes, net
   of Federal tax benefit        4.3    4.5   4.8
Foreign Sales
   Corporation benefit          (2.7)  (1.3) (1.8)
Research and Develop-
   ment Tax Credits             (5.2)
Other, net                        .8     .2   1.9
                                ----   ----  ----
                                31.2%  37.4% 38.9%
                                ====   ====  ====

  The Company paid income taxes of $1,208,000, $1,723,000 and $1,749,000 in 1995, 1994 and 1993, respectively. State income taxes amounted to $269,000, $345,000 and $290,000 for 1995, 1994 and 1993, respectively. Foreign income taxes amounted to $55,000, $17,000 and $13,000 for 1995, 1994 and 1993,
respectively.

NOTE E - RELATED PARTY TRANSACTIONS

Hako-Werke GmbH & Co. (a German corporation) owns 73.95% of the outstanding common stock of the Company through a subsidiary.

  The Company purchased inventories of approximately $578,000, $512,000 and $586,000 from Hako-Werke in 1995, 1994 and 1993, respectively. Amounts due to Hako-Werke, which relate to these purchases, are due within 90 days from the date of shipment.

  The Company sold approximately $2,369,000, $1,962,000 and $2,176,000 of merchandise to Hako-Werke and certain of its subsidiaries during 1995, 1994 and 1993, respectively. Amounts due from affiliates, which relate to these sales, are due within 90 days from the date of sale.

NOTE F - EMPLOYMENT
AGREEMENTS

The Company has employment agreements with the executive officers of the Company which expire through 1998. The agreements contain customary provisions, including severance pay in the event the Company terminates their employment.

NOTE G - EMPLOYEE
BENEFIT PLANS

The Company maintains a participatory defined contribution plan for substantially all employees under Section 401(a) of the Internal Revenue Code. In addition to a discretionary contribution, the Company also matches employee contributions based upon a formula up to a specified maximum. Contributions to the plan and related expense were $250,000, $207,000 and $160,000 for the years ended 1995, 1994 and 1993, respectively.

NOTE H - QUARTERLY RESULTS
OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 1995 and 1994:

                             Three Months Ended
                     ---------------------------------------
                     March    June   September   December
                      31       30        30        31
------------------------------------------------------------
               (Thousands of dollars, except per share data)
1995
Net sales          $11,869  $12,523   $11,576   $10,332
Gross profit         3,807    4,116     3,454     2,966
Net income             764      803       590       667
Net income per
   common share    $   .21  $   .23   $   .16   $   .19
1994
Net sales          $10,269  $11,371   $10,992   $ 8,886
Gross profit         3,508    3,956     3,816     2,698
Net income             745      949       814       695
Net income per
   common share    $   .21  $   .26   $   .23   $   .20

------------------------------------------------------------
  Fourth quarter adjustments, primarily related to inventories, caused net income and net income per common share to increase by $52,000 or $.01 per share in 1995 and $45,000 or $.01 per share in 1994.

NOTE I - RESEARCH AND
DEVELOPMENT EXPENSES

Research and development expense for 1995, 1994 and 1993, approximated $1,085,000, $861,000 and $749,000, respectively.

NOTE J - ASSETS
HELD FOR SALE

  During 1994 the Company sold a portion of a former manufacturing facility and recognized a gain on the sale. The Company sold the remaining portion of this facility in January 1996 for a gain.

MARKETS FOR THE COMPANY'S SECURITIES AND RELATED MATTERS

On March 1, 1996 the last reported sales price of the common stock on the Nasdaq systems was $9.25 The approximate number of holders of common stock was 1,100.

  Since 1988 the Board of Directors has declared regular quarterly dividends and the fourth quarter dividend in 1995 represents the twenty ninth consecutive dividend paid to shareholders. Future dividend policy will be determined by the Board of Directors in light of prevailing financial needs and earnings of the Company and other relevant factors.

  The common stock of Minuteman International, Inc. is quoted on The Nasdaq Stock Market and its trading symbol is "MMAN". The following tables set forth for 1995 and 1994 the range of bid prices for the Company's common stock as reported in the Nasdaq systems for the period indicated:

                          Dividends
                                Per
               High    Low    Share
1995
1st Quarter     11       93/8  $.10
2nd Quarter     101/2    91/2  $.10
3rd Quarter     111/4    9     $.10
4th Quarter     10       9     $.10

1994
1st Quarter     123/4    91/2  $.08
2nd Quarter     121/4    91/2  $.08
3rd Quarter     13      101/2  $.08
4th Quarter     111/2   10     $.10



SELECTED CONSOLIDATED FINANCIAL DATA

See "Management's Discussion and Analysis of Results of Operations and Financial Condition", and "Notes to Consolidated Financial Statements"

                                                             Year Ended December 31,
                                                 1995         1994        1993        1992        1991
                                              ---------------------------------------------------------
                                                  In thousands, except share and per share data
INCOME STATEMENT DATA
   Net sales                                  $ 46,300    $  41,518     $ 38,237    $ 32,659    $ 30,238
   Cost of sales                                31,957       27,540       25,357      21,884      19,065
                                              --------    ---------     --------    --------    --------
      Gross profit                              14,343       13,978       12,880      10,775      11,173
   Selling expenses                              8,431        7,675        7,241       6,574       6,130
   General and administrative expenses           1,920        2,024        1,897       1,914       1,783
                                              --------    ---------     --------    --------    --------
     Income from operations                      3,992        4,279        3,742       2,287       3,260
   Interest income, net                             30           99           92         193         294
   Other, net                                       82          737           10          60         219
                                              --------    ---------     --------    --------    --------
     Income before income taxes                  4,104        5,115        3,844       2,540       3,773
   Income tax expense                            1,280        1,912        1,495         929       1,270
                                              --------    ---------     --------    --------    --------
     Net income                               $  2,824    $   3,203     $  2,349    $  1,611    $  2,503
                                              ========    =========     ========    ========    ========
PER SHARE DATA
   Cash dividends                             $    .40    $     .34     $    .28    $    .28    $    .23
   Net income per common share                     .79          .90          .66         .45         .70
   Weighted average number
      of shares outstanding                  3,568,385    3,568,385    3,568,385   3,568,385   3,590,347
BALANCE SHEET DATA
   Working capital                            $ 17,142    $  17,207     $ 16,745    $ 15,604    $ 15,612
   Total assets                                 29,500       28,067       25,643      23,670      22,427
   Shareholders' equity                         26,125       24,699       22,767      21,467      20,966


REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF MINUTEMAN INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheets of Minuteman International, Inc. and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minuteman International, Inc. and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


   /s/ERNST & YOUNG
      -----------------
      ERNST & YOUNG LLP
      Chicago, Illinois
      February 14, 1996

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



   /s/Thomas J. Nolan
      -----------------------
      Thomas J. Nolan
      Chief Financial Officer,
      Secretary & Treasurer



   /s/Jerome E. Rau
      ----------------------------------
      Jerome E. Rau
      President, Chief Executive Officer

[GRAPHIC]

OPERATING OFFICERS
Jerome E. Rau
President & Chief Executive Officer

Gary E. Palmer
Vice President of Engineering

Gregory J. Rau
Vice President of Sales

Thomas J. Nolan
Chief Financial Officer, Secretary & Treasurer

CORPORATE INFORMATION
General Counsel
Law Offices of Reynolds &
Reynolds, Ltd.
Chicago, Illinois

INDEPENDENT AUDITORS
Ernst & Young LLP
Chicago, Illinois

TRANSFER AGENT
Chemical Mellon Shareholder Services, L.L.C.
85 Challenger Road, Overpeck Centre
Ridgefield Park, New Jersey  07660
1-800-426-5754 Shareholders information
1-800-231-5469 TDD (Telecommunications Device for the Deaf)

STOCK LISTING
Traded over-the-counter on The Nasdaq Stock Market under the symbol "MMAN"

ANNUAL MEETING
April 12, 1996 at 10:00 a.m. at
Bank of America
231 South LaSalle Street
21st Floor
Shareholders' Meeting Room
Chicago, Illinois  60697

FORM 10-K
Minuteman International, Inc. will send a copy of its Form 10-K report for fiscal 1995 as filed with the Securities and Exchange Commission upon written request to Thomas J. Nolan, Chief Financial Officer, at the corporate office.

CORPORATE OFFICE
Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois  60101
(708) 627-6900


BOARD OF DIRECTORS

[PHOTO]
JEROME E. RAU
President &
Chief Executive Officer
Minuteman
International, Inc.

[PHOTO]
TYLL NECKER
Chief Executive Officer
Hako--Werke International
GmbH & Co.

[PHOTO]
FREDERICK W. HOHAGE
President
Robert Bosch Corporation,
Sales Group

[PHOTO]
JAMES C. SCHRADER, JR.
President
Precision Enterprises, Ltd.

[PHOTO]
FRANK R. REYNOLDS
Attorney
Law Offices of
Reynolds & Reynolds, Ltd.

[Graphic]

LOCATIONS

CORPORATE OFFICES AND WORLD HEADQUARTERS
Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois  60101
(708) 627-6900

MANUFACTURING FACILITIES
Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois  60101
(708) 627-6900

MINUTEMAN INTERNATIONAL, INC.
14N845 U.S. Route 20
Hampshire, Illinois  60140
(847) 683-5210

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
(708) 530-0007

CANADA
Minuteman Canada, Inc.
84 East Brunswick Boulevard
Dollard des Ormeaux
Quebec H9B 2C5 Canada
(514) 683-3880

MINUTEMAN CANADA, INC.
1100 Mid-Way Boulevard
Mississauga
Ontario L5T 1V8 Canada
(416) 670-1063

                               [MINUTEMAN LOGO]


                        FRONT RUNNER OF THE INDUSTRY (SM)


                         MINUTEMAN INTERNATIONAL INC.

                             111 S. Rohlwing Rd.

                           Addison, Illinois 60101

                           Telephone: (708) 627-6900