Form 10-K, Exhibit 13
period 1996-12-31
MINUTEMAN INTERNATIONAL INC
filed 1997-03-17
CIK 810876

[MINUTEMAN LOGO]

[5 PHOTOS WITHIN A PHOTO]

1996 ANNUAL REPORT

MINUTEMAN INTERNATIONAL, INC.

                               Mission Statement
                    A Steadfast Commitment to Our Customers.

  The core of Minuteman International is anchored by a single, straightforward vision - to deliver exceptional floor cleaning equipment and chemicals combined with a single-minded focus to anticipate and answer our customers' needs. Answering those needs is just the beginning of a performance-driven philosophy to help our distributors maximize a profit and to provide outstanding service, products and training to each Minuteman customer. That philosophy is combined with the ongoing development of new and more cost effective methods of manufacturing and product design to keep our customers on the leading edge of floor care technology into the next century.

             [MINUTEMAN "FRONT RUNNER OF THE INDUSTRY(SM)" LOGO]

CONTENTS                      [3 PHOTOS]
----------------------------------------------------------------------

A message from the President and CEO, Jerry Rau. -- Page 3

Strong distributor base leads stunning global performance. -- Page 5

Celebrating 10 years as a public company. -- Page 7

Dynamic NEW products greet the Millennium. --  Page 11

A full-line of exceptional floor care products drive the market. -- Page 13

Multi-Clean celebrates 50 years of outstanding floor care chemicals. -- Page 16

16-YEAR SUMMARY
NET SALES
----------------------------------------------------------------------
(Dollars in thousands)                 $49,120

                [PERFORMANCE GRAPH -- NEED PLOT POINTS]

Minuteman's growth is characterized by ongoing new product development, aggressive marketing programs, specific cost containment efforts, specialization of businesses and focused expansion into new markets.

ISO 9001 Certification
Excellence. Quality. Consistency.
ISO 9001 Certification is a distinct certification because it not only encompasses manufacturing but also includes the design and development of products. Minuteman received final certification in October 1995 and received certification again this past October for our Hampshire manufacturing facility. Minuteman remains dedicated to complete compliance with ISO 9001 certification requirements and is proud of the opportunity to fully demonstrate to distributors their dedication to ongoing quality.

          [SEAL -- "UNDERWRITERS LABORATORIES(R) REGISTERED FIRM"]

[PHOTO]
Jerry Rau
President & Chief
Executive Officer

President's Message:

Record revenues and increased earnings per share were achieved by Minuteman International in 1996. Improved profit margins also were realized, as net income rose 12% on a 6% increase in revenues.

    Revenues for the year were aided by continued dealer support both here and abroad and a price increase effective last January. The higher volume, combined with constant attention to expense control, produced greater profitability evident by our operating profit margin expanding to 9.0% of sales from 8.6% a year ago.

     These results reflect the continuation of our strategy of developing new products, introducing aggressive marketing initiatives, installing production efficiencies, containing costs and expanding into new markets.

     There is comfort in the steady growth in revenues Minuteman has posted in all but one of the 16 years since its inception. And in just the past four years our net income has nearly doubled. We believe the future holds more of the same because we have positioned the company for continued gains.

     Our statement that we are the front runner of our industry is not a hollow claim. Minuteman has no debt. It has expandable modern facilities that are state of the art in our industry. All equipment factories are certified for ISO 9001 quality standards, a claim unique to Minuteman among floor care equipment manufacturers. Flexible employment programs have allowed us to attract workers of a quality unavailable to companies with more traditional hiring practices. Twenty separate patents testify to our innovations, and we prevailed in a major patent enforcement action last year. CAD-CAM design technology, EC and UL electrical approvals and advanced manufacturing procedures allow us to respond to the most demanding customer requirements. Dealers in more than 40 countries are constantly enlarging our global footprint, with international sales now accounting for 23% of our total revenues.

     During 1997, I'm serving as president of the International Sanitary Supply Association (ISSA), the first equipment manufacturer to do so since 1958. The ISSA is our industry's leading trade association with more than 4,000 members, nearly one-fourth of them from foreign countries. This has given Minuteman significant credibility and increased exposure among all the participants in our industry worldwide. ISSA is attuned to the profound changes that will influence our industry in the next five to ten years. Not the least of these will be consolidations as some current participants are absorbed by companies in related fields who appreciate the opportunities in the floor and lawn care industries. In 1998, I will serve as an international director of ISSA, viewing this evolution from a unique vantage point.

     New product developments demonstrate our responsiveness to customers' needs more than any other activity, and 1996 yielded a number of innovative offerings. Principal among them are a Back Pack Vacuum that is lightweight and extremely portable; two new push sweepers; our Gotcha! portable spot removal system, the only UL approved spotter on the market; a universal intake that will accommodate any Minuteman hose; and a new line of electric high-speed burnishers that are easier to operate and produce better results. A new battery-powered burnisher will be introduced in 1997, along with a line of propane burnishers that have greater brushing pressure and longer running time.

               [PHOTO]                                 [PHOTO]
              MPV(R)-14                               GOTCHA!(R)

Separately, new colors were selected for our equipment to reflect more modern tastes - rich wine and charcoal. The colors have been well received by dealers, who feel this makeover dramatically enriches the appearance of our products.

     Market expansion, another element in our growth strategy, is heavily represented by our international activities. In 1996, a manager for all European sales activities was appointed who is located on the continent, and a warehouse in the Netherlands was opened for more responsive delivery. This year, we will be exhibiting at four international trade shows -- in Beijing, Mexico City, Paris and Singapore. On the home front, heightened training, special promotions and incentives will encourage dealers to increasingly feature Minuteman's line in their sales efforts.

     Market penetration will be a particular focus in the new year. In an effort to further stimulate sales, we will undertake specialization in our businesses, starting with establishing Multi-Clean as a separate division in 1997. Previously Multi-Clean's cleaning chemicals were sold by our equipment salespeople. Initially, eight new representatives will concentrate their efforts exclusively on the sales of Multi-Clean products. Our chemical facility in Shoreview, Minnesota has ample capacity to produce considerably greater quantities without additional investment. We see an opportunity here to greatly capitalize on our reputation and capacity in this business.

     Our Parker Sweeper lawn care products business was adversely effected in 1996 by unusually inclement weather conditions in both the spring and fall. As normal weather patterns return, however, we are confident Parker's century-old renown will again reassert itself with improved operating performance.

     Investments in future-oriented resources have characterized Minuteman's management philosophy from its beginning. At no time has the company been better positioned in this regard than it is today. Dynamic forces of change lie ahead, but our valued relationships with dealers, the ingenuity of our employees and our active involvement with ISSA will keep us on the leading edge of progress to the benefit of all our constituencies.

Sincerely,

Jerome E. Rau

JEROME E. RAU
President and Chief Executive Officer
March 15, 1997

[PHOTO]
Jerry Rau receiving the President's
gavel from outgoing President
Tom Lane.

THE ISSA
FULFILLING THE PROMISE.

The International Sanitary Supply Association, ISSA, is the industry's leading trade association serving as a conduit for communication and business contacts between customers, distributors, manufacturers, wholesalers and, more recently, contract cleaners. This outstanding Association delivers a promise to be the avenue for these groups to interact, face new industry challenges together, become better educated, gain worldwide exposure and run the industry's most vital annual trade show.

                            IS THE ISSA FULFILLING
                                 THE PROMISE?
                                 WE THINK SO.

Consider that membership in the ISSA offers Minuteman International exposure to over 2,400 customers every year at the annual ISSA Show. Membership in the ISSA offers Minuteman new and important ways to enter and take advantage of new markets and products. Membership offers new educational opportunities from internet access to person-to-person contact at monthly regional meetings. We believe that the ISSA delivers its promise to be the industry's sounding board, to act as a proving ground for new ideas in the industry and to offer opportunity for all who participate.


               [PHOTO]                                 [PHOTO]
           200 BRUSH DRIVE                        320 TRACTION DRIVE

GLOBAL PRESENCE
DYNAMIC COMMITMENT TO DISTRIBUTORS LEADS GLOBAL PERFORMANCE.

Minuteman's global performance was marked by a substantial increase in new dealers, expanding our international presence from 12 countries in 1992 to over 40 in 1996. The company's focused entry and continued expansion in the global marketplace is directly related to a number of strategic directives guided by management. First, Minuteman follows a commitment to build strong distribution centers while working directly with dealers to establish strong networks of customers. On-site product training, direct follow-up with distributors for progress checks, consistent distribution of new product information, in addition to innovative, cost-effective products, are the core of our global success. Second, the expansion of our export department from two people in 1992 to six people in 1996 allows for better and more timely service directed specifically to our international distributors.

     International growth was enhanced by the addition of a professional sales manager in Europe who directly facilitates communication with distributors throughout the continent. In the European market, our increase in business has enabled us to open a warehouse in the Netherlands, just two hours from busy downtown Amsterdam. This warehouse will stock all of Minuteman's EC approved machines to allow for more timely delivery to our European customers. Additionally, in South America, Asia and the Pacific Rim, Minuteman continues to build on a reputation committed to providing the best value for the price and has been rewarded by frequent new customer referrals.

     Minuteman's commitment to the international community is also represented by an increasing presence in international trade show participation. In 1997, Minuteman will staff and participate in trade shows in Paris, France; Singapore; Beijing, China; and Mexico City, Mexico. Minuteman remains committed to the unique needs of foreign markets and to fostering long-lasting, professional working relationships with a growing and diverse group of dealers abroad.

"Our best reference is a current customer...both domestically and internationally. The strong relationships that have developed with our distributors around the world are the result of exceptional customer service, again and again. When we build a relationship with a customer, we want them to know that we'll go the extra mile to help - whatever it takes. That may mean helping them specifically meet one of their customer's needs, intensifying training efforts with their sales force, or actually redesigning a product so that it will work better in their marketplace. It's all about satisfying our customers - that's why we're in business."

GREG RAU, VICE PRESIDENT SALES
Minuteman International, Inc.


               [PHOTO]                                 [PHOTO]
           170 BRUSH DRIVE                         265 BRUSH DRIVE

             [MAP OF WORLD ILLUSTRATING MINUTEMAN DISTRIBUTION]

WORLDWIDE LEADERSHIP
STRONG DISTRIBUTOR BASE LEADS STUNNING GLOBAL PERFORMANCE.

Minuteman International's expansion is driven by a commitment to provide outstanding service to distributors through innovative products, aggressive marketing tools, one-on-one training and ongoing sales support.

EDUCATING THE WORLD
MINUTEMAN DISTRIBUTORS ARE THE BEST IN THE WORLD.

[PHOTO INSET:MEN LOOKING]

Minuteman's commitment to hands-on training and ongoing education through specially designed service and sales schools keeps customers on the leading edge of floor care systems and new technologies. In 1997, Minuteman will enhance this unheralded commitment to training by offering distributors the option of selecting from ten different schools.

These training schools will review sales techniques, maintenance, and service level knowledge for all products through advanced technical schools designed to offer training on such subjects as "developing and maintaining a profit center service department" and "advanced technical training". In addition to formal schooling, field sales representatives continue to offer hands-on training, on-site, to customers as requested, worldwide.

BRIGHTER THAN EVER

CELEBRATING 10 YEARS AS A PUBLIC COMPANY.

Nineteen ninety-six marked the tenth anniversary of Minuteman
International's initial public offering. Since that time the 16-year-old company has carved a direction in the industry that points the way to future success for both Minuteman and the floor cleaning industry. Consider that the trend for Minuteman to capture an increasingly greater share of the marketplace resulted in the growth of net income from 45 cents per share in 1992 to 89 cents per share in 1996, a substantial increase of nearly 100%.

     In addition, Minuteman's continued steady growth since becoming a public company is characterized by ongoing new product development, aggressive marketing programs, specific cost containment efforts and focused expansion into new markets. Expansion has been marked by a concentrated effort to increase distributors both nationally and internationally. Since becoming a public company, Minuteman has added many new distributors in the U.S. and over 40 internationally. Net sales as a result of these combined efforts increased from $30 million to $49 million in just the last five years, a 63% increase.

     Continued substantial growth of Minuteman is indicative of a loyal and dedicated customer base who continue to help us achieve our goals and increase value for shareholders. The next decade will be marked by heightened efficiencies in the manufacturing process, further market expansion and innovative, full-service floor care product development.

"We look forward to reaching and passing the Millennium with a solid foundation on which to build an even stronger Minuteman...characterized by a commitment to drive the business forward and grow through increased sales, specialization of our businesses, such as Multi-Clean, and responsive product innovation for our customers.

     Minuteman will remain the front runner in the industry because we are committed to our customers first...and that commitment is to provide them with exceptional floor care products that guarantee the best value for the price."

JERRY RAU, PRESIDENT                       $50,000      40,000
Minuteman International, Inc.               48,000      38,000
                                            46,000      36,000
92 93 94 95 96                              44,000      34,000
                                            42,000      32,000
5-YEAR SUMMARY
NET SALES
(Dollars in thousands)

[PERFORMANCE GRAPH -- NEED PLOT POINTS]    $ 3,250       2,000
                                             3,000       1,750
                                             2,750       1,500
5-YEAR                                       2,500       1,250
NET INCOME                                   2,250       1,000
GROWTH
(Dollars in thousands)


[PERFORMANCE GRAPH -- NEED PLOT POINTS]

      $0.45           $0.89
    Per Share       Per Share
------------------------------------
       92               96





[PHOTO]                 [PHOTO]
205 TRACTION DRIVE      340 BATTERY RIDER SCRUBBER

                              [PHOTO COLLAGE]

CONNECTING WITH CUSTOMERS

MINUTEMAN HAS NEW COLORS.

Maintaining a strong connection with distributors and customers is characterized by strong product performance and value. Part of that value is enhanced by sleek and attractive products designed to help improve distributor sales and fully satisfy customers. Minuteman's new colors were chosen with these goals in mind. The combination of tasteful wine and charcoal was specifically selected to enhance our already high-quality floor cleaning equipment and to further distinguish our stylish performers from competitors worldwide.

"MAKING A SPLASH"

Minuteman's new colors were formally introduced this year at the Annual ISSA Trade Show held in October in Chicago, Illinois. Response from distributors and customers was enthusiastic and profitable. The new booth and products received comments from our distributors ranging from, "We love these colors. They'll really enhance our showroom", to "The new colors really add value to the products."

[PHOTO]
Ambassador(TM)
Carpet Extractor

[MINUTEMAN "REDESIGNED '96" LOGO]

MINUTEMAN. AN AGGRESSIVE PERFORMER. RICH IN ASSETS.

An aggressive performer in the market means more than increased sales and revenue. It suggests a consistent utilization of all our resources to deliver a product to customers that is without equal. Minuteman consistently outperforms in its markets by recognizing that it holds a unique and rich portfolio of assets from exceptional, long-time employees to innovative manufacturing tools and keen operational systems. Uncommonly, the company carries no debt.

         THESE ASSETS COMBINE TO CREATE A FRONT RUNNER, EVERY TIME.
         ---------------------------------------------------------
REMARKABLE ACHIEVEMENTS

INGENUITY. UNWAVERING DEDICATION TO CUSTOMERS. TEAMWORK PLACES
PERFORMANCE FIRST.

High-quality, durable and efficient products are fueled by a dedicated team of engineers and professional product designers. Each team works on categories of machines in select product areas such as carpet, concrete or tile. These highly trained engineers investigate information and product suggestions from customers around the world. This data, combined with state-of-the-art CAD-CAM technology, 20 individual U.S. Patents, ISO 9001 Certifications and new, more cost-effective methods of manufacturing enable Minuteman to anticipate and answer distributor needs to design remarkable floor care products - every time. In addition, the group's work with electrical standards both domestically and internationally has allowed Minuteman to receive EC declarations, UL listings and cUL listings to ensure easier access to our global marketplace.

MINUTEMAN. MAKING THE BEST, BETTER.

Recent technological advances have made the impossible possible. Consider that just five years ago many of the sophisticated tooling and CAD-CAM design options were not available. As a result, technological advances have allowed Minuteman to make better, more durable and long-lasting products and pass these substantial benefits on to customers. Some of these advantages are most obvious in the innovative reengineering that takes place when redesigning and developing new and existing products.

THE AMBASSADOR(TM)

A DEEP DOWN CLEANER THAT HUGS THE CARPET FOR OUTSTANDING RESULTS.

Minuteman's enhanced AmbassadorTM Carpet Extractor is the ideal choice for effective carpet and upholstery cleaning in many locations from offices to hotels, restaurants and hospitals. Redesigned with a more streamlined look, the Ambassador cleans up to 2,500 sq. ft. per hour and is constructed of noncorrosive polyethylene so it won't dent, corrode or rust. Technological advances have allowed engineers to design a convenient removable recovery tank with a unique capped drain port which makes emptying easy and effortless. The convenience and exceptional cleaning abilities of this easy-to-use carpet extractor are just a few reasons why it is a popular and long-term choice for customers.

[PHOTO]                                 [PHOTO]
Ambassador(TM)                          290 TANK VACUUM

                      ["REDESIGNED MINUTEMAN '96" LOGO]

                                   [PHOTO]

COMMERCIAL AND INDUSTRIAL TANK VACUUMS

REDESIGNING MAKES THESE POWERFUL AND DEPENDABLE VACUUMS EVEN BETTER.

Another exceptional example of technological advancement, Minuteman's 290 Tank Vacuum now features a universal intake that will hold any Minuteman hose. This unique metal multi-intake has been retooled, is more durable than plastic, offers more support around the seal and still holds its current exclusive patent. As a result of these changes, customers receive a cost-effective vacuum that is at once versatile and dependable. Available in a wide variety of sizes from 4 to 20 gallons, commercial and industrial tank vacuums include all of Minuteman's latest patented features. Also introduced this year is a new lid design on the 705 Series Air Vacuums. This super suction, non-electric Air Vac is perfect for heavy duty industrial use and is capable of lifting or moving an extensive variety of solid or liquid materials. With no moving parts, the 705 Series Air Vacs require little maintenance with continuous service.

MINUTEMAN'S VISIONARY HAMPSHIRE MANUFACTURING FACILITY

Minuteman's ultra-modern 100,000 sq. ft. Hampshire facility allows us to achieve remarkable product results and react to an expanding market. Custom designed to allow for up to 200,000 sq. ft. of manufacturing space, the facility can be expanded as needed in 50,000 ft. increments to respond to increased volume and storage needs. A modern training facility, recently completed on-site, allows distributors to comfortably learn Minuteman products on a one-to-one basis with professional sales representatives. In addition, the plant is designed to offer easy access to assembly lines so that distributors can watch product assembly and fully understand the floor care products to better sell to their customers.

["NEW PRODUCT '96 MINUTEMAN" LOGO]

DYNAMIC NEW PRODUCTS FUEL 1996.

Paying attention to customers is something we take seriously. In fact, Minuteman actively seeks out customer feedback to ensure accurate development of new products or improvements to existing products. Technological advancements through the use of CAD-CAM, innovations in tool design and sophisticated new materials help Minuteman engineers and designers to design new, exciting products to enhance our extensive product line. These technological achievements are passed on to customers in the form of better, more cost-effective products that surpass the competition. In addition, new products such as the BPV-Back Pack Vacuum allow Minuteman to expand their reach into new and exciting markets.

MINUTEMAN'S 2400 BURNISHER CONTROLS DUST, SAVES LABOR.

The Minuteman 2400 Burnisher Series reduces the need for dust mopping by using PAMS(R) dust control, features an ergonomically shaped operator handle, a systems alert center and five patented features unique to this burnisher. The Passive Air Management System (PAMS(R)) captures the natural air flow produced by the rotation of the pad and harnesses it to create a vacuum for dust control. Plus its five patented features help to increase floor luster, extend pad life, create a full, level pad contact and other innovative benefits. The 2400 PAMS Burnisher is exceptional for use in schools, offices, hospitals and a great benefit to building contractors.

KLEEN SWEEP(R) 27

QUICK AND EFFICIENT SWEEPING.

Kleen Sweep 27's lightweight carriage is ideal for machine shops, stockrooms, parks, small yards, parking areas and loading ramps as well as indoors on large carpet areas. Constructed of durable, noncorrosive polyethylene, this little powerhouse sweeps five to seven times faster than manual sweeping and can clean up to 31,000 sq. ft. per hour - a substantial labor savings. Plus, the popular Kleen Sweep 27 is exceptionally cost-effective.

KLEEN SWEEP(R) 35

QUICK, THOROUGH SWEEPING OF SMALL TO MEDIUM-SIZED AREAS.

This labor-saving, walk-behind power sweeper reduces maintenance time and cost. Perfect for concrete, asphalt, artificial turf and all commercial carpet surfaces, this easy-to-use sweeper can sweep up to 55,440 sq. ft. per hour. Kleen Sweep 35 offers easy maintenance, a large sweeping capacity, exceptional performance, a dust filter system and efficient ergonomic design. Both commercial and industrial facilities are ideal for the Kleen Sweep 35.


    [PHOTO]                        [PHOTO]                    [PHOTO]
2400 BURNISHER SERIES          KLEEN SWEEP(R) 27           KLEEN SWEEP(R) 35
WITH PAMS(R)

["NEW PRODUCT '96 MINUTEMAN" LOGO]

CARPET CARE

GOTCHA!(R) A SELF CONTAINED, LIGHTWEIGHT, PORTABLE SPOT REMOVAL SYSTEM. BIG CLEANING IN A SMALL PACKAGE.

The catchy name for our spot remover is perfectly suited to this powerful yet compact spot removal system. Minuteman's new Gotcha! was designed for spot removal and carpet maintenance operations that require maneuverability, efficiency, power and hassle-free, one-person operation.

Gotcha! is the only UL registered spotting machine on the market and is another power-packed innovation from Minuteman that is specifically designed to answer distributor and customer needs. Gotcha! can be used anywhere a spot occurs and is popular in offices, hospitals, retail stores, car dealerships and more. Gotcha! is great for use on carpet or upholstery.

[PHOTO-MAN AT TERMINAL]

BEST VALUE FOR THE PRICE

Our goal is to offer the best value in the floor cleaning business through continued investments and improvements in the manufacturing process, research, development and engineering stages. The outcome is exceptional floor care products that guarantee the best value for the price anywhere in the market. It's possible because strategic planning and keen future focus continues to place Minuteman products at the forefront.

[PHOTO]
GOTCHA! PORTABLE SPOT
REMOVAL SYSTEM

["NEW PRODUCT '96 MINUTEMAN" LOGO]

BACK PACK VACUUM BREAKS NEW GROUND IN CONVENIENCE.

LIGHTWEIGHT, PORTABLE, COMFORTABLE.

Minuteman's new BPV - Back Pack Vacuum answers customer requests for a lightweight and portable vacuum that is easy to use, comfortable and can go just about anywhere. Convenient and comfortable to use, it features wide padded shoulder and waist straps that adjust to any size user and evenly distributes weight over hips, away from shoulders and back, for a comfortable, light carriage. To aid movement, the Back Pack Vac includes a 50-foot power cord, 5-foot hose, a telescoping wand and an easy-roll floor tool. Safe for all locations, the Back Pack Vac can be used anywhere and is especially useful for offices, schools, hotels, hospitals - anywhere an operator can walk, the Back Pack goes.

WORLD RENOWNED FLOOR CARE PRODUCTS

A LEADER DRIVES THE FOREFRONT OF FLOOR CARE PRODUCTS.

In addition to the dynamic products introduced in 1996, Minuteman continues to drive the market with a full line of exceptional maintenance products for industrial, commercial and institutional facilities. These innovative products include floor and carpet care machines, industrial and commercial vacuums, automatic floor scrubbers, critical filter vacuums and a wide array of specialty items.

CARPET CARE MACHINES

USER-FRIENDLY, POWER-PACKED WORKHORSE CARPET MACHINES.

Minuteman's carpet care equipment is designed to be user-friendly with improved visibility and reduced fatigue. From the total care approach of the Rugmaster and Ambassador Series to the daily dependability of the Multi-Purpose Vacuum (MPV(R)) upright vacuum, Minuteman's solution to carpet maintenance means excellent cleaning power and minimum operator fatigue.

FLOOR CARE MACHINES

MINUTEMAN KEEPS ITS LEAD WITH COMPETITIVELY PRICED FRONT RUNNERS.

Designed to be competitively priced, Minuteman's Front Runner Series retains the same high quality and operator safety found in all Minuteman machines. This remarkable cost-saving design was accomplished by reducing the number of component parts needed - saving time, labor and inventory costs. Improvements and cost savings offered by such features as dual safety interlocks, operator designed plastic handles for grounding and safety and non-marking bumpers make the Front Runner Series an investment that offers customers a substantial cost savings and continues to build a bright future for Minuteman.

  [PHOTO]                     [PHOTO]                        [PHOTO]
BPV-BACK PACK         FRONT RUNNER FLOOR MACHINE            MPV(R)-18
VACUUM

AUTOMATIC SCRUBBERS

INNOVATIVE SCRUBBERS BRING UNSURPASSED QUALITY TO CUSTOMERS.

Minuteman offers a wide variety of scrubbers with cleaning paths ranging from 17" to 34" and coverage from 18,000 to 34,000 sq. ft. Each of Minuteman's automatic scrubbers is designed to fill a specific floor care need. For example, Minuteman scrubbers feature innovative designs that set them apart. The 260 and 320 Automatic Scrubbers clean the toughest floors and are ergonomically designed to fulfill a specific customer need. Plus, the 320 Automatic Scrubber is specifically designed for unique markets such as hospitals and features quiet engineering advancements that significantly reduce the dba rating on the powerful 3-stage motor. The 170 and 200 compact walk-behind scrubbers meet small to mid-sized floors head-on with easy operation, increased maneuverability and high performance cleaning. All Minuteman automatic scrubbers are ergonomically designed to allow for greater operator comfort and easier serviceability. These aggressive machines continue to outpace the competition and promise to be a solid foundation for Minuteman well into the Millennium.

                                   [PHOTOS]

AGGRESSIVE MARKETING

Minuteman continues to aggressively market their outstanding products through selected advertising in high quality industry publications. These two advertisements offer distributors and end-users a peek at each machine in a family, such as the Automatic Scrubbers or Carpet Care products, illustrating the breadth of Minuteman's line.

FLOOR BURNISHERS

PATENTED PAMS(R) UNIQUE TO MINUTEMAN.

Minuteman's floor care burnishers are efficient, easy to use and feature a unique Passive Air Management System (PAMS(R)) whose patented technology keeps Minuteman's popular 1500, 2400 and 2600 burnishers on top of the market. This innovative floor care equipment brings cost savings, rugged construction, ergonomic considerations and ease of operation to new and established markets for Minuteman.

CRITICAL FILTER VACUUMS

CLEANROOM EFFICIENCY, ABSOLUTE FILTRATION, POWERFUL FILTERS.

Critical Filter Vacuums require both safety and efficiency. Consider that the CRV(TM) Clean Room Vacuum was specifically designed for Class I through Class 100,000 cleanrooms, pharmaceutical labs, gowning areas, air showers, biological labs and computer rooms. Additional Minuteman Critical Filter Vacuums are specially designed for easy use, come in a wide variety of sizes, and are created specifically for hazardous waste applications such as Explosion Proof Vacuums and the Mercury Recovery Vacuum Series for disposal of mercury and vapor.

PARKER SWEEPER(R)

DIVERSITY, VARIETY FOLLOW PARKER SWEEPER.

Parker Sweeper, located at Minuteman's Hampshire facility, offers a wide variety of lawn, turf and industrial maintenance equipment. Products offered by Parker Sweeper include lawn sweepers, litter vacuums, dethatchers, wheeled blowers, chipper/shredder vacuums and portable truck loaders. This exciting product line brings diversity and strength to Minuteman by selling its products through, but not limited to, the janitorial and cleaning industries. Parker products are offered to customers through lawn and garden, roofing and paving distribution channels. All Parker Sweeper models are designed to improve operator comfort, reduce user fatigue and deliver cost-efficient performance. Parker products have been the choice of professional landscapers and discriminating consumers for well over a century. Parker Sweeper's distinguished reputation in the market is well known and adds substantial value to the Minuteman brand.


[PHOTO]                         [PHOTO]                      [PHOTO]
PARKER SWEEPER               2400 BURNISHER             PARKER SCAVENGER(R)
ESTATE MASTER(R)

MULTI-CLEAN(R) SHINES

50 YEARS OF HIGH QUALITY FLOOR CARE CHEMICALS.

For 50 years, Multi-Clean has successfully delivered high quality chemical products for all floor types including resilient tile, hard floors, carpet, concrete and wood to customers, cleaning contractors and governmental agencies. This penchant for high quality extends to the Multi-Clean state-of-the-art research and development lab where chemists formulate and engineer maintenance chemicals specifically designed to work with all floor care equipment. In addition, the full line of exceptional products with user-friendly labeling and industry standard Bag-in-Box packaging confirms Multi-Clean's edge in the chemical manufacturing industry. New products continue to lead Multi-Clean's leadership role in the market.

GROWING THE BUSINESS THROUGH SPECIALIZATION.

Plans for the future include a separate Multi-Clean sales force for more targeted customer service, separate from the traditional floor equipment representative and an individual order department. This independent profile will allow Multi-Clean to become more self sufficient and specialize in those products that we know best. Long-term goals include bolstering profits and continuing to add to shareholder value.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

RESULTS OF OPERATIONS

EARNINGS

Net Income for the year 1996 was $3,161,000 or $.89 per share compared with $2,824,000 or $.79 per share.

        During 1996, leveraged by higher sales revenues, operating profits benefited from continued cost containment efforts and a five percent price increase announced in January. The sales increase was fueled by strong dealer demand both domestically and internationally and was strong across all product lines except for Parker Sweeper Company's litter vacuums and lawn care products, which had been unfavorably affected by inclement weather during the first half of 1996. The benefits received in other income in 1996 due to the sale of the remaining portion of our former St. Paul manufacturing facility likewise contributed to this earnings increase.

        The downward pressure on margins in 1995 caused by price concessions necessary to remain competitive and maintain our market share contributed to this decline. Profits were adversely affected further due to the significant commitments made to long-term projects such as ISO certification, expansion of our research and development department and the completion of the second 50,000-square-foot phase of our new manufacturing plant in Hampshire, Illinois. It is anticipated that all of these will provide benefits in the years to come. The benefits received in other income in 1994 due to the successful settlement of patent infringement litigation and the sale of part of our former St. Paul manufacturing facility likewise contributed to this decline.

SALES

Net sales increased 6.1% or $2,820,000 in 1996 compared to 1995. The Company's commercial product line, substantially all of which is domestically manufactured, increased $2,810,000 or 6.2% compared to 1995. This increase is due primarily to the sales of new products, our continued expansion in overseas markets and by strong sales to our North American dealer organization. Sales of industrial products increased $10,000 or .8% from 1995.

        Net sales increased 11.5% or $4,782,000 in 1995 compared to 1994. The Company's commercial product line, substantially all of which is domestically manufactured, increased $4,722,000 or 11.7% compared to 1994. This increase is due primarily to the sales of new products, our continued expansion in overseas markets and by strong sales to our North American dealer organization. Sales of industrial products increased $60,000 or 4.8% from 1994.

GROSS PROFIT

As a percent to net sales, gross profit was approximately the same as in 1995. The effects of higher volume combined with the current year price increase were offset in part by additional overhead costs associated with our new production facility in Hampshire, Illinois and an unfavorable change in product mix.

        As a percent to net sales, gross profit decreased to 31.0% in 1995. The aforementioned pricing pressures and long-term investments coupled with an unfavorable change in product mix accounted for this decline.

SELLING EXPENSES

Selling expenses, as a percent to net sales, decreased from 18.5% in 1994 to 18.2% in 1995, to 17.4% in 1996. This decrease resulted primarily from containing expenses proportionately with the increase in sales. The increase in total expenses in 1996 was primarily attributable to additional personnel expenses necessary to meet the needs of specific expanding domestic and international markets. In 1995 this increase was primarily the result of additional advertising and promotional expenses as well as additional personnel.

GENERAL AND ADMINISTRATIVE EXPENSES

For 1996 these expenses increased 14.9% from 1995 due primarily to higher personnel expenses and professional fees.


        In 1995 these expenses declined 5.1% from 1994 due primarily to savings associated with the consolidation of Parker Sweeper administrative functions.

OTHER INCOME

In 1996 the Company's interest income decreased $26,000 due to lower investable funds. In 1995 interest income decreased $19,000 over the prior year due to lower investable funds resulting from the construction of the addition to our new manufacturing facility in Hampshire, Illinois.

        In 1995 the Company incurred interest expense of $50,000 on short- term debt necessitated by the further expansion of the Hampshire manufacturing facility.

        In 1996 other income increased $404,000 due primarily to the gain recognized on the sale of the remaining portion of our former St. Paul manufacturing facility. The decline in 1995 other income was due to the successful settlement of patent infringement litigation against various industry competitors as well as recognizing a gain on the sale of a part of our former St. Paul manufacturing facility during 1994.

INCOME TAXES

The effective tax rate was 36.4%, 31.2% and 37.4% for 1996, 1995 and 1994, respectively. The increase in the 1996 rates as well as the decrease in the 1995 tax rate from 1994 is caused principally by research and development tax credits and increased benefit received from our Foreign Sales Corporation during 1995.

INFLATION

Inflation has not had a significant impact on the Company's business during the past three years.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES AND FINANCIAL POSITION

The Company had working capital of $19.2 million and $17.1 million at December 31, 1996 and 1995, respectively. This represented a current ratio of
7.6 and 6.4 for those years respectively.

        Cash, cash equivalents and short-term investments represented 18.8% and 6.2% of this working capital at December 31, 1996 and 1995, respectively. This increase in 1996 was due primarily to financing the expansion of the Hampshire manufacturing facility during 1995.

        At December 31, 1996 and 1995, the Company had shareholders' equity of $27.9 million and $26.1 million, respectively, which when compared to total liabilities represented an equity to liability ratio of 8.9 and 7.7, respectively.

        The Company has no debt, more than sufficient capital resources and is in a strong financial position to meet business and liquidity needs as they arise. The Company foresees no unusual future events that will materially change the aforementioned summarization.


CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------

                                                 YEAR ENDED DECEMBER 31
                                            1996          1995          1994
                                        ---------------------------------------
Net sales ............................  $49,120,000   $46,300,000   $41,518,000
Cost of sales ........................   33,932,000    31,957,000    27,540,000
                                        -----------   -----------   -----------
    Gross profit .....................   15,188,000    14,343,000    13,978,000
Operating expenses
    Selling ..........................    8,548,000     8,431,000     7,675,000
    General and administrative........    2,207,000     1,920,000     2,024,000
                                        -----------   -----------   -----------
         Operating expenses ..........   10,755,000    10,351,000     9,699,000
                                        -----------   -----------   -----------
         Income From Operations.......    4,433,000     3,992,000     4,279,000
Other income .........................
    Interest income ..................       54,000        80,000        99,000
    Interest expense..................                    (50,000)
    Other - net ......................      486,000        82,000       737,000
                                        -----------   -----------   -----------
         Other income ................      540,000       112,000       836,000
                                        -----------   -----------   -----------
         INCOME BEFORE INCOME TAXES       4,973,000     4,104,000     5,115,000

Provision (credit) for income taxes
    Current ..........................    1,882,000     1,228,000     1,894,000
    Deferred..........................      (70,000)       52,000        18,000
                                        -----------   -----------   -----------
         PROVISION FOR INCOME TAXES...    1,812,000     1,280,000     1,912,000
                                        -----------   -----------   -----------
         NET INCOME ..................  $ 3,161,000   $ 2,824,000   $ 3,203,000
                                        ===========   ===========   ===========
Net income per common share             $       .89   $       .79   $       .90
                                        ===========   ===========   ===========


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------

                                                                 DECEMBER 31
                                                           1996              1995
                                                        ---------------------------
ASSETS
CURRENT ASSETS
        Cash and cash equivalents.....................  $ 1,475,000     $   812,000
        Short-term investments .......................    2,141,000         258,000
        Accounts receivable, less allowances of
          $351,000 in 1996 and $372,000 in 1995.......    8,957,000       7,914,000
        Due from affiliates...........................      356,000         306,000
        Inventories...................................    8,591,000      10,557,000
        Prepaid expenses..............................      138,000         100,000
        Deferred income taxes.........................      440,000         370,000
                                                        -----------     -----------
                TOTAL CURRENT ASSETS..................   22,098,000      20,317,000

PROPERTY, PLANT AND EQUIPMENT
        Land .........................................      867,000         942,000
        Building and improvements.....................    6,112,000       6,192,000
        Machinery and equipment ......................    8,054,000       7,421,000
        Office furniture and equipment................    1,781,000       1,629,000
        Transportation equipment......................      989,000         879,000
                                                        -----------     -----------
                                                         17,803,000      17,063,000
        Accumulated depreciation .....................   (9,155,000)     (8,116,000)
                                                        -----------     -----------
                                                          8,648,000       8,947,000
OTHER ASSETS .........................................      222,000         236,000
                                                        -----------     -----------
                                                        $30,968,000     $29,500,000
                                                        ===========     ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
        Accounts payable .............................  $ 1,061,000     $ 1,287,000
        Accrued expenses .............................    1,762,000       1,736,000
        Income taxes payable .........................       91,000         152,000
                                                        -----------     -----------
                TOTAL CURRENT LIABILITIES.............    2,914,000       3,175,000
DEFERRED INCOME TAXES.................................      200,000         200,000
SHAREHOLDERS' EQUITY
        Common stock, no-par value
        Authorized shares - 10,000,000
        Issued and outstanding shares -
        3,568,385 in 1996 and 1995 ...................    6,396,000       6,396,000
        Retained earnings ............................   21,585,000      19,851,000
        Currency translation adjustments .............     (127,000)       (122,000)
                                                        -----------     -----------
                                                         27,854,000      26,125,000
                                                        -----------     -----------
                                                        $30,968,000     $29,500,000
                                                        ===========     ===========


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------

                                                        YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
                                                ------------------------------------------------------------
                                                   COMMON STOCK
                                                -------------------                  CURRENCY
                                                NUMBER OF              RETAINED     TRANSLATION
                                                 SHARES      AMOUNT    EARNINGS     ADJUSTMENTS     TOTAL
                                                ------------------------------------------------------------
BALANCE AT JANUARY 1, 1994 ...................  3,568,385  $6,396,000  $16,464,000   $  (93,000) $22,767,000
        Dividends (.34 per share) ............                          (1,213,000)               (1,213,000)
        Net income ...........................                           3,203,000                 3,203,000
        Translation adjustment ...............                                          (58,000)     (58,000)

                                                ---------  ----------  -----------  -----------  -----------
BALANCE AT DECEMBER 31, 1994 .................  3,568,385   6,396,000   18,454,000     (151,000)  24,699,000
        Dividends (.40 per share) ............                          (1,427,000)               (1,427,000)
        Net Income ...........................                           2,824,000                 2,824,000
        Translation adjustment ...............                                           29,000       29,000
                                                ---------  ----------  -----------  -----------  -----------
BALANCE AT DECEMBER 31, 1995 .................  3,568,385   6,396,000   19,851,000     (122,000)  26,125,000
        Dividends (.40 per share) ............                          (1,427,000)               (1,427,000)
        Net income ...........................                           3,161,000                 3,161,000
        Translation adjustment ...............                                           (5,000)      (5,000)
                                                ---------  ----------  -----------  -----------  -----------
BALANCE AT DECEMBER 31, 1996..................  3,568,385  $6,396,000  $21,585,000   $ (127,000) $27,854,000
                                                =========  ==========  ===========  ===========  ===========


CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------

                                                                            YEAR ENDED DECEMBER 31
                                                                       1996          1995         1994
                                                                    --------------------------------------
OPERATING ACTIVITIES
        Net income ...............................................  $3,161,000    $2,824,000    $3,203,000
        Adjustments to reconcile net income to net cash
        provided by operating activities:
            Depreciation and amortization.........................   1,317,000     1,288,000     1,189,000
            Deferred income taxes (credit)........................     (70,000)       52,000        18,000
            Other.................................................      (5,000)       29,000       (58,000)

        Cash provided (used) due to changes in operating
        assets and liabilities:
           Accounts receivable and due from affiliates ...........  (1,093,000)   (1,236,000)     (629,000)
           Inventories ...........................................   1,966,000      (871,000)   (1,366,000)
           Prepaid expenses and refundable income taxes ..........     (38,000)       42,000        43,000
           Accounts payable, accrued expenses and income taxes....    (261,000)      (10,000)      494,000
                                                                    ----------    ----------    ----------
                NET CASH PROVIDED BY OPERATIONS ..................   4,977,000     2,118,000     2,894,000

INVESTING ACTIVITIES
        Purchases of property, plant and equipment, net...........  (1,004,000)   (2,796,000)   (2,657,000)
        Purchases of short-term investments ......................  (1,883,000)     (130,000)     (847,000)
        Maturities of short-term investments......................                 2,392,000     1,400,000
                                                                    ----------    ----------    ----------
                NET CASH USED IN INVESTING ACTIVITIES.............  (2,887,000)     (534,000)   (2,104,000)

FINANCING ACTIVITIES
        Dividends paid ...........................................  (1,427,000)   (1,427,000)   (1,213,000)
                                                                    ----------    ----------    ----------
                NET CASH USED IN FINANCING ACTIVITIES               (1,427,000)   (1,427,000)   (1,213,000)
                                                                    ----------    ----------    ----------
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..     663,000       157,000      (423,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR ...................     812,000       655,000     1,078,000
                                                                    ----------    ----------    ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR..........................  $1,475,000     $ 812,000     $ 655,000
                                                                    ==========    ==========     =========



See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE A - BUSINESS
INFORMATION

The Company operates primarily in one business segment, which consists of the development, manufacture and marketing of commercial and industrial floor maintenance equipment and related products. The Company sells to a multitude of regional, national and international customers, primarily within the sanitary supply industry. No single customer accounted for a significant amount of net sales in 1996, 1995 or 1994.

        The Company sells to affiliated (see Note E) and unaffiliated customers in foreign countries. For 1996, 1995, and 1994, these sales aggregated to $11,173,000, $11,063,000 and $9,037,000, respectively, and were principally to customers in Canada, the Pacific Rim, the Middle East, Europe, and Latin America.

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

NOTE B - SUMMARY
OF SIGNIFICANT
ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company (an Illinois corporation) and its wholly-owned subsidiaries, Multi- Clean, Minuteman Canada, Inc. and Minuteman International Foreign Sales Corporation. Effective December 30, 1994, Parker Sweeper Company, formerly a wholly-owned subsidiary, was merged into the Company. Significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORIES
Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) cost method for a majority (1996-76%, 1995-80%) of inventories and the first-in, first-out (FIFO) method for the remainder. Inventories at December 31, 1996 and 1995 consist of the following:

                                       1996           1995
-------------------------------------------------------------
Inventories at FIFO cost:
   Finished goods                    $3,136,000   $ 4,112,000
   Work in process                    6,374,000     7,488,000
   Raw materials                      1,053,000     1,017,000
                                     ----------   -----------
                                     10,563,000    12,617,000
   Less LIFO reserve                 (1,972,000)   (2,060,000)
                                     ----------   -----------
   Total Inventories                 $8,591,000   $10,557,000
                                     ==========   ===========
-------------------------------------------------------------


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


NET INCOME PER
COMMON SHARE
Net income per common share is based on the weighted average number of common shares outstanding during each year (3,568,385 in 1996, 1995 and 1994).

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

SHORT-TERM INVESTMENTS

Short-term investments have been categorized as available for sale and are stated at cost which approximates fair value. Investments include certificates of deposit, Eurodollar and treasury certificates, and a managed portfolio of high quality liquid variable rate notes and tax exempt seven-day bonds all with domestic commercial banks.

NOTE C -
SHORT-TERM DEBT

The Company entered into an unsecured Line of Credit arrangement for short-term debt with a financial institution, which expires May, 1997. Under the terms of this agreement, the Company may borrow up to $5 million on terms mutually agreeable to the Company and financial institution. There are no requirements for compensating balances or restrictions of any kind involved in this arrangement.

        At December 31, 1996 and December 31, 1995 there were no borrowings outstanding. The Company did not have any borrowings under this arrangement during 1996. During 1995 the maximum and average borrowings and the weighted average interest rate on short-term borrowings were:

------------------------------------------
Maximum borrowings
at month end:                   $2,000,000
------------------------------------------
Average borrowings
outstanding during year:         $ 749,000
------------------------------------------
Weighted average
interest rate:                        6.6%
------------------------------------------

NOTE D - INCOME TAXES

Deferred income taxes primarily relate to temporary differences in the recognition of depreciation expense and other accrued expenses for financial reporting and income tax purposes. The temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that result in significant amounts of deferred taxes in the consolidated balance sheets at December 31, 1996 and 1995 are as follows:

                                1996        1995
--------------------------------------------------
Accounts receivable           $325,000    $350,000
Property, plant & equipment   (516,000)   (493,000)
Accrued expenses & other       963,000     685,000
                              --------    --------
                              $772,000    $542,000
                              ========    ========
--------------------------------------------------

The effective income tax rate on income taxes differed from the Federal statutory rate as follows:

                              1996    1995    1994
--------------------------------------------------
Federal statutory rate        34.0%   34.0%   34.0%
State income taxes, net
  of Federal tax benefit       4.6     4.3     4.5
Foreign Sales
  Corporation benefit         (2.1)   (2.7)   (1.3)
Research and Develop-
  ment Tax Credits            ( .6)   (5.2)
Other, net                      .5      .8      .2
                              ----    ----    ----
                              36.4%   31.2%   37.4%
                              ====    ====    ====
--------------------------------------------------


The Company paid income taxes of $1,933,000, $1,208,000 and $1,723,000 in 1996,
1995 and 1994, respectively. State income taxes amounted to $344,000, $269,000 and $345,000 for 1996, 1995 and 1994, respectively. Foreign income taxes amounted to $22,000, $55,000 and $17,000 for 1996, 1995 and 1994, respectively.

NOTE E - RELATED PARTY
TRANSACTIONS
Hako-Werke GmbH & Co. (a German corporation) owns 72.93% of the outstanding common stock of the Company through a subsidiary.

        The Company purchased inventories of approximately $198,000, $578,000 and $512,000 from Hako-Werke in 1996, 1995 and 1994, respectively. Amounts due to Hako-Werke, which relate to these purchases, are due within 90 days from the date of shipment.

        The Company sold approximately $1,807,000, $2,369,000 and $1,962,000 of merchandise to Hako-Werke and certain of its subsidiaries during 1996, 1995 and 1994, respectively. Amounts due from affiliates, which relate to these sales, are due within 90 days from the date of sale.

NOTE F - EMPLOYMENT AGREEMENTS
The Company has employment agreements with the executive officers of the Company which expire through 1999. The agreements contain customary provisions, including severance pay in the event the Company terminates their employment.

NOTE G - EMPLOYEE BENEFIT PLANS
The Company maintains a participatory defined contribution plan for substantially all employees under Section 401(a) of the Internal Revenue Code. In addition to a discretionary contribution, the Company also matches employee contributions based upon a formula up to a specified maximum. Contributions to the plan and related expense were $237,000, $250,000 and $207,000 for the years ended 1996, 1995 and 1994 respectively.

NOTE H - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following is a summary of the quarterly results of operations for the years ended December 31, 1996 and 1995:

                                       THREE MONTHS ENDED
-------------------------------------------------------------------
                               MARCH     JUNE   SEPTEMBER  DECEMBER
                                31        30       30         31
-------------------------------------------------------------------
                      (Thousands of dollars, except per share data)
1996
Net sales                    $12,835    $12,127   $12,607   $11,551
Gross profit                   4,084      3,953     3,918     3,233
Net income                     1,073        820       703       565
Net income per
  common share               $   .30    $   .23   $   .20   $   .16

1995
Net sales                    $11,869    $12,523   $11,576   $10,332
Gross profit                   3,807      4,116     3,454     2,966
Net income                       764        803       590       667
Net income per
  common share               $   .21    $   .23   $   .16   $   .19
-------------------------------------------------------------------


Fourth quarter adjustments, primarily related to inventories, resulted in a reduction to net income and net income per common share of $15,000 or $.01 per share, respectively in 1996 and an increase of $52,000 or $.01 per share, respectively in 1995.

NOTE I - RESEARCH
AND DEVELOPMENT EXPENSES

Research and development expense for 1996, 1995 and 1994, approximated $1,146,000, $1,085,000 and $861,000, respectively.

MARKETS FOR THE COMPANY'S SECURITIES AND RELATED MATTERS
---------------------------------------------------------------------------

On March 1, 1997, the last reported sales price of the common stock on the Nasdaq systems was $9 1/8. The approximate number of holders of common stock was 1,100.

Since 1988 the Board of Directors has declared regular quarterly dividends and the fourth quarter dividend in 1996 represents the thirty-third consecutive dividend paid to shareholders. Future dividend policy will be determined by the Board of Directors in light of prevailing financial needs and earnings of the Company and other relevant factors.

The common stock of Minuteman International, Inc. is quoted on The Nasdaq Stock Market and its trading symbol is "MMAN". The following tables set forth for 1996 and 1995 the range of bid prices for the Company's common stock as reported in the Nasdaq systems for the period indicated:


                        DIVIDENDS
                              PER
             HIGH     LOW   SHARE
---------------------------------
1996
1st Quarter  10       7 1/4  $.10
2nd Quarter  10       7 3/4  $.10
3rd Quarter   9 3/8   8 1/4  $.10
4th Quarter   9 3/8   8 1/4  $.10
1995
1st Quarter  11       9 3/8  $.10
2nd Quarter  10 1/2   9 1/2  $.10
3rd Quarter  11 1/4   9      $.10
4th Quarter  10       9      $.10
---------------------------------


SELECTED CONSOLIDATED FINANCIAL DATA
----------------------------------------------------------------------
See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Notes to Consolidated Financial Statements"

                                                               YEAR ENDED DECEMBER 31,
                                                 1996        1995        1994       1993        1992
                                                ------------------------------------------------------
                                                       (In thousands, except share and per share data)

INCOME STATEMENT DATA
        Net sales                               $49,120    $46,300     $41,518     $38,237     $32,659
        Cost of sales                            33,932     31,957      27,540      25,357      21,884
                                                -------    -------     -------     -------     -------
          Gross profit                           15,188     14,343      13,978      12,880      10,775
        Selling expenses                          8,548      8,431       7,675       7,241       6,574
        General and administrative expenses       2,207      1,920       2,024       1,897       1,914
                                                -------    -------     -------     -------     -------
          Income from operations                  4,433      3,992       4,279       3,742       2,287
        Interest income, net                         54         30          99          92         193
        Other, net                                  486         82         737          10          60
                                                -------    -------     -------     -------     -------
          Income before income taxes              4,973      4,104       5,115       3,844       2,540
        Income tax expense                        1,812      1,280       1,912       1,495         929
                                                -------    -------     -------     -------     -------
          Net income                            $ 3,161    $ 2,824     $ 3,203     $ 2,349     $ 1,611
                                                =======    =======     =======     =======     =======

PER SHARE DATA
        Cash dividends                          $   .40    $   .40     $   .34     $    28     $   .28
        Net income per common share                 .89        .79         .90         .66         .45
        Weighted average number
          of shares outstanding               3,568,385  3,568,385   3,568,385   3,568,385   3,568,385

BALANCE SHEET DATA
        Working capital                         $19,184    $17,142     $17,207     $16,745     $15,604
        Total assets                             30,968     29,500      28,067      25,643      23,670
        Shareholders' equity                     27,854     26,125      24,699      22,767      21,467


REPORT OF INDEPENDENT AUDITORS
--------------------------------------------------------------------------------
TO THE SHAREHOLDERS OF MINUTEMAN INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheets of Minuteman International, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minuteman International, Inc. and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



/s/ ERNST & YOUNG LLP

ERNST & YOUNG LLP

Chicago, Illinois
February 13, 1997


REPORT OF MANAGEMENT
--------------------------------------------------------------------------------
The management of Minuteman International, Inc. is responsible for the integrity of the information presented in this Annual Report, including the Company's financial statements. These statements have been prepared in conformity with generally accepted accounting principles and include, where necessary, informed estimates and judgments by management.

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

/s/ Thomas J. Nolan                    /s/ Jerome E. Rau

Thomas J. Nolan                        Jerome E. Rau
Chief Financial Officer,               President, Chief Executive Officer
Secretary & Treasurer

OPERATING OFFICERS

Jerome E. Rau
President & Chief Executive Officer

Gary E. Palmer
Vice President of Engineering

Gregory J. Rau
Vice President of Sales

Thomas J. Nolan
Chief Financial Officer,
Secretary & Treasurer
--------------------------

CORPORATE INFORMATION

GENERAL COUNSEL
Law Offices of Reynolds &
Reynolds, Ltd.
Chicago, Illinois

INDEPENDENT AUDITORS
Ernst & Young LLP
Chicago, Illinois

TRANSFER AGENT
ChaseMellon Shareholder
Services, L.L.C.
85 Challenger Road, Overpeck Centre
Ridgefield Park, New Jersey  07660
1-800-288-9541 Shareholders information
1-800-231-5469 TDD (Telecommunications Device for the Deaf)

STOCK LISTING
Traded over-the-counter on The Nasdaq Stock Market under the symbol "MMAN"

ANNUAL MEETING
April 25, 1997 at 10:00 a.m. at
Bank of America
231 South LaSalle Street
21st Floor
Shareholders' Meeting Room
Chicago, Illinois  60697

FORM 10-K
Minuteman International, Inc. will send
a copy of its Form 10-K report for fiscal 1996 as filed with the Securities and Exchange Commission upon written request to Thomas J. Nolan, Chief Financial Officer, at the corporate office.

CORPORATE OFFICE
Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois  60101
(630) 627-6900

LOCATIONS

CORPORATE OFFICES AND
WORLD HEADQUARTERS
Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois  60101
(630) 627-6900

MANUFACTURING FACILITIES
Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois  60101
(630) 627-6900

Minuteman International, Inc.
14N845 U.S. Route 20
Hampshire, Illinois  60140
(847) 683-5210

Multi-Clean,
Division of Minuteman
International, Inc.
600 Cardigan Road
Shoreview, Minnesota  55126
(612) 481-1900

SALES OFFICES

UNITED STATES
Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois  60101
(630) 627-6900

Parker Sweeper
111 South Rohlwing Road
Addison, Illinois  60101
(630) 627-6900

Minuteman International, Inc.
3631 San Fernando Road
Glendale, California  91204
(818) 241-9616

Minuteman International, Inc.
1190 North Villa Avenue
Villa Park, Illinois  60181
(630) 530-0007

CANADA
Minuteman Canada, Inc.
84 East Brunswick Boulevard
Dollard des Ormeaux
Quebec H9B 2C5 Canada
(514) 683-3880

Minuteman Canada, Inc.
1100 Mid-Way Boulevard
Mississauga
Ontario L5T 1V8 Canada
(905) 670-1063

BOARD OF DIRECTORS

[PHOTO]
Jerome E. Rau
President &
Chief Executive Officer Minuteman International, Inc.

[PHOTO]
Tyll Necker
Chief Executive Officer Hako-Werke International GmbH & Co.

[PHOTO]
Frederick W. Hohage
President
Robert Bosch Corporation, Sales Group

[PHOTO]
James C. Schrader, Jr.
President
Precision Enterprises, Ltd.

[PHOTO]
Frank R. Reynolds
Attorney
Law Offices of Reynolds
& Reynolds, Ltd.

                        MINUTEMAN INTERNATIONAL, INC.

                             111 S. Rohlwing Rd.
                           Addison, Illinois 60101
                          Telephone: (630) 627-6900