Form 10-K, Exhibit 13
period 1997-12-31
MINUTEMAN INTERNATIONAL INC
filed 1998-03-16
CIK 810876

                                                                    Exhibit 13

MINUTEMAN INTERNATIONAL, INC.
111 South Rohlwing Road
Addison, Illinois  60101
Telephone: (630) 627-6900


Mission Statement
A Commitment to Our Customers.
The core of Minuteman International is anchored by a single, straightforward vision - to deliver exceptional floor cleaning equipment and chemicals combined with a single-minded focus to anticipate and answer our customers' needs. Answering those needs is just the beginning of a performance-driven philosophy to help our distributors maximize profit and to provide outstanding service, products and training to each Minuteman customer. That philosophy is combined with the ongoing development of new and more cost effective methods of manufacturing and product design to keep our customers on the leading edge of floor care technology into the next century.

MINUTEMAN INTERNATIONAL:  Unique Competitive Strengths


Contents
Dynamic Management                               3
Worldwide Distribution                           5
World-Class Customer Service                     7
World-Class Marketing & Training                 9
World-Class Innovative Products                 11
World-Class Product Strength & Depth            13
World-Class Specialization                      15


Minuteman continues to outperform the market with unique competitive strengths such as dynamic management, exceptional world-wide distribution, state-of-the-art technology, world-class customer service and a cutting edge product line that is both broad and deep.

Dynamic Management

President's Message
Dear Shareholders:
Customer demand for our products once again reached an all-time high, with sales breaking the $50 million mark for the first time in our 17-year history. In fact, our revenues exceeded $53 million, an 8.6% advance over the previous record set last year. Both domestic and international operations contributed to the gain.
     Our gross profit dollars were also up more than 8%, but our intensified efforts this past year to increase market share involved larger selling expenditures. As a result, our net profit was reduced compared with last year. I should remind you, however, that of the nine-cent decline from last year's earnings-per-share, all but one cent of that difference is attributable to a non-recurring gain in 1996 from the sale of a former facility. So, the higher sales expenses were almost entirely offset by profits from our higher volume, even without price increases, and the benefits of our marketing actions will accrue to Minuteman's advantage for many years to come.

     The higher selling expenses, which rose 15.5%, were largely for promotional expenses of existing and new products, and for the cost of establishing our Multi-Clean cleaning chemicals business as a separate division. The greater outlays at Multi-Clean were spent hiring and training a dedicated sales force. The incubation period is extensive before these new members of the Minuteman family become productive, but the first "class" is approaching top form and will begin to provide a high yield on our investment in the new year.
     While on the subject of profitability, it had been almost two years - January 1996 - since we last were able to institute a price increase. Heavy discounting by competitors imposed price constraints, but Minuteman held its front-running share of the market by keeping its prices competitive without sacrificing quality or service. Industry conditions now have improved enough that we are finally able to share some of the supplier price increases we have borne during this period. The positive effects of a new pricing schedule announced in November should be evident in early 1998.
     Our existing products elicited strong demand, both from North American dealers and from international markets. Specialized promotions encouraged and supported this interest. All lines experienced solid growth except Parker Sweeper lawn and turf equipment, which suffered from sluggish industry conditions.
     Establishing our Multi-Clean chemicals operation as a separate division was both a challenge and a source of satisfaction for us in 1997. At the beginning of the year, we chose Multi-Clean to inaugurate a strategy of specialization in our businesses. A dedicated sales force was developed, beginning with the hiring and training of sales representatives, that is separate from those who sell floor care equipment. It has its own support staff, ample production facilities and modern research capabilities. We finished the year with an increase in this unit's sales of more than 10%. While this is one of several investments for the long term that boosted selling expenses, we are seeing a payoff even in the year we instituted the restructuring.
     New products also were an important contributor to the year's sales success. Several innovative designs were introduced at the International Sanitary Supply Association's trade show in mid-October. Among the most enthusiastically received equipment was the Mirage Series of heavy-duty propane burnishers that have higher speed and greater pad pressure than any electric or battery-powered buffers. Distributors and dealers appreciate such door-opening creations.
     ISSA is our industry's leading trade group with more than 4,000 members, one-fourth from foreign countries. Because I was the 1997 ISSA president and the first CEO of an equipment manufacturer to lead this organization in 40 years, Minuteman has gained enhanced visibility worldwide and I have had a special insight into where the sanitation industry is headed in the years immediately ahead.
     International expansion continued in 1997, with Norway and Sweden added to our roster of more than 40 other countries, which account for more than 20% of our company's total revenues. A new corporation, Minuteman European B.V., will better coordinate our activities on that continent, including our new warehouse in the Netherlands for stocking EC-approved equipment. And our two Canadian warehouses were consolidated in a larger, more efficient Toronto facility. It should be noted that sales improvement abroad occurred despite strength in the dollar.
     All these growth tactics cited above are possible because Minuteman has adhered to conservative fiscal practices. Our balance sheet is free of long-term debt, we have almost $20 million of working capital, our ratio of current assets to current liabilities is a robust

7.2 to 1, and book value, at $8.15 per share, is approximately 75% of 1997's closing share price.
     Our good fortunes during 1997 were shared with our stockholders. In February, the Board of Directors raised the quarterly dividend by 10% to 11 cents per share. The fourth-quarter dividend of 1997 represents our 37th consecutive quarterly dividend payment.
     Looking to 1998, several factors suggest greater profitability from our rising sales pattern. A more productive Multi-Clean sales force, selective price increases, more efficient international operations and a more favorable year-to-year comparison without the distortion of extraordinary items should return profit margins to the higher levels enjoyed by Minuteman in previous years.
     Shareholder value is best enhanced by improving market share. Value to our customers is sustained by quality, innovative and responsive products, partnering in an entrepreneurial spirit with distributors and dealers, fair pricing and a widening international presence in a world of emerging markets. Value to employees is represented by challenge, recognition and reward. Minuteman's management is dedicated to providing value to all its constituencies.
Sincerely,
Jerome E. Rau
President and Chief Executive Officer
March 16, 1998

Special guest Margaret Thatcher opens the 1997 ISSA Convention in Dallas where Jerry Rau, outgoing President, reviewed an exciting and productive year.


Out-Performing The Market
Minuteman Grows 9% in a 2.5%* Growth Market Without Increasing Prices

Minuteman's continued success and performance is anchored by an unusual marker: the ability to outpace the market without increasing prices.
      Minuteman's success is possible because of an aggressive and straightforward management position:
- Maintain and foster an exceptional, seasoned management team,
- Deliver a high-quality product on a global basis,
- Utilize aggressive marketing programs,
- Maintain cost structures while providing exceptional service and training to the best distributors possible,
- Continue designing and retooling products with innovative and cutting-edge engineering and technology.
     This aggressive and sound position allows Minuteman to build on each of its world-class competitive strengths - strengths that combine to ensure leadership and a front running position well into the next century.
     In addition, the company continues to build on a solid and steady financial backdrop incurring substantial profits in an unusual debt-free company environment. Steady growth over the past decade has been possible not just because of exceptional products and delivery systems, but because a conservative management team excels in decision making based on research, facts, intuition and 17 years of experience in the industry.

     Further, because Minuteman manufactures all products on-site in their own facilities, the company is able to control quality and cost. This intuitive management skill combined with Minuteman's on-site production, will see the next century filled with opportunity and success for both customers and shareholders.
* Based on International Sanitary Supply Association (ISSA) Estimate for 1997. Worldwide Distribution

Global Powerhouse
Minuteman Exports Expertise, Skill and Sophisticated Products.
Minuteman continues to follow its commitment to build strong distribution centers while working directly with dealers to establish and build on existing strong networks of customers around the world. This world-wide distribution channel is supported by on-site product training, direct follow-up with distributors for progress checks, consistent distribution of new product information and innovative, cost-effective products.

Minuteman Europe.
In addition to entering the new markets of Norway and Sweden, international growth was enhanced in 1997 by the opening of a new European Corporation, Minuteman European B.V. ("Minuteman Europe"). The new corporation, headed by seasoned veteran Mike Gravelle, former President of Minuteman Canada, will offer European customers Minuteman's well-known focus on proven growth strategies, aggressive marketing efforts, direct customer service, cost containment and the distribution channels of a world-wide market maker.
     Minuteman's commitment to the international community is also represented by the opening of a new warehouse in the Netherlands especially designed to stock EC-approved machines to allow for more timely delivery to our European customers and to establish a strong presence in this market.

Minuteman Canada.
Most recently, Minuteman's Canadian operation consolidated two warehouses into one centrally located facility in Toronto. The new warehouse offers North American customers a larger, more efficient and cost-effective operation from which to place orders and receive timely shipments of product.
     Minuteman will remain focused on exporting global expertise and technologically advanced floor care products to a growing world market. The company is committed to the unique needs of foreign markets and to the development of even stronger professional working relationships with each of our diverse customers worldwide.

Mike Gravelle, General Manager of Minuteman Europe and former President of Minuteman Canada, brings over 30 years of professional experience to the new company. Having started and grown the Canadian business in just 13 years, Mike brings hands-on "know-how" to the European marketplace.

State-of-the-Art Engineering & Technology

Technological Sophistication
Better, More Durable, Long-Lasting Products.

The best floor care products are created long before their construction. The real "work" begins with a dedicated team of engineers and professional product designers who work on specific categories of machines in select product areas such as carpet, hard floors, concrete, specialty vacuums and propane. These highly trained, specialized engineers begin each job with one goal in mind - to design a product in the most efficient way that consistently performs at Minuteman's high quality standards. This includes durability of the product, cost, ergonomic design considerations, ease and clarity of use, and even the "look" of the product in its final form. To reach these difficult goals the Minuteman team combines field data with CAD-CAM technology with over 19 individual U.S. Patents, ISO 9001 Certifications and new more cost-effective methods of manufacturing. Technological advances allow the engineers to redesign and develop new and existing products so that customers benefit through cost savings and more durable, long-lasting products.


The Minuteman PAMS(R) (Passive Air Management System)
Includes Five Unique Patented Features:
#1    Dust Cup: Traps both heavy dust and smaller particles in a filter that is easy to empty and clean.
#2    Center Caster: Allows for over 90% pad contact while adjusting for perfect pad pressure.
#3    Multi-Flex(R) Pad Driver: Adjusts to floor highs and lows while retarding pad growth.
#4    Center Pad Locking Cup: Safely secures pad and can be snapped on or screwed off with ease.
#5    Venturi Exciters in the Multi-Flex(R) Pad Driver: Creates 110 CFM to move dust and air through the filter.

World-Class Customer Service

New Laser Cutter Adds Cutting-Edge Production
Minuteman's commitment to efficiency and quality is sharply demonstrated by the recent purchase of a Mitsubishi laser cutter. Located in the company's headquarters in Addison, Illinois, the new laser cutter greatly enhances Minuteman's production and is based on a CO2 system of high speed cutting power. The machine is unique in its ability to be programmed for any cut or material, whether the cut is straight, curved like a fine ribbon, or if the material is sheet metal, steel or aluminum up to 3U4" thick. In addition, the laser cutter allows for the production of one to a multitude of pieces at one time. Requiring very low maintenance and running 24 hours a day, there is relatively no down time between jobs. Parts come off the machine ready to be assembled - edges are smooth with no burrs, therefore eliminating costly secondary finishing. Wasteful dies and painstaking setups are eliminated because everything is electronically programmed. The new laser cutter combines finesse, detail, flexibility and more options for today's productivity to provide for greater future product efficiency.

Intuitive, State-of-the-Art Customer Attention

Minuteman Defines Customer Service for The Industry.
Customer service combines the resources of the entire Minuteman staff. In fact, it is the backbone of our business - always at the forefront, always the best resource we have to continue our dedicated long-term relationships with satisfied customers. Customer service can be as straightforward as a prompt response to a question or the delivery of a new ordering system that helps all customers receive information about products and services faster and more effectively. For example, in 1997 Minuteman introduced "Parts Express", a CD-ROM electronic parts catalog built around Minuteman products and designed to help distributors access products, parts, instruction manuals, sales literature, technical service bulletins and pricing - all at the touch of a finger. This graphics-based electronic catalog is easy for distributors to use, shortens lead time, increases productivity, reduces ordering errors and offers direct faxing of orders. Distributors have complete parts, service information, pricing, service bulletins and other information - all at their fingertips - on one simple CD-ROM. "Parts Express" is just one example of Minuteman's commitment to helping customers, everyday, meet their floor care needs.

Minuteman's new Mitsubishi laser cutter cuts any metal with finesse and strength.

"Parts Express"
Minuteman's new graphics-based CD-ROM electronic catalog system offers complete and instant access to parts and service information - at the touch of a finger.

World-Class Distributors
Over 500 Minuteman Distributors Add to Their Bottom Line
Minuteman distributors are growing. The reason for this success is twofold: first, Minuteman believes in profits. The company actively encourages distributors to make a good, solid profit when working with them. There are no gimmicks involved - just an exceptional floor care product that will guarantee the best value for the price. In turn, distributors recognize the value of a manufacturer who will work with them to be successful. Second, many Minuteman products have patent protection. This means that distributors have a distinct advantage because the parts and the products they use are protected and can be easily repaired and replaced.

Minuteman's ET (TM) is a powerful extraction tool that delivers precision cleaning on stairs, upholstery, carpets, wall dividers and more.

Minuteman sales professionals enjoyed an enthusiastic response from distributors and customers at this year's Annual ISSA Trade Show held in Dallas, Texas, in October.


World-Class Marketing & Training

Hand-in-Hand Marketing
Sales Climb, Distributors Profit with Creative Marketing.
Minuteman's highly focused customer service-oriented business is accentuated by strong, creative marketing efforts that help Minuteman and distributors flourish. For example, marketing programs such as "Automatically...The Best!", an incentive-based Automatic Scrubber Sales Program, was geared to enhance automatic scrubber sales in the first half of 1997. This promotion helped many dealers increase their sales of automatic scrubbers in markets where they were not previously represented. In fact, the promotion drew participants from around the country, large and small, and included some dealers who had never before purchased an automatic scrubber from Minuteman. Dealers capitalized on the program because equipment was made available for them to demonstrate and sell directly off the floor. In fact, 63% of the customers purchased an automatic scrubber within 2 weeks of the demonstration. Successful marketing also includes direct sales opportunities for distributors. National advertising supports both the Minuteman product line and distributors through extended market visibility and by direct response leads gathered from industry publications. Direct leads are distributed to appropriate distributors for added sales opportunities.

Sales Professionals
Minuteman Distributors Stand Out.
Minuteman remains dedicated to world-class training that allows our distributors to stand out as professionals in a competitive industry. Minuteman firmly believes that well prepared distributors maintain solid long-term relationships with customers.
     Minuteman's new state-of-the-art training facility is located at the Hampshire manufacturing facility and includes 3,000 sq. ft. of exceptional training area. The facility is equipped with multiple flooring materials to enhance demonstrations of the various machines. There is also a modern audio/visual system that is well suited for overhead presentations, as well as complex computer-driven conferences. Sales training programs are extensive and run from 3 to 4 days, including hands-on sessions, break-out groups and formal course sessions specially designed for Minuteman's distributor network. The curriculum at the innovative MASTERS (Minuteman Academy of Sales Training and Equipment Repair Services) Training Center includes such items as: service classes, sales demonstration techniques, how to target new markets and more. Minuteman's dedication to training helps professional distributors learn to combine sales skills with product knowledge for greater profits and increased sales volume.
Aggressive advertising in trade publications helps Minuteman stay on top.

World-Class Distributors

Aggressive New Products Open New Markets
Propane Burnishers Power to Success.
Tapping into the nearly $30 million dollar propane-powered floor machine market, Minuteman introduced a new line of floor care equipment in the Fall of 1997 - the Mirage(R) Propane Burnisher Series. The new line will allow Minuteman to target new markets and offer distributors more avenues for increased profits while adding depth to Minuteman's full line of floor care equipment. In addition to propane burnishers, Minuteman unveiled a microprocessor based dust control battery burnisher and a unique motorized carpet hand tool to further expand its product line.

World-Class Innovative Products

Mirage(R) Propane Burnishers
Maximum Power for The Deepest Shine.
Minuteman's Mirage Propane Burnisher Series delivers high-speed performance in less time and with greater results than other electric or battery powered burnishers. In fact, these remarkable and powerful burnishers are the select choice for many contractors working in schools, supermarkets, large retail facilities and any other location where outstanding performance is necessary. These heavy-duty burnishers range in size from 21 to 28 inches, offer an impressive 50 lbs. of pad pressure and include a 3300 rpm engine. A single operator can now produce from 25,000 sq. ft. per hour to 34,000 sq. ft. per hour of polished, wet-look floors as compared with the more traditional 4,000 sq. ft. per hour performance of a typical 1,000 rpm burnisher - a pale comparison in productivity. Higher rpms and increased pad pressure mean longer durability of shine, less repeated applications, scrubbing and stripping. The cost savings in both labor and chemicals is substantial. Minuteman Mirage Propane Burnishers are available in a number of engine packages with both water and air cooled systems. Minuteman Certified Emission Control System (MCECS) and a sound-deadening Catalytic Muffler make the water-cooled Mirage propane burnisher the safest and most reliable propane burnisher in the industry. ET(TM)

A Powerful Extraction Tool with Precision Cleaning.
For powerful extraction on stairs, upholstery, carpets, wall dividers, automobiles, boat interiors and much more, Minuteman's new ET is designed to enhance carpet spotting by combining a motorized, lightweight, compact powerhead with precision extraction. The ET features a two brush speed design for both upholstery and commercial carpet applications and includes a soft nylon brush for fine rugs and upholstery plus a stiff nylon brush for commercial uses. Weighing just 3.25 lbs., the ET's light weight is maintained by its construction of glass-reinforced nylon housing, plus an extension handle for increased use. The ET is designed to coordinate with the Gotcha(R), Ambassador Jr., or the 50 psi Ambassador that includes a unique plug adapter. The ET may also be used with a universal standard 115 volt wall plug on any 50 psi extractor.

Safety First
EPA and CARB Certified.
Minutemen Certified Emission Control System (MCECS).
MCECS regulates the air/fuel ratio of the propane burnisher. The system is designed to carefully reduce carbon monoxide emissions, improve fuel economy and warn the operator if the carburetion system is out of adjustment. The MCECS system works in conjunction with a catalytic exhaust system. The combination of these two elements is designed to exceed current EPA and CARB emissions standards.

ET(TM) features a 32" extension wand for stand-up cleaning which increases operator comfort.

Pushing the Envelope
M2700-ABS Automatic Burnishing System
High Speed Performance in a Sleek, State-of-the-Art Dust Control Battery Burnisher. Minuteman's new M2700 ABS (Automatic Burnishing System) utilizes state-of-the-art technology and Minuteman's exclusive patented PAMS(R) (Passive Air Management System) Dust Control System. PAMS(R) helps to reduce the need for dust mopping after burnishing by capturing finish compound and dust particles. This powerful combination provides high productivity, dust control, and increased labor savings, all in a quiet, traction drive battery burnisher. The 2700 features a 20" burnishing pad, with brush speeds up to 2700 rpms and a 2.5 hp pad drive motor. This sturdy ergonomically-designed machine features a unique, patent-pending Automatic Burnishing System (ABS) that controls pad pressure at the touch of a finger. The 2700's electronic system is controlled by a sophisticated microprocessor which automatically controls pad pressure through varying floor conditions. High productivity, dust control and increased labor savings combine to make a quiet, traction drive battery burnisher ideal for use in hospitals, nursing homes, schools, office buildings and environments that require a high productivity burnisher.

Entire burnishing head can electronically raise and rotate 90! for easy pad replacement.

World-Class Product Strength & Depth

Minuteman's Full Line of Dynamic Floor Care Products
Minuteman's direct control over design, production, product updates, manufacturing technologies, distribution and quality control, allows them to produce a full line of exceptional, cost-efficient, high-quality maintenance products for industrial, commercial and institutional facilities.

Automatic Scrubbers
Scrubbers Continue Their First Line of Attack on Floors.
Minuteman offers a wide variety of scrubbers with cleaning paths ranging from 17" to 34" and coverage from 18,000 to 34,000 sq. ft. per hour. Each of Minuteman's automatic scrubbers is designed to fill a specific floor care need. The 170 and 200 compact walk-behind scrubbers clean small to mid-sized floors with easy operation, increased maneuverability and high performance. The 260 and 320 automatic scrubbers maneuver at the touch of a hand and offer simplified, user-friendly controls. The brush propelled 260 and the traction driven 260/320 are powerful, versatile and economical. Operator comfort and easy serviceability are a Minuteman trademark with all automatic scrubbers. These popular and aggressive machines outperform the competition and continue to provide a solid foundation for Minuteman.

Floor Care Machines & Burnishers
Competitively Priced to Endure Demanding Conditions. Minuteman Burnishers with PAMS(R) Dust Control.
Minuteman's 17" or 20" Front Runner Series floor machines combine high durability and operator safety with a competitive pricing structure. Minuteman's burnishers feature a non-fatigue design and offer a patented Passive Air Management System (PAMS). PAMS keeps Minuteman's popular 1500, 2400 and 2600 burnishers leading the market, year after year. In addition to high productivity and increased labor savings, propane burnishers offer a new dimension and added depth to the Minuteman product line by offering high-speed burnishers that deliver exceptional performance with greater results.

Carpet Care Machines
Power-packed and User-Friendly.
Minuteman's carpet care equipment is a powerful choice for carpet maintenance that requires excellent cleaning power and minimum operator fatigue. All Minuteman's carpet care machines from the Rugmaster and Ambassador Series extractors to the daily dependability of the Multi-Purpose Vacuum (MPV(R)) upright vacuum are designed to be user-friendly by improving visibility and reducing operator fatigue.


Minuteman has the unique ability to answer market needs quickly, economically and efficiently.

2400 Series Burnisher reduces dust mopping by using PAMS(R), Minuteman's unique patented Passive Air Management System.
The Back Pack Vacuum (BPV) is a lightweight and portable vacuum that answers customer requests for a unit that is easy to use, comfortable and can go just about anywhere.

Pursues Largest Share of The Marketplace

World-Class Specialization

Multi-Clean(R) Roars
Specialization, A New Aggressive Sales Force and First Rate Chemicals Propel Multi-Clean.
With chemical sales accounting for 38.3% of the total sanitary supply market, or a total of $5.8 billion*, it's easy to understand the sharp focus placed on Multi-Clean over the past several years and the interest in tapping into the deep and lucrative chemical sales market. This quiet chemical powerhouse has been delivering and developing some of the most effective and efficient chemical products for all floor types including resilient tile, hard floors, carpet, concrete and wood for over 50 years. Multi-Clean's penchant for high quality extends to its state-of-the-art research and development lab where chemists formulate and engineer maintenance chemicals designed to work with all floor care equipment.
Multi-Clean's edge in the chemical manufacturing industry is also evident by the introduction of 40 new products in 1997 from more powerful cleaners and strippers to more effective disinfectants. In addition, innovative Multi-Blenda dilution control stations are specifically designed to fit customer space requirements while dispensing exact chemical proportions of one pure chemical at a time. Long-time customers include large and small industrial customers, cleaning contractors and governmental agencies.
It's no surprise to find Multi-Clean's long-term goals beginning to take shape. Plans to build a separate sales force are well under way. These professional sales representatives specifically target and service chemical customers utilizing an individual ordering department and a separate support staff. Multi-Clean's new, independent profile will build a greater presence in the chemical sales arena, grow the business, add to shareholder value and aid customers with their overall floor care business.

*"Sanitary Supply Distributor Sales", 1995 Market Report; Joint Research Study Conducted by Sanitary Maintenance Magazine and the International Sanitary Supply Association.


Innovative Multi-Blend(TM) dilution control stations dispense exact chemical proportions of one pure chemical at a time. Select from a wide variety of sizes.


Indoor/Outdoor Sweepers
Quick, Thorough and Efficient.
Minuteman's Kleen Sweep(R) 27 and Kleen Sweep(R) 35 sweepers are just two examples of the strength and depth of the Minuteman product line. The Kleen Sweep 27 is ideal for machine shops, stock rooms, parks, small yards, parking areas and loading ramps as well as indoors on large carpet areas. The Kleen Sweep 27 is a cost-effective option cleaning up to 31,000 sq. ft. per hour; while the Kleen Sweep 35 covers an area of 55,440 sq ft. per hour offering easy maintenance, exceptional performance, a dust filter system and efficient ergonomic design. Constructed of durable, noncorrosive polyethylene, these two powerhouses sweep five to seven times faster than manual sweeping, offering substantial labor savings.

Critical Filter Vacuums
Safe, Efficient with Absolute Filtration.
Critical Filter Vacuums require both safety and efficiency. To guarantee efficiency, Critical Filter Vacuums are designed to be easy to use, are available in a wide variety of sizes and are created for specific hazardous waste applications. Users are able to select the Minuteman vacuum that best suits their unique hazardous waste removal needs. For example, the CRVa Clean Room Vacuum was specifically designed for Class 1 through Class 100,000 cleanrooms, pharmaceutical labs, gowning areas, air showers, biological labs and computer rooms. These Explosion-Proof Vacuums are designed for the containment of flammable materials, and the Mercury Vacuum series is for handling and disposing of mercury-based residue.

Parker Sweeper(R)
The Choice of Professional Landscapers for Over a Century.
Parker Sweeper offers a wide variety of lawn, turf and industrial maintenance equipment. Located at Minuteman's Hampshire facility, Parker Sweeper products include lawn sweepers, litter vacuums, dethatchers, wheeled blowers, chipper/shredder vacuums and portable truck loaders. This exciting product line brings diversity and strength to Minuteman by selling its products through, but not limited to, the janitorial and cleaning industries. Parker products are also offered to customers through lawn and garden, roofing and paving distribution channels. Parker products have been the choice of professional landscapers and discriminating consumers for well over a century. Their distinguished reputation in the market is well known and continues to add substantial value to Minuteman.

Parker Sweeper 16hp Truck Loader.

1997 Minuteman International Financial Report

Management's Discussion and Analysis of Results of Operations and Financial Condition
Results of Operations

Earnings
Net Income for the year 1997 was $2,847,000 or $.80 per share compared with $3,161,000 or $.89 per share for the year 1996.
     The current year sales increase of 8.6% was fueled by strong dealer demand both domestically and internationally. Response to our product introductions was strong as were sales across most product lines. 1997 margin as a percent to sales was approximately the same as 1996 in spite of the Company not having raised prices since early 1996, while having absorbed vendor price increases. Operating profits were adversely affected due to higher promotional expenses aimed at gaining market share and the costs associated with our establishing Multi-Clean as a separate division to handle our entire line of chemical cleaning products. The reorganization should improve profitability in the years to come. The benefits received in other income in 1996 due to the sale of the remaining portion of our former St. Paul manufacturing facility likewise contributed to this earnings decline, primarily accounting for the decrease in earnings per share from 1996. In November, 1997 the Company announced a price increase of approximately five percent, the positive effects of which should be evident in early 1998.
     During 1996 leveraged by higher sales revenues, operating profits benefited from continued cost containment efforts and a five percent price increase announced in January. The sales increase was fueled by strong dealer demand both domestically and internationally and was strong across all product lines except for Parker Sweeper Company's litter vacuums and lawn care products, which had been unfavorably affected by inclement weather during the first half of 1996. The benefits received in other income in 1996 due to the sale of the remaining portion of our former St. Paul manufacturing facility likewise contributed to this earnings increase.

Sales
Net sales increased 8.6% or $4,226,000 in 1997 compared to 1996. The Company's commercial product line, substantially all of which is domestically manufactured, increased $4,532,000 or 9.5% compared to 1996. This increase is due primarily to the sales of new products, our continued expansion in overseas markets and by strong sales to our North American dealer organization.
     Net sales increased 6.1% or $2,820,000 in 1996 compared to 1995. The Company's commercial product line, substantially all of which is domestically manufactured, increased $2,810,000 or 6.2% compared to 1995. This increase is due primarily to the sales of new products, our continued expansion in overseas markets and by strong sales to our North American dealer organization.

Gross Profit
As a percent to net sales, 1997 gross profit was approximately the same as in 1996. The effects of higher volume were offset in part by the Company not having raised prices since early 1996 and absorbing vendor price increases.
     As a percent to net sales, 1996 gross profit was approximately the same as in 1995. The effects of higher volume combined with the current year price increase were offset in part by additional overhead costs associated with our new production facility in Hampshire, Illinois and an unfavorable change in product mix.

Selling Expenses
Selling expenses, as a percent to net sales, increased from 17.4% in 1996 to 18.5% in 1997. The increase resulted primarily from higher promotional expenses aimed at gaining market share, increased personnel expenses and the costs associated with our establishing Multi-Clean as a separate division to handle our entire line of chemical cleaning products.
     Selling expenses, as a percent to net sales, decreased from 18.2% in 1995 to 17.4% in 1996. This decrease resulted primarily from containing expenses proportionately with the increase in sales. The increase in total expenses in 1996 was primarily attributable to additional personnel expenses necessary to meet the needs of specific expanding domestic and international markets.

General and Administrative Expenses

For 1997 these expenses increased 4.7% from 1996 due primarily to higher personnel expenses and professional fees.
     For 1996 these expenses increased 14.9% from 1995 due primarily to higher personnel expenses and professional fees.

Other Income
The Company's interest income decreased $1,000 in 1997 and $26,000 in 1996 due to lower investable funds.
     In 1997 the Company incurred interest expense of $57,000 on short-term debt resulting primarily from purchases of inventory and capital expenditures. There was no interest expense in 1996.
     In 1997 other income decreased $379,000 due primarily to the gain recognized on the sale of the remaining portion of our former St. Paul manufacturing facility in 1996. In 1996 other income increased $404,000 for the same gain recognized in 1996.

Income Taxes
The effective tax rate was 34.6%, 36.4% and 31.2% for 1997, 1996 and 1995, respectively. The decrease in the 1997 rates is caused principally by lower state income taxes. The increase in the 1996 tax rate from 1995 is caused principally by a reduction in research and development tax credits in 1996 and increased benefit received from our Foreign Sales Corporation during 1995.

Inflation
Inflation has not had a significant impact on the Company's business during the past three years.
Financial Condition
Liquidity and Capital Resources and Financial Position
The Company had working capital of $19.9 million and $19.2 million at December 31, 1997 and 1996, respectively. This represented a current ratio of 7.2 and
7.6 for those years respectively.
     Cash, cash equivalents and short-term investments represented 3.6% and 18.8% of this working capital at December 31, 1997 and 1996, respectively. This decrease in 1997 was due to capital expenditures and inventory buildup.
     At December 31, 1997 and 1996, the Company had shareholders' equity of $29.1 million and $27.9 million, respectively, which when compared to total liabilities represented an equity to liability ratio of 8.5 and 8.9, respectively.
     The Company has no debt, more than sufficient capital resources and is in a strong financial position to meet business and liquidity needs as they arise. The Company foresees no unusual future events that will materially change the aforementioned summarization.

Impact of Year 2000
The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     Based on a recent assessment, the Company determined that it will be required to modify or replace significant portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company presently believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operations problems for its computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company.
     The Company has initiated formal communications with all of its significant suppliers and large customers to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 Issues. The Company's total Year 2000 project cost and estimates to complete include the estimated costs and time associated with the impact of third party Year 2000 Issues based on presently available information. However, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely converted and would not have an adverse effect on the Company's systems. The Company has determined it has no exposure to contingencies related to the Year 2000 Issue for the products it has sold.
     The Company will utilize both internal and external resources to reprogram, or replace, and test the software for Year 2000 modifications. The Company anticipates completing the Year 2000 project within one year but no later than March 31, 1999, which is prior to any anticipated impact on its operating systems. The total cost of the Year 2000 project is not estimated to be material, should not have a material effect on the results of operations and is being funded through operating cash flows.
     The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

                                           Consolidated Statements of Income
                                                Year Ended December 31
                                           1997          1996          1995
Net sales                              $53,346,000   $49,120,000   $46,300,000
Cost of sales                           36,917,000    33,932,000    31,957,000
                                       -----------   -----------   -----------
     Gross profit                       16,429,000    15,188,000    14,343,000

Operating expenses
     Selling                             9,869,000     8,548,000     8,431,000
     General and administrative          2,310,000     2,207,000     1,920,000
                                       -----------   -----------   -----------
     Operating expenses                 12,179,000    10,755,000    10,351,000
                                       -----------   -----------   -----------
     Income From Operations              4,250,000     4,433,000     3,992,000


Other income
     Interest income                        53,000        54,000        80,000
     Interest expense                      (57,000)                    (50,000)
     Other - net                           107,000       486,000        82,000
                                       -----------   -----------   -----------
     Other income                          103,000       540,000       112,000
                                       -----------   -----------   -----------
     Income Before Income Taxes          4,353,000     4,973,000     4,104,000
Provision (credit) for income taxes
     Current                             1,566,000     1,882,000     1,228,000
     Deferred                              (60,000)      (70,000)       52,000
                                       -----------   -----------   -----------
     Provision For Income Taxes          1,506,000     1,812,000     1,280,000
                                       -----------   -----------   -----------
     Net Income                        $ 2,847,000   $ 3,161,000   $ 2,824,000
                                       ===========   ===========   ===========
Net income per common share                  $ .80         $ .89         $ .79
                                             =====         =====         =====

See notes to consolidated financial statements.

                                                    Consolidated Balance Sheets
                                                            December 31
                                                        1997          1996
Assets
Currents Assets
     Cash and cash equivalents                      $   564,000    $ 1,475,000
     Short-term investments                             158,000      2,141,000
     Accounts receivable, less allowances of
        $328,000 in 1997 and $351,000 in 1996         9,961,000      8,957,000

     Due from affiliates                                447,000        356,000
     Inventories                                     11,396,000      8,591,000
     Prepaid expenses                                    86,000        138,000
     Deferred income taxes                              500,000        440,000
                                                    -----------    -----------
        Total Current Assets                         23,112,000     22,098,000
                                                    -----------    -----------
Property, Plant and Equipment
     Land                                               867,000        867,000
     Building and improvements                        6,112,000      6,112,000
     Machinery and equipment                          9,270,000      8,054,000
     Office furniture and equipment                   2,012,000      1,781,000
     Transportation equipment                         1,092,000        989,000
                                                    -----------    -----------
                                                     19,353,000     17,803,000
     Accumulated depreciation                       (10,179,000)    (9,155,000)
                                                    -----------    -----------
                                                      9,174,000      8,648,000
Other Assets                                            207,000        222,000


                                                    $32,493,000    $30,968,000
                                                    ===========    ===========
Liabilities and Shareholders' Equity
Current Liabilities
       Accounts payable                             $ 1,312,000    $ 1,061,000
       Accrued expenses                               1,802,000      1,762,000
       Income taxes payable                              97,000         91,000
                                                    -----------    -----------
              Total Current Liabilities               3,211,000      2,914,000
                                                    -----------    -----------
Deferred Income Taxes                                   200,000        200,000
Shareholders' Equity
       Common stock, no-par value
       Authorized shares - 10,000,000
       Issued and outstanding shares -
       3,568,385 in 1997 and 1996                     6,396,000      6,396,000
       Retained earnings                             22,862,000     21,585,000
       Currency translation adjustments                (176,000)      (127,000)
                                                    -----------    -----------
                                                     29,082,000     27,854,000
                                                    -----------    -----------
                                                    $32,493,000    $30,968,000
                                                    ===========    ===========

See notes to consolidated financial statements.

                Consolidated Statements of Shareholders' Equity
                 Years Ended December 31, 1995, 1996 and 1997


                                            Common Stock                  Currency
                                       Number of                    Retained     Translation
                                        Shares         Amount       Earnings     Adjustments       Total
Balance at January 1, 1995              3,568,385   $ 6,396,000   $ 18,454,000   $ (151,000)    $ 24,699,000
     Dividends (.40 per share)                                      (1,427,000)                   (1,427,000)
     Net income                                                      2,824,000                     2,824,000
     Translation adjustment                                                          29,000           29,000
                                        ---------   -----------    -----------    ---------     ------------
Balance at December 31, 1995            3,568,385     6,396,000     19,851,000     (122,000)      26,125,000
     Dividends (.40 per share)                                      (1,427,000)                   (1,427,000)
     Net income                                                      3,161,000                     3,161,000
     Translation adjustment                                                          (5,000)          (5,000)
                                        ---------   -----------    -----------    ---------     ------------
Balance at December 31, 1996            3,568,385     6,396,000     21,585,000     (127,000)      27,854,000
     Dividends (.44 per share)                                      (1,570,000)                   (1,570,000)
     Net income                                                      2,847,000                     2,847,000
Translation adjustment                                                              (49,000)         (49,000)
Balance at December 31, 1997            3,568,385   $ 6,396,000   $ 22,862,000   $ (176,000)    $ 29,082,000
                                        =========   ===========   ============   ==========     ============



                     Consolidated Statements of Cash Flows
                            Year Ended December 31


                                                                       1997           1996              1995
Operating Activities
     Net income                                                    $ 2,847,000     $ 3,161,000       $ 2,824,000
     Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization                                   1,435,000       1,317,000         1,288,000
     Deferred income taxes (credit)                                    (60,000)        (70,000)           52,000
     Other                                                             (49,000)         (5,000)           29,000
     Cash provided (used) due to changes in operating
     assets and liabilities:
     Accounts receivable and due from affiliates                    (1,095,000)     (1,093,000)       (1,236,000)
     Inventories                                                    (2,805,000)      1,966,000          (871,000)
     Prepaid expenses                                                   52,000         (38,000)           42,000
     Accounts payable, accrued expenses and income taxes               297,000        (261,000)          (10,000)
                                                                    ----------     -----------        ----------
     Net Cash Provided by Operations                                   622,000       4,977,000         2,118,000
Investing Activities
     Purchases of property, plant and equipment, net                (1,946,000)     (1,004,000)       (2,796,000)
     Purchases of short-term investments                                            (1,883,000)         (130,000)
     Maturities of short-term investments                            1,983,000                         2,392,000
                                                                    ----------     -----------        ----------
     Net Cash Provided by (used in) Investing Activities                37,000      (2,887,000)         (534,000)
Financing Activities
     Dividends paid                                                 (1,570,000)     (1,427,000)       (1,427,000)
                                                                    ----------     -----------        ----------
     Net Cash Used in Financing Activities                          (1,570,000)     (1,427,000)       (1,427,000)
     Increase (Decrease) in Cash and Cash Equivalents                 (911,000)        663,000           157,000
Cash and Cash Equivalents at Beginning of Year                       1,475,000         812,000           655,000
                                                                    ----------     -----------        ----------
Cash and Cash Equivalents at End of Year                             $ 564,000     $ 1,475,000         $ 812,000
                                                                    ==========     ===========        ==========


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note A - Business Information
The Company operates primarily in one business segment, which consists of the development, manufacture and marketing of commercial and industrial floor maintenance equipment and related products. The Company sells to a multitude of regional, national and international customers, primarily within the sanitary supply industry. No single customer accounted for a significant amount of net sales in 1997, 1996 or 1995.
     The Company sells to affiliated (see Note E) and unaffiliated customers in foreign countries. For 1997, 1996, and 1995, these sales aggregated $12,062,000, $11,173,000 and $11,063,000, respectively, and were principally to customers in Canada, the Pacific Rim, the Middle East, Europe, and Latin
America.
     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and trade receivables. The Company places its cash equivalents with high credit quality financial institutions, which are Federally insured up to prescribed limits. However, the amount of cash equivalents at any one institution may exceed the Federally insured prescribed limits. Concentrations of credit risks with regard to trade receivables are limited due to the large number of customers comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when incurred, have been within the range of management expectations.

Note B - Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of the Company (an Illinois corporation) and its wholly-owned subsidiaries, Multi-Clean, Minuteman Canada, Inc., Minuteman European B.V. and Minuteman International Foreign Sales Corporation. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories
Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) cost method for a majority (1997-77%, 1996-76%) of inventories and the first-in, first-out (FIFO) method for the remainder. Inventories at December 31, 1997 and 1996 consist of the following:

                                         1997             1996
Inventories at FIFO cost:

        Finished goods          $     4,361,000     $   3,136,000
        Work in process               7,983,000         6,374,000
        Raw materials                 1,079,000         1,053,000
                                ---------------     -------------
                                     13,423,000        10,563,000
        Less LIFO reserve            (2,027,000)       (1,972,000)
                                ---------------     -------------
        Total Inventories       $    11,396,000     $   8,591,000
                                ===============     =============


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

Net Income Per Common Share
Net income per common share is based on the weighted average number of common shares outstanding during each year (3,568,385 in 1997, 1996 and 1995).

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

Note C -Short-Term Debt
The Company entered into an unsecured Line of Credit arrangement for short term debt with a financial institution which expires May, 1998. Under the terms of this agreement the Company may borrow up to $5 million on terms mutually agreeable to the Company and financial institution. There are no requirements for compensating balances or restrictions of any kind involved in this arrangement.
     At December 31, 1997 there were no borrowings outstanding. The Company did not have any borrowings under this arrangement during 1996. During 1997 the maximum and average borrowings and the weighted average interest rate on short term borrowings were:


Maximum borrowings
at month end:                              $1,800,000
                                           ----------
Average borrowings
outstanding during year:                   $  905,000
                                           ----------
Weighted average interest rate:                   6.3%
                                                  ----
Interest paid in 1997, 1996 and 1995 was $57,000, $0 and $50,000, respectively.

Note D - Income Taxes
Deferred income taxes primarily relate to temporary differences in the recognition of depreciation expense and other accrued expenses for financial reporting and income tax purposes. The temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that result in significant amounts of deferred taxes in the consolidated balance sheets at December 31, 1997 and 1996 are as follows:


                                              1997            1996
Accounts receivable                       $   300,000     $   325,000
Property, plant & equipment                  (545,000)       (516,000)
Accrued expenses & other                    1,152,000         963,000
                                          -----------     -----------
                                          $   907,000     $   772,000
                                          ===========     ===========

The effective income tax rate on income taxes differed from the Federal statutory rate as follows:

                                         1997        1996       1995
Federal statutory rate                   34.0%       34.0%      34.0%
State income taxes, net
of Federal tax benefit                    3.7         4.6        4.3
Foreign Sales
Corporation benefit                      (2.4)       (2.1)      (2.7)
Research and Development Tax Credits     ( .6)       ( .6)      (5.2)
Other, net                               ( .1)         .5         .8
                                         -----       -----      -----
                                         34.6%       36.4%      31.2%
                                         =====       =====      =====


The Company paid income taxes of $1,592,000, $1,933,000 and $1,208,000 in 1997,
1996 and 1995, respectively. State income taxes amounted to $294,000, $344,000 and $269,000 for 1997, 1996 and 1995, respectively. Foreign income taxes amounted to $21,000, $22,000 and $55,000 for 1997, 1996 and 1995, respectively.

Note E - Related Party Transactions
Hako-Werke GmbH & Co. (a German corporation) owns 70.73% of the outstanding common stock of the Company through a subsidiary.
     The Company purchased inventories of approximately $58,000, $198,000 and $578,000 from Hako-Werke in 1997, 1996 and 1995, respectively. Amounts due to Hako-Werke, which relate to these purchases, are due within 90 days from the date of shipment.
     The Company sold approximately $1,968,000, $1,807,000 and $2,369,000 of merchandise to Hako-Werke and certain of its subsidiaries during 1997, 1996 and 1995, respectively. Amounts due from affiliates, which relate to these sales, are due within 90 days from the date of sale.

Note F - Employment Agreements
The Company has employment agreements with the executive officers of the Company which expire through 2000. The agreements contain customary provisions, including severance pay in the event the Company terminates their employment.

Note G - Employee Benefit Plans
The Company maintains a participatory defined contribution plan for substantially all employees under Section 401(a) of the Internal Revenue Code. In addition to a discretionary contribution, the Company also matches employee contributions based upon a formula up to a specified maximum. Contributions to the plan and related expense were $268,000, $237,000 and $250,000 for the years ended 1997, 1996 and 1995 respectively.

NOTE H - Quarterly Results of Operations (Unaudited)
The following is a summary of the quarterly results of operations for the years ended December 31, 1997 and 1996:


                                              Three Months Ended
                       March 31          June 30       September 30  December 31
                            (Thousands of dollars, except per share data)
1997
Net sales            $    14,094      $    14,003       $   13,316    $  11,933
Gross profit               4,362            4,568            4,015        3,484
Net income                   748              858              640          601
Net income per
 common share        $       .21      $       .24       $      .18    $     .17
                     ===========      ===========       ==========    =========
1996
Net sales            $    12,835      $    12,127       $   12,607    $  11,551
Gross profit               4,084            3,953            3,918        3,233
Net income                 1,073              820              703          565
Net income per
 common share        $       .30      $       .23       $      .20    $     .16
                     ===========      ===========       ==========    =========

Fourth quarter adjustments, primarily related to inventories, resulted in an increase in net income and net income per common share of $53,000 or $.01 per share, respectively in 1997 and a reduction of $15,000 or $.01 per share, respectively in 1996.

Note I - Research and Development Expenses
Research and development expense for 1997, 1996 and 1995, approximated $1,102,000, $1,146,000, $1,085,000, respectively.

Note J - Assets Held For Resale
The Company has listed a former distribution facility (net book value of $98,000) for sale and anticipates that a gain, net of income taxes, will result.

Markets For The Company's Securities and Related Matters

On March 2, 1998 the last reported sales price of the common stock on the Nasdaq systems was $10 1/8. The approximate number of holders of common stock was 1,100.
     Since 1988 the Board of Directors has declared regular quarterly dividends and the fourth quarter dividend in 1997 represents the thirty-seventh consecutive dividend paid to shareholders. Future dividend policy will be determined by the Board of Directors in light of prevailing financial needs and earnings of the Company and other relevant factors.
     The common stock of Minuteman International, Inc. is quoted on The Nasdaq Stock Market and its trading symbol is "MMAN". The following tables set forth for 1997 and 1996 the range of bid prices for the Company's common stock as reported in the Nasdaq systems for the period indicated:



Dividends
                   High       Low       Per
                                       Share
1997
1st Quarter      10 1/4      8         $.11
2nd Quarter       9 1/4      8 1/4     $.11
3rd Quarter      11          8 3/4     $.11
4th Quarter      11 3/4     10         $.11

1996
1st Quarter      10          7 1/4     $.10
2nd Quarter      10          7 3/4     $.10
3rd Quarter       9 3/8      8 1/4     $.10
4th Quarter       9 3/8      8 1/4     $.10

Selected Consolidated Financial Data

See "Management's Discussion and Analysis of Results of Operations and Financial Condition", and "Notes to Consolidated Financial Statements"

                                                         Year Ended December 31,
                                                1997      1996     1995      1994     1993
                                             (In thousands, except share and per share data)
Income Statement Data
     Net sales                               $ 53,346   $ 49,120 $ 46,300  $ 41,518  $ 38,237
     Cost of sales                             36,917     33,932   31,957    27,540    25,357
                                             --------   -------- --------  --------  --------
     Gross profit                              16,429     15,188   14,343    13,978    12,880
     Selling expenses                           9,869      8,548    8,431     7,675     7,241
     General and administrative expenses        2,310      2,207    1,920     2,024     1,897
                                             --------   -------- --------  --------  --------


     Income from operations                   4,250       4,433       3,992       4,279       3,742
     Interest income (expense), net              (4)         54          30          99          92
     Other, net                                 107         486          82         737          10
                                          ---------   ---------   ---------   ---------   ---------
     Income before income taxes               4,353       4,973       4,104       5,115       3,844
     Income tax expense                       1,506       1,812       1,280       1,912       1,495
                                          ---------   ---------   ---------   ---------   ---------
     Net income                           $   2,847   $   3,161   $   2,824   $   3,203   $   2,349
                                          =========   =========   =========   =========   =========
Per Share Data
     Cash dividends                       $     .44   $     .40   $     .40   $     .34   $     .28
     Net income per common share                .80         .89         .79         .90         .66
     Weighted average number of shares
     outstanding                          3,568,385   3,568,385   3,568,385   3,568,385   3,568,385
Balance Sheet Data
     Working capital                      $  19,901   $  19,184   $  17,142   $  17,207   $  16,745
     Total assets                            32,493      30,968      29,500      28,067      25,643
     Shareholders' equity                    29,082      27,854      26,125      24,699      22,767

Report of Independent Auditors

To The Shareholders of Minuteman International, Inc.
We have audited the accompanying consolidated balance sheets of Minuteman International, Inc. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minuteman International, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



ERNST & YOUNG LLP
Chicago, Illinois
February 11, 1998

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




Thomas J. Nolan           Jerome E. Rau
Chief Financial Officer,  President, Chief Executive Officer
Secretary & Treasurer

Board of Directors
Jerome E. Rau
President & Chief Executive Officer Minuteman International, Inc.


Tyll Necker
Chief Executive Officer
Hako-Werke International
GmbH & Co.

Frederick W. Hohage
Former President
Robert Bosch Corporation,
Sales Group

James C. Schrader, Jr.
President
Precision Enterprises, Ltd.

Frank R. Reynolds
Attorney
Law Offices of Reynolds
& Reynolds, Ltd.

Operating Officers

Jerome E. Rau
President & Chief Executive Officer

Gregory J. Rau
Executive Vice President

Michael Y. Gravelle
General Manager
Minuteman European B.V.

Thomas J. Nolan
Chief Financial Officer,
Secretary & Treasurer

Michael A. Rau
Vice President
Multi-Clean Division

Dean W. Theobold
Vice President
Manufacturing


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

Annual Meeting
April 28, 1998 at 10:00 a.m.
at Bank of America
231 South LaSalle Street
21st Floor
Shareholders' Meeting Room
Chicago, Illinois  60697
Form 10-K
Minuteman International, Inc. will send
a copy of its Form 10-K report for fiscal 1997 as filed with the Securities and Exchange Commission upon written request to Thomas J. Nolan, Chief Financial Officer, at the corporate office.

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
(630) 530-0007

Canada
Minuteman Canada, Inc.
2210 Drew Road
Mississauga, Ontario
Canada L5S 1B1
(905) 67S-3222
FAX: (905) 673-5161

Europe
Minuteman European B.V.
Haver Straat 31
2153 GB Nieuw-Vennep
The Netherlands
(31) 252-623000
FAX: (31) 252-623001