Form 10-K, Exhibit 13
period 1998-12-31
MINUTEMAN INTERNATIONAL INC
filed 1999-03-25
CIK 810876

                                                                      EXHIBIT 13

MINUTEMAN INTERNATIONAL, INC.
1998 ANNUAL REPORT




MISSION STATEMENT.
A COMMITMENT TO OUR CUSTOMERS.
The core of Minuteman International is anchored by a single, straightforward vision -- to deliver exceptional floor cleaning equipment and chemicals combined with a single-minded focus to anticipate and answer our customers' needs. Answering those needs is just the beginning of a performance-driven philosophy to help our distributors maximize profit and to provide outstanding service, products and training to each Minuteman customer. That philosophy is combined with the ongoing development of new and more cost effective methods of manufacturing and product design to keep our customers on the leading edge of floor care technology into the next century.



Minutemen International, headquartered in the Chicago suburb of Addison, Illinois, is a full-line manufacturer of commercial and industrial vacuums and floor and carpet care equipment, Multi-Clean brand chemical cleaning and coating products, litter pick-up machines, and lawn sweeping equipment under the Minuteman Parker label, and rider-operated floor surface maintenance equipment under PowerBoss.



18-YEAR SUMMARY NET SALES
Exceptional, high quality products with a broad and deep line, long-held stable relationships, focused marketing and aggressive promotions, distributor loyalty, unequaled customer service, state-of-art technology and visionary management, continue to drive Minuteman International sales to unprecedented levels.



STAR OF THE ISSA SHOW
MULTI-CLEAN'S UV-20 A SHOW-STOPPER
A Revolutionary Ultra Violet Single Floor Coat System for Tile, Wood and Concrete. Introduced at the ISSA Show, Multi-Clean's revolutionary, one-of-a-kind UV-20, Ultra Violet Curing Unit was the "talk of the show". Representing the first time this unique technology has been introduced to the floor cleaning industry outside of a controlled factory environment, the UV-20 ultra violet chemical is easily laid down and cured instantly with a special floor machine designed by Minuteman engineers. This new concept far surpasses the performance of conventional floor care products. Consider that the Ultra Floor Coating System is delivered by Multi-Clean's unique UV-20 curing machine which covers a wide 20" curing path and instantly polymerizes a blend of resins by exposure to an ultra violet light located under the frame of the UV-20 machine. The UV-20 curing machine dries and completely cures the coating system in a fraction of a second, instantly making the floor ready for traffic. This unique one coat, low maintenance system delivers a long time wet-look appearance and dramatically reduces maintenance costs.



CONTENTS
From the President                      2
Minuteman Unfurls Domestic Strength     4
Minuteman International 6
Stunning, Inventive New Products        8
Minuteman's Full Line                  10
Multi-Clean(R) Breaking Old Barriers   12

Minuteman(R) Parker(R)                 14
Financial Report                       15



MINUTEMAN FACTS...MINUTEMAN IS ONE OF THE LARGEST FLOOR CLEANING MANUFACTURERS IN THE WORLD.





FROM THE PRESIDENT
Dear Shareholders:
New dimensions might be a fitting characterization for 1998, our 18th year of offering front-running products to users of commercial and industrial floor, carpet and lawn-care equipment.
-       Our sales and our profits each reached record levels,
- Purchase of the PowerBoss line of industrial floor-care equipment gave Minuteman an immediate and prominent presence in the realm of larger machines,
- Multi-Clean's ultra violet system, ready to debut in June, may be the most revolutionary advance in floor-cleaning chemicals in the past 15 years, and
- Our new warehouse in the Netherlands has greatly increased our access to more customers in both Western and Eastern Europe.

Sales for the year rose 5.9%; PowerBoss, purchased in late November, contributed only about one month of revenue to 1998's total. Our cost of sales was proportionately less, causing our gross profit margin for the year to increase. Our operating profit margin and net profit margin also expanded despite some expenses connected with the acquisition, producing a 17.0% growth in net income.

Demand for our products was strong worldwide, with the exception of Asia, but the order flow was particularly robust from our dealers in North America. New product introductions are the leading stimulant to sales because customers welcome dealers with something different to demonstrate and because this innovative equipment answers previously unfilled needs. This is why our participation in the International Sanitary Supply Association's trade show in October received the best response I can remember.

The dealers were very excited about a 38" riding floor scrubber, our widest model ever, and a new floor-finishing machine, developed by our Multi-Clean cleaning chemicals division, that uses ultra violet light for instant drying by curing the chemicals immediately following application. The earlier introduction of a battery-operated burnisher and a new line of propane burnishers also contributed importantly to 1998's sales increase. Our traditional products were supported by a variety of promotional activities that are gradually winning greater market share for our complete line.

The biggest news on the subject of products, however, was our November 23rd acquisition of AAR PowerBoss Corp. of Aberdeen, NC. This extends our line of floor-care equipment into larger machines for industrial floor care, where PowerBoss, with $22 million in annual revenues, has been one of the dominant participants; its products are sold in more than 30 countries. PowerBoss's rider-operated industrial floor/surface maintenance equipment differs from Minuteman's machines, which are largely walk-behind commercial units.

Because PowerBoss aims at different markets with different equipment, there is virtually no overlap that otherwise could create redundancies. On the contrary, certain efficiencies in purchasing and other areas should benefit our margins of profit.

Greater profitability was another highlight of the year, with gross margins increasing to 32.0% from 30.8% for 1997. Some of this improvement is attributable to the full-year benefit of selective price increases that went into effect in late 1997, but the bulk of it reflects cost-containment measures instituted a couple of years ago, leveraged further by the higher volume. Operating margins also rose, to 8.9% from 8.0% a year ago, with only small gains in selling, general and administrative expenditures.

Despite our resolve to monitor spending carefully, we have never feared committing funds to worthwhile projects, such as the sales recruitment and training expenditures to realign Multi-Clean's marketing efforts over the past couple of years. It is particularly satisfying to us and rewarding to you when our judgement is confirmed by such excellent operating results as we achieved in 1998.

On the international front, our centralized distribution center in the Netherlands, opened in early 1998, has greatly enhanced our performance in Europe and given us a definite advantage with dealers on the continent, who are now relying on us to a far greater extent than ever before. The Pacific Rim is weak, with economies and currencies there continuing under pressure. But we remain firmly committed to this region as an area of potentially explosive growth for us because the customers we serve keep on building facilities in Asia.

Even after we spent approximately $12 million on the PowerBoss purchase, our strong financial condition is represented by ample working capital of $28 million and retained earnings of $25 million. This gives us the resources to make judicious investments to stimulate our growth or operate more efficiently, including other acquisitions that fit our criteria, like PowerBoss, by giving us equipment we don't offer presently, allowing us to compete more effectively or leveraging our fixed costs to produce higher profitability.

To share our good fortune with our investors, the Board of Directors declared Minuteman's 42nd consecutive quarterly dividend in the amount of 11 cents per share, payable February 15, 1999 to shareholders of record February 1, 1999.

I am encouraged as I look ahead in the new year because I see Minuteman capitalizing on:

-    Sales gains in North America and Europe (but continuing weakness in Asia),

- An effective integration of PowerBoss as a wholly owned subsidiary of Minuteman,

-    Broader acceptance of the new products we introduced in 1998,

-    More additions to the product line in 1999,

-    Further emphasis on controlling expenses, and

-    A vigilance for possible alliances.


Sincerely,



Jerome E. Rau,
President and Chief Executive Officer
March 15, 1999


MINUTEMAN FACTS...MINUTEMAN EMPLOYS OVER 440 PEOPLE WORLDWIDE INCLUDING 123 AT POWERBOSS.(R)





MINUTEMAN UNFURLS DOMESTIC STRENGTH
        DOMESTIC SALES INCREASE 11%
In a global year marked by collapsing economies which subsequently caused weakened demand for US goods and services, Minuteman International unfurled an 11% increase in net domestic sales. This substantial increase was possible for several key reasons:

INDUSTRY CONSOLIDATION. LONG HELD, STABLE RELATIONSHIPS.
Rapid consolidation in the floor cleaning industry has forced distributors and manufacturers to increase in size, but lessen in number. The result is fewer customers and more keen competition for those who hold a larger share of the market. Minuteman's longtime, exceptional relationships with each of their customers has been rewarded during this period of consolidation with loyalty and outstanding domestic sales.

NATIONAL ACCOUNTS. FOCUSED MARKETING AND SERVICE.
In 1998, Minuteman focused on identifying and aggressively servicing over 200 major national accounts. Because national accounts require a greater volume of products throughout large regions or for the entire United States, and require installation, warranties, servicing and quick delivery, Minuteman's unique network of distributors is able to provide an exceptional service structure and deliver high quality, timely products to each of these accounts.

AGGRESSIVE PROMOTIONS. DISTRIBUTOR PROFIT.
Creative promotional efforts that help Minuteman distributors flourish, are the hallmark of Minuteman's outstanding marketing savvy. Activities such as sales incentives and targeted end-user advertising campaigns, solidify and enhance long term relationships with customers. Successful marketing also includes direct sales opportunities for distributors in conjunction with national advertising support that bolsters the Minuteman product line through extended market visibility and by direct response leads directly from industry publications and end-users.

STABLE, SEASONED MANAGEMENT TEAM. OLD-FASHIONED INTEGRITY LEADS THE WAY. "At Minuteman, We view our word as our bond."
Jerry Rau, President,
Minuteman International

Apparently So! Over 600 loyal customers continue to depend on it everyday. Minuteman maintains and fosters an exceptional, long term management team. Each member of the team brings years of individual experience, integrity and long held commitment to the industry and to each Minuteman policy, product and customer relationship. The success of Minuteman is possible because of an aggressive, straightforward management position to deliver high quality products, maintain cost structures, design and retool innovative products with cutting-edge engineering and technology.

MINUTEMAN INTERNATIONAL ACQUIRES AAR POWERBOSS(R)
NEW PURCHASE SOLIDIFIES MINUTEMAN'S POSITION AS ONE OF THE TOP MANUFACTURERS IN THE CLEANING EQUIPMENT INDUSTRY.
In a bold and aggressive move, Minuteman International acquired AAR PowerBoss Corporation of Aberdeen, North Carolina, a wholly owned subsidiary of AAR Corporation of Wood Dale, Illinois. The purchase of PowerBoss, for approximately $12 million in cash, solidifies Minuteman's position as one of the top cleaning equipment manufacturers in the industry with combined annual revenues approaching $75 million.

PowerBoss will extend the Minuteman product line into larger machines with a fast-growing line of rider-operated floor/surface maintenance equipment distributed in over 30 countries. The new equipment will compliment Minuteman's commercial machines as well as strengthen their market position in the industry -- especially with the growing building contractor segment which requires larger, more productive products.

Both companies employ skilled workforces and deliver successful products, however in different markets. By utilizing the combined strengths of the two companies in areas such as new product development, management focus on the cleaning industry, strong brand-name awareness, worldwide distributors and manufacturing synergies, Minuteman will continue to build and lead the industry from a preeminent and strategic position in the global marketplace.

CAPTIONS Page 5:
PowerBoss(R)
Minuteman's purchase of PowerBoss extends their product line into larger machines such as this PowerBoss Badger well known for its rugged, compact design and maximum productivity.

The deluxe, PowerBoss Armadillo delivers high productivity and the widest sweep path in its class.

MINUTEMAN FACTS... MINUTEMAN MANUFACTURES 100% OF ITS FLOOR CLEANING EQUIPMENT IN WHOLLY OWNED MANUFACTURING FACILITIES -- ALL IN THE USA.






MINUTEMAN INTERNATIONAL
GLOBAL PROWESS AND EXPERTISE WEATHERS AN INTERNATIONAL ECONOMIC STORM

STRONG DISTRIBUTION CENTERS. SOPHISTICATED PRODUCTS.
Minuteman continues to build and expand their international presence while working directly with dealers to maintain an atmosphere of trust and support. This worldclass relationship building skill and support network is enhanced by a distribution channel supported by on-site product training, direct follow-up for progress checks and consistent distribution of new product information and innovative, cost-effective products.

MINUTEMAN EUROPE.
GROWING THE COMPANY.
Minuteman Europe, a fully operational company providing European customers with Minuteman's exceptional focus on proven growth strategies, aggressive marketing efforts, direct customer service, cost containment and the efficient distribution channels of a world-wide marketer, marked its second year of operation. Headed by General Manager, Scott Anderson, the corporation has enhanced its dedication to the international community through the maintenance and success of a Netherlands warehouse especially designed to stock CE-approved machines to allow for more timely delivery to European customers as well as to solidify a growing strong presence in the market.

MAKING THINGS HAPPEN.
MINUTEMAN INNOVATION AND EXCEPTIONAL MANAGEMENT.
Minuteman's renowned leadership and stunning foresight begins with exceptional management insight. In addition to a team of dedicated engineers and professional product designers who work on specific categories of machines in select product areas such as carpet, hard floors, concrete, specialty vacuums and propane, Minuteman's creative management is continuously looking for better ways to analyze business direction and progress. This includes designing methods to produce better, more durable, long-lasting products while increasing manufacturing efficiencies, delivering new product information to customers on a timely basis in a format that is interesting and easy to access, and understanding the scope and long term ramifications of business and product alterations and decisions.

MINUTEMAN'S WEB SITE.
WWW.MINUTEMANINTL.COM
LIVE. FUN. FULL OF INFORMATION.
Minuteman's new web site is boasting an average of 600 visits per day and offers shareholders and visitors complete information about Minuteman Floor Cleaning Equipment, Multi-Clean Chemicals, Parker Sweeper as well as international news, site locations, company history, financial reports and current tidbits from across the floor cleaning industry. Shareholders will appreciate the web site's focus on directly generating new business by increasing product knowledge and offering immediate access to Minuteman through the site. Customers, prospects and vendors may access the site and simply pull down convenient menus to view equipment, review specifications, learn what's new or even contact Minuteman directly with questions and comments. The new web site is proving to be a popular spot for matching the right product to the right floor cleaning application.

ORACLE.(R)
USHERING IN A NEW ERA OF INFORMATION.
"Oracle", Minuteman's new operational software, will allow the company to forecast and analyze the business more clearly and therefore improve the overall business decision process. The new software will offer top management quicker access to more comprehensive sales data, customer information, manufacturing and production output, as well as enabling the company to comfortably grow with this system for many years to come.

TWO NEW TURNING CENTERS ADD EFFICIENCY AND PRECISION.
Minuteman's commitment to efficiency and quality is keenly demonstrated by the addition of two new turning centers. The new turning centers are designed for aluminum casting and operate both horizontally and vertically. The machines are unique in their ability to mill, drill and tap a single piece while the next component is loaded onto a stand-by platform for machining. The efficient use and design of the turning centers is representative of Minuteman's custom manufacturing finesse, detail and flexibility in design and production of custom parts for floor cleaning equipment.

CAPTIONS PAGE 7:
380
Minuteman's labor-saving 380 Walk-Behind Scrubber wet scrubs and dry vacuums in one pass for maximum efficiency and productivity and maneuvers at the touch of a hand.

Scott Anderson
General Manager of Minuteman Europe brings over 14 years of direct experience in the floor cleaning and floor chemical industry to the European marketplace. Bringing experience in all areas of the business from Division and Sales Manager to a variety of hands-on positions with the company, Scott delivers real product "know-how" to the European frontier.


www.minutemanintl.com
www.multi-clean.com
www.parkersweeper.com
All hot-linked to Minuteman's newly purchased PowerBoss at www.powerboss.com

MINUTEMAN FACTS...MINUTEMAN IS ONE OF THE LARGEST FLOOR CLEANING MANUFACTURERS IN THE WORLD WITH DEALERS IN OVER 40 COUNTRIES.



STUNNING, INVENTIVE NEW PRODUCTS
        OPENING NEW MARKETS AND CHALLENGING THE STATUS QUO

3800 RIDER SCRUBBER.
HIGH PERFORMANCE WITH A WIDER SCRUB PATH.
Compact and dependable, the power-ful 3800 Rider Scrubber is designed to clean a wider 38" scrub path and sweep, scrub and dry vacuum in a single pass. Maneuverable and operator-friendly, the large 66 gallon solution/recovery tank is constructed of high impact polyethylene and provides longer scrubbing time, easy tank filling/flushing and automatic vacuum shut off. Single front wheel drive provides optimum traction allowing the machine to turn 360o on its own axis. The operator station provides maximum visibility and is equipped with a tilt wheel for operator comfort and a convenient control panel which constantly monitors operation. Minuteman's dependable 3800 rider scrubber digs down deep to clean even the most difficult and demanding floor.

380 WALK-BEHIND SCRUBBER.
DEEP CLEANING AT THE TOUCH OF A HAND. BUILT TO LAST.
This labor-saving, walk-behind scrubber is a durable, highly maneuverable and user-friendly 38" automatic floor scrubber available in commercial and industrial models. Minuteman's 380 Scrubber wet scrubs and dry vacuums in one pass for maximum efficiency and productivity and maneuvers at the touch of a hand. Built to last, the 380 walk-behind scrubber is constructed of durable polyethylene and steel to provide years of reliable service. In addition, large solution/ recovery tanks and heavy-duty battery packs provide extended running time and increased productivity. Ergonomically designed, the 380's user-friendly control panel and individual forward and reverse handles are convenient, easy and safe. The popular 380 is exceptionally cost-effective because the wide 38" path covers more area in less time with just one pass -- ideal for large, high traffic areas.

55 GALLON EXPLOSION-PROOF VACUUM.
NEW VACUUM IDEAL FOR HAZARDOUS MATERIALS.
Minuteman's new 55 gallon Explosion- Proof Vacuum is ideal for pick-up of hazardous material such as flammable liquids, finely pulverized dust and more. This heavy-duty, electric vacuum operates wet or dry in Class I, Group D and Class II, Group F & G atmospheres and is available in 15 gallon or 55 gallon stainless steel tanks to prevent corrosion and insure safety. All models are equipped with a 4 wheel dolly to allow limited mobility and a 50 foot power cable which can be wired into facilities. Simple to maintain, the new Explosion-Proof Vacuums are UL Listed and available with a patented H.E.P.A. filter which is 99.99% efficient at 0.12 microns. The 55 Gallon Explosion-Proof Vacuum is perfect for petroleum refining and dispensing facilities, manufacturers of organic coating, spray finishing areas, utility gas plants, operations involving storage and handling of petroleum or natural gas, aircraft hangers, grain elevators and more.

INNOVATIONS FOR 1998

BACK PACK VACUUM.
TWO NEW MODELS BRING HIGH PERFORMANCE IN A LIGHTWEIGHT, PORTABLE AND CONVENIENT VACUUM.

Minuteman's popular BPV -- Back Pack Vacuum, now includes the added option of greater performance with two new models, a 1.4 or a 1.6 hp motor, which offers greater airflow and higher waterlift. The Back Pack Vacuum is easy to use and can go just about anywhere -- ideal for large carpeted areas where upright vacuums are too cumbersome and high productivity is demanded; and for small tight areas where precision cleaning is required. Comfortable to use, the BPV features wide padded shoulder and waist straps that adjust to any size user and evenly distributes weight over hips, away from shoulders and back, for a comfortable, light carriage. To further aid movement, the BPV includes a 50 foot power cord, five-foot hose, a telescoping wand and an easy-roll floor tool. Safe for all locations,the Back Pack Vacuum can be used anywhere and is especially useful for offices, schools, hotels, hospitals-- anywhere an operator can walk, the Back Pack Vac can go.

MIRAGE(R) PROPANE BURNISHERS.
TWO NEW ENGINES DELIVER MAXIMUM POWER FOR THE DEEPEST SHINE.
Introduced in the Fall of 1997, the Mirage Propane Burnishers have been so popular that Minuteman has further enhanced these outstanding performers with two new engines to increase power and add greater efficiencies. Minuteman's Mirage Onan Propane Burnishers feature powerful Onan engines and deliver high-speed performances in less time with greater results than any other electric or battery powered burnisher. All Onan models are equipped with catalytic converters and the 14hp model is equipped with an emission control device. Minuteman's Mirage Kawasaki Propane Burnishers feature powerful Kawasaki air cooled and liquid cooled engine packages. The liquid cooled engines offer superior performance, less maintenance, lower sound decibels, a cleaner running engine and up to double the life of any air cooled engine in its class. Plus, these powerful burnishers are equipped with the Minuteman Certified Emission Control System (MCECS) and catalytic converters which exceed current EPA and CARB emissions standards making the Mirage Kawasaki Propane Burnisher one of the safest and most reliable propane burnisher in the industry. All Minuteman propane burnishers are EPA and CARB certified.


CAPTIONS PAGE 9:
Powerful Kawasaki liquid cooled engines last twice as long as any engine in their class.

Minuteman's Parts Express, a CD-ROM electronic catalog system, offers complete and instant access to parts and service infor-mation at the touch of a finger.

3800
Minuteman's powerful 3800 Rider Scrubber cleans a wide 38" scrub path and sweeps, scrubs and dry vacuums in a single pass.

MINUTEMAN FACTS...MINUTEMAN HOLDS 29 U.S. AND 22 FOREIGN PATENTS.





MINUTEMAN'S FULL LINE
        POWER-PACKED FLOOR CARE PRODUCTS SWEEP THE GLOBE

Minuteman continues to drive the global market with a full line of exceptional maintenance products for industrial, commercial and institutional facilities. Direct control over design, production, product updates, manufacturing technologies, distribution and quality control, allows Minuteman to continue as a frontrunner in a challenging, competitive marketplace.

AUTOMATIC SCRUBBERS.
Minuteman Offers One Of The Largest Varieties Of Dynamic Scrubbers On The Market. Minuteman offers a wide variety of scrubbers with cleaning paths ranging from 17" to 38" and coverage from 18,000 to 41,000 sq. ft. per hour. The 170 and 200 compact walk-behind scrubbers clean small to mid-sized floors with easy operation, increased maneuverability and high performance. The 260 and 320 Automatic Scrubbers maneuver at the touch of a hand and offer simplified, user-friendly controls. All Minuteman automatic scrubbers are ergonomically designed to allow for greater operator comfort and easier serviceability. Recent additions to the automatic scrubber line, the 380 and 3800 support Minuteman's commitment to outpace the competition and promise to lead the way to continued leadership in a competitive field.

FLOOR CARE MACHINES AND BURNISHERS.
Competitively Priced And Uniquely Designed.
Designed to be high quality and competitively priced, Minuteman's 17" or 20" Front Runner Series floor care machines retain the same high quality and durability, as well as operator safety, found in all Minuteman machines. In addition, Minuteman burnishers feature a non-fatigue design and offer a patented Passive Air Management System (PAMS). PAMS keeps Minuteman's popular 1500, 2400, and 2600 burnishers leading the market, year after year. New additions to Minuteman's Propane Burnishers offer added depth and greater efficiencies. In 1998, new, more powerful and dynamic engines combined with Minuteman's exceptional performance and engineering to deliver one of the most powerful propane burnishers on the market.

CARPET CARE MACHINES.
DEPENDABLE, RELIABLE RESULTS -- EVERY TIME.
Minuteman's carpet care equipment is designed to be user-friendly as well as a powerful choice for carpet maintenance that requires excellent cleaning power and minimum operator fatigue. From the total care approach of the Rugmaster and Ambassador Series to the daily dependability of the Multi- Purpose Vacuum (MPV(R)) upright, each of these dependable workhorses feature excellent visibility and reliable results, every time.

INDOOR/OUTDOOR SWEEPERS.
SWEEPERS ADD TO DEPTH OF MINUTEMAN'S PRODUCT LINE WITH HIGH QUALITY, EFFICIENT PERFORMANCE.
Minuteman's Kleen Sweep(R) 27 and Kleen Sweep(R) 35 sweepers are just two examples of the strength and depth of the Minuteman product line. The Kleen Sweep 27 is ideal for machine shops, stock rooms, parks, small yards, parking areas and loading ramps as well as indoors on large carpet areas. The Kleen Sweep 27 is a cost-effective option cleaning up to 31,000 sq. ft. per hour. Kleen Sweep 35 covers an area of 55,440 sq. ft. per hour offering easy maintenance, exceptional performance, a dust filter system and efficient ergonomic design. Constructed of durable, noncorrosive polyethylene, these two efficient sweepers sweep five to seven times faster than manual sweeping, offering substantial labor savings.

CRITICAL FILTER VACUUMS.
ABSOLUTE FILTRATION IN SAFE AND POWERFUL VACUUMS.
Critical Filter Vacuums require both safety and efficiency. To guarantee efficiency, Critical Filter Vacuums are designed to be easy to use, are available in a wide variety of sizes and are created for specific hazardous waste applications. For example, the 55 Gallon Explosion-Proof Vacuum is designed for use where flammable gases, vapors or finely pulverized dust may be present. The CRV(TM) Clean Room Vacuum is specifically designed for Class 1 through Class 100,000 cleanrooms, pharmaceutical labs, gowning areas, air showers, biological labs and computer rooms. The Mercury Vacuum series is designed for the handling and disposing of mercury-based residue.

CAPTIONS PAGE 11:
M2700 -- ABS Automatic Burnishing System

Minuteman's ET (Extraction Tool) features an optional 32" extension wand for stand-up cleaning which increases operator comfort.

BPV
Two NEW models bring high performance in a lightweight, portable and convenient vacuum especially useful for offices, schools, hospitals, hotels, and anywhere an operator can walk.

MINUTEMAN FACTS... MINUTEMAN OFFERS OVER 400 INDIVIDUAL FLOOR CLEANING EQUIPMENT MODELS.




MULTI-CLEAN(R) BREAKING OLD BARRIERS
     INFUSING THE INDUSTRY WITH NEW FLOOR CARE PRODUCTS THAT STUN THE INDUSTRY

TEAMWORK, CREATIVE INGENUITY & TECHNICAL SKILL DEFINE FIRST-RATE MULTI-CLEAN. Tapping into the deep and lucrative chemical sales market is no easy task -- unless your team is composed of talented and innovative chemists, professional and highly experienced engineers and a sales staff that is backed by a senior management team dedicated to delivering new products that break old floor care barriers.

Multi-Clean's introduction of the UV-20, a revolutionary, "first-on-the-market" Ultra Violet Single Floor Coat System, at the 1998 ISSA Show, is an example of the uncommon teamwork and synergy that occurs when two industry giants work together to design a product that is unlike any other on the market. The development of this unique product, which embodies a unique chemical/ floor equipment marriage, was possible because of the close working relationship between exceptional chemists at Multi-Clean and sophisticated equipment engineers at Minuteman. Innovative products like the UV-20 will pave the way for Multi-Clean to enter new distribution channels and break into new territories.

In 1998, Multi-Clean's domestic sales increased by 18% as a result of the introduction of new products, an increasingly sophisticated and seasoned sales force as well as the strengthening residual sales of products introduced late in 1997 such as the Dilution Control System. Multi-Clean's Dilution Control System is an example of a growing target market segment -- customers who re-order replacement chemicals for dispensing systems.

ADDITIONAL NEW PRODUCTS CONTINUE TO BOLSTER PROFITS AT MULTI-CLEAN.

- Multi-Fresh, is a new skin care line of hand cleaners that is mild to the skin. Packaged in the bag-in-box dispensing system, which eliminates any chance of contamination to the hand soap, as well as avoiding direct handling or exposure to chemicals, Multi-Fresh products are easy to use and simple to refill. The new hand cleaner line includes an Antimicrobial Hand Soap with soothing

Vitamin E, a Gel Hand Sanitizer with a no rinse alcohol gel that kills over 99% of germs and bacteria on hands, an Antibacterial Hand Cleanser with 1% PCMX for use in hospitals, etc., Lotionized Hand Soaps, Total Body Shampoos, Industrial Hand Cleaners with pumice and more.

- Multi-Stat ESD, is an anti-static control floor care system used for controlling static electricity discharge in critical facilities such as medical device manufacturing areas, computer rooms, switching stations, hospital labs and critical care areas, clean rooms, circuit board assembly and virtually any location where computers and sophisticated microelectronics are made or used.

- Multi-Clean's new Bio-Pump dispenses Bio-Power Plus, a chemical for trap and drain maintenance and misting dumpsters to prevent odors. Bio-Power Plus accelerates the biological decomposition of wastes with an optimized blend of living microbes that readily consume a wide variety of organic wastes. It is a completely natural and odorless method of breaking down grease and other organic wastes.

- Multi-Clean's new Side Strip was introduced for fast and easy removal of floor finish buildup on baseboards and on hard-to-reach floor surfaces.

DYNAMIC FOCUS FOR THE MILLENNIUM.
Multi-Clean is clearly focused on delivering tremendous returns while answering customer needs with innovative products and services in the new Millennium. As the group continues to build an even stronger independent profile in the industry, substantial growth will become commonplace.

CAPTIONS PAGE 13:
Multi-Clean's Dilution Control System dispenses chemicals accurately without cross-contamination

The development of the unique UV-20 Ultra Violet Single Floor Coat System was possible because of the close working relationship between exceptional chemists at Multi-Clean and sophisticated equipment engineers at Minuteman.

UV-20
Multi-Clean's revolutionary, one-of-a-kind Ultra Violet Curing Machine delivers Multi-Clean's Ultra Floor Coating System in a wide 20" path and instantly cures the coating system making the floor ready for traffic in seconds.

MINUTEMAN FACTS... MULTI-CLEAN MANUFACTURES AND DISTRIBUTES OVER 120 INDIVIDUAL FLOOR CHEMICALS.





MINUTEMAN(R) PARKER(R)
        A DISTINGUISHED LEADER FOR OVER A CENTURY

Minuteman Parker offers a wide variety of lawn, turf and industrial maintenance equipment. Located at Minuteman's facility in Hampshire, Illinois, Parker products include high quality lawn sweepers, litter vacuums, dethatchers, wheeled blowers, chipper/shredder vacuums and portable truck loaders. This exciting product line continues to bring diversity and strength to Minuteman by selling its products through, but not limited to, the janitorial and cleaning industries. Parker products are also offered to customers through lawn and garden, roofing and paving distribution channels. Parker products have been the choice of professional landscapers and discriminating consumers for well over a century. Parker's distinguished reputation in the market is well known and continues to add substantial value to Minuteman.

CAPTIONS PAGE 14:
Parker(R)
This year we're proud to announce that Minuteman Parker will update their colors to Minuteman International's elegant burgundy and gray.




1998 MINUTEMAN INTERNATIONAL FINANCIAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION RESULTS OF OPERATIONS EARNINGS
Net Income for the year 1998 was $3,332,000 or $.93 per share compared with $2,847,000 or $.80 per share for the year 1997.

Record net sales for 1998 represented an increase of 5.9% as compared to 1997 and was fueled by strong domestic dealer demand, as domestic sales increased 11% over the comparable period. Gross profit during 1998 increased as a percent to net sales to 32.0% from 30.8% in 1997. The positive effects of higher volume, combined with cost containment efforts and selective price increases made at the end of 1997 to compensate for vendor price increases, accounted primarily for this increase but were partially offset by the negative impact of product mix changes. Operating profits increased 18% due to these cost containment efforts in spite of increases in the cost of new product introductions and marketing initiatives aimed at gaining market share. The benefits received in other income in 1998 due to the gain recognized on the sale of our former Glendale, California warehouse facility during 1998, offset in part by interest expense incurred relative to the net asset purchase of AAR PowerBoss, accounted for the increase in other income compared to 1997.

The 1997 sales increase of 8.6%, as compared to 1996, was fueled by strong dealer demand both domestically and internationally. Response to our product introductions was strong as were sales across most product lines. 1997 margin as a percent to sales was approximately the same as 1996 in spite of the Company not having raised prices since early 1996, while having absorbed vendor price increases. Operating profits were adversely affected due to higher promotional expenses aimed at gaining market share and the costs associated with our establishing Multi-Clean as a separate division to handle our entire line of chemical cleaning products. The reorganization should improve profitability in the years to come. The benefits received in other income in 1996 due to the sale of the remaining portion of our former St. Paul manufacturing facility likewise contributed to this earnings decline, primarily accounting for the decrease in earnings per share from 1996.

SALES
Net sales increased 5.9% or $3,139,000 in 1998 compared to 1997. The Company's commercial product line, substantially all of which is domestically manufactured, increased $836,000 or 1.6% compared to 1997. This increase is due primarily to the favorable response to our product introductions, strong sales across most product lines and by strong sales to our North American dealer organization. These results were hampered by a decline in international business due primarily to the economic and currency turmoil experienced in the Pacific Rim. Sales of industrial products increased $ 2,303,000 in 1998 compared to 1997.

Net sales increased 8.6% or $4,226,000 in 1997 compared to 1996. The Company's commercial product line, substantially all of which is domestically manufactured, increased $4,532,000 or 9.5% compared to 1996. This increase is due primarily to the sales of new products, our continued expansion in overseas markets and by strong sales to our North American dealer organization.

GROSS PROFIT
Gross profit percentage for 1998 increased to 32.0% as compared with 30.8% in 1997 as the result of increased sales volume combined with the positive effects of selective price increases made at the end of 1997.

As a percent to net sales, 1997 gross profit was approximately the same as in 1996. The effects of higher volume were offset in part by the Company not having raised prices since early 1996 and absorbing vendor price increases.

SELLING EXPENSES
Selling expenses, as a percent to net sales, increased from 18.5% in 1997 to 18.7% in 1998. The increase resulted primarily from higher promotional expenses aimed at gaining market share and increased personnel expenses.

Selling expenses, as a percent to net sales, increased from 17.4% in 1996 to 18.5% in 1997. The increase resulted primarily from higher promotional expenses aimed at gaining market share, increased personnel expenses and the costs associated with our establishing Multi-Clean as a separate division to handle our entire line of chemical cleaning products.

GENERAL AND ADMINISTRATIVE EXPENSES
For 1998 these expenses increased 7.4% from 1997 due primarily to higher personnel expenses.

For 1997 these expenses increased 4.7% from 1996 due primarily to higher personnel expenses and professional fees.

OTHER INCOME
The Company's interest income decreased $21,000 in 1998 and $1,000 in 1997 due to lower investable funds.

In 1998 the Company incurred interest expense of $196,000 on short-term debt resulting primarily from purchases of inventory and capital expenditures as well as long-term debt resulting from the purchase of the net assets of AAR PowerBoss. In 1997 the Company incurred interest expense of $57,000 on short-term debt resulting primarily from purchases of inventory and capital expenditures.

In 1998 other income increased $293,000 due primarily to the gain recognized on the sale of our former Glendale, California warehouse facility in 1998. In 1997 other income decreased $379,000 due primarily to the gain recognized on the sale of the remaining portion of our former St. Paul manufacturing facility in 1996.

INCOME TAXES
The effective tax rate was 36.7%, 34.6% and 36.4% for 1998, 1997 and 1996, respectively. The increase in the 1998 rate is caused principally by reduced benefits received from our Foreign Sales Corporation during 1998. The decrease in the 1997 tax rate from 1996 is caused principally by lower state income taxes.

INFLATION
Inflation has not had a significant impact on the Company's business during the past three years.


FINANCIAL CONDITION
LIQUIDITY AND CAPITAL RESOURCES AND FINANCIAL POSITION
The Company had working capital of $28.4 million and $19.9 million at December 31, 1998 and 1997, respectively. This represented a current ratio of 5.6 and 7.2 for those years respectively.

Cash, cash equivalents and short-term investments represented 5.6% and 3.6% of this working capital at December 31, 1998 and 1997, respectively. This increase in 1998 was due to receipts of cash relative to the newly acquired receivables from AAR PowerBoss.

At December 31, 1998 and 1997, the Company had shareholders' equity of $30.8 million and $29.1 million, respectively, which when compared to total liabilities represented an equity to liability ratio of 1.5 and 8.5, respectively.

The Company has more than sufficient capital resources and is in a strong financial position to meet business and liquidity needs as they arise. The Company foresees no unusual future events that will materially change the aforementioned summarization.

MARKET RISK
The Company's earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Currently these earnings and foreign currency translation adjustments have not been material to the overall financial results of the Company.

The Company has also entered into an interest rate swap agreement to obtain a fixed interest rate on variable rate debt to reduce certain exposures to interest rate fluctuations. In the event that a counterparty fails to meet the terms of the interest rate swap agreement, the Company's exposure is limited to the interest rate differential. The Company manages the credit risk of counterparties by dealing only with institutions that the Company considers financially sound. The Company considers the risk of nonperformance to be remote.

YEAR 2000 READINESS DISCLOSURE
The Company is preparing for the impact of the arrival of the Year 2000 on its business, as well as on the businesses of its customers, suppliers and business partners. The "Year 2000 Issue" is a term used to describe the problems created by systems that are unable to accurately interpret dates after December 31, 1999. These problems are derived predominantly from the fact that many software programs have historically categorized the "year" in a two-digit format. The Year 2000 Issue creates potential risks for the Company, including potential problems in the Company's products as well as in the Information Technology ("IT") and non-IT systems that the Company uses in its business operation. The Company may also be exposed to risks from third parties with whom the Company interacts who fail to adequately address their own Year 2000 Issues.

THE COMPANY'S STATE OF READINESS
Beginning in late 1997, the Company began the process of reviewing all IT and non-IT systems, including Company products and internal operating systems for potential Year 2000 Issues. This assessment was completed in the second quarter of 1998. The Company determined that it would be required to modify or replace significant portions of its software so that its IT systems will function properly with respect to dates in the year 2000 and thereafter. The Company is utilizing both internal and external resources to reprogram, replace and test the software for Year 2000 modifications and anticipates completing the Year 2000 project no later than July 31, 1999, which is prior to any anticipated impact on its IT systems. The Company presently believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operations problems for its IT systems. The Company has determined it has little, if any, exposure to contingencies related to the Year 2000 Issue for non-IT systems and products it has sold.

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

THE COSTS TO ADDRESS THE COMPANY'S YEAR 2000 ISSUE
The total costs associated with the Company's Year 2000 remediation is not expected to be material to the Company's financial position or results of operations. These estimated total costs will be funded through operating cash flows.

THE RISKS OF THE COMPANY'S YEAR 2000 ISSUES
There can be no assurance that the Company will be completely successful in its efforts to address Year 2000 Issues. If some of the Company's IT systems or products are not Year 2000 compliant, the Company could suffer lost sales or other negative consequences, including, but not limited to, diversion of resources, damage to the Company's reputation, increased service and warranty costs and litigation, any of which could materially adversely affect the Company's business operations or financial statements.

The Company is also dependent on third parties such as its customers, suppliers, service providers and other business partners. If these or other third parties fail to adequately address Year 2000 Issues, the Company could experience a negative impact on its business operations or financial statements. For example, the failure of certain of the Company's principal suppliers to have Year 2000 compliant internal systems could impact the Company's ability to manufacture and/or ship its products or to maintain adequate inventory levels for production.

THE COMPANY'S CONTINGENCY PLANS
Although the Company has not yet developed a comprehensive contingency plan to address situations that may result if the Company or any of the third parties upon which the Company is dependent is unable to achieve Year 2000 readiness, the Company's Year 2000 compliance program is ongoing and its ultimate scope, as well as the consideration of contingency plans, will continue to be evaluated as new information becomes available.

CONSOLIDATED BALANCE SHEETS


                                                                                          December 31
                                                                               ----------------------------
                                                                                   1998            1997
                                                                               ------------    ------------
Assets
Current Assets
  Cash and cash equivalents                                                    $  1,590,000    $    564,000
  Short-term investments                                                              1,000         158,000
  Accounts receivable, less allowances of
     $721,000 in 1998 and $328,000 in 1997                                       14,725,000       9,961,000
  Due from affiliates                                                               308,000         447,000
  Inventories                                                                    17,339,000      11,396,000
  Prepaid expenses                                                                  187,000          86,000
  Refundable income taxes                                                           111,000
  Deferred income taxes                                                             320,000         500,000
                                                                               ------------    ------------
     Total Current Assets                                                        34,581,000      23,112,000

Property, Plant and Equipment
  Land                                                                              820,000         867,000
  Building and improvements                                                       5,983,000       6,112,000
  Machinery and equipment                                                        10,548,000       9,270,000
  Office furniture and equipment                                                  2,833,000       2,012,000
  Transportation equipment                                                        1,191,000       1,092,000
                                                                               ------------    ------------
                                                                                 21,375,000      19,353,000
  Accumulated depreciation                                                      (11,423,000)    (10,179,000)
                                                                               ------------    ------------
                                                                                  9,952,000       9,174,000
Intangible Assets - Net of Amortization                                           6,137,000         207,000
                                                                               ------------    ------------
                                                                               $ 50,670,000    $ 32,493,000
                                                                               ============    ============

Liabilities and Shareholders' Equity
Current Liabilities
  Accounts payable                                                             $  3,269,000    $  1,312,000
  Accrued expenses                                                                2,952,000       1,802,000
  Income taxes payable                                                                               97,000
                                                                               ------------    ------------
     Total Current Liabilities                                                    6,221,000       3,211,000

Long-Term Debt                                                                   13,500,000
Deferred Income Taxes                                                               175,000         200,000
Shareholders' Equity
  Common stock, no-par value
  Authorized shares - 10,000,000
  Issued and outstanding shares -
     3,568,385 in 1998 and 1997                                                   6,396,000       6,396,000
  Retained earnings                                                              24,624,000      22,862,000
  Cumulative foreign currency translation adjustments                              (246,000)       (176,000)
                                                                               ------------    ------------
                                                                                 30,774,000      29,082,000
                                                                               ------------    ------------
                                                                               $ 50,670,000    $ 32,493,000
                                                                               ============    ============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME


                                                              Year Ended December 31
                                                 ---------------------------------------------
                                                      1998            1997            1996
                                                 -------------    ------------    ------------
Net sales                                         $ 56,485,000    $ 53,346,000    $ 49,120,000
Cost of sales                                       38,438,000      36,917,000      33,932,000
                                                  ------------    ------------    ------------
   Gross profit                                     18,047,000      16,429,000      15,188,000
Operating expenses
   Selling                                          10,548,000       9,869,000       8,548,000
   General and administrative                        2,482,000       2,310,000       2,207,000
                                                  ------------    ------------    ------------
     Operating expenses                             13,030,000      12,179,000      10,755,000
                                                  ------------    ------------    ------------
     Income From Operations                          5,017,000       4,250,000       4,433,000
Other income
   Interest income                                      32,000          53,000          54,000
   Interest expense                                   (196,000)        (57,000)
   Other - net                                         400,000         107,000         486,000
                                                  ------------    ------------    ------------
     Other income                                      236,000         103,000         540,000
                                                  ------------    ------------    ------------
     Income Before Income Taxes                      5,253,000       4,353,000       4,973,000
Provision (credit) for income taxes
   Current                                           1,766,000       1,566,000       1,882,000
   Deferred                                            155,000         (60,000)        (70,000)
                                                  ------------    ------------    ------------
     Provision For Income Taxes                      1,921,000       1,506,000       1,812,000
                                                  ------------    ------------    ------------
     Net Income                                   $  3,332,000    $  2,847,000    $  3,161,000
                                                  ============    ============    ============
Net income per common share - basic and diluted   $        .93    $        .80    $        .89
                                                  ============    ============    ============


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                           Years Ended December 31, 1996, 1997 and 1998
                                              ---------------------------------------------------------------------
                                                                                         Cumulative
                                                    Common Stock                           Foreign
                                              -------------------------                   Currency
                                              Number of                     Retained     Translation
                                               Shares        Amount         Earnings     Adjustments      Total
                                             ----------    -----------    -----------    -----------   ------------
Balance at January 1, 1996                    3,568,385    $ 6,396,000    $19,851,000   $  (122,000)   $26,125,000
     Dividends (.40 per share)                                             (1,427,000)                  (1,427,000)
     Net income                                                             3,161,000                    3,161,000
     Translation adjustment                                                                  (5,000)        (5,000)
                                                                                                       -----------
     Comprehensive income                                                                                3,156,000
                                             ----------    -----------    -----------   -----------    -----------
Balance at December 31, 1996                  3,568,385      6,396,000     21,585,000      (127,000)    27,854,000
     Dividends (.44 per share)                                             (1,570,000)                  (1,570,000)
     Net income                                                             2,847,000                    2,847,000
     Translation adjustment                                                                 (49,000)       (49,000)
                                                                                                       -----------
     Comprehensive income                                                                                2,798,000
                                             ----------    -----------    -----------   -----------    -----------
Balance at December 31, 1997                  3,568,385      6,396,000     22,862,000      (176,000)    29,082,000
     Dividends (.44 per share)                                             (1,570,000)                  (1,570,000)
     Net income                                                             3,332,000                    3,332,000
     Translation adjustment                                                                 (70,000)       (70,000)
                                                                                                       -----------
     Comprehensive income                                                                                3,262,000
                                             ----------    -----------    -----------   -----------    -----------
Balance at December 31, 1998                  3,568,385    $ 6,396,000    $24,624,000   $  (246,000)   $30,774,000
                                             ==========    ===========    ===========   ===========    ===========



See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                             Year Ended December 31
                                                                                --------------------------------------------
                                                                                    1998            1997           1996
                                                                                ------------    ------------    ------------
Operating Activities
  Net income                                                                    $  3,332,000    $  2,847,000    $  3,161,000
  Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization                                               1,586,000       1,435,000       1,317,000
       Deferred income taxes (credit)                                                155,000         (60,000)        (70,000)
       Other                                                                         (70,000)        (49,000)         (5,000)
  Changes in operating assets and liabilities,
    net of effect of AAR PowerBoss acquisition:
       Accounts receivable and due from affiliates                                (2,691,000)     (1,095,000)     (1,093,000)
       Inventories                                                                (1,056,000)     (2,805,000)      1,966,000
       Prepaid expenses and refundable income taxes                                 (142,000)         52,000         (38,000)
       Accounts payable, accrued expenses and income taxes                         1,126,000         297,000        (261,000)
                                                                                ------------    ------------    ------------
             Net Cash Provided by Operating Activities                             2,240,000         622,000       4,977,000
Investing Activities
  Purchase of AAR PowerBoss                                                      (11,631,000)
  Purchases of property, plant and equipment, net                                 (1,670,000)     (1,946,000)     (1,004,000)
  Purchases of short-term investments                                                                             (1,883,000)
  Maturities of short-term investments                                               157,000       1,983,000
                                                                                ------------    ------------    ------------
             Net Cash Provided by (used in) Investing Activities                 (13,144,000)         37,000      (2,887,000)
Financing Activities
  Proceeds from long-term debt                                                    13,500,000
  Dividends paid                                                                  (1,570,000)     (1,570,000)     (1,427,000)
                                                                                ------------    ------------    ------------
       Net Cash Provided by (used in) Financing Activities                        11,930,000      (1,570,000)     (1,427,000)
                                                                                ------------    ------------    ------------
       Increase (Decrease) in Cash and Cash Equivalents                            1,026,000        (911,000)        663,000
Cash and Cash Equivalents at Beginning of Year                                       564,000       1,475,000         812,000
                                                                                ------------    ------------    ------------
Cash and Cash Equivalents at End of Year                                        $  1,590,000    $    564,000    $  1,475,000
                                                                                ============    ============    ============



See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - BUSINESS INFORMATION
Minuteman International, Inc. (the "Company") operates primarily in one business segment, which consists of the development, manufacture and marketing of commercial and industrial floor maintenance equipment and related products. The Company sells to a multitude of regional, national and international customers, primarily within the sanitary supply industry. No single customer accounted for more than ten percent of net sales in 1998, 1997 or 1996.

The Company sells to affiliated (see Note H) and unaffiliated customers in foreign countries. For 1998, 1997, and 1996, these sales aggregated $10,642,000, $12,062,000 and $11,173,000, respectively, and were principally to customers in Canada, the Pacific Rim, the Middle East, Europe, and Latin America.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company (an Illinois corporation) and its wholly-owned subsidiaries, Multi-Clean, Minuteman PowerBoss, Inc., Minuteman Canada, Inc., Minuteman European B.V. and Minuteman International Foreign Sales Corporation. Significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORIES
Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method for a majority (1998-56%, 1997-77%) of inventories and the first-in, first-out (FIFO) method for the remainder. Inventories at December 31, 1998 and 1997 consist of the following:


                                  1998           1997
                             ------------    ------------
Inventories at FIFO cost:
Finished goods               $  7,539,000    $  4,361,000
Work in process                 8,257,000       7,983,000
Raw materials                   4,552,000       1,079,000
                             ------------    ------------
                               20,348,000      13,423,000
Less LIFO & other reserves     (3,009,000)     (2,027,000)
                             ------------    ------------
 Total Inventories           $ 17,339,000    $ 11,396,000
                             ============    ============

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated on the basis of cost. Depreciation is computed by both the straight line and accelerated methods for financial reporting purposes and by the accelerated method for tax purposes.

INTANGIBLE ASSETS
The Company has classified as intangible assets the cost in excess of the fair value of net assets of businesses acquired. Amortization is computed on a straight line basis over twenty years.

INCOME TAXES
Income taxes have been provided using the liability method. Under this method deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NET INCOME PER COMMON SHARE
Net income per common share is based on the weighted average number of common shares outstanding during each year (3,568,385 in 1998, 1997 and 1996). Basic and fully diluted earnings per share are the same amounts.

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

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses for 1998, 1997 and 1996, approximated $1,118,000, $1,102,000 and $1,146,000 respectively.

NEW ACCOUNTING PRONOUNCEMENTS
In June, 1998, the Financial Accounting Standards Board issued Statement
No. 133, "Accounting for Derivative Instruments and Hedging Activities", which is required to be adopted in years beginning after June 15, 1999. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" in 1998 which changes the way companies report information about its operating segments. As mentioned in Note A, the Company operates as one business segment so the effect of this adoption is minimal.

Effective October 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"), which establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption had no impact on the Company's net income or shareholders' equity. SFAS 130 requires currency translation adjustments, which prior to adoption were reported separately in shareholders' equity, to be included in comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of SFAS 130.

NOTE C - ACQUISITION
On November 23, 1998, the Company entered into an Asset Purchase Agreement with AAR PowerBoss Inc. ("PowerBoss"), for the acquisition of substantially all of the net assets and assumption of certain liabilities of PowerBoss. PowerBoss designs, manufactures, and repairs ride-on and walk-behind sweepers and scrubbers for floor and carpet care for use in industrial applications. The cash purchase price, (subject to a purchase price adjustment), including related acquisition costs, was $11,631,000. The acquisition was accounted for as a purchase. Accordingly, the assets and liabilities of the acquired business are included in the Consolidated Balance Sheet at December 31, 1998. The results of PowerBoss's operations are included in the Consolidated Statements of Income from the date of acquisition until December 31, 1998, but were not significant. The acquisition was financed with borrowed funds from the long-term debt agreement entered into on November 18, 1998 (see Note D). The aggregate consideration has been allocated to the assets of PowerBoss based upon their respective fair market values. The excess of the purchase price over the fair value of the net assets acquired (intangible assets) in 1998 approximated $5,950,000 and is being amortized over 20 years. The unaudited pro forma combined historical results, as if PowerBoss had been acquired at the beginning of the years 1998 and 1997 respectively, are estimated to be:


                     1998          1997
                 -----------   -----------
Net sales        $74,891,000   $76,105,000
Net income         2,687,000     2,526,000
Net income per
  common share   $       .75   $       .71


These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated or which may result in the future.

NOTE D - DEBT
SHORT TERM DEBT
The Company entered into unsecured Line of Credit arrangements for short-term debt with financial institutions which expire in May, 1999 and November, 1999. Under the terms of these agreements the Company may borrow up to $10 million on terms mutually agreeable to the Company and each financial institution. There are no requirements for compensating balances or restrictions of any kind involved in this arrangement. At December 31, 1998 and 1997 there were no borrowings outstanding.

LONG TERM DEBT
The Company financed the PowerBoss acquisition (See Note C) by entering into a term loan agreement with a financial institution on November 18, 1998 for $13,500,000. This unsecured credit facility provides for an interest rate at LIBOR plus an applicable margin based upon the ratio of debt outstanding to the Company's earnings before interest, taxes, depreciation and amortization and ranges from .70% to 1.15%. The margin rate on this debt at December 31, 1998 was
 .80% (see Note F). The Company agreed to maintain certain minimum financial ratios. Maturities of long term debt are as follows:

               Due 1999               $      --
               2000                     1,500,000
               2001                     1,500,000
               2002                     1,500,000
               2003                     1,500,000
               2004 and thereafter      7,500,000
                                      -----------
               Total                  $13,500,000
                                      ===========


Interest paid for short-term and long-term debt obligations in 1998, 1997 and 1996 was $110,000, $57,000 and $0, respectively.

NOTE E - INCOME TAXES
Deferred income taxes primarily relate to temporary differences in the recognition of depreciation expense and other accrued expenses for financial reporting and income tax purposes. The temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that result in significant amounts of deferred taxes in the consolidated balance sheets at December 31, 1998 and 1997 are as follows:


        Deferred Tax Asset (Liability)


                                        December 31
                                   ----------------------
                                       1998       1997
                                   ---------    ---------
Accounts receivable allowance      $ 108,000    $ 108,000
Property, plant & equipment tax
  depreciation in excess of book    (175,000)    (200,000)
Accrued expenses & other             212,000      392,000
                                   ---------    ---------
                                   $ 145,000    $ 300,000
                                   =========    =========


The effective income tax rate on income taxes differed from the Federal statutory rate as follows:


                                         1998       1997       1996
                                         ----       ----       ----
Federal statutory rate                   34.0%      34.0%      34.0%
State income taxes, net
   of Federal tax benefit                 3.1        3.7        4.6
Foreign Sales
   Corporation benefit                   (1.5)      (2.4)      (2.1)
Research and Development Tax Credits      (.3)       (.6)       (.6)
Other, net                                1.4        (.1)        .5
                                         ----       ----       ----
                                         36.7%      34.6%      36.4%
                                         ====       ====       ====


The Company paid income taxes of $1,975,000, $1,592,000 and $1,933,000 in 1998,
1997 and 1996, respectively. State income taxes amounted to $315,000, $294,000 and $344,000 for 1998, 1997 and 1996, respectively. Foreign income taxes amounted to ($100,000), $21,000 and $22,000 for 1998, 1997 and 1996,
respectively.

NOTE F - FINANCIAL INSTRUMENTS
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and trade receivables. The Company places its cash equivalents with high credit quality financial institutions, which are Federally insured up to prescribed limits. However, the amount of cash equivalents at any one institution may exceed the Federally insured prescribed limits. Concentrations of credit risks with regard to trade receivables are limited due to the large number of customers comprising the Company's customer base. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when incurred, have been within the range of management expectations.

In 1998, the Company entered into an interest rate swap agreement to obtain a fixed interest rate on variable rate debt and reduce certain exposures to interest rate fluctuations. At December 31, 1998, the Company had interest rate swaps with a notional amount of $13,500,000. The swaps will terminate on the same basis as the long-term debt repayment schedule ending November, 2005 (See Note D). The swaps result in fixed rate payments at an effective interest rate of 6.20%. Variable rate payments are based on LIBOR interest rate plus an applicable margin (See Note D).

Interest rate differentials paid or received under this agreement are recognized as an adjustment to interest expense. The Company does not hold or issue interest rate swap agreements for trading purposes.

In the event that a counterparty fails to meet the terms of the interest rate swap agreement, the Company's exposure is limited to the interest rate differential. The Company manages the credit risk of counterparties by dealing only with institutions that the Company considers financially sound. The Company considers the risk of nonperformance to be remote. The net carrying amounts and fair values of the Company's financial instruments are approximately the same.

NOTE G - LEASE COMMITMENTS
The Company and its subsidiaries lease certain manufacturing, warehousing and other facilities and equipment. The leases generally provide for the lessee to pay taxes, maintenance, insurance and certain other operating costs of the leased property. The leases on most of the properties contain renewal provisions. The following is a summary of future minimum payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1998:


1999    $  486,000
2000       445,000
2001       322,000
2002       124,000
2003         5,000
        ----------
        $1,382,000
        ==========


Rental expense for operating leases amounted to $219,000, $128,000 and $105,000, in 1998, 1997 and 1996, respectively.

NOTE H - RELATED PARTY TRANSACTIONS
Hako-Werke GmbH & Co. (a German corporation) owns 69.0% of the outstanding common stock of the Company through a subsidiary.

The Company purchased inventories of approximately $46,000, $58,000 and $198,000 from Hako-Werke in 1998, 1997 and 1996, respectively. Amounts due to Hako-Werke, which relate to these purchases, are due within 90 days from the date of shipment.

The Company sold approximately $1,403,000, $1,968,000 and $1,807,000 of merchandise to Hako-Werke and certain of its subsidiaries during 1998, 1997 and 1996, respectively. Amounts due from affiliates, which relate to these sales, are due within 90 days from the date of sale.

NOTE I - EMPLOYEE BENEFIT PLANS
The Company maintains a participatory defined contribution plan for substantially all employees under Section 401(a) of the Internal Revenue Code. In addition to a discretionary contribution, the Company also matches employee contributions based upon a formula up to a specified maximum. Contributions to the plan and related expense were $284,000, $268,000 and $237,000 for the years ended 1998, 1997 and 1996 respectively.

NOTE J - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following is a summary of the quarterly results of operations for the years ended December 31, 1998 and 1997:

                                   Three Months Ended
                              ---------------------------
                                March   June    September   December
                                 31       30       30          31
                              -------   -------   -------   --------
                         (Thousands of dollars, except per share data)
1998
Net Sales                     $15,101   $14,485   $13,962   $12,937
Gross profit                    4,941     4,753     4,350     4,003
Net income                        901       930       954       547
Net income per common share   $   .25   $   .26   $   .27   $   .15
1997
Net sales                     $14,094   $14,003   $13,316   $11,933
Gross profit                    4,362     4,568     4,015     3,484
Net income                        748       858       640       601
Net income per common share   $   .21   $   .24   $   .18   $   .17

Fourth quarter adjustments, primarily related to inventories, resulted in an increase in net income and net income per common share of $55,000 or $.02 per share, respectively in 1998 and $53,000 or $.01 per share, respectively in 1997.


MARKETS FOR THE COMPANY'S SECURITIES AND RELATED MATTERS
On March 1, 1999 the last reported sales price of the common stock on the NASDAQ systems was $12 15/16. The approximate number of holders of common stock was 1100.

Since 1988 the Board of Directors has declared regular quarterly dividends and the fourth quarter dividend in 1998 represents the forty-first consecutive dividend paid to shareholders. Future dividend policy will be determined by the Board of Directors in light of prevailing financial needs and earnings of the Company and other relevant factors.

The common stock of Minuteman International, Inc. is quoted on The Nasdaq Stock Market and its trading symbol is "MMAN". The following tables set forth for 1998 and 1997 the range of bid prices for the Company's common stock as reported in the NASDAQ systems for the period indicated:


                                               Dividends
                      High           Low       Per Share
                     ------        ------      ---------
1998
1st Quarter          10 3/4         9 7/8      $    .11
2nd Quarter          11 3/4        10          $    .11
3rd Quarter          11 3/4        10 3/8      $    .11
4th Quarter          12 3/4         9 5/8      $    .11
1997
1st Quarter          10 1/4         8          $    .11
2nd Quarter           9 1/4         8 1/4      $    .11
3rd Quarter          11             8 3/4      $    .11
4th Quarter          11 3/4        10          $    .11

SELECTED CONSOLIDATED FINANCIAL DATA
See "Management's Discussion and Analysis of Results of Operations and Financial Condition", and "Notes to Consolidated Financial Statements"


                                                                          Year Ended December 31,
                                              ---------------------------------------------------------------------
                                                  1998           1997           1996          1995          1994
                                              -----------    -----------    -----------   -----------   -----------
                                                                (In thousands, except share and per share data)

Income Statement Data
        Net sales                             $    56,485    $    53,346    $    49,120   $    46,300   $    41,518
        Cost of sales                              38,438         36,917         33,932        31,957        27,540
                                              -----------    -----------    -----------   -----------   -----------
           Gross profit                            18,047         16,429         15,188        14,343        13,978
        Selling expenses                           10,548          9,869          8,548         8,431         7,675
        General and administrative expenses         2,482          2,310          2,207         1,920         2,024
                                              -----------    -----------    -----------   -----------   -----------
           Income from operations                   5,017          4,250          4,433         3,992         4,279
        Interest income (expense), net               (164)            (4)            54            30            99
        Other, net                                    400            107            486            82           737
                                              -----------    -----------    -----------   -----------   -----------
           Income before income taxes               5,253          4,353          4,973         4,104         5,115
        Income tax expense                          1,921          1,506          1,812         1,280         1,912
                                              -----------    -----------    -----------   -----------   -----------
           Net income                         $     3,332    $     2,847    $     3,161   $     2,824   $     3,203
                                              ===========    ===========    ===========   ===========   ===========
Per Share Data
        Cash dividends                        $       .44    $       .44    $       .40   $       .40   $       .34
        Net income per common share                   .93            .80            .89           .79           .90
        Weighted average number of shares
           outstanding                          3,568,385      3,568,385      3,568,385     3,568,385     3,568,385
Balance Sheet Data
        Working capital                       $    28,360    $    19,901    $    19,184   $    17,142   $    17,207
        Total assets                               50,670         32,493         30,968        29,500        28,067
        Shareholders' equity                       30,774         29,082         27,854        26,125        24,699

REPORT OF INDEPENDENT AUDITORS
To the Shareholders of Minuteman International, Inc.
We have audited the accompanying consolidated balance sheets of Minuteman International, Inc. and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minuteman International, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

ERNST & YOUNG LLP
Chicago, Illinois
February 12, 1999



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


Thomas J. Nolan
Chief Financial Officer,
Secretary & Treasurer

Jerome E. Rau
President, Chief Executive Officer

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
1-800-288-9541 Shareholders Information
1-800-231-5469 TDD (Telecommunications Device for the Deaf)

STOCK LISTING
Traded over-the-counter on The Nasdaq Stock Market under the symbol "MMAN"

ANNUAL MEETING
April 20, 1999 at 10:00 a.m.
at LaSalle National Bank
135 South LaSalle Street
Forty-third Floor
Conference Room ABC
Chicago, Illinois  60603

FORM 10-K
Minuteman International, Inc. will send
a copy of its Form 10-K report for fiscal
1998 as filed with the Securities and
Exchange Commission upon written
request to Thomas J. Nolan, Chief
Financial Officer, at the corporate office.


LOCATIONS
CORPORATE OFFICES AND WORLD HEADQUARTERS
Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois  60101
(630) 627-6900

MANUFACTURING FACILITIES
Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois  60101
(630) 627-6900

Minuteman International, Inc.
14N845 U.S. Route 20
Hampshire, Illinois  60140
(847) 683-5210

Minuteman/PowerBoss, Inc.
175 Anderson Street
Aberdeen, North Carolina  28315
(910) 944-2105

Multi-Clean,
Division of Minuteman
International, Inc.
600 Cardigan Road
Shoreview, Minnesota 55126
(651) 481-1900

SALES OFFICES
UNITED STATES
Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois  60101
(630) 627-6900

Parker Sweeper
111 South Rohlwing Road
Addison, Illinois  60101
(630) 627-6900

Minuteman/PowerBoss
1190 North Villa Avenue
Villa Park, Illinois  60181
(630) 530-0007

Minuteman/PowerBoss
27223 North Line
Taylor, Michigan 48180
(734) 941-5662

CANADA
Minuteman Canada, Inc.
2210 Drew Road
Mississauga, Ontario
Canada L5S 1B1
(905) 673-3222
FAX: (905) 673-5161

EUROPE
Minuteman European B.V.
Haver Straat 31
2153 GB Nieuw-Vennep
The Netherlands
(31) 252-623000
FAX: (31) 252-623001

BOARD OF DIRECTORS
Jerome E. Rau
President &
Chief Executive Officer Minuteman International, Inc.

Tyll Necker
Chief Executive Officer
Hako-Werke International
GmbH & Co.

Frederick W. Hohage
President
BSH Home Appliances
A Subsidiary of
Robert Bosch Corporation,
Sales Group

James C. Schrader, Jr.
President
Precision Enterprises, Ltd.

Frank R. Reynolds
Attorney
Law Offices of Reynolds
& Reynolds, Ltd.




MINUTEMAN FACTS... MINUTEMAN MAINTAINS AN EXCEPTIONAL, SEASONED MANAGEMENT TEAM.



MINUTEMAN INTERNATIONAL, INC.
111 SOUTH ROHLWING ROAD
ADDISON, ILLINOIS  60101
TELEPHONE: (630) 627-6900
WWW.MINUTEMANINTL.COM