Form 10-K, Exhibit 13
period 1999-12-31
MINUTEMAN INTERNATIONAL INC
filed 2000-03-15
CIK 810876

                                                                      EXHIBIT 13


1999 Minuteman Annual Report
"Total Solutions"

Contents
From the Chairman of the Board                             2
PowerBoss Profitable for First Time                        4
Front Runner Propels Industry                            4-7
Visionary Products Expand the Horizon                      8
Total Solutions Minuteman's Full Line                   9-11
Multi-Clean Dazzles                                       12
Minuteman Parker                                       12-13
Financial Report                                          14
Locations and Corporate Information                       25


Mission Statement

A Steadfast Commitment to Our Customers.

The core of Minuteman International is anchored by a single, straightforward vision to deliver exceptional floor cleaning equipment and chemicals combined with a single-minded focus to anticipate and answer our customers' needs. Answering those needs is just the beginning of a performance-driven philosophy to help our distributors maximize profit and provide outstanding service, products and training to each Minuteman customer. That philosophy is combined with the ongoing development of new and more cost effective methods of manufacturing and product design to keep our customers on the leading edge of floor care technology into the next century.

Minuteman's record sales are driven by Total Solutions approach to servicing customers including:

- One of the industry's deepest, most varied lines of commercial and industrial floor, carpet, lawn-care equipment and chemicals in the market
-        Long-held stable customer relationships
-        Innovative cost controls
-        Targeted marketing and aggressive promotions
-        Exceptional customer service
-        State-of-the-art technology
-        Visionary management

This dynamic market position propels Minuteman into the new Millennium with confidence and a vigilant determination to remain the front runner of the industry.

Multi-Clean's UV-22 Dazzles the ISSA Show.

"People wanted to touch the floor" Mike Rau, Vice-President, Multi-Clean.

Multi-Clean's revolutionary Ultra Violet Single Floor Coat System for tile, wood and concrete dazzled the ISSA Show for the second year in a row. As distributors clamor to establish themselves as an exclusive distributor of the new UV-22, Multi-Clean and Minuteman International continue to create new opportunities through stunning and innovative new products.

Successful Integration of Powerboss Yields Profit in First Year. Minuteman's successful integration of Powerboss showed profits in the first year after acquisition of the North Carolina company. Effective integration was possible through operational restructuring as well as skillful blending with Minuteman's purchasing, production, sales and marketing programs.

From the Chairman of the Board

Dear Shareholders:

What better news can I tell you than that Minuteman International had another record year, both for sales and earnings, in 1999. The principal source of the revenue gain was provided by the PowerBoss subsidiary. This maker of industrial floor-care equipment that we acquired in November of 1998 contributed 12 months of sales in 1999 versus only one month in the prior year. This division yielded a profit in its first year as a Minuteman operating unit. PowerBoss's rider industrial equipment has certainly added a new dimension to Minuteman's operations, but we should not overlook the excellent performance of our North American dealers for their support of our Minuteman walk-behind commercial products throughout 1999. For the year, net income was up 20.3% to the highest profit in our 19-year history. It also was the first time our earnings per share have exceeded one dollar, reaching $1.12 per share. Sales rose 34.7%, putting us above $76 million, a level that seemed so far away only a short time ago.

The more we assimilated PowerBoss, the more efficient operations became, so that by the fourth quarter, our gross-profit margin expanded to 32.8% of sales compared with 30.9% for the final three months of 1998 and our net margin for the 1999 quarter was 6.7% versus 4.2% for the like period a year ago. On the subject of profitability, operating income was up 34.8 percent for the year but, as a percent of sales, held level at 8.9 percent. Selling expenses were lower proportionately than last year owing to the higher volume and despite generous outlays for personnel and promotional expenses. But administrative costs rose sharply (60.7 percent) due primarily to higher professional fees related to the successful settlement of patent litigation as well as incremental expenses attributable to the operation of PowerBoss in 1999. Interest expense also was higher in 1999 from debt incurred in conjunction with the PowerBoss acquisition.

The Minuteman brand of commercial floor cleaning and polishing machines enjoyed a banner year as domestic dealers exhibited their customary strong demand. This was aided importantly by recent additions to the company's ever-expanding product line. Among the newest products, a 38-inch riding floor scrubber that is the company's widest model ever and the Kleen Sweep 45, a compact rider sweeper designed for narrow spaces at a price affordable for small businesses, were particular standouts. The successful integration of PowerBoss affords the company an opportunity to cross-sell many Minuteman commercial products into PowerBoss' industrial marketplace, and vice-versa. Its addition gives Minuteman unchallenged product breadth and depth, from rider and walk-behind equipment to backpack and handheld devices. And unification with Minuteman's purchasing, production, sales and marketing programs will leverage savings. But it's not a one-way street. For example, production of Minuteman's 38-inch scrubber was moved to the PowerBoss plant because that facility was better equipped to handle larger, rider-operated equipment. Multi-Clean chemical sales increased an impressive 16 percent in 1999. Multi-Clean's Ultra Violet Single Floor Coat System dazzled the International Sanitary Supply Association trade show for the second year in a row. Initial shipments just began in September of 1999.

And Minuteman Parker's century-old lawn care equipment division further extends our company's total solutions reputation and our position as the front runner in the sanitary cleaning industry. International sales rebounded from 1998, when economic and currency turmoil in the Pacific Rim depressed overseas volume. Minuteman European, entering its third year of operation from its base in the Netherlands, now provides European customers with timely delivery of CE-approved machines. Minuteman's marketing programs will also strengthen and invigorate the PowerBoss line in the marketplace. The company's financial condition also strengthened by the end of 1999, Minuteman's net worth increased more that 8 percent to $33.3 million, a book value of $9.32 per share, roughly equivalent to our share price. Working capital reached $30.3 million, up $1.9 million from last year, representing a current ratio of 4.7 to 1. Meeting arising needs is a sign of good management but targeting actions that will accelerate the company's growth is aggressive management. This latter approach requires that we conserve and allocate our cash wisely. So let me discuss a change we are making in our dividend policy. Management has elected to reduce the amount of the dividend payment, to seven cents per share from 11 cents per share previously, despite the higher profitability, in order to use those funds more productively for the growth of the company.

We have concluded that a lower dividend should create greater shareholder value for investors. Specifically, we plan to spend some of those retained earnings for debt reduction to realize savings on interest payments. The company's debt increased substantially in late 1998 when we acquired PowerBoss. Consequently, interest expense in 1999 was $863,000 compared with only $196,000 for 1998.

Other uses of funds we foresee to stimulate earnings growth include, possibly, selected acquisitions, capital spending to achieve greater efficiency, the development of new products and expanding the company's market penetration, both here and abroad. The Company will make its new dividend payment of seven cents per share on May 15, 2000 to shareholders of record May 1, 2000. We hope you will appreciate our purpose in trying to increase the total return from your investment in Minuteman International. For 2000, we see another year of progress.

Among the positive factors in our outlook are:

- Continuing growth and still greater efficiency at PowerBoss as we cross-sell into complimentary markets and further integrate the acquired company,
- Higher sales for Minuteman products led by new product introductions and dynamic promotions,
-    More-of-the-same success for hard-charging Multi-Clean and
-    Minuteman European capitalizing on an improving international economy.

Sincerely,
Jerome E. Rau,
Chairman of the Board and Chief Executive Officer

March 15, 2000

Gregory J. Rau Slated As New Minuteman President

In a planned management succession, Gregory J. Rau assumed the offices of President and Chief Operating Officer effective January 15, 2000. Jerome E. Rau, will remain as Chairman of the Board and continue as Chief Executive Officer. Greg held the position of Executive Vice President of Minuteman since August 1997. His 16 year career with Minuteman began in 1983 primarily in the sales arena and offered Greg a wide-ranging view of customers, industry matters, the technology of the product line and the interpretation of key financial and statistical statements.

"Imagine any facility grocery store, school, hospital, office building and visualize any floor surface, indoor or outdoor. Minuteman has the floor care equipment and chemicals to do the job. We call it Total Solutions for all applications." Greg Rau, President and COO, Minuteman International Minuteman International Intuitive, Customer-Focused Front Runner Propels Industry.

Total Solutions Total Applications Minuteman's Total Solutions approach yields 35% sales growth worldwide. Minuteman continues a trend to capture an increasingly greater share of the marketplace with a solid 35% growth in sales worldwide. This solid, controlled growth is significant because it represents a "Total Solutions" approach to customer cleaning needs through the well-planned development of a deep and broad product line unlike any other in the Sanitary Cleaning industry. Total Solutions means that Minuteman customers with any floor type, indoor or outdoor, can find floor care equipment and chemicals perfectly suited to their individual cleaning needs. Intuitive products combined with a knowledgeable sales and engineering staff that listens carefully to customers and responds with a solution, will continue to bolster Minuteman's position as the front runner poised to lead a competitive industry into the next decade. Competitive Advantages Solidify Minuteman's Position as a Market Leader Unchallenged product breadth and depth. Minuteman's unusual product breadth is marked by the greatest variety of commercial and industrial floor, carpet and lawn care equipment for both indoor and outdoor floor surfaces in the industry. From rider and walk behind equipment to backpack and handheld devices, Minuteman continues to be an easy front runner when meeting customer cleaning needs. The depth of each product line is among the deepest in the industry offering customers a wide variety of sizes, price options and function selection.

PowerBoss Profitable for the first time in company history. Minuteman's effective integration of PowerBoss revealed profits in the first year after acquisition of the North Carolina company. PowerBoss rider-operated industrial floor/surface maintenance equipment differs from Minuteman's machines, which are traditional walk-behind commercial units. The effective integration of PowerBoss offers Minuteman greater visibility and expansion opportunities into new distribution channels such as industrial markets.

In 1999, the new industrial floor care equipment allowed the company to cross-sell many Minuteman products into the PowerBoss market and vice versa. In addition, successful integration was possible through operational restructuring as well as unification with Minuteman's purchasing, production, sales and marketing programs. For example, PowerBoss billing, parts and inventory control was transferred to Minuteman's time-tested computer tracking system. This made tracking, ordering, shipping and purchasing analysis more efficient and timely. Combined purchasing with Minuteman increased volume and therefore offered greater economies of scale. Quality control assurances were shifted to Minuteman's existing high quality control standards in all areas including engineering, production and transportation.

In addition to quality control enhancements, Minuteman was able to utilize the strengths of both the Minuteman and the PowerBoss manufacturing facilities to provide the most cost effective method of manufacturing specific pieces of floor cleaning equipment. For example, production of Minuteman's 3800 rider scrubber was moved to the PowerBoss plant because the facility was better equipped to handle larger, rider-operated equipment. In addition, the acquired company was streamlined to procedurally comply with Minuteman's proven operations system.

Everywhere you are, we've probably cleaned there. Visit a commercial or industrial facility. Imagine any floor or upholstery surface. Minuteman has probably been there. Follow our simple chart to fully understand the depth and breadth of Minuteman's total cleaning solutions for customers.

Total Cleaning Solutions
Example: Discount Store

Floor Type             Floor Care Equipment               Chemical
Terrazzo               320 Automatic Scrubber             Decade 90
Tile                   Mirage Propane Burnisher           Ultra Brite
                                                          Ultra Violet Coating

Employee Lounge        MPV-Vacuum and                     Carpet Spotting Kit
Carpeted               Gotcha-Portable Extractor          and Extraction Shampoo
Restroom Floor         170 Automatic Scrubber with        Ful Trole
                       Patented Off-Aisle Scrub Wand      Disinfectant/Cleaner
--------------------------------------------------------------------------------
Parking Lot            Power Boss

                       Armadillo Sweeper
--------------------------------------------------------------------------------
Sidewalks              Parker Vac-35 Litter Vacuum

"Technical knowledge, relationship building, a global focus and energy, will determine which competitors will dominate our markets. Minuteman is in a dominant position today and I intend to see that position of superiority extend in the years ahead." Greg Rau, President and COO, Minuteman International Superior, Creative People Getting it right for the customer, every time. From the beginning, one of Minuteman's most important competitive advantages has been superior people who are measured by their creativity, dedication, performance, vision, management finesse and commitment to getting it right, every time, for the customer. Each team member brings a quick reaction time, an intuitive understanding of the market place and is a motivated player in helping customers decide on the best product for their individual floor cleaning needs. This dedicated group is the core of Minuteman's ability to deliver an aggressive, straightforward brand position to deliver high quality products, maintain cost structures and design and retool innovative products with cutting-edge engineering and technology. This customer-focused attitude is what our loyal customers depend on every day.

Front Runner Vision Oracle ushers in a new information age.Minuteman has selected Oracle, one of the finest operational software programs for manufacturers, as its operational software. Oracle offers the ability to custom design programs specifically suited to Minuteman International. Plans to have the new system operational in the 4th quarter of 2000 are well underway. Oracle will allow top management to analyze and forecast more clearly as well as offer quicker access to more comprehensive sales data, customer information, manufacturing and production output. The new system will enable the company and subsidiaries to comfortably expand within the software for many years.

Creative Promotions Distributor success and profit. Maintaining solid relationships with distributors is a key element in the success of the company. Minuteman firmly believes that when distributors flourish, so will Minuteman. Outstanding marketing savvy includes creative promotional efforts such as sales incentive, targeted end-user advertising campaigns, and direct sales opportunities for distributors in conjunction with national advertising campaigns which bolster both distributor and Minuteman profits. Minuteman's proven relationship building skills and support network for distributors is enhanced by training, consistent distribution of new product information and innovative, cost-effective products designed to help distributor's customers thrive.

Minuteman's Popular Web Site www.minutemanintl.com "Hit's" on Minuteman's web site continue to increase, with more repeat, longer-staying visitors. To date the web site boasts thousand's of visits per day and offers shareholders and visitors complete information about Minuteman Floor Cleaning Equipment including the exciting new PowerBoss floor cleaning equipment, Multi-Clean chemicals, Minuteman Parker as well as new product releases, international news, site locations, company history, financial reports and current information and notes from across the floor cleaning industry. The site is designed to directly generate new business by increasing product knowledge and offering immediate access to Minuteman through the site. The site is a quick, easy to access and convenient way for customers to match the right product to the right cleaning application.

Worldwide Opportunities Expand As the world's economies become increasingly tied to one another, Minuteman European, a fully operational company providing European customers with Minuteman's exceptional focus on growth strategies, customer service, marketing and cost efficiencies, remains well positioned to take advantage of expanding opportunities for growth. As the group enters their 3rd year of operation, opportunities for greater expansion into Minuteman European's marketplace include enhancing a growing brand name presence through deliberate marketing and sales promotions, and reinforcing timely delivery to European customers of CE-approved machines through the maintenance and success of a Netherlands warehouse.

200X Performance, Maneuverability, Power Minuteman's newly designed 200X Scrubber is highly maneuverable and designed to scrub up to 21,500 square feet per hour with it's large 20 gallon tank capacity. In just one 20" wide pass, the 200X Automatic Scrubber wet scrubs, deep cleans and dry vacuums with power and finesse. This sleek scrubber is just one example of Minuteman's intuitive solutions developed by a customer-focused front line.

"We focused on what we know and do best. Our skills are sharply honed in the floor, carpet and lawn-care cleaning arena. We know what products will best serve our customers, and, if we don't have it, we develop it for them. It's that simple." Jerry Rau, Chairman of the Board and CEO Minuteman International

New Products Enhance Worldwide Leadership Position
Visionary Products Expand the Horizon.

3200 Rider Scrubber High performance with a tighter scrub path. Rugged, maneuverable and powerful, the new 3200 rider scrubber is one of the smallest, most compact rider scrubbers on the market today. Designed to clean a tight 32" scrub path while scrubbing and dry vacuuming in a single pass up to 44,000 square feet per hour, the new model combines the convenience of a rider with maximum maneuverability in tight locations to clean close to walls, into corners and up and down narrow aisles. The 3200 Rider Scrubber's 35 gallon molded polyethylene solution/recovery tank provides easy tank filling/flushing and automatic vacuum shut off. A two inch drain hose allows for quick and easy emptying of the recovery tank. A curved, squeegee breaks away from the machine to prevent damage. In addition, the operator station provides maximum visibility and is equipped with a safety seat that will not allow the scrubber to move unless the operator is seated behind a convenient control panel which constantly monitors operation. Minuteman's dependable 3200 Rider Scrubber digs down deep to clean even the tightest, most difficult-to-clean floor.

200X Automatic Floor Scrubber User-friendly power at the touch of a hand. Minuteman's newly designed 200X Automatic Scrubber wet scrubs, deep cleans and dry vacuums in one 20" wide pass for maximum efficiency and productivity in large, high traffic areas. The highly maneuverable, walk-behind scrubber is designed to scrub up to 21,500 square feet per hour and is easily serviced thanks to stainless hinged, polyethylene 20 gallon solution/recovery tanks with a patented Maxi-Wall_ bladder. The brush deck features a quick-release spring-loaded foot lever making pad or brush replacement quick and easy. A user-friendly control panel, individual forward and reverse bail levers and powerful heavy-duty battery packs with extended running time, make the 200X Automatic Floor Scrubber the right choice for any high volume traffic area.

Kleen Sweep 45 New sweeper rides in comfort and sweeps with speed. The Kleen Sweep 45 is a compact Rider Sweeper designed for sweeping narrow spaces and reducing maintenance costs and cleaning time. Sweeping a big 84,000 square feet per hour, the Kleen Sweep 45 includes retractable side brooms, a floating self-leveling main brush, hydrostatic drive, drum brakes, low turning radius~39 inches (1m), a large filter surface area, a convenient large 3.4 cu. ft. hopper which reduces emptying and increases productivity and a fast, efficient operational speed. Perfect for small businesses with limited budgets, Kleen Sweep 45 offers the efficiency of a larger sweeper at an affordable price.

Total Solutions Minuteman's Full Line of Customer Focused Dynamic Floor Care Products. Total Solutions and Total Applications expand the Minuteman horizon toward even greater product depth, breadth and services to answer any cleaning customer's needs. With an eager global market and a full line of exceptional maintenance products for industrial, commercial and institutional facilities, Minuteman's unique, direct-control-over-design, production, product updates, manufacturing technologies, distribution and quality control positions the company to stand as the front runner in providing Total Solutions in a customer-focused, competitive marketplace.

Carpet Care Machines Dependable, reliable results guide users to Minuteman's power-packed carpet care machines. Designed to be user-friendly as well as a powerful choice for carpet maintenance, Minuteman's carpet care equipment minimizes operator fatigue and offers a myriad of machine and floor care equipment for every application. From the daily dependability of the Multi-Purpose Vacuum (MPV) upright, to the total care approach of the AmbassadorTM Series extractors, each of these dependable workhorses feature excellent operator visibility and reliable results, every time.

3200 Aggressive, High Performance From a Compact Rider Scrubber. Scrubbing up to 44,000 square feet per hour in a tight 32" scrub path while scrubbing and dry vacuuming in a single pass, the new 3200 Rider Scrubber model combines the convenience of a rider with the maximum maneuverability in tight locations. The visionary 3200 Rider Scrubber digs down deep to clean close to walls, into corners and up and down narrow aisles. This unusual compact rider scrubber opens new markets for Minuteman and further bolsters Minuteman's unchallenged leadership position in the floor care industry.

Automatic Scrubbers Minuteman offers one of the largest varieties of dynamic scrubbers on the market.Minuteman's wide variety of scrubbers feature cleaning paths from 17" to 38" and coverage from 18,000 to 44,000 sq. ft. per hour. Each of Minuteman's automatic scrubbers is designed to fill a specific customer floor care need. The 170 and 200 compact walk-behind scrubbers clean small to mid-sized floors with easy operation, increased maneuverability and high performance. The 260, 320 and 380 Automatic Scrubbers maneuver at the touch of a hand and offer simplified, user-friendly controls. All Minuteman automatic scrubbers are ergonomically designed to allow for greater operator comfort and control. Recent additions to the automatic scrubber line, such as the 200X and the 3200 Rider Scrubber, support Minuteman's dedication to focus on customer needs and provide a wide variety of solutions for every floor cleaning need.

Floor Machines and Burnishers Unique, competitively priced to endure demanding conditions and expectations. Minuteman's 17" or 20" Front Runner Series floor machines combine high durability and operator safety with a competitive pricing structure. Minuteman burnishers feature a non-fatigue design and offer a patented Passive Air Management System (PAMS_). PAMS_ keeps Minuteman's popular 1500, 2400, 2600 and 2700 ABS burnishers leading the market, year after year. In addition to high productivity and increased labor savings, Mirage_ propane burnishers offer added depth and greater efficiencies to the Minuteman product line. More powerful and dynamic engines combined with Minuteman's exceptional performance and engineering, deliver some of the most powerful propane burnishers on the market today.

Indoor/Outdoor Sweepers Sweepers add another dimension to Minuteman's Total Solution product line. High quality, efficient performers, Minuteman's Kleen Sweep_27 and Kleen Sweep_ 35 and the new Kleen Sweep_ 45 are examples of the strength and depth of the Minuteman product line. Kleen Sweep 27 is ideal for machine shops, stock rooms, parks, small yards, parking areas and loading ramps as well as indoors on large carpeted areas. Kleen Sweep 27 is a cost effective option cleaning up to 31,000 sq. ft. per hour. Kleen Sweep 35 covers an area of 55,440 sq. ft. per hour offering easy maintenance, exceptional performance, a dust filter system and efficient ergonomic design. The Kleen Sweep 45 is a compact Rider Sweeper designed for sweeping narrow spaces and reducing maintenance costs and cleaning time. Sweeping a big 84,000 square feet per hour, the Kleen Sweep 45 includes retractable side brooms, a floating self-leveling main brush, hydrostatic drive, drum brakes, low turning radius- 39 inches (1m), a large filter surface area, a convenient large 3.4 cu. ft. hopper which reduces emptying and increases productivity and a fast, efficient operational speed. Kleen Sweep 45 is another powerful example of Minuteman's commitment to outpace the competition and lead the way to providing Total Solutions for customers.

Critical Filter Vacuums Safe, efficient with absolute filtration. Critical Filter Vacuums require both safety and efficiency. To guarantee efficiency, Critical Filter Vacuums are designed to be easy to use, are available in a wide variety of sizes and are created for specific hazardous waste applications. For example, the 55 Gallon Explosion-Proof Vacuum is designed for use where flammable gases, vapors or finely pulverized dust may be present. The CRV_ Clean Room Vacuum is specifically applicable to Class 1 through Class 100,000 cleanrooms, pharmaceutical labs, gowning areas, air showers, biological labs and computer rooms. The Mercury Vacuum series is designed for the handling and disposing of mercury-based residue. The vacuums are easy to use, available in a wide variety of sizes and are created for specific hazardous waste applications.

Kleen Sweep 45 Rides in Comfort, Sweeps with Speed and Efficiency. Kleen Sweep 45 rides in comfort, sweeps with speed and offers the efficiency of a larger sweeper at an affordable price. Designed for sweeping narrow spaces and reducing maintenance costs and cleaning time, the Kleen Sweep sweeps an enormous 84,000 square feet per hour. Perfect for small businesses with limited budgets, Kleen Sweep 45 represents Minuteman's customer-focused, ongoing, development of floor care products designed to provide Total Solutions for each customer.

"Even I was surprised at the durability of the UV Floor Care System and how well it maintains a long-lasting, high, glossy, deep finish."

Mike Rau, Vice-President, Multi-Clean

Multi-Clean First, In History. First, In Innovation. Chemical Powerhouse Multi-Clean Sales Grow 16%. New Products, Dynamic Sales Force, State-of-the-Art Research, Drive Sales Growth Multi-Clean's aggressive sales performance continues to build on delivering and developing some of the most effective and efficient chemical products for all floor types including resilient tile, hard floors, carpet, concrete and wood. Multi-Clean's edge in the chemical manufacturing industry is evidenced by a 16% solid sales growth in 1999. Steady growth is supported by innovative new products such as the Ultra Violet Floor Care System, Poli-Mirro 450, and through strengthening residual sales of recently introduced products such as Multi-Fresh, Multi-Stat ESD, Bio-Power Plus and the Dilution Control System. Many of these innovative products are examples of a growing target market segment~customers who re-order replacement chemicals for dispensing systems. Continued growth is also made possible through Multi-Clean's long-held dedication to high quality state-of-the-art research and development, where talented chemists and professional engineers are supported by a dynamic sales staff and a senior management team dedicated to delivering the very best floor care available.

For the second year in a row Multi-Clean's Ultra Violet Floor Care System dazzled the audience at the ISSA show. Multi-Clean's revolutionary Ultra Violet Single Floor Care System dazzled the ISSA Show for the second year in a row. After the initial unveiling at the 1998 ISSA Show, response and interest was immediate from distributors seeking potential distributorships. Assignment of exclusive distributorships is progressing well while enthusiasm for the product continues its unheralded excitement. Shipment of the first product began in September of 1999. Additionally, as distributors clamor to establish themselves as an exclusive distributor, the innovative floor care system generates cross-sell opportunities into new markets such as commercial cleaning contractors and national retail accounts.

First in History The revolutionary, one-of-a-kind UV-22, Ultra Violet Curing Unit represents the first time in history this unique technology has been introduced to the floor cleaning industry outside a controlled factory environment. The unique Ultra Violet Chemical cures instantly with the specially designed UV-22 machine so you can walk on it immediately. This unique one coat, floor coating delivers a long-lasting wet-look that is resilient and durable with a finish that lasts on tile, wood and concrete.

Minuteman Parker The Professional Landscapers Choice For Quality and Performance.Minuteman Parker adds depth to Minuteman's customer-focused, Total Solutions package.Minuteman Parker offers a wide variety of lawn, turf and industrial maintenance equipment. Located at Minuteman's Hampshire facility, Parker products include high quality lawn sweepers, litter vacuums, dethatchers, wheeled blowers, chipper shredder vacuums and portable truck loaders. This exciting product line continues to bring diversity and strength to Minuteman by selling its products through, but not limited to, the janitorial and cleaning industries as well as lawn/garden and roofing/paving distribution channels. These additional distribution channels offer Minuteman another avenue through which to answer customer needs and support Minuteman's Total Solution promise to customers. Parker products have been the choice of professional landscapers and discriminating consumers for over a century. Parker's distinguished reputation in the market is well known and continues to add substantial value to the Minuteman brand.

New! Poli-Mirro 450 Ideal for Gym Floors Poli-Mirro 450 is an exceptional oil modified polyurethane wood floor finish ideal for gym floors. Offering a high solid content, the new product offers superior gloss and durability because a thicker wear layer is applied with each coat. Designed for gym floors and compliance with new Federal VOC Regulations, Poli-Mirro 450 resists black marking and scuffing from athletic shoes and is easily applied.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

EARNINGS

The Company achieved record net sales and net income during 1999. For the year net income increased 20.3% to $4,007,000 or $1.12 per share compared with $3,332,000 or $.93 per share in 1998. Record net sales in 1999 increased 34.7% to $76,060,000 as compared to 1998. This increase was due primarily to the inclusion of twelve months of revenue related to the products of PowerBoss, acquired in November 1998, compared to only one month in 1998. This increase also was attributed to strong domestic sales of commercial products in 1999 as well as a rebound in some international markets, which were depressed in 1998. Gross profit during 1999 as a percent to net sales was 31.1% reflecting lower margins on PowerBoss industrial products but offset in part by higher volume and improved margins on commercial products. As a result, operating income improved 34.8%, from $5,017,000 to $6,763,000, which was reduced by interest expense of $863,000 (related principally to the debt from the PowerBoss acquisition). Included in 1999 other income/expense is the non-recurring gain related to the successful settlement of patent litigation.

For 1998 net sales increased 5.9% or $3,139,000 in 1998 compared to 1997. The Company's commercial product line substantially all of which is domestically manufactured, increased $836,000 or 1.6% compared to 1997. This increase was due primarily to the favorable response to our product introductions, strong sales across most product lines and was fueled by strong domestic dealer demand, as domestic sales increased 11% over the comparable period. These results were hampered by a decline in international business due primarily to the economic and currency turmoil experienced in the Pacific Rim. Gross profit during 1998 increased as a percent to net sales to 32.0% from 30.8% in 1997. The positive effects of higher volume, combined with cost containment efforts and selective price increases made at the end of 1997 to compensate for vendor price increases, accounted primarily for this increase but were partially offset by the negative impact of product mix changes. Operating profits increased 18% due to these cost containment efforts in spite of increases in the cost of new product introductions and marketing initiatives aimed at gaining market share. The benefits received in other income in 1998 due to the pre-tax gain of $428,000 recognized on the sale of our former Glendale, California warehouse facility during 1998, offset in part by interest expense incurred relative to the net asset purchase of PowerBoss, accounted for the increase in other income compared to 1997.

SELLING EXPENSES

Selling expenses, as a percent to net sales, decreased from 18.7% in 1998 to 17.0% in 1999. The decrease resulted primarily from an increase in sales over 1998, which more than offset higher personnel and promotional expenses as well as incremental PowerBoss expenses in 1999.

Selling expenses, as a percent to net sales, increased from 18.5% in 1997 to 18.7% in 1998. The increase resulted primarily from higher promotional expenses aimed at gaining market share and increased personnel expenses.

GENERAL AND ADMINISTRATIVE EXPENSES

For 1999 these expenses increased 60.7% from 1998 due primarily to higher professional fees related to litigation and personnel expenses, as well as incremental PowerBoss expenses in 1999.

For 1998 these expenses increased 7.4% from 1997 due primarily to higher personnel expenses.

OTHER INCOME/EXPENSE

In 1999 and 1998 the Company incurred interest expense of $863,000 and $196,000 respectively on debt resulting primarily from purchases of inventory and capital expenditures as well as long-term debt resulting from the purchase of the net assets of PowerBoss.

In 1999 other income, net decreased $84,000 compared to 1998 due primarily to the gain recognized on the sale of our former Glendale California warehouse facility in 1998, offset in part by the successful settlement of patent infringement litigation against an industry competitor.

In 1998 other income, net increased $293,000 over 1997 due primarily to the aforementioned gain recognized on the California warehouse sale.

INCOME TAXES

The effective tax rate was 36.3%, 36.7% and 34.6% for 1999, 1998 and 1997, respectively. The decrease in the 1999 rate is caused principally by increased benefits received from our Foreign Sales Corporation, which includes the incremental effects of the PowerBoss export business during 1999. The increase in the 1998 rate is caused principally by reduced benefits received from our Foreign Sales Corporation during 1998.

INFLATION

Inflation has not had a significant impact on the Company's business during the past three years.

FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES AND FINANCIAL POSITION

The Company had working capital of $30.3 million and $28.4 million at December 31, 1999 and 1998, respectively. This represented a current ratio of 4.7 and 5.6 for those years respectively.

Cash, cash equivalents and short-term investments represented 12.1% and 5.6% of this working capital at December 31, 1999 and 1998, respectively. This increase in 1999 was due primarily to improved collection of receivables during 1999. This increase in 1998 was due to receipts of cash relative to the newly acquired receivables from PowerBoss.

At December 31, 1999 and 1998, the Company had shareholders' equity of $33.3 million and $30.8 million, respectively, which when compared to total liabilities represented an equity to liability ratio of 1.6 and 1.5, respectively.

The Company has more than sufficient capital resources and is in a strong financial position to meet business and liquidity needs as they arise. The Company foresees no unusual future events that will materially change the aforementioned summarization.

INTANGIBLE ASSETS

Intangible assets represent 10.9% and 12.1% of total assets and 17.5% and 19.9% of shareholders' equity December 31, 1999 and 1998, respectively. These assets were primarily the result of the November, 1998 PowerBoss acquisition (see note C to the consolidated financial statements). The Company does not believe there has been any impairment in this asset at December 31, 1999 and 1998, in accordance with Statements of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". If it became probable that the projected future undiscounted cash flows of acquired assets were less than the carrying value of intangible assets, the company would recognize an impairment loss in accordance with the provisions of SFAS no. 121.

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

YEAR 2000 READINESS DISCLOSURE

In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The total costs associated with the Company's Year 2000 remediation was not material to the Company's financial position or results of operation and was funded through operating cash flows. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent year 2000 matters that may arise are addressed promptly.

CONSOLIDATED BALANCE SHEETS


                                                                        December 31
                                                                   1999           1998
                                                               ------------    ------------
ASSETS

CURRENTS ASSETS
         Cash and cash equivalents                             $    322,000    $  1,590,000
         Short-term investments                                   3,332,000           1,000
         Accounts receivable, less allowances of
         $469,000 in 1999 and $721,000 in 1998                   14,935,000      14,725,000
         Due from affiliates                                        354,000         308,000
         Inventories                                             18,527,000      17,339,000
         Prepaid expenses                                           228,000         187,000
         Refundable income taxes                                    267,000         111,000
         Deferred income taxes                                      420,000         320,000
                                                               ------------    ------------
                  TOTAL CURRENT ASSETS                           38,385,000      34,581,000

PROPERTY, PLANT AND EQUIPMENT
         Land                                                       820,000         820,000
         Building and improvements                                5,983,000       5,983,000
         Machinery and equipment                                 10,866,000      10,548,000
         Office furniture and equipment                           3,265,000       2,833,000
         Transportation equipment                                 1,472,000       1,191,000
                                                               ------------    ------------
                                                                 22,406,000      21,375,000
         Accumulated depreciation                               (12,993,000)    (11,423,000)
                                                               ------------    ------------
                                                                  9,413,000       9,952,000
INTANGIBLE ASSETS-Net of amortization of
         $442,000 in 1999 and $130,000 in 1998                    5,825,000       6,137,000
                                                               ------------    ------------
                                                               $ 53,623,000    $ 50,670,000
                                                               ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
         Current maturities of long term debt                  $  1,500,000    $
         Accounts payable                                         3,359,000       3,269,000
         Accrued expenses                                         3,235,000       2,952,000
                                                               ------------    ------------
                  TOTAL CURRENT LIABILITIES                       8,094,000       6,221,000

LONG-TERM DEBT, less current maturities                          12,000,000      13,500,000

DEFERRED INCOME TAXES                                               265,000         175,000

SHAREHOLDERS' EQUITY
         Common stock, no-par value
         Authorized shares - 10,000,000
         Issued and outstanding shares-
         3,568,385 in 1999 and 1998                               6,396,000       6,396,000
         Retained earnings                                       27,060,000      24,624,000
         Cumulative foreign currency translation adjustments       (192,000)       (246,000)
                                                               ------------    ------------
                                                                 33,264,000      30,774,000
                                                               ------------    ------------
                                                               $ 53,623,000    $ 50,670,000
                                                               ============    ============



See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME


                                                             Year Ended December 31
                                                  --------------------------------------------
                                                      1999            1998            1997
                                                  ------------    ------------    ------------
Net sales                                         $ 76,060,000    $ 56,485,000    $ 53,346,000
Cost of sales                                       52,412,000      38,438,000      36,917,000
                                                  ------------    ------------    ------------
         Gross profit                               23,648,000      18,047,000      16,429,000
Operating expenses
         Selling                                    12,896,000      10,548,000       9,869,000
         General and administrative                  3,989,000       2,482,000       2,310,000
                                                  ------------    ------------    ------------
                  Operating expenses                16,885,000      13,030,000      12,179,000
                                                  ------------    ------------    ------------
                  INCOME FROM OPERATIONS             6,763,000       5,017,000       4,250,000
Other income (expense)
         Interest income                                72,000          32,000          53,000
         Interest expense                             (863,000)       (196,000)        (57,000)
         Other - net                                   316,000         400,000         107,000
                                                  ------------    ------------    ------------
                  Other income (expense)              (475,000)        236,000         103,000
                                                  ------------    ------------    ------------
                  INCOME BEFORE INCOME TAXES         6,288,000       5,253,000       4,353,000
Provision (credit) for income taxes
         Current                                     2,291,000       1,766,000       1,566,000
         Deferred                                      (10,000)        155,000         (60,000)
                                                  ------------    ------------    ------------
                  PROVISION FOR INCOME TAXES         2,281,000       1,921,000       1,506,000
                                                  ------------    ------------    ------------
                  NET INCOME                      $  4,007,000    $  3,332,000    $  2,847,000
                                                  ============    ============    ============

Net income per common share-basic and diluted     $       1.12    $        .93    $        .80
                                                  ============    ============    ============



See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                      Years Ended December 31, 1997, 1998 and 1999
                                        -----------------------------------------------------------------------
                                                                                     Cumulative
                                            Common Stock                               Foreign
                                        ------------------------                      Currency
                                        Number of                    Retained        Translation
                                         Shares        Amount        Earnings        Adjustments       Total
                                        -----------------------------------------------------------------------
BALANCE AT JANUARY 1, 1997              3,568,385   $  6,396,000   $ 21,585,000    $   (127,000)   $ 27,854,000
         Dividends (.44 per share)                                   (1,570,000)                     (1,570,000)
         Net income                                                   2,847,000                       2,847,000
         Translation adjustment                                                         (49,000)        (49,000)
                                                                                                   ------------
         Comprehensive income                                                                         2,798,000
                                        ---------   ------------   ------------    ------------    ------------
BALANCE AT DECEMBER 31, 1997            3,568,385      6,396,000     22,862,000        (176,000)     29,082,000
         Dividends (.44 per share)                                   (1,570,000)                     (1,570,000)
         Net income                                                   3,332,000                       3,332,000
         Translation adjustment                                                         (70,000)        (70,000)
                                                                                                   ------------
         Comprehensive income                                                                         3,262,000
                                        ---------   ------------   ------------    ------------    ------------
BALANCE AT DECEMBER 31, 1998            3,568,385      6,396,000     24,624,000        (246,000)     30,774,000
         Dividends (.44 per share)                                   (1,571,000)                     (1,571,000)
         Net income                                                   4,007,000                       4,007,000
         Translation adjustment                                                          54,000          54,000
                                                                                                   ------------
         Comprehensive income                                                                         4,061,000
                                        ---------   ------------   ------------    ------------    ------------
BALANCE AT DECEMBER 31, 1999            3,568,385   $  6,396,000   $ 27,060,000    $   (192,000)   $ 33,264,000
                                        =========   ============   ============    ============    ============



See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                          Year Ended December 31
                                                                   1999             1998           1997
                                                               ------------    ------------    ------------
OPERATING ACTIVITIES
   Net income                                                  $  4,007,000    $  3,332,000    $  2,847,000
   Adjustments to reconcile net income to net cash
   provided by operating activities:
      Depreciation                                                1,636,000       1,547,000       1,420,000
      Amortization                                                  312,000          39,000          15,000
      Deferred income taxes (credit)                                (10,000)        155,000         (60,000)
      Other                                                          54,000         (70,000)        (49,000)
   Changes in operating assets and liabilities:
      Accounts receivable and due from affiliates                  (127,000)     (2,691,000)     (1,095,000)
      Inventories                                                (1,511,000)     (1,056,000)     (2,805,000)
      Prepaid expenses and refundable income taxes                 (209,000)       (142,000)         52,000
      Accounts payable, accrued expenses and income taxes           579,000       1,126,000         297,000
                                                               ------------    ------------    ------------
         NET CASH PROVIDED BY OPERATING ACTIVITIES                4,731,000       2,240,000         622,000


INVESTING ACTIVITIES
      Purchase of AAR PowerBoss                                                 (11,631,000)
      Purchases of property, plant and equipment, net            (1,097,000)     (1,670,000)     (1,946,000)
      Purchases of short-term investments                        (3,331,000)
      Maturities of short-term investments                                          157,000       1,983,000
                                                                -----------     -----------     -----------
         NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES     (4,428,000)    (13,144,000)         37,000

FINANCING ACTIVITIES
      Proceeds from long-term debt                                               13,500,000
      Dividends paid                                             (1,571,000)     (1,570,000)     (1,570,000)
                                                               ------------    ------------    ------------
         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES     (1,571,000)     11,930,000      (1,570,000)
                                                               ------------    ------------    ------------
         INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS        (1,268,000)      1,026,000        (911,000)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    1,590,000         564,000       1,475,000
                                                               ------------    ------------    ------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                       $    322,000    $  1,590,000    $    564,000
                                                               ============    ============    ============




See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - BUSINESS INFORMATION

Minuteman International, Inc. (the "Company") operates primarily in one business segment, which consists of the development, manufacture and marketing of commercial and industrial floor maintenance equipment and related products. The Company sells to a multitude of regional, national and international customers, primarily within the sanitary supply industry. No single customer accounted for more than ten percent of net sales in 1999, 1998 or 1997.

The Company sells to affiliated (see Note H) and unaffiliated customers in foreign countries. For 1999, 1998, and 1997, these sales aggregated $16,351,000, $10,642,000 and $12,062,000, respectively, and were principally to customers in Canada, the Pacific Rim, the Middle East, Europe, and Latin America.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company (an Illinois corporation) and its wholly owned subsidiaries, Multi-Clean, Minuteman PowerBoss, Inc., Minuteman Canada, Inc., Minuteman European B.V. and Minuteman International Foreign Sales Corporation. Significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

The Company recognizes sales upon the shipment of its products net of applicable provisions for discounts and allowances. The Company also provides for its estimate of warranty and bad debts at the time of sales.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVENTORIES

Inventories are stated at the lower of cost or market using the last in, first-out (LIFO) method for a majority (1999-54%, 1998-56%) of inventories and the first in, first out (FIFO) method for the remainder. Inventories at December 31, 1999 and 1998 consist of the following:


                                       1999            1998
                                   ------------    ------------
Inventories at FIFO cost:
  Finished goods                   $  7,760,000    $  7,285,000
  Work in process                     8,451,000       8,257,000
  Raw materials                       4,403,000       3,898,000
                                   ------------    ------------
                                     20,614,000      19,440,000
Less LIFO reserve                    (2,087,000)     (2,101,000)
                                   ------------    ------------
Total Inventories                  $ 18,527,000    $ 17,339,000
                                   ============    ============


PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated on the basis of cost. Depreciation is computed by both the straight line and accelerated methods for financial reporting purposes and by the accelerated method for tax purposes. Estimated useful lives for buildings and improvements range from 15 to 40 years. All other property, plant and equipment lives range from 3 to 7 years.

INTANGIBLE ASSETS

The Company has classified as intangible assets the cost in excess of the fair value of net assets of businesses acquired. Amortization is computed on a straight line basis over twenty years.

The Company does not believe there has been any impairment in this asset at December 31, 1999 and 1998, in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". If it became probable that the projected future undiscounted cash flows of acquired assets were less than the carrying value of intangible assets, the Company would recognize an impairment loss in accordance with the provisions of SFAS No. 121.

INCOME TAXES

Income taxes have been provided using the liability method. Under this method deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

NET INCOME PER COMMON SHARE

Net income per common share is based on the weighted average number of common shares outstanding during each year (3,568,385 in 1999, 1998 and 1997). Basic and fully diluted earnings per share are the same amounts.

FOREIGN CURRENCY TRANSLATION

The functional currency of the Company's foreign subsidiaries is the local currency. Accordingly, the balance sheet accounts of the foreign subsidiaries have been translated into United States dollars using the current exchange rate at the balance sheet date and income statement amounts have been translated using the average exchange rate for the year. Foreign currency translation adjustments resulting from the change in exchange rates have been classified as a separate component of shareholders' equity.

CASH EQUIVALENTS

The Company considers all bank certificates of deposit and Eurodollar certificate investments with a maturity of three months or less when purchased to be cash equivalents.

SHORT-TERM INVESTMENTS

Short-term investments have been categorized as available for sale and are stated at cost, which approximates fair value. Investments, all of which are with domestic commercial banks, include certificates of deposit and Eurodollar and treasury certificates.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expense for 1999, 1998 and 1997, approximated $1,329,000, $1,118,000 and $1,102,000 respectively.

NEW ACCOUNTING PRONOUNCEMENTS

During 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (the Statement), which was amended by SFAS No. 137. Provisions of the Statement are required to be adopted for years beginning after June 15, 2000 and will require the Company to recognize all derivatives in the balance sheet at fair value. The Company will adopt the Statement effective January 1, 2001, and estimates that the adoption of the Statement will not be material to its result of operations, financial position or cash flows.

NOTE C - ACQUISITION

On November 23, 1998, the Company entered into an Asset Purchase Agreement with AAR PowerBoss, Inc., ("PowerBoss") for the acquisition of substantially all of the net assets and assumption of certain liabilities of PowerBoss. PowerBoss designs, manufactures, and repairs ride-on and walk-behind sweepers and scrubbers for floor and carpet care for use in industrial applications. The cash purchase price, including related acquisition costs, was $11,494,000, after final purchase price adjustment. The acquisition was accounted for as a purchase. Accordingly, the assets and liabilities of the acquired business are included in the Consolidated Balance Sheet at December 31, 1998. The results of PowerBoss's operations are included in the Consolidated Statements of Income from the date of acquisition. The acquisition was financed with borrowed funds from the long-term debt agreement entered into on November 18, 1998 (see Note
D). The aggregate consideration has been allocated to the assets of PowerBoss based upon their respective fair market values. The excess of the purchase price over the fair value of the net assets acquired (intangible assets) in 1998 approximated $5,950,000 and is being amortized over 20 years. The unaudited pro forma combined historical results, as if PowerBoss had been acquired at the beginning of the years 1998 and 1997 respectively, are estimated to be:


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

NOTE D - DEBT

SHORT TERM DEBT

The Company entered into an unsecured Line of Credit arrangement for short-term debt with a financial institution which expires in November, 2000. Under the terms of this agreement the Company may borrow up to $5 million on terms mutually agreeable to the Company and the financial institution. There are no requirements for compensating balances or restrictions of any kind involved in this arrangement. At December 31, 1999 and 1998 there were no borrowings outstanding.

LONG TERM DEBT

The Company financed the PowerBoss acquisition (See Note C) by entering into a term loan agreement with a financial institution on November 18, 1998 for $13,500,000. This unsecured credit facility provides for an interest rate at LIBOR plus an applicable margin based upon the ratio of debt outstanding to the Company's earnings before interest, taxes, depreciation and amortization and ranges from .70% to 1.15%. The margin rate on this debt at December 31, 1999 and December 31, 1998 was .80% (see Note F). The effective interest rate on this debt at December 31, 1999 was 6.20%. The Company agreed to maintain certain minimum financial ratios. Maturities of long term debt are as follows:


                                               1999
                                            -----------
         Due 2000                           $ 1,500,000
             2001                             1,500,000
             2002                             1,500,000
             2003                             1,500,000
             2004 and thereafter              7,500,000
                                            -----------
                                             13,500,000
             Less current maturities          1,500,000
                                            -----------
                                            $12,000,000
                                            ===========


Interest paid for short-term and long-term debt obligations in 1999, 1998 and 1997 was $847,000, $110,000 and $57,000, respectively.

NOTE E - INCOME TAXES

Deferred income taxes primarily relate to temporary differences in the recognition of depreciation expense and other accrued expenses for financial reporting and income tax purposes. The temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that result in significant amounts of deferred taxes in the consolidated balance sheets at December 31, 1999 and 1998 are as follows:


                                         Deferred Tax Asset (Liabilities)
                                                  December 31
                                                1999         1998
                                             ---------    ---------
Accounts receivable allowance                $ 100,000    $ 108,000
Property, plant & equipment tax
 depreciation in excess of book               (230,000)    (175,000)
Accrued expenses & other                       285,000      212,000
                                             ---------    ---------
                                             $ 155,000    $ 145,000
                                             =========    =========


The effective income tax rate on income taxes differed from the Federal statutory rate as follows:


                                       1999     1998     1997
---------------------------------------------------------------
Federal statutory rate                 34.0%    34.0%    34.0%
State income taxes, net
  of Federal tax benefit                3.4      3.1      3.7
Foreign Sales
  Corporation benefit                  (2.3)    (1.5)    (2.4)
Research and Development Tax Credits   (1.2)     (.3)     (.6)
Other, net                              2.4      1.4      (.1)
---------------------------------------------------------------
                                       36.3%    36.7%    34.6%
===============================================================

The components of the provision (benefit) for income taxes are:

              1999          1998           1997
----------------------------------------------------
Federal   $ 1,775,000   $ 1,693,000    $ 1,200,000
State         450,000       328,000        285,000
Foreign        56,000      (100,000)        21,000
----------------------------------------------------
          $ 2,281,000   $ 1,921,000    $ 1,506,000
====================================================


The Company paid income taxes of $2,421,000, $1,975,000 and $1,592,000 in 1999,
1998 and 1997, respectively.

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

In 1998, the Company entered into an interest rate swap agreement to obtain a fixed interest rate on variable rate debt and reduce certain exposures to interest rate fluctuations. At December 31, 1999 and 1998, the Company had interest rate swaps with a notional amount of $13,500,000. The swaps will terminate on the same basis as the long-term debt repayment schedule ending November, 2005 (See Note D). The swaps result in fixed rate payments at an effective interest rate of 6.20%. Variable rate payments are based on LIBOR interest rate plus an applicable margin (See Note D).

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

NOTE G - LEASE COMMITMENTS

The Company and its subsidiaries lease certain manufacturing, warehousing and other facilities and equipment. The leases generally provide for the lessee to pay taxes, maintenance, insurance and certain other operating costs of the leased property. The leases on most of the properties contain renewal provisions. The following is a summary of future minimum payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 1999:


               2000           $  486,000
               2001              322,000
               2002              124,000
               2003                5,000
                              ----------
                              $  937,000
                              ==========

Rental expense for operating leases amounted to $451,000, $219,000 and $128,000, in 1999, 1998 and 1997, respectively.

NOTE H - RELATED PARTY TRANSACTIONS

Hako-Werke GmbH & Co. (a German corporation) owns 69.0% of the outstanding common stock of the Company through a subsidiary.

The Company sold approximately $1,460,000, $1,403,000 and $1,968,000 of merchandise to Hako Werke and certain of its subsidiaries during 1999, 1998 and 1997, respectively. Amounts due from affiliates, which relate to these sales, are due within 90 days from the date of sale.

NOTE I - EMPLOYEE BENEFIT PLANS

The Company maintains a participatory defined contribution plan for substantially all employees under Section 401(a) of the Internal Revenue Code. In addition to a discretionary contribution, the Company also matches employee contributions based upon a formula up to a specified maximum. Contributions to the plan and related expense were $403,000, $284,000 and $268,000 for the years ended 1999, 1998 and 1997 respectively.

NOTE J - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 1999 and 1998:


                                               Three Months Ended
                                  ----------------------------------------------
                                   March 31  June 30  September 30   December 31
                                   --------  -------  ------------   -----------
                                  (Thousands of dollars, except per share data)
1999
----
Net Sales                          $19,119   $19,578    $20,653       $16,710
Gross profit                         5,682     6,155      6,333         5,478
Net income                             772       966      1,147         1,122
Net income per common share        $   .22   $   .27    $   .32       $   .31

1998
----
Net Sales                          $15,101   $14,485    $13,962       $12,937
Gross profit                         4,941     4,753      4,350         4,003
Net income                             901       930        954           547
Net income per common share        $   .25   $   .26    $   .27       $   .15

MARKETS FOR THE COMPANY'S SECURITIES AND RELATED MATTERS

On March 1, 2000 the last reported sales price of the common stock on the NASDAQ systems was $10.50. The approximate number of holders of common stock was 1100.

Since 1988 the Board of Directors has declared regular quarterly dividends and the fourth quarter dividend in 1999 represents the forty-fifth consecutive dividend paid to shareholders. Future dividend policy will be determined by the Board of Directors in light of prevailing financial needs and earnings of the Company and other relevant factors.

The common stock of Minuteman International, Inc. is quoted on The Nasdaq Stock Market and its trading symbol is "MMAN". The following tables set forth for 1999 and 1998 the range of bid prices for the Company's common stock as reported in the NASDAQ systems for the period indicated:


                                   Dividends
                   High      Low   Per Share
                   ----      ---   ---------

   1999
   ----

1st Quarter       13 3/4   10 1/8      $.11
2nd Quarter       10 1/2    7 3/4      $.11
3rd Quarter       10 1/2    7 1/2      $.11
4th Quarter       10 1/4    7 1/2      $.11

   1998
   ----

1st Quarter       10 3/4    9 7/8      $.11
2nd Quarter       11 3/4   10          $.11
3rd Quarter       11 3/4   10 3/8      $.11
4th Quarter       12 3/4    9 5/8      $.11

SELECTED CONSOLIDATED FINANCIAL DATA

See "Management's Discussion and Analysis of Results of Operations and Financial Condition", and "Notes to Consolidated Financial Statements"


                                                                 Year Ended December 31,
                                             1999            1998           1997          1996         1995
                                             ----            ----           ----          ----         ----
                                                     (In thousands, except share and per share data)
INCOME STATEMENT DATA
   Net sales                             $    76,060    $    56,485    $    53,346    $    49,120   $    46,300
   Cost of sales                              52,412         38,438         36,917         33,932        31,957
                                         -----------    -----------    -----------    -----------   -----------
       Gross profit                           23,648         18,047         16,429         15,188        14,343
   Selling expenses                           12,896         10,548          9,869          8,548         8,431
   General and administrative expenses         3,989          2,482          2,310          2,207         1,920
                                         -----------    -----------    -----------    -----------   -----------
       Income from operations                  6,763          5,017          4,250          4,433         3,992
   Interest income (expense), net               (791)          (164)            (4)            54            30
   Other, net                                    316            400            107            486            82
                                         -----------    -----------    -----------    -----------   -----------
       Income before income taxes              6,288          5,253          4,353          4,973         4,104
   Income tax expense                          2,281          1,921          1,506          1,812         1,280
                                         -----------    -----------    -----------    -----------   -----------
       Net income                        $     4,007    $     3,332    $     2,847    $     3,161   $     2,824
                                         ===========    ===========    ===========    ===========   ===========

PER SHARE DATA
   Cash dividends                        $       .44    $       .44    $       .44    $       .40   $       .40
   Net income per common share                  1.12            .93            .80            .89           .79
   Weighted average number of shares
       outstanding                         3,568,685      3,568,385      3,568,385      3,568,385     3,568,385
BALANCE SHEET DATA
   Working capital                       $    30,291    $    28,360    $    19,901    $    19,184   $    17,142
   Total assets                               53,623         50,670         32,493         30,968        29,500
   Long-term debt                             12,000         13,500
   Shareholders' equity                       33,264         30,774         29,082         27,854        26,125


                         REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF MINUTEMAN INTERNATIONAL, INC.

We have audited the accompanying consolidated balance sheets of Minuteman International, Inc. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minuteman International, Inc. and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP



ERNST & YOUNG LLP
Chicago, Illinois
February 8, 2000

REPORT OF MANAGEMENT

The management of Minuteman International, Inc. is responsible for the integrity of the information presented in this Annual Report, including the Company's financial statements. These statements have been prepared in conformity with accounting principles generally accepted in the United States and include, where necessary, informed estimates and judgments by management.

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

Our independent auditors, Ernst & Young LLP, conduct annual audits of our financial statements in accordance with auditing standards generally accepted in the United States which include the review of internal controls for the purpose of establishing their audit scope, and issue an opinion of the fairness of such financial statements.

The Board of Directors pursues its responsibility for the quality of the Company's financial reporting primarily through its Audit Committee, which is composed of three outside directors. The Audit Committee meets periodically with management and the independent auditors to review the manner in which they are performing their responsibilities and to discuss auditing, internal accounting controls, and financial reporting matters. The independent auditors periodically meet alone with the Audit Committee and have full and free access to the Audit Committee at any time.


/s/ Thomas J. Nolan

Thomas J. Nolan
Chief Financial Officer,
Secretary & Treasurer


/s/ Jerome E. Rau

Jerome E. Rau
Chairman of the Board and
Chief Executive Officer

Operating Officers
Jerome E. Rau
Chairman of the Board &
Chief Executive Officer

Gregory J. Rau
President & Chief
Operating Officer

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

Stock Listing
Traded over-the-counter on The Nasdaq Stock Market under the symbol "MMAN"

Annual Meeting
April 18, 2000  at 10:00 a.m.
at LaSalle National Bank
135 South LaSalle Street
Forty-third Floor
Conference Room ABC
Chicago, Illinois 60603

Form 10-K

Minuteman International, Inc. will send a copy of its Form 10-K report for fiscal 1999 as filed with the Securities and Exchange Commission upon written request to Thomas J. Nolan, Chief Financial Officer, at the corporate office.

Locations
Corporate Offices and
World Headquarters
Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois  60101
(630) 627-6900

Manufacturing Facilities

Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois  60101
(630) 627-6900

Minuteman International, Inc.
14N845 U.S. Route 20
Hampshire, Illinois  60140
(847) 683-5210

Minuteman PowerBoss, Inc.
175 Anderson Street
Aberdeen, North Carolina  28315
(910) 944-2105

Multi-Clean, Division of Minuteman
International, Inc.
600 Cardigan Road
Shoreview, Minnesota  55126
(651) 481-1900

Sales Offices

United States
Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois  60101
(630) 627-6900

Minuteman Parker
111 South Rohlwing Road
Addison, Illinois  60101
(630) 627-6900

Minuteman PowerBoss
1190 North Villa Avenue
Villa Park, Illinois  60181
(630) 530-0007

Minuteman PowerBoss
27223 North Line Road
Taylor, Michigan  48180
(734) 941-5662
Canada

Minuteman Canada, Inc.
2210 Drew Road
Mississauga, Ontario
Canada L5S 1B1
(905) 673-3222
FAX: (905) 673-5161
Europe

Minuteman European B.V.
Haver Straat 31
2153 GB Nieuw-Vennep
The Netherlands
(31) 252-623000
FAX: (31) 252-623001

Board of Directors

Jerome E. Rau
Chairman of the Board
& Chief Executive Officer
Minuteman International, Inc.

Gregory J. Rau
President
& Chief Operating Officer
Minuteman International, Inc.

Tyll Necker
Chief Executive Officer
Hako-Werke International
GmbH & Co.

Frederick W. Hohage
President
BSH Home Appliances
A Subsidiary of  Robert Bosch
Corporation, Sales Group

James C. Schrader, Jr.
President
Precision Enterprises, Ltd.

Frank R. Reynolds
Attorney
Law Offices of Reynolds
& Reynolds, Ltd.