Form 10-K, Exhibit 13
period 2000-12-31
MINUTEMAN INTERNATIONAL INC
filed 2001-03-15
CIK 810876

TO STAND FOR SOMETHING
Quality. Integrity. Value. Innovation. Performance. Quality. Integrity. Value. Innovation. Performance. Quality. Integrity. Value. Innovation. Performance.

2000 ANNUAL REPORT
Minuteman International, Inc.

To Stand For Something

     Jerome E. Rau, late Chairman and CEO of Minuteman International, leaves a legacy of exceptional insight, renowned leadership and unchallenged competitive strength.

     When Jerry Rau delivered a message, people heard it. It was hard to ignore his passion for details and getting things right, every time. Because to Jerry Rau, every detail mattered - especially those details that stood for quality, integrity and performance.

     Under Rau's 19 year leadership beginning in 1981, Minuteman flourished, increasing in sales from $5.5 to more than $85 million this year. In March 1987, Minuteman's prosperity enabled the company to become a public corporation traded on the NASDAQ Exchange.

 In 1996, Rau was elected president of the International Sanitary Supply Association, the first executive from the equipment sector of the industry to head this premier trade group since 1959.

     Jerry Rau's dynamic management style brought the company's product line to an industry breadth and depth challenged by few. In addition, Rau ushered in an era of innovative engineering and cutting edge technology which led to over 33 patents for the company and "first-time ever" products such as the Ultra Violet Single Floor Coat System. Rau's intuitive vision continued to drive the company into new markets such as industrial cleaning, outdoor cleaning and lawn cleaning. Many of the initiatives he undertook in recent years directly contributed to our record breaking year including:

      o Doubling the size of Minuteman's state-of-the-art Hampshire, Illinois manufacturing plant to 100,000 square feet in 1995

      o Capitalizing on global opportunities, establishing Minuteman Europe's distribution facility in the Netherlands in early 1998 and overseas expansion into more than 40 countries.

      o Positioning Multi-Clean cleaning chemicals division as an autonomous operating entity in 1997.

      o Acquisition of AAR PowerBoss Corporation's complementary line of industrial equipment in 1998.

     Rau aggressively sought out new marketing programs for distributors, maintained cost structures and provided the best possible training and customer service available to distributors. Today the company is an acquirer in a consolidating business, turning formerly unprofitable companies into cash generating leaders such as PowerBoss.

     Quality, innovation, integrity and sharing responsibility for success, was a legend that left few customers, distributors and employees untouched. For Jerry Rau, his word was his bond - it stood for something.

     We will miss him.
Jerome E. Rau,
1932-2000

Cover:
The eagle on the cover of our 2000 Annual Report stands in tribute to founder, President and CEO, Jerome E. Rau who appreciated the eagle's strength and majestic character.

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

20 Year Summary Net Sales

Minuteman's record setting sales are driven by attention to detail, quality, integrity, value, performance, and leadership. A team effort and dedication to customer needs ensure that Minuteman's steadfast commitments are long-lasting:

     o Maintaining and developing the deepest, most varied product line
     o Nurturing long-held stable customer relationships
     o Continuing to develop innovative cost controls
     o Specific, targeted, marketing and aggressive customer promotions
     o Unmatched customer service
     o State-of-the-art technology, research and product development
     o Insightful, unchallenged leadership

2000

20-Year Summary Net Sales     $85,195

Minuteman International, headquartered in the Chicago suburb of Addison, Illinois, is a full-line manufacturer of commercial and industrial vacuums and floor and carpet care equipment, chemical cleaning and coating products under the Multi-Clean brand, litter vacuums, and lawn sweeping equipment under the Minuteman Parker label, and rider-operated floor surface maintenance equipment under PowerBoss.

Contents

From the President ........................................................       2
To Stand for Something ....................................................     4-5
Manufacturing and Engineering
Set Stage for Growth ......................................................       6
New Laser Cutter Adds State-of-the-Art Technology .........................       8
An Eye to the Future--
The Oracle System .........................................................       9
Aggressive New Products ...................................................   10-11
Multi-Clean Innovation ....................................................   12-13
Minuteman Parker Reliability and Quality ..................................      13
Financial Report ..........................................................      14
Locations and Corporate Information .......................................      25

FROM THE PRESIDENT
"We are proud of our 2000 year end results and remain optimistic that future increases will mirror that of historical performances" Greg Rau, President and CEO, Minuteman International

To Our Shareholders,
Another record year! Strong demand for our floor, carpet and lawn-care equipment, both here and abroad, combined with continuing attention to cost containment, produced the best operating results in Minuteman's 20-year history. Net income for the year rose 13.0 percent on a 9.7 percent increase in sales.

No wonder Forbes magazine named us one of the "200 Best Small Companies" in America. The chosen companies were selected from more than 8,000 candidates, all of whom were filtered through a statistical screen by an independent service. What did Forbes use as its criteria? "Sales between $50 million and $350 million, five years of consistent sales and earnings-per-share growth, four consecutive quarters of net income surpassing $1 million, and combing their financial documents for the slightest scent of trouble: bad debts, lawsuits, slow receivables, funny accounting - all grounds for dismissal." This is not the first time Forbes has acknowledged our performance. A similar accord was granted in 1989 (when we were Hako Minuteman). At that time, Forbes wrote, "Not every one of these (200) companies will survive in our churning, dynamic economy..." We not only survived but we have flourished! For that earlier year we reported sales of about $30 million. Even backing out something in excess of $20 million added by the PowerBoss acquisition in 1998, the original Minuteman's sales have more than doubled since that earlier accolade.

This year's revenue of $85,195,000, up from $77,682,000 for 1999, was largely accounted for by vigorous demand from dealers and distributors throughout the United States. But international sales in almost 40 countries also rose 9.4 percent despite the adverse effects of a strong dollar, particularly in Europe. All product categories participated except the weather-sensitive lawn care line, with robust gains at our Multi-Clean chemicals division giving that unit its best year ever. Fourth quarter sales likewise were a record for any final quarter, traditionally the company's slowest because of reduced shipments through the holiday period. The 1.3 percent sales increase for the October-December quarter to $17,290,000 from $17,074,000 was a favorable comparison with the same period a year earlier because several large non-recurring orders were delivered in December of 1999.

The earnings gain for the year was even greater than the sales increase, producing wider profit margins. The gross margin was higher, the operating margin reached 9.0 percent from 8.7 percent for 1999, and the net margin improved to 5.3 percent versus 5.2 percent last year. Operating expenses were kept in line, allowing profits to be leveraged by the larger volume. We are most gratified by the rapidity with which the PowerBoss subsidiary, operating at a loss when we bought that line in 1998, has achieved profitability. In only two years, our management team has worked both diligently and successfully in integrating PowerBoss into Minuteman's culture and systems, eliminating overlapping expenses and capitalizing on economies of scale.

A word about our fourth quarter earnings. The $76,000 or 6.8 percent decline was more than accounted for by a one-time service award of $375,000 paid to the estate of Jerome E. Rau, the company's late chairman and CEO. The award recognized Jerry's leadership over the past two decades until his untimely death in September of 2000. The favorable results from operations during the fourth quarter are a testament to the durability of the strategic concepts my father formulated in recent years.

In addition, he left the company in a very sound financial condition, with assets sufficient to fund business or liquidity needs as they arise. Working capital rose to $32.7 million from $30.3 million a year ago, the current ratio increased to 5.4 from 4.7, long-term debt is equal to only 29 percent of shareholders' equity and book value, at $10.25 per share, is greater than the price of the stock.

We also passed a milestone in our dividend history. Minuteman International paid its 50th consecutive quarterly cash dividend on February 15, 2001 to shareholders of record January 31, 2001.

The payment was in the amount of eight cents per share.

Many large expenditures were made in 2000 - for example, plant improvements and computer software - that will not have to be repeated again anytime soon. An investment in rotational molding equipment, previously outsourced, is budgeted to yield savings in the neighborhood of 30-35 percent annually with full payback in the next 12-18 months. And a new Mitsubishi laser cutter reduces costs while increasing productivity, quality and safety.

The year 2001 will be a great year for new product debuts. We stand on the threshold of launching several additions to our lines that were brought to completion in late 2000. Among these are the Model 4000 Scrubber that combines the fume-free features of a battery-powered rider sweeper with an industrial scrubber; the Model 2000 RapidAir carpet floor dryer that cuts drying time in half for use on and under carpeted surfaces; and the LitterBoss, a rider-operated sweeper/vacuum for the outdoor market that opens the way for Minuteman to cross-sell many of its products (lawn care, chemicals, etc.) into that market.

For all of these reasons and more, I see the year ahead as very bright. This does not mean there won't be challenges. The outlook for the general economy is a bit guarded and the future relationship of foreign currencies to the dollar is unclear. But I believe the general expansion of the sanitary services industry, the lift from new products and the unrivaled reputation Minuteman enjoys throughout the world will reward our company with another favorable year.

Sincerely,


Gregory J. Rau

President and Chief Executive Officer
March 15, 2001

Performance, efficiency and comfort combine to make LitterBoss the number one choice for litter control with ease.

to stand for something.
Value

Minuteman International Best Year In 20 Year History. Profits up 13%. In a year marked by consolidation in a changing industry, Minuteman International's profits reached the highest ever attained in a single year in the company's 20 year history. In fact, 2000 was a record breaking year in many ways. Earnings jumped 13.0% with sales 9.7% ahead of 1999. Operating profit increased 13.2%. Minuteman achieved these record results through keen management whose steadfast adherence to a strategic business plan continues to simplify and gain efficiencies in manufacturing, engineering, customer service, distribution, marketing, training and product development.

Forbes Magazine Declares Minuteman Among the 200 Best Small Companies in America. "Those that make the cut are truly gritty survivors"
                                                  -Forbes Magazine
                                                          October 30, 2000 Issue

What does it take to be declared the best? The numbers reflect one story, but equally satisfying was the recognition the company received in the October 30, 2000 issue of Forbes magazine who declared Minuteman International to be "One of the 200 best small companies in America".

What does it take to be the best? Minuteman wasn't arbitrarily selected for this distinction. The company earned it. Consider that according to the criteria used by Forbes, the short list of companies were selected from more than 8,000 candidates all of whom were filtered through a statistical screen by an independent service. The Forbes criteria was straightforward. Companies must meet the following: "Sales between $50 million and $350 million, five years of consistent sales and earnings-per-share growth four consecutive quarters of net income surpassing $1 million and combing financial documents for the slightest scent of trouble: bad debts, lawsuits, slow receivables, funny accounting - all grounds for dismissal."* We're proud to have made the list and sincerely thank our outstanding employees and loyal distributors without whose consistent efforts Minuteman's plans and objectives would never have been realized.

We look forward to another year of shared goals and "gritty" success.

*Forbes Magazine, October 30, 2000 Issue industry consolidation.

Leadership

Competitive Advantages Open New Doors for Profit.
Rapid consolidation in the floor cleaning industry has resulted in fewer customers and sharper competition. For Minuteman International, the challenge is clear - increase manufacturing efficiencies, maintain long-held, stable relationships with each of our customers, maintain and foster an exceptional management team, continue to be an acquirer and maintain Minuteman's position as a market leader with unchallenged product breadth and depth. The acquisition of PowerBoss, unprofitable when first acquired, continues to generate positive cash flow as sales in 2000 continued to expand. In addition, acquisitions such as PowerBoss allow Minuteman to enter the new markets that complement Minuteman's traditional walk-behind units. For, example, PowerBoss enables Minuteman to enter new distribution channels such as industrial markets.

Unmatched Product Breadth and Depth -
A Minuteman Signature.
Minuteman continues to be rewarded during this consolidation period with outstanding sales thanks to continued customer loyalty and ongoing efforts to maintain and strengthen long-held relationships. Unusual product breadth, marked by the greatest variety of commercial and industrial floor, carpet and lawn care equipment for both indoor and outdoor floor surfaces in the industry will continue to solidify Minuteman as an easy front runner in the industry.

PowerBoss Manufacturing Efficiencies, Innovative Engineering and Operational Control Propel PowerBoss

PowerBoss, the rider operated industrial floor/surface maintenance equipment company located in North Carolina, continued its strong sales and earnings performance. The potential for stronger earnings continues as PowerBoss' higher priced equipment, with traditionally longer selling cycles, begins to payoff. In addition, enormous potential for even greater earnings and market penetration exists thanks to a number of Minuteman initiatives begun immediately after the late 1998 acquisition of the company. For example, more efficient, cost effective purchasing combined with Minuteman to increase volume and therefore offer greater economies of scale. Transferring the PowerBoss billing, parts and inventory to Minuteman's time-tested computer tracking system made production, ordering, shipping and purchasing analysis more efficient and timely. Existing Minuteman quality control standards in all areas including engineering, production and transportation were implemented into the PowerBoss operation. Utilizing the strengths of both the Minuteman and the PowerBoss manufacturing facilities, production of Minuteman's 3800 rider scrubber was moved to the PowerBoss plant because the facility was better equipped to handle the larger, rider-operated equipment. Minuteman continues to emphasize its commitment to quality and the continued successful growth of PowerBoss by continuing to invest in manufacturing efficiencies at the PowerBoss facility. The recent addition of a new Mitsubishi laser cutter located at the PowerBoss facility offers state-of-the-art technology combined with energy-saving features. Plans also include implementing ISO 9001 Certification procedures.

PowerBoss TSS/82

PowerBoss 26 features an off-aisle pump kit for cleaning hard-to-reach areas.

getting it right, efficiently.
Quality

Manufacturing and Engineering Set Stage for Growth

Cost effective and technologically advanced methods of manufacturing benefit both Minuteman and customers. Minuteman's unique, direct control over design, production, product updates, manufacturing technologies, distribution and quality control, position the company to get it right for customers, every time, efficiently.

Flexibility in Manufacturing

Efficiency begins with flexibility. The ability to respond quickly to customer needs and manufacture and assemble equipment that meets the needs of "real" customers is critical to a profitable and successful outcome. Innovative and advanced manufacturing methods and assembly at Minuteman facilities are designed to remain flexible so that easy changeover to new product assembly and production is simple. For example, fluid assembly lines are designed in "cells" or autonomous units. Each step of the "cell or station" is clearly documented so that any new piece of equipment can follow straightforward, step-by-step assembly instructions. Custom manufacturing finesse combined with detail and flexibility in design and production, is indicative of Minuteman's dedication to deliver the highest quality, most cost effective product possible.

Minuteman's manufacturing process is combined with intuitive, team-oriented management. Production managers meet daily with staff to assure efficient use of facilities, set realistic goals and make certain that everyone is fully aware of the daily schedule. In addition, parts, billing, ordering, shipping, purchasing analysis and inventory control continue to form the backbone of customer service using Minuteman's efficient, time-tested computer tracking system.

Technological Innovation

Minuteman's dedicated team of engineers and professional product designers work on specific categories of machines in select product areas such as carpet, hard floors and concrete to further enhance productivity. These highly trained, specialized engineers work with one goal in mind to design a product in the most efficient way that performs at Minuteman's high quality standards and meets customer needs. Minuteman's team combines field data with CAD-CAM technology, 24 individual U.S. patents, ISO 9001 Certification and new cost-effective methods of manufacturing. Engineers continue to redesign and develop new and existing products so that customers benefit through cost savings and more durable, long-lasting products.

Seasoned Management Team.
Integrity, Leadership, Insight and Professional Experience

Minuteman's long term management team continues to draw from hands-on experience with Minuteman and their dealers/distributors within the industry. This exceptionally skilled management group brings years of individual experience, integrity and long held commitment to the industry and to each Minuteman policy, product and customer relationship. A seasoned management team with a strong and succinct business plan, combined with many years of insight and guidance from late Chairman, Jerome E. Rau, will continue to guide the company successfully into the future as a leading manufacturer of commercial and industrial floor and outdoor care equipment for indoor and outdoor floor surfaces, and continue to enhance Minuteman's performance for shareholders, distributors and employees.

200X Automatic Scrubber

The Minuteman Result Mirror Shine.
Marble Smooth.
Dust-Free.
Wet-Look. Professional.

The next time you hesitate to step on a floor because it looks wet, consider that Minuteman has probably been there. Intense attention to detail, quality and performance, combined with a fierce deter- mination to quickly answer customer needs with innovative cleaning solutions, ensures Minuteman International's position as one of the frontrunners in the competitve sanitary cleaning industry.

Minuteman's 3800 Rider Scrubber

new laser cutter adds state-of-the-art technology

Performance

Minuteman's' recent purchase of a technologically sophisticated laser cutter exemplifies an ongoing commitment to manufacturing sophistication and efficiency. Located at the company's North Carolina PowerBoss facility, the new laser cutter cuts raw material up to 3/4 inch thick with unchallenged precision, intricacy and finish. Edges are smooth with no burrs, therefore eliminating costly secondary deburing operations. The machine is unique in its ability to heighten productivity by using a pallet changer that continuously feeds materials to the laser and therefore increases cutting time. Maximum cutting performance is achieved by a high-speed cutting device that controls the laser beam quality according to material type, intricacy or material thickness. Familiar Window-style screens reduce the amount of time an operator needs for program manipulation and is designed to accommodate the ergonomics and ease of use for the operator. For operator safety, a safety area sensor feature detects anyone entering the processing area from the operation area, and automatically stops machine movement and processing. Maintenance costs are reduced due to user-friendly screens which prompt operators to perform parts and replacement inspections as well. The new laser combines flexibility, precision and the ability to plan for greater, more efficient future product manufacturing and development.

New Manufacturing Department Fuels Minuteman Profits and Maintains Quality. Minuteman's direct control over design, production, manufacturing technologies, distribution and product updates allows them to gain profits while controlling quality and timing. The new department, staffed by experienced Minuteman professional managers, continues this steadfast Minuteman trend.

Versatile, Cost Effective, Rotational Molder

Cost effective, high quality, in-house rotational molding is now possible thanks to the purchase of a rotational molding machine in October 2000. This means that molding components currently being purchased from an outside supplier will be molded at Minuteman's Hampshire plant. The new operation initially will consist of one rotational molding machine with plans in place for a second machine to be purchased and installed by late fall 2001. Under the skilled leadership of professionals with over 32 years combined experience in the industry, this machine will produce a wide variety of shapes and sizes such as solution recovery tanks, machine frames, housing and other polyethylene parts to support the Minuteman and Minuteman Parker lines of floor care equipment. The equipment uses heat to melt and fuse plastic resin in a closed mold. Unlike most plastic processes, no pressure is involved. The simple three-stage process includes loading the resin in the mold, heating and fusion of the resin and cooling and unloading the mold. When in full operation, Minuteman will benefit from the substantial cost savings in product and freight as well as allow direct control over quality and innovative, timely, design updates.

New Robotic Welder Adds Fast-Turning, Fast Payback Production
Minuteman's commitment to efficiency, quality and cost-effectiveness is sharply demonstrated by the recent purchase of a Versa RCT robotic welding system. Located in the company's headquarters in Addison, Illinois, the new Versa RCT is configured to weld parts which are tooled and programmed by Minuteman International. The new system greatly enhances Minuteman's production and includes an extremely fast 84-inch diameter weld turntable which completes its 180-degree sweep in 2-2.5 seconds and is capable of handling 750 pounds on each side of the table. The fast turning time yields more parts per hour, which returns a faster payback. Specifically, the Versa RCT includes a six-axis robot and controller. The robot is mounted in the center of the table so that the working envelope of the robot matches the table diameter. The table and the robot are one unit which enables the system to be moved and returned to production without touch-up of programs. The new Versa RCT robotic welding system combines speed, flexibility in programming and more options for today's productivity.

Minuteman Europe
Minuteman Europe Penetrates Competitive Market With Nearly Double Digit Sales Increase

Despite the strength of the dollar versus local European currencies, Minuteman Europe was still able to post nearly a double digit increase as compared to the previous year. This substantial performance was due to Minuteman Europe's dedicated focus on establishing and building solid distributor relationships and penetrating the market with new products, proven growth strategies, aggressive marketing efforts, direct customer service, cost containment and more efficient distribution. Minuteman solidified its commitment to the European market several years ago through the maintenance and success of a Netherland's warehouse especially designed to stock CE-approved machines to allow for more timely delivery to European customers as well as to bolster a growing presence in the market.

Minuteman's Dynamic Web Site
www.minutemanintl.com

Minuteman's web site continues to be a popular destination for customers, distributors and worldwide sales efforts. Recording thousands of visits per day, the site continues to offer shareholders and visitors complete information about Minuteman Floor Cleaning Equipment, PowerBoss, Multi-Clean Chemicals, Minuteman Parker as well as current product news releases, international news, site locations, company history, financial report and current information and notes from across the floor cleaning industry. This year, the site introduced a New Dealer Page which allows distributors to purchase refurbished equipment and facilitates other needs such as the ability to download new color photos of products for use in dealer advertisements. In addition, the website provides another avenue through which Minuteman can deliver high quality information about products, directly generate new business by offering immediate access to Minuteman, and stand as an easy way for customers to access the best product for their individual cleaning application.

An Eye To the Future

ORACLE Forecasts, Analyzes and Expands Minuteman Insight. One of the finest operational software programs for manufacturers will usher Minuteman into a new era of quick information at the touch of a finger. The Oracle system will go live in the year 2001 and offers the ability to custom design programs specifically suited to Minuteman International. Management will be able to utilize and analyze information clearly and quickly to access more comprehensive sales data, customer information, manufacturing and production output. The software is designed to accommodate changing Minuteman needs and marketplace changes for many years.

www.minutemanintl.com
www.multi-clean.com
www.parkersweeper.com
All hot-linked to Minuteman PowerBoss at www.powerboss.com

marketing savvy.
     relationship building.

Integrity

Distributors Profit

Maintaining and nurturing solid long-time relationships with distributors is a major force within the Minuteman philosophy. In fact, building solid relationships with distributors is a key element in the success of Minuteman. Sales incentives, targeted end-user advertising campaigns, and direct sales opportunities for distributors help Minuteman and distributors flourish. Both national advertising and marketing campaigns bolster the Minuteman product line and distributors through expanded market visibility and by direct response leads gathered from industry publications which are then distributed directly to applicable distributors.

Aggressive New Products Fuel Frontrunner Position
4000 Sweeper Scrubber

Powerful, Dual Performance in a Rider Sweeper/ Rider Scrubber Rugged, powerful and maneuverable, Minuteman PowerBoss's updated and inventive 4000 Sweeper Scrubber, combines the fume-free convenience of battery power with an industrial mid-sized sweeper scrubber. The 4000 features dust controlled sweeping in a large 50 inch path into a 6 cubic foot hopper that can be power dumped to a height of 60 inches. The 4000 is also a full capacity scrubber with a 40-inch scrub path that includes Edge Scrub capability. The 65-gallon solution and recovery tank incorporate Minuteman's exclusive Maxi-WallTM System. Designed for efficiency, the 4000 Sweeper/Scrubber includes a 600 amp-hour industrial battery for full-shift runtime. The operator is strategically seated for 360 degrees maximum visibility. Proven solid state controls are utilized in this design providing convenience for the operator and maximizing cleaning productivity. The new PowerBoss 4000 Sweeper/Scrubber sweeps and scrubs deep down handling even the most difficult to clean applications.

RapidAir
Optimum Airflow Performance

Minuteman's RapidAir Carpet/Floor Dryer is designed to create and channel airflow while maximizing CFM. RapidAir provides optimum performance with a powerful 3/4 HP motor that generates 4,100 CFM to slash dry time in half. RapidAir offers optimum performance when pitched at a 45 degree or 90 degree angle to circulate airflow, or when placed on or under carpeted surfaces for concentrated airflow. RapidAir's exclusive interlocking design makes it possible to safely stack and secure multiple machines for increased airflow. Constructed of durable rotationally molded polyethylene, RapidAir is noncorrosive and the polypropylene fan blade provides maximum CFM in a light weight compact unit.

New Markets, New Opportunities
PowerBoss Enters Outdoor Cleaning Market

In keeping with an aggressive long-term business plan, PowerBoss entered the outdoor cleaning market in 2000 with a new product, LitterBoss(TM), a rider operated litter sweeper/vacuum. The move demonstrates an ongoing initiative to expand into new markets as the floor cleaning industry consolidates. The opportunity to develop a new distribution channel and establish a new market will continue to bolster Minuteman's position as a front runner. LitterBoss is a natural extension of the PowerBoss product line and directly compliments Minuteman Parker, which offers a wide variety of lawn, turf and industrial maintenance equipment, and allows the company to cross-sell many products into the outdoor cleaning market.

LitterBoss(TM)
The Answer to All Litter Issues
Performance, Efficiency and Comfort

Minuteman's new LitterBoss is a litter pick-up problem solver. Offering the convenience and comfort of a rider, the LitterBoss sweeps and vacuums litter virtually anywhere it collects. The wide 68 inch sweep path features two side brushes that are actuator controlled to raise and lower simply with the push of a button while the brushes rotate to sweep litter towards the center vacuum shoe. Minuteman engineers considered customer needs when designing front mounted spray jets which expel a light mist to keep dust to a minimum. The LitterBoss picks up broken glass, soda cans, cigarette butts, food spills and more, from sidewalks, curbs, parking lots, alleys and landscaped areas. A convenient 14 foot accessory hose vacuums up debris in hard to reach areas such as under and around picnic tables and benches, trees, lamp posts, signage and fences. Performance, efficiency and comfort combine to make LitterBoss the number one choice for litter control with ease.

Automatic Scrubbers

Minuteman Expands One of the Largest Lines of Dynamic Scrubbers in the Industry Minuteman's updated and inventive new scrubber, 4000 Sweeper Scrubber, which combines the strength of battery rider sweepers with rider scrubbers, adds another powerful scrubber to an existing product line defined by unmatched product breadth and depth. Minuteman's ingenuity and ability to listen and respond to customer needs consistently challenges the competition by offering a wide variety of scrubber cleaning paths ranging from 17" to 40" with coverage from 18,000 to 44,000 sq. ft. per hour. Minuteman's scrubbers are designed to fill a variety of customer floor cleaning needs. The 170 and 200 compact walk-behind scrubbers clean small to mid-sized floors with easy operation, increased maneuverability and high performance. The 260, 320 and 380 automatic scrubbers maneuver at the touch of a hand and offer simplified, user-friendly controls. All Minuteman automatic scrubbers are ergonomically designed to allow for greater operator comfort and control and continue to outperform the competition and provide a solid foundation for Minuteman. Recent additions to the scrubber line, such as the 200X, the 3800 Rider Scrubber and the 4000 Sweeper Scrubber, support Minuteman's dedication to focus on customer needs and provide a wide variety of solutions for every floor cleaning need.

Burnishers and Floor Machines
Unique, Patented PAMS(R) Dust Control Keeps Minuteman's Popular Burnishers Leading the Market

Minuteman's burnishers feature a non-fatigue design and offer a patented Passive Air Management System (PAMS). Unlike any other burnishers in the industry, PAMS keeps Minuteman's 1500, 2400, 2600 and 2700 ABS burnishers leading the market, year after year. In addition to high productivity and increased labor savings, Mirage(R) propane burnishers offer dimension and added depth to the Minuteman product line. More powerful and dynamic engines combined with Minuteman's exceptional performance and engineering, deliver some of the most powerful propane burnishers on the market today. Minuteman's 17" or 20" Front Runner Series floor machines combine high durability and operator safety with a competitive pricing structure and complete one the largest floor machine and burnisher lines in the industry.

Carpet Care Machines

Aggressive, Power-Packed Carpet Care Machines Deliver Dependable, Reliable, High Quality Minuteman Results Minuteman's carpet care equipment is a powerful choice for carpet maintenance and is designed to minimize operator fatigue while offering a wide variety of machine and floor care products. New to Minuteman's carpet care products in 2000 is the RapidAir Carpet/Floor Dryer designed to create and channel airflow when placed on or under carpeted surfaces for concentrated airflow. The new addition compliments the daily dependability of the Multi-Purpose Vacuum (MPV(R)) upright, to the total care approach of the Ambassador(TM) Series extractors. All of Minuteman's dependable carpet care workhorses feature excellent operator visibility and reliable results, every time.

Indoor/Outdoor Sweepers

Professional Sweepers Bolster Minuteman's Position as a Front Runner

PowerBoss' new LitterBoss(TM) is just one example of the strength and depth of the Minuteman product line and their commitment to outpace the competition. The addition of a rider sweeper, the LitterBoss, which sweeps and vacuums litter anywhere it collects, will compliment the Minuteman Parker line as well. The wide 68" sweep path featuring two side brushes and front mounted spray jets, to keep dust to a minimum, make the LitterBoss a high quality, efficient performer that comfortably joins Minuteman's outstanding performers, PowerBoss Armadillo Sweepers and Parker outdoor lawn and vacuum sweepers. Kleen Sweep 27 is ideal for machine shops, stock rooms, parks, small yards, and is a cost effective option for cleaning up to 31,000 sq. ft. per hour. Kleen Sweep 45 is a compact Rider Sweeper designed for sweeping narrow spaces and reducing maintenance costs and cleaning time. Sweeping a big 84,000 square feet per hour, Kleen Sweep 45 is another powerful example of a front runner - Minuteman.

Critical Filter Vacuums

Absolute Filtration in Safe and Powerful Vacuums

Critical Filter Vacuums require both safety and efficiency. To guarantee efficiency, Critical Filter Vacuums are designed to be easy to use, are available in a wide variety of sizes and are created for specific hazardous waste applications. Users are able to select the Minuteman vacuum that best suits their unique hazardous waste removal needs. For example, the 55 Gallon Explosion-Proof Vacuum is designed for use where flammable gases, vapors or finely pulverized dust may be present. The CRV(TM) Clean Room Vacuum is specifically applicable to Class 1 through Class 100,000 cleanrooms, pharmaceutical labs, gowning areas, air showers, biological labs and computer rooms. The Mercury Vacuum series is designed for the handling and disposing of mercury-based residue.

The "Minuteman Result". Mirror Shine. Marble Smooth. Dust Free. Professional.

multi-clean(R)

Innovation

Innovative Products, Professional Staff and Unique Systems Propel Multi-Clean

"We've run into cases where people felt that our Ultra Bright Coating was too glossy and looked wet. As a result, we'll introduce the satin version of the coating. It's just another example of how our dynamic staff continues to meet the needs of each customer and, in turn, satisfy the needs of future users. I'm very proud of our efforts and outstanding results this year. It's a tribute to a real team effort."

                      Mike Rau, Vice-President, Multi-Clean

Multi-Clean continues to carve a sharp edge in the chemical manufacturing industry. Multi-Clean's aggressive and outstanding performance is a direct result of a dynamic team of professionals working together to deliver and develop some of the most effective and efficient chemical products for all floor types including resilient tile, hard floors, carpet, concrete and wood. Aggressive growth is also supported by innovative new products such as the Ultra Violet Floor Care System, as well as new and improved products such as the Eliminator 3, a ready-to-use foaming spray cleaner for dirt and grease primarily on walls, with improved cleaning power and fragrance; the reintroduction of two new bowl cleaners - the 950 featuring 9.5% Hydrochloric acid, and the 2300 which offers 23% hydrochloric acid for maximum cleaning strength. Both products are now registered for use in all 50 states and offer exceptional germicidal activity. Many of these innovative product introductions are in response to Multi-Clean's continuing efforts to broaden existing relationships within its current target markets. Continued growth is also possible through Multi-Clean's long-held dedication to high quality state-of-the-art research and development, where talented chemists and professional engineers are supported by a dynamic sales team dedicated to delivering the very best floor care and chemicals available.

Unchallenged Ultra Violet Floor Care System
Multi-Clean's Future Floor Care Vision Takes Shape

In its first full year of direct sales, Multi-Clean's Ultra Violet Floor Care System leads the Company's dramatic growth. In addition to driving sales, the UV system offers Multi-Clean sales professionals the opportunity to demonstrate a new floor care system, which performs better than conventional methods, and allows a talented sales force to cross-sell other Multi-Clean products such as floor cleaners, toilet bowl cleaners and disinfectants.

"We're selling a complete system that includes machines and chemical usage together. The incremental ongoing sales of those elements will continue to drive profits."

                      Mike Rau, Vice President, Multi-Clean

The Ultra Violet Floor Care System has united Minuteman International, designers and manufacturers of the UV-22 machine, and Multi-Clean, creators of chemicals for the UV system, as a dynamic team force. Together, the two powerhouse companies will continue to engineer, purchase, test and further develop chemicals and equipment designed to provide ever-improving floor care solutions to customers.

Worldwide Multi-Clean Sales Expand

Multi-Clean successfully launched the UV System in the Pacific Rim as well as in Western Europe. In addition, the Ultra Violet System was introduced last year at the Interclean Trade Show in Amsterdam to rave reviews. Similar to US sales of the Ultra Violet System, incremental sales of chemicals and other Multi-Clean products added to the tremendous increase in volume.

Minuteman(R)Parker(R)
For Over a Century, the Professional Landscaper's Choice for Performance, Reliability and Quality Minuteman Parker adds depth to Minuteman's wide variety of floor care options in addition to providing a wide variety of lawn, turf and industrial maintenance equipment. Located at Minuteman's Hampshire facility, Minuteman Parker products include high quality lawn sweepers, litter vacuums, dethatchers, wheeled blowers, chipper shredder vacuums and portable truck loaders. This exciting product line continues to bring diversity and strength to Minuteman by selling its products through, but not limited to, the janitorial and cleaning industries as well as lawn/garden and roofing/paving distribution channels. These additional distribution channels offer Minuteman another avenue through which to answer customer needs and to cross-sell additional products. Minuteman Parker products have been the choice of professional landscapers and discriminating consumers for over a century. Minuteman Parker's distinguished reputation in the market is well known and adds substantial value to the Minuteman brand.

Watch for Multi-Clean's new Restroom Pack, a set of high performance restroom sanitation products including 6 cleaners: Fresh 100, a non-acid bowl cleaner; Multi-Shine Cleaner, for glass and surface cleaning; GTS Foaming Disinfectant Cleaner, a cleaner, disinfectant, deodorizer for all restroom surfaces; Phos-Clean, a bowl and tile cleaner with 20% phosphoric acid; Freshence, an air freshener-deodorant; and MAC(R) Plus, a restroom maintenance cleaner to clean soap scum and hard water deposits.

Minuteman Parker Thatch-o-Matic(R)

Minuteman International Financial Report     2000

Management's Discussion and Analysis of
Results of Operations and Financial Condition

Results of Operations
Earnings

The Company achieved record net sales and net income during 2000. Net income for the year 2000 increased 13.0% over 1999 to $4,526,000 or $1.27 per share. Net sales for 2000 once again reached record levels increasing 9.7% over 1999 to $85,195,000. Net sales of commercial and industrial products across all product lines, except for lawn and garden, were especially strong domestically. International sales, while showing an increase of 9.4% in 2000, were adversely affected by the strong dollar, particularly in Europe. As a result of this higher volume while being able to control costs, gross profit as a percent of sales increased to 30.8% over 30.4% reported in 1999. Operating income for 2000 improved 13.2% to $7,657,000 due to these factors.

For 1999 net income increased 20.3% to $4,007,000 or $1.12 per share compared with $3,332,000 or $.93 per share in 1998. Net sales in 1999 increased 35.4% to $77,682,000 as compared to 1998. This increase was due primarily to the inclusion of twelve months of revenue related to the products of PowerBoss, acquired in November 1998, compared to only one month in 1998. This increase also was attributed to strong domestic sales of commercial products in 1999 as well as a rebound in some international markets, which were depressed in 1998. Gross profit during 1999 as a percent to net sales was 30.4% reflecting lower margins on PowerBoss industrial products but offset in part by higher volume and improved margins on commercial products. As a result, operating income improved 34.8%, from $5,017,000 to $6,763,000, which was reduced by interest expense of $863,000 (related principally to the debt from the PowerBoss acquisition). Included in 1999 other income/expense is the non-recurring gain related to the successful settlement of patent litigation.

Selling Expenses

Selling expenses, as a percent to net sales, increased from 16.6% in 1999 to 16.7% in 2000. Increased costs associated with rising group insurance costs and additional amounts resulting from higher uncollectible accounts contributed to the total increase in these expenses.

Selling expenses, as a percent to net sales, decreased from 18.4% in 1998 to 16.6% in 1999. The decrease resulted primarily from an increase in sales over 1998, which more than offset higher personnel and promotional expenses as well as incremental PowerBoss expenses in 1999.

General and Administrative Expenses

These expenses increased 10.9% over 1999 due primarily to higher casualty insurance costs, and a one time service award approved by the Board of Directors of $375,000 paid in the fourth quarter to the estate of Jerome E. Rau in recognition of his 20 years of leadership of the Company prior to his untimely death on September 20, 2000. These increases were offset in part by lower professional fees in 2000 associated with litigation.

For 1999 these expenses increased 60.7% from 1998 due primarily to higher professional fees related to litigation and personnel expenses, as well as incremental PowerBoss expenses in 1999.

Other Income/Expense

The Company incurred interest expense, related principally to the debt from the PowerBoss acquisition in 1998, of $810,000, $863,000 and $196,000 in 2000, 1999
and 1998 respectively. Interest expense also resulted from the purchases of inventory and capital expenditures in 1999 and 1998.

In 2000 interest income increased $130,000 from 1999 as a result of higher investable funds, while other income in 2000 decreased $187,000 which was primarily the result of the non-recurring successful patent infringement settlement that occurred in 1999. In 1999 other income, net decreased $84,000 compared to 1998 due primarily to the gain recognized on the sale of our former Glendale California warehouse facility in 1998, offset in part by the successful settlement of patent infringement litigation against an industry competitor.

Income Taxes

The effective tax rate was 36.9%, 36.3% and 36.7% for 2000, 1999 and 1998, respectively. The increase in the 2000 rate is caused by reduced benefits from research and development credits and our Foreign Sales Corporation. The decrease in the 1999 rate was caused principally by increased benefits received from our Foreign Sales Corporation, which includes the incremental effects of the PowerBoss export business.

Inflation

Inflation has not had a significant impact on the Company's business during the past three years.

Financial Condition Liquidity and Capital Resources and Financial Position

The Company had working capital of $32.7 million and $30.3 million at December 31, 2000 and 1999, respectively. This represented a current ratio of 5.4 and 4.7 for those years, respectively. Cash, cash equivalents and short-term investments represented 11.2% and 12.1% of this working capital at December 31, 2000 and 1999, respectively. This decrease in 2000 was due primarily to payment of long-term debt and purchases of property, plant and equipment. This increase in 1999 was due primarily to improved collection of receivables during 1999.

At December 31, 2000 and 1999, the Company had shareholders' equity of $36.6 million and $33.3 million, respectively, which when compared to total liabilities represented an equity to liability ratio of 2.0 and 1.6, respectively.

The Company has more than sufficient capital resources and is in a strong financial position to meet business and liquidity needs as they arise. The Company foresees no unusual future events that will materially change the aforementioned summarization.

Intangible Assets

Intangible assets represent 10.1% and 10.9% of total assets and 15.1% and 17.5% of shareholders' equity at December 31, 2000 and 1999, respectively. These intangible assets were primarily recorded as the result of the November 1998 PowerBoss acquisition (see note C to the consolidated financial statements). The Company does not believe there has been any impairment in this asset at December 31, 2000 and 1999, in accordance with Statements of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". If it became probable that the projected future undiscounted cash flows of acquired assets were less than the carrying value of intangible assets, the Company would recognize an impairment loss in accordance with the provisions of SFAS No. 121.

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

                       Consolidated Statements of Income

                                                              Year Ended December 31
                                                 --------------------------------------------
                                                      2000            1999            1998
                                                 ------------    ------------    ------------
Net sales                                        $ 85,195,000    $ 77,682,000    $ 57,380,000
Cost of sales                                      58,913,000      54,034,000      39,333,000
                                                 ------------    ------------    ------------
      Gross profit                                 26,282,000      23,648,000      18,047,000

perating expenses
      Selling                                      14,202,000      12,896,000      10,548,000
      General and administrative                    4,423,000       3,989,000       2,482,000
                                                 ------------    ------------    ------------
            Operating expenses                     18,625,000      16,885,000      13,030,000
                                                 ------------    ------------    ------------
            Income From Operations                  7,657,000       6,763,000       5,017,000
Other income (expense)
      Interest income                                 202,000          72,000          32,000
      Interest expense                               (810,000)       (863,000)       (196,000)
      Other - net                                     129,000         316,000         400,000
                                                 ------------    ------------    ------------
            Other income (expense)                   (479,000)       (475,000)        236,000
                                                 ------------    ------------    ------------
            Income Before Income Taxes              7,178,000       6,288,000       5,253,000

Provision (credit) for income taxes
      Current                                       2,752,000       2,291,000       1,766,000
      Deferred                                       (100,000)        (10,000)        155,000
                                                 ------------    ------------    ------------
            Provision For Income Taxes              2,652,000       2,281,000       1,921,000
                                                 ------------    ------------    ------------
            Net Income                           $  4,526,000    $  4,007,000    $  3,332,000
                                                 ============    ============    ============
Net income per common share--basic and diluted   $       1.27    $       1.12    $        .93
                                                 ============    ============    ============

                See notes to consolidated financial statements.

                          Consolidated Balance Sheets

                                                                     December 31
                                                            ----------------------------
                                                                 2000            1999
                                                            ------------    ------------
Assets
Current Assets
      Cash and cash equivalents                             $    975,000    $    332,000
      Short-term investments                                   2,696,000       3,332,000
      Accounts receivable, less allowances of
        $562,000 in 2000 and $469,000 in 1999                 15,897,000      14,935,000
      Due from affiliates                                        604,000         354,000
      Inventories                                             18,831,000      18,527,000
      Prepaid expenses                                           224,000         228,000
      Refundable income taxes                                    312,000         267,000
      Deferred income taxes                                      565,000         420,000
                                                            ------------    ------------
            Total Current Assets                              40,104,000      38,385,000
Property, Plant and Equipment
      Land                                                       820,000         820,000
      Building and improvements                                6,294,000       5,983,000
      Machinery and equipment                                 11,735,000      10,886,000
      Office furniture and equipment                           3,550,000       3,265,000
      Transportation equipment                                 1,060,000       1,472,000
                                                            ------------    ------------
                                                              23,459,000      22,406,000
      Accumulated depreciation                               (14,250,000)    (12,993,000)
                                                            ------------    ------------
                                                               9,209,000       9,413,000
Intangible Assets--Net of amortization of
   $754,000 in 2000 and $442,000 in 1999                       5,513,000       5,825,000
                                                            ------------    ------------
                                                            $ 54,826,000    $ 53,623,000
                                                            ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
      Current maturities of long term debt                  $  1,500,000    $  1,500,000
      Accounts payable                                         2,574,000       3,359,000
      Accrued expenses                                         3,366,000       3,235,000
                                                            ------------    ------------
            Total Current Liabilities                          7,440,000       8,094,000
Long-Term Debt, less current maturities                       10,500,000      12,000,000
Deferred Income Taxes                                            310,000         265,000
Shareholders' Equity
      Common stock, no-par value
      Authorized shares - 10,000,000
      Issued and outstanding shares-
      3,568,385 in 2000 and 1999                               6,396,000       6,396,000
      Retained earnings                                       30,408,000      27,060,000
      Cumulative foreign currency translation adjustments       (228,000)       (192,000)
                                                            ------------    ------------
                                                              36,576,000      33,264,000
                                                            ------------    ------------
                                                            $ 54,826,000    $ 53,623,000
                                                            ============    ============

                See notes to consolidated financial statements.

                           Consolidated Statements of
                              Shareholders' Equity

                                                      Years Ended December 31, 1998,
                                                               1999 and 2000
                                 ----------------------------------------------------------------------
                                                Common Stock                Cumulative Foreign
                                   ---------------------------------------       Currency
                                   Number of                     Retained      Translation
                                    Shares         Amount        Earnings      Adjustments     Total
                                   ---------    -----------    -----------     -----------  -----------
Balance at January 1, 1998         3,568,385    $ 6,396,000    $22,862,000     $(176,000)   $29,082,000
      Dividends (.44 per share)                                 (1,570,000)                  (1,570,000)
      Net income                                                 3,332,000                    3,332,000
      Translation adjustment                                                     (70,000)       (70,000)
                                                                                            -----------
      Comprehensive income                                                                    3,262,000
                                   ---------    -----------    -----------     ---------    -----------
Balance at December 31, 1998       3,568,385      6,396,000     24,624,000      (246,000)    30,774,000
      Dividends (.44 per share)                                 (1,571,000)                  (1,571,000)
      Net income                                                 4,007,000                    4,007,000
      Translation adjustment                                                      54,000         54,000
                                                                                            -----------
      Comprehensive income                                                                    4,061,000
                                   ---------    -----------    -----------     ---------    -----------
Balance at December 31, 1999       3,568,385      6,396,000     27,060,000      (192,000)    33,264,000
      Dividends (.33 per share)                                 (1,178,000)                  (1,178,000)
      Net income                                                 4,526,000                    4,526,000
      Translation adjustment                                                     (36,000)       (36,000)
                                                                                            -----------
      Comprehensive income                                                                    4,490,000
                                   ---------    -----------    -----------     ---------    -----------
Balance at December 31, 2000       3,568,385    $ 6,396,000    $30,408,000     $(228,000)   $36,576,000
                                   =========    ===========    ===========     =========    ===========

                See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                              Year Ended December 31
                                                                       2000           1999            1998
                                                                  ------------    -----------    ------------
OPERATING ACTIVITIES
Net income                                                        $  4,526,000    $ 4,007,000    $  3,332,000
Adjustments to reconcile net income to net cash
provided by operating activities:
      Depreciation                                                   1,666,000      1,636,000       1,547,000
      Amortization                                                     312,000        312,000          39,000
      Deferred income taxes (credit)                                  (100,000)       (10,000)        155,000
      Other                                                            (36,000)        54,000         (70,000)
Changes in operating assets and liabilities:
      Accounts receivable and due from affiliates                   (1,212,000)      (127,000)     (2,691,000)
      Inventories                                                     (304,000)    (1,511,000)     (1,056,000)
      Prepaid expenses and refundable income taxes                     (41,000)      (209,000)       (142,000)
      Accounts payable, accrued expenses and income taxes             (654,000)       579,000       1,126,000
                                                                  ------------    -----------    ------------
            Net Cash Provided by Operating Activities                4,157,000      4,731,000       2,240,000
Investing ACTIVITIES
      Purchase of AAR PowerBoss                                                                   (11,631,000)
      Purchases of property, plant and equipment, net               (1,462,000)    (1,097,000)     (1,670,000)
      Purchases of short-term investments                                          (3,331,000)
      Maturities of short-term investments                             636,000                        157,000
                                                                  ------------    -----------    ------------
            Net Cash Used in Investing Activities                     (826,000)    (4,428,000)    (13,144,000)
Financing ACTIVITIES
      Proceeds from long-term debt                                                                 13,500,000
      Payment of long-term debt                                     (1,500,000)
      Dividends paid                                                (1,178,000)    (1,571,000)     (1,570,000)
                                                                  ------------    -----------    ------------
            Net Cash Provided by (Used in) Financing Activities     (2,678,000)    (1,571,000)     11,930,000
                                                                  ------------    -----------    ------------
            Increase (Decrease) in Cash and Cash Equivalents           653,000     (1,268,000)      1,026,000
                                                                  ------------    -----------    ------------
Cash and Cash Equivalents at Beginning of Year                         322,000      1,590,000         564,000
                                                                  ------------    -----------    ------------
Cash and Cash Equivalents at End of Year                          $    975,000    $   322,000    $  1,590,000
                                                                  ============    ===========    ============

                See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note A - Business Information

Minuteman International, Inc. (the "Company") operates primarily in one business segment, which consists of the development, manufacture and marketing of commercial and industrial floor maintenance equipment and related products. The Company sells to a multitude of regional, national and international customers, primarily within the sanitary supply industry. No single customer accounted for more than ten percent of net sales in 2000, 1999 or 1998.

The Company sells to affiliated (see Note H) and unaffiliated customers in foreign countries. For 2000, 1999, and 1998, these sales aggregated $17,896,000, $16,351,000 and $10,642,000, respectively, and were principally to customers in Canada, the Pacific Rim, the Middle East, Europe, and Latin America.

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

Revenue Recognition

The Company recognizes sales upon transfer of title of product, generally upon shipment of its products, net of applicable provisions for discounts and allowances. The Company also provides for its estimate of warranty and bad debts at the time of sales.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories

Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method for a majority (2000-51%, 1999-54%) of inventories and the first-in, first-out (FIFO) method for the remainder. Inventories at December 31, 2000 and 1999 consist of the following:

                                 2000            1999
                            ------------    ------------
Inventories at FIFO cost:
Finished goods              $  8,216,000    $  7,760,000
Work in process                8,562,000       8,451,000
Raw materials                  4,108,000       4,403,000
                            ------------    ------------
                              20,886,000      20,614,000
Less LIFO reserve             (2,055,000)     (2,087,000)
                            ------------    ------------
Total Inventories           $ 18,831,000    $ 18,527,000
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

The Company does not believe there has been any impairment in this asset at December 31, 2000 and 1999, in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". If it became probable that the projected future undiscounted cash flows of acquired assets were less than the carrying value of intangible assets, the Company would recognize an impairment loss in accordance with the provisions of SFAS No. 121.

Income Taxes

Income taxes have been provided using the liability method. Under this method deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Net Income Per Common Share

Net income per common share is based on the weighted average number of common shares outstanding during each year (3,568,385 in 2000, 1999 and 1998). Basic and fully diluted earnings per share are the same amounts.

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

Research and Development Expenses

Research and development expense for 2000, 1999 and 1998, approximated $1,459,000, $1,329,000 and $1,118,000 respectively.

Shipping and Handling Costs

The Company classifies shipping and handling costs it incurs as selling expenses in the accompanying consolidated statements of income. Shipping and handling costs in 2000, 1999 and 1998 were $907,000, $797,000 and $777,000, respectively.
All shipping and handling amounts billed to customers are classified as net sales and the associated costs are recorded as cost of sales.

Reclassifications

Certain amounts in the 1999 and 1998 financial statements, as previously reported, have been reclassified to conform to the 2000 presentation. Net sales and cost of sales amounts have been increased to reflect the reclassification of freight costs billed to customers. Previously, such billings were recorded net of the related costs in selling expenses.

New Accounting Pronouncements

During 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (the Statement), which was amended by SFAS No. 137 and SFAS No. 138. Provisions of the Statement are required to be adopted for years beginning after June 15, 2000 and will require the Company to recognize all derivatives in the balance sheet at fair value. The Company adopted the Statement in its amended form effective January 1, 2001, and estimates that the adoption of the Statement will not be material to its operations, financial position or cash flows.

NOTE C - Acquisition

On November 23, 1998, the Company entered into an Asset Purchase Agreement with AAR PowerBoss, Inc., ("PowerBoss") for the acquisition of substantially all of the net assets and assumption of certain liabilities of PowerBoss. PowerBoss designs, manufactures, and repairs ride-on and walk-behind sweepers and scrubbers for floor and carpet care for use in industrial applications. The cash purchase price, including related acquisition costs, was $11,494,000, after final purchase price adjustment. The acquisition was accounted for as a purchase. Accordingly, the accounts and transactions of PowerBoss have been included in the consolidated financial statements since the date of acquisition. The acquisition was financed with borrowed funds from the long-term debt agreement entered into on November 18, 1998 (see Note D). The aggregate consideration has been allocated to the assets of PowerBoss based upon their respective fair market values. The excess of the purchase price over the fair value of the net assets acquired (intangible assets) in 1998 approximated $5,950,000 and is being amortized over 20 years.

NOTE D - Debt

Short Term Debt
The Company entered into an unsecured Line of Credit arrangement for short-term debt with a financial institution which expires in May 2001. Under the terms of this agreement the Company may borrow up to $5 million on terms mutually agreeable to the Company and the financial institution. There are no requirements for compensating balances or restrictions of any kind involved in this arrangement. At December 31, 2000 and 1999 there were no borrowings outstanding. Long Term Debt The Company financed the PowerBoss acquisition (See Note C) by entering into a term loan agreement with a financial institution on November 18, 1998 for $13,500,000. This unsecured credit facility provides for an interest rate at LIBOR plus an applicable margin based upon the ratio of debt outstanding to the Company's earnings before interest, taxes, depreciation and amortization and ranges from .70% to 1.15%. The margin rate on this debt at December 31, 2000 and December 31, 1999 was .70% and .80%, respectively (see Note F).The effective interest rate on this debt at December 31, 2000 was 6.1%. The Company agreed to maintain certain minimum financial ratios. Maturities of long term debt are as follows:

Due 2001                   $  1,500,000
    2002                      1,500,000
    2003                      1,500,000
    2004                      1,500,000
    2005 and thereafter       6,000,000
                           ------------
                             12,000,000
Less current maturities      (1,500,000)
                           ------------
Total                      $ 10,500,000
                           ============

Interest paid for short-term and long-term debt obligations in 2000, 1999 and 1998 was $798,000, $847,000 and $110,000, respectively.

NOTE E - Income Taxes

Deferred income taxes primarily relate to temporary differences in the recognition of depreciation expense and other accrued expenses for financial reporting and income tax purposes. The temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that result in significant amounts of deferred taxes in the consolidated balance sheets at December 31, 2000 and 1999 are as follows:

                                             Deferred Tax Asset (Liabilities)

                                                      December 31
                                              --------------------------
                                                 2000             1999
                                              ---------        ---------
Accounts receivable allowance                 $ 133,000        $ 100,000
Property, plant & equipment tax
 depreciation in excess of book                (240,000)        (230,000)
Accrued expenses & other                        362,000          285,000
                                              ---------        ---------
                                              $ 255,000        $ 155,000
                                              =========        =========

The effective income tax rate on income taxes differed from the Federal statutory rate as follows:

                                                    2000        1999        1998
                                                    ----        ----        ----
Federal statutory rate                              34.0%       34.0%       34.0%
State income taxes, net
 of Federal tax benefit                              3.3         3.4         3.1
Foreign Sales
 Corporation benefit                                (2.1)       (2.3)       (1.5)
Research and Development Tax Credits                 (.7)       (1.2)        (.3)
Other, net                                           2.4         2.4         1.4
                                                    ----        ----        ----
                                                    36.9%       36.3%       36.7
                                                    ====        ====        ====

The components of the provision (benefit) for income taxes are:

                                  2000               1999               1998
                                  ----               ----               ----
Federal                       $ 2,049,000        $ 1,775,000        $ 1,693,000
State                             530,000            450,000            328,000
Foreign                            73,000             56,000           (100,000)
                              -----------        -----------        -----------
                              $ 2,652,000        $ 2,281,000        $ 1,921,000
                              ===========        ===========        ===========

The Company paid income taxes of $2,763,000, $2,421,000 and $1,975,000 in 2000,
1999 and 1998, respectively.

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

In 1998, the Company entered into an interest rate swap agreement to obtain a fixed interest rate on variable rate debt and reduce certain exposures to interest rate fluctuations. At December 31, 2000 and 1999, the Company had interest rate swaps with a notional amount of $12,000,000 and $13,500,000, respectively. The swaps will terminate on the same basis as the long-term debt repayment schedule ending November, 2005 (See Note D). The swaps for 2000 and 1999 result in fixed rate payments at an effective interest rate of 6.1% and 6.2%, respectively. Variable rate payments are based on LIBOR interest rate plus an applicable margin (See Note D).

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

NOTE G - Lease Commitments

The Company and its subsidiaries lease certain manufacturing, warehousing and other facilities and equipment. The leases generally provide for the lessee to pay taxes, maintenance, insurance and certain other operating costs of the leased property. The leases on most of the properties contain renewal provisions. The following is a summary of future minimum payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2000:

     2001                  $  688,000
     2002                     686,000
     2003                     573,000
     2004                     275,000
     2005                      98,000
                           ----------
                           $2,320,000
                           ==========

Rental expense for operating leases amounted to $708,000, $451,000 and $219,000, in 2000, 1999 and 1998, respectively.

NOTE H - Related Party Transactions

Hako-Werke GmbH & Co. (a German corporation) owns 68.2% of the outstanding common stock of the Company through a subsidiary. The Company sold approximately $1,482,000, $1,460,000 and $1,403,000 of merchandise to Hako-Werke and certain of its subsidiaries during 2000, 1999 and 1998, respectively. Amounts due from affiliates, which relate to these sales, are due within 90 days from the date of sale.

NOTE I - Employee Benefit Plans

The Company maintains a participatory defined contribution plan for substantially all employees under Section 401(a) of the Internal Revenue Code. In addition to a discretionary contribution, the Company also matches employee contributions based upon a formula up to a specified maximum. Contributions to the plan and related expense were $400,000, $403,000 and $284,000 for the years ended 2000, 1999 and 1998 respectively.

NOTE J - RESTRICTED STOCK PLAN

On April 18, 2000 the shareholders approved the Minuteman 2000 Restricted Stock Plan, ("Restricted Stock Plan"), which is designed to attract and retain the services of key management employees by providing such persons with a proprietary interest in the Company through the granting of Minuteman common stock. The maximum number of shares of Minuteman common stock that shall be available for issuance shall be 150,000. At December 31, 2000 there were 150,000 shares available to be granted. Awards may be issued under the Restricted Stock Plan through December 31, 2009, subject to the vesting periods not to exceed three years. At the sole discretion of the Company, an award of restricted stock may be awarded to an eligible employee based upon certain conditions and restrictions including, but not limited to, past and continued service with the Company, achievement of specific business objectives, superior work performance, and other measurements of individual or Company performance. In the event that the employee's employment with Minuteman is terminated (except due to death or total disability) prior to the end of his or her vesting period, the non-vested portion of the award shall be forfeited. However, in the event of an employee's death or total disability, or a change in control of the Company, the award shall immediately become fully vested. Shares issued under the plan are recorded at fair market value on the date of grant with a corresponding charge to shareholders' equity representing the unearned portion of the award. The unearned portion is amortized as compensation expense on a straight line basis over the related vesting period.

NOTE K - QUARTERLY RESULTS OF OPERATIONS
(UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2000 and 1999 which have been restated to reflect reclassifications per Note B:

                                                    Three Months Ended
                                        ----------------------------------------
                                         March       June    September   December
                                          31          30         30         31
                                        -------    -------    -------    -------
                                      (Thousands of dollars, except per share data)
2000
Net Sales                               $23,083    $22,461    $22,361    $17,290
Gross profit                              7,047      6,884      6,826      5,525
Net income                                1,063      1,113      1,304      1,046
Net income per common share             $   .30    $   .31    $   .37    $   .29

1999
Net Sales                               $19,491    $20,007    $21,110    $17,074
Gross profit                              5,682      6,115      6,333      5,478
Net income                                  772        966      1,147      1,122
Net income per common share             $   .22    $   .27    $   .32    $   .31

Markets for the Company's Securities and Related Matters

On March 1, 2001 the last reported sales price of the common stock on the NASDAQ systems was $9.81. The approximate number of holders of common stock was 400. Since 1988 the Board of Directors has declared regular quarterly dividends and the fourth quarter dividend in 2000 represents the forty-ninth consecutive dividend paid to shareholders. Future dividend policy will be determined by the Board of Directors in light of prevailing financial needs and earnings of the Company and other relevant factors.

The common stock of Minuteman International, Inc. is quoted on The Nasdaq Stock Market and its trading symbol is "MMAN". The following tables set forth for 2000 and 1999 the range of bid prices for the Company's common stock as reported in the NASDAQ systems for the period indicated:

                                                                  Dividends
                                         High           Low       Per Share
                                         ----           ---       ---------
2000
1st Quarter                             10 1/2         8          $   .11
2nd Quarter                             10             7 5/8      $   .07
3rd Quarter                              9             7 1/2      $   .07
4th Quarter                              9 1/4         7 7/8      $   .08

1999
1st Quarter                             13 3/4        10 1/8      $   .11
2nd Quarter                             10 1/2         7 3/4      $   .11
3rd Quarter                             10 1/2         7 1/2      $   .11
4th Quarter                             10 1/4         7 1/2      $   .11

Selected Consolidated Financial Data

See "Management's Discussion and Analysis of Results of Operations and Financial Condition", and "Notes to Consolidated Financial Statements" These amounts have been restated to reflect reclassifications per Note B.

                                                                Year Ended December 31,
                                      ----------------------------------------------------------------------
                                          2000           1999           1998          1997           1996
                                      -----------    -----------    -----------    -----------    ----------
                                                   (In thousands, except share and per share data)
Income Statement Data
Net sales                             $    85,195    $    77,682    $    57,380    $    54,212    $   49,886

Cost of sales                              58,913         54,034         39,333         37,783        34,698
                                      -----------    -----------    -----------    -----------    ----------
       Gross profit                        26,282         23,648         18,047         16,429        15,188
Selling expenses                           14,202         12,896         10,548          9,869         8,548
General and administrative expenses         4,423          3,989          2,482          2,310         2,207
                                      -----------    -----------    -----------    -----------    ----------
      Income from operations                7,657          6,763          5,017          4,250         4,433
Interest income (expense), net               (608)          (791)          (164)            (4)           54

Other, net                                    129            316            400            107           486
                                      -----------    -----------    -----------    -----------    ----------
      Income before income taxes            7,178          6,288          5,253          4,353         4,973

Income tax expense                          2,652          2,281          1,921          1,506         1,812
                                      -----------    -----------    -----------    -----------    ----------
      Net income                      $     4,526    $     4,007    $     3,332    $     2,847    $    3,161
                                      ===========    ===========    ===========    ===========    ==========

Per Share Data
Cash dividends                        $       .33    $       .44    $       .44    $       .44    $      .40
Net income per common share                  1.27           1.12            .93            .80           .89

Weighted average number of shares
   outstanding                          3,568,385      3,568,685      3,568,685      3,568,385     3,568,385
Balance Sheet Data

Working capital                       $    32,664    $    30,291    $    28,360    $    19,901    $   19,184
Total assets                               54,826         53,623         50,670         32,493        30,968
Long-term debt                             10,500         12,000         13,500
Shareholders' equity                       36,576         33,264         30,774         29,082        27,854


Report of Independent Auditors

To The Shareholders of
Minuteman International, Inc.

We have audited the accompanying consolidated balance sheets of Minuteman International, Inc. and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minuteman International, Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP
Chicago, Illinois
February 13, 2001

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


Thomas J. Nolan
Chief Financial Officer,
Secretary & Treasurer


Gregory J. Rau
President and Chief
Executive Officer

Gregory J. Rau
President &
Chief Executive Officer
Minuteman International, Inc.


Tyll Necker
Chief Executive Officer
Hako-Werke International
GmbH & Co.


Frederick W. Hohage
President
BSH Home Appliances


A Subsidiary of Robert Bosch
Corporation, Sales Group
James C. Schrader, Jr.
President
Precision Enterprises, Ltd.
Frank R. Reynolds
Attorney
Law Offices of Reynolds
& Reynolds, Ltd.


THOMAS J. NOLAN (not pictured)
Chief Financial Officer,
Secretary & Treasurer
Minuteman International, Inc.

Minuteman considers any acquisition opportunity if, in the opinion of its management and Board of Directors, it would be in the best interest of the company.

Board of Directors

Operating Officers
Gregory J. Rau
President & Chief Executive Officer

Thomas J. Nolan
Chief Financial Officer, Secretary & Treasurer

Michael A. Rau
Vice President
Multi-Clean Division

Dean W. Theobold
Vice President Manufacturing

Corporate Information
General Counsel
Law Offices of Reynolds & Reynolds, Ltd.
Chicago, Illinois

Independent Auditors
Ernst & Young LLP
Chicago, Illinois

Transfer Agent
Mellon Investor Services, L.L.C.
85 Challenger Road,
Overpeck Centre
Ridgefield Park, New Jersey 07660
1-888-213-0965 Shareholders Information
1-800-231-5469 TDD (Telecommunications Device for the Deaf)
1-201-329-8660 Foreign Shareholders
1-201-329-8354 Foreign Shareholders (TDD)

Stock Listing
Traded over-the-counter on The Nasdaq Stock Market under the symbol "MMAN"

Annual Meeting
April 17, 2001 at 10:00 a.m. at LaSalle National Bank 135 South LaSalle Street Forty-third Floor Board Room Chicago, Illinois 60603

Form 10-K
Minuteman International, Inc. will send a copy of its Form 10-K report for fiscal 2000 as filed with the Securities and Exchange Commission upon written request to Thomas J. Nolan, Chief Financial Officer, at the corporate office.

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

United States

Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois 60101
(630) 627-6900

Minuteman Parker
111 South Rohlwing Road
Addison, Illinois 60101
(630) 627-6900

Minuteman PowerBoss
1190 North Villa Avenue
Villa Park, Illinois 60181
(630) 530-0007

Minuteman PowerBoss
25920 Northline Commerce Drive
Suite 400
Taylor, Michigan 48180
(734) 946-2903

Canada

Minuteman Canada, Inc.
2210 Drew Road
Mississauga, Ontario Canada L5S 1B1
(905) 673-3222
FAX: (905) 673-5161

Europe

Minuteman European
B.V. Haver Straat 31 2153
GB Nieuw-Vennep The Netherlands
(31) 252-623000
FAX: (31) 252-623001

Minuteman International, Inc.
111 South Rohlwing Road
Addison, Illinois 60101
Telephone: (630) 627-6900
www.minutemanintl.com