Form 10-K/A, Exhibit 13
period 1999-12-31
MINUTEMAN INTERNATIONAL INC
filed 2001-12-21
CIK 810876

EXHIBIT 13

1999 Minuteman Annual Report

"Total Solutions"

Contents

From the Chairman of the Board	2
PowerBoss Profitable for First Time	4
Front Runner Propels Industry	4–7
Visionary Products Expand the Horizon	8
Total Solutions Minuteman's Full Line	9–11
Multi–Clean Dazzles	12
Minuteman Parker	12–13
Financial Report	14
Locations and Corporate Information	25

Mission Statement

                A Steadfast Commitment to Our Customers.

                The core of Minuteman International is anchored by a single, straightforward vision to deliver exceptional floor cleaning equipment and chemicals combined with a single–minded focus to anticipate and answer our customers' needs. Answering those needs is just the beginning of a performance–driven philosophy to help our distributors maximize profit and provide outstanding service, products and training to each Minuteman customer. That philosophy is combined with the ongoing development of new and more cost effective methods of manufacturing and product design to keep our customers on the leading edge of floor care technology into the next century.

                Minuteman's record sales are driven by Total Solutions approach to servicing customers including:

•              One of the industry's deepest, most varied lines of commercial and  industrial floor, carpet, lawn–care equipment and chemicals in the market

•                Long–held stable customer relationships

•                Innovative cost controls

•               Targeted marketing and aggressive promotions

•               Exceptional customer service

•               State–of–the–art technology

•               Visionary management

                This dynamic market position propels Minuteman into the new Millennium with confidence and a vigilant determination to remain the front runner of the industry.

                Multi–Clean's UV–22 Dazzles the ISSA Show.

                "People wanted to touch the floor" Mike Rau, Vice–President, Multi–Clean.

                Multi–Clean's revolutionary Ultra Violet Single Floor Coat System for tile, wood and concrete dazzled the ISSA Show for the second year in a row. As distributors clamor to establish themselves as an exclusive distributor of the new UV–22, Multi–Clean and Minuteman International continue to create new opportunities through stunning and innovative new products.

                Successful Integration of Powerboss Yields Profit in First Year. Minuteman's successful integration of Powerboss showed profits in the first year after acquisition of the North Carolina company. Effective integration was possible through operational restructuring as well as skillful blending with Minuteman's purchasing, production, sales and marketing programs.

From the Chairman of the Board

Dear Shareholders:

                What better news can I tell you than that Minuteman International had another record year, both for sales and earnings, in 1999. The principal source of the revenue gain was provided by the PowerBoss subsidiary. This maker of industrial floor–care equipment that we acquired in November of 1998 contributed 12 months of sales in 1999 versus only one month in the prior year. This division yielded a profit in its first year as a Minuteman operating unit. PowerBoss's rider industrial equipment has certainly added a new dimension to Minuteman's operations, but we should not overlook the excellent performance of our North American dealers for their support of our Minuteman walk–behind commercial products throughout 1999. For the year, net income was up 20.3% to the highest profit in our 19–year history. It also was the first time our earnings per share have exceeded one dollar, reaching $1.12 per share. Sales rose 34.7%, putting us above $76 million, a level that seemed so far away only a short time ago.

                The more we assimilated PowerBoss, the more efficient operations became, so that by the fourth quarter, our gross–profit margin expanded to 32.8% of sales compared with 30.9% for the final three months of 1998 and our net margin for the 1999 quarter was 6.7% versus 4.2% for the like period a year ago. On the subject of profitability, operating income was up 34.8 percent for the year but, as a percent of sales, held level at 8.9 percent. Selling expenses were lower proportionately than last year owing to the higher volume and despite generous outlays for personnel and promotional expenses. But administrative costs rose sharply (60.7 percent) due primarily to higher professional fees related to the successful settlement of patent litigation as well as incremental expenses attributable to the operation of PowerBoss in 1999. Interest expense also was higher in 1999 from debt incurred in conjunction with the PowerBoss acquisition.

                The Minuteman brand of commercial floor cleaning and polishing machines enjoyed a banner year as domestic dealers exhibited their customary strong demand. This was aided importantly by recent additions to the company's ever–expanding product line. Among the newest products, a 38–inch riding floor scrubber that is the company's widest model ever and the Kleen Sweep 45, a compact rider sweeper designed for narrow spaces at a price affordable for small businesses, were particular standouts. The successful integration of PowerBoss affords the company an opportunity to cross–sell many Minuteman commercial products into PowerBoss' industrial marketplace, and vice–versa. Its addition gives Minuteman unchallenged product breadth and depth, from rider and walk–behind equipment to backpack and handheld devices. And unification with Minuteman's purchasing, production, sales and marketing programs will leverage savings. But it's not a one–way street. For example, production of Minuteman's 38–inch scrubber was moved to the PowerBoss plant because that facility was better equipped to handle larger, rider–operated equipment. Multi–Clean chemical sales increased an impressive 16 percent in 1999. Multi–Clean's Ultra Violet Single Floor Coat System dazzled the International Sanitary Supply Association trade show for the second year in a row. Initial shipments just began in September of 1999.

                And Minuteman Parker's century–old lawn care equipment division further extends our company's total solutions reputation and our position as the front runner in the sanitary cleaning industry. International sales rebounded from 1998, when economic and currency turmoil in the Pacific Rim depressed overseas volume. Minuteman European, entering its third year of operation from its base in the Netherlands, now provides European customers with timely delivery of CE–approved machines. Minuteman's marketing programs will also strengthen and invigorate the PowerBoss line in the marketplace. The company's financial condition also strengthened by the end of 1999, Minuteman's net worth increased more that 8 percent to $33.3 million, a book value of $9.32 per share, roughly equivalent to our share price. Working capital reached $30.3 million, up $1.9 million from last year, representing a current ratio of 4.7 to 1. Meeting arising needs is a sign of good management but targeting actions that will accelerate the company's growth is aggressive management. This latter approach requires that we conserve and allocate our cash wisely. So let me discuss a change we are making in our dividend policy. Management has elected to reduce the amount of the dividend payment, to seven cents per share from 11 cents per share previously, despite the higher profitability, in order to use those funds more productively for the growth of the company.

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

                Among the positive factors in our outlook are:

•               Continuing growth and still greater efficiency at PowerBoss as we cross–sell into complimentary markets and further integrate the acquired company,

•              Higher sales for Minuteman products led by new product introductions and dynamic promotions,

•               More–of–the–same success for hard–charging Multi–Clean and

•               Minuteman European capitalizing on an improving international economy.

Sincerely,

Jerome E. Rau,

Chairman of the Board and Chief Executive Officer

March 15, 2000

Gregory J. Rau Slated As New Minuteman President

                In a planned management succession, Gregory J. Rau assumed the offices of President and Chief Operating Officer effective January 15, 2000. Jerome E. Rau, will remain as Chairman of the Board and continue as Chief Executive Officer. Greg held the position of Executive Vice President of Minuteman since August 1997. His 16 year career with Minuteman began in 1983 primarily in the sales arena and offered Greg a wide–ranging view of customers, industry matters, the technology of the product line and the interpretation of key financial and statistical statements.

                "Imagine any facility grocery store, school, hospital, office building and visualize any floor surface, indoor or outdoor. Minuteman has the floor care equipment and chemicals to do the job. We call it Total Solutions for all applications." Greg Rau, President and COO, Minuteman International Minuteman International Intuitive, Customer–Focused Front Runner Propels Industry.

                Total Solutions Total Applications Minuteman's Total Solutions approach yields 35% sales growth worldwide. Minuteman continues a trend to capture an increasingly greater share of the marketplace with a solid 35% growth in sales worldwide. This solid, controlled growth is significant because it represents a "Total Solutions" approach to customer cleaning needs through the well–planned development of a deep and broad product line unlike any other in the Sanitary Cleaning industry. Total Solutions means that Minuteman customers with any floor type, indoor or outdoor, can find floor care equipment and chemicals perfectly suited to their individual cleaning needs. Intuitive products combined with a knowledgeable sales and engineering staff that listens carefully to customers and responds with a solution, will continue to bolster Minuteman's position as the front runner poised to lead a competitive industry into the next decade. Competitive Advantages Solidify Minuteman's Position as a Market Leader Unchallenged product breadth and depth. Minuteman's unusual product breadth is marked by the greatest variety of commercial and industrial floor, carpet and lawn care equipment for both indoor and outdoor floor surfaces in the industry. From rider and walk behind equipment to backpack and handheld devices, Minuteman continues to be an easy front runner when meeting customer cleaning needs. The depth of each product line is among the deepest in the industry offering customers a wide variety of sizes, price options and function selection.

                PowerBoss Profitable for the first time in company history. Minuteman's effective integration of PowerBoss revealed profits in the first year after acquisition of the North Carolina company. PowerBoss rider–operated industrial floor/surface maintenance equipment differs from Minuteman's machines, which are traditional walk–behind commercial units. The effective integration of PowerBoss offers Minuteman greater visibility and expansion opportunities into new distribution channels such as industrial markets.

                In 1999, the new industrial floor care equipment allowed the company to cross–sell many Minuteman products into the PowerBoss market and vice versa. In addition, successful integration was possible through operational restructuring as well as unification with Minuteman's purchasing, production, sales and marketing programs. For example, PowerBoss billing, parts and inventory control was transferred to Minuteman's time–tested computer tracking system. This made tracking, ordering, shipping and purchasing analysis more efficient and timely. Combined purchasing with Minuteman increased volume and therefore offered greater economies of scale. Quality control assurances were shifted to Minuteman's existing high quality control standards in all areas including engineering, production and transportation.

                In addition to quality control enhancements, Minuteman was able to utilize the strengths of both the Minuteman and the PowerBoss manufacturing facilities to provide the most cost effective method of manufacturing specific pieces of floor cleaning equipment. For example, production of Minuteman's 3800 rider scrubber was moved to the PowerBoss plant because the facility was better equipped to handle larger, rider–operated equipment. In addition, the acquired company was streamlined to procedurally comply with Minuteman's proven operations system.

Everywhere you are, we've probably cleaned there. Visit a commercial or industrial facility. Imagine any floor or upholstery surface. Minuteman has probably been there. Follow our simple chart to fully understand the depth and breadth of Minuteman's total cleaning solutions for customers.

Total Cleaning Solutions

Example: Discount Store

Floor Type	Floor Care Equipment	Chemical
Terrazzo	320 Automatic Scrubber	Decade 90
Tile	Mirage Propane Burnisher	Ultra Brite
Ultra Violet Coating

Employee Lounge	MPV–Vacuum and	Carpet Spotting Kit
Carpeted	Gotcha–Portable Extractor	and Extraction Shampoo
Restroom Floor	170 Automatic Scrubber with	Ful Trole
	Patented Off–Aisle Scrub Wand	Disinfectant/Cleaner

Parking Lot	Power Boss

Armadillo Sweeper

Sidewalks	Parker Vac–35 Litter Vacuum

                "Technical knowledge, relationship building, a global focus and energy, will determine which competitors will dominate our markets. Minuteman is in a dominant position today and I intend to see that position of superiority extend in the years ahead." Greg Rau, President and COO, Minuteman International Superior, Creative People Getting it right for the customer, every time. From the beginning, one of Minuteman's most important competitive advantages has been superior people who are measured by their creativity, dedication, performance, vision, management finesse and commitment to getting it right, every time, for the customer. Each team member brings a quick reaction time, an intuitive understanding of the market place and is a motivated player in helping customers decide on the best product for their individual floor cleaning needs. This dedicated group is the core of Minuteman's ability to deliver an aggressive, straightforward brand position to deliver high quality products, maintain cost structures and design and retool innovative products with cutting–edge engineering and technology. This customer–focused attitude is what our loyal customers depend on every day.

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

                Creative Promotions Distributor success and profit. Maintaining solid relationships with distributors is a key element in the success of the company. Minuteman firmly believes that when distributors flourish, so will Minuteman. Outstanding marketing savvy includes creative promotional efforts such as sales incentive, targeted end–user advertising campaigns, and direct sales opportunities for distributors in conjunction with national advertising campaigns which bolster both distributor and Minuteman profits. Minuteman's proven relationship building skills and support network for distributors is enhanced by training, consistent distribution of new product information and innovative, cost–effective products designed to help distributor's customers thrive.

                Minuteman's Popular Web Site www.minutemanintl.com "Hit's" on Minuteman's web site continue to increase, with more repeat, longer–staying visitors. To date the web site boasts thousand's of visits per day and offers shareholders and visitors complete information about Minuteman Floor Cleaning Equipment including the exciting new PowerBoss floor cleaning equipment, Multi–Clean chemicals, Minuteman Parker as well as new product releases, international news, site locations, company history, financial reports and current information and notes from across the floor cleaning industry. The site is designed to directly generate new business by increasing product knowledge and offering immediate access to Minuteman through the site. The site is a quick, easy to access and convenient way for customers to match the right product to the right cleaning application.

                Worldwide Opportunities Expand As the world's economies become increasingly tied to one another, Minuteman European, a fully operational company providing European customers with Minuteman's exceptional focus on growth strategies, customer service, marketing and cost efficiencies, remains well positioned to take advantage of expanding opportunities for growth. As the group enters their 3rd year of operation, opportunities for greater expansion into Minuteman European's marketplace include enhancing a growing brand name presence through deliberate marketing and sales promotions, and reinforcing timely delivery to European customers of CE–approved machines through the maintenance and success of a Netherlands warehouse.

                200X Performance, Maneuverability, Power Minuteman's newly designed 200X Scrubber is highly maneuverable and designed to scrub up to 21,500 square feet per hour with it's large 20 gallon tank capacity. In just one 20" wide pass, the 200X Automatic Scrubber wet scrubs, deep cleans and dry vacuums with power and finesse. This sleek scrubber is just one example of Minuteman's intuitive solutions developed by a customer–focused front line.

                "We focused on what we know and do best. Our skills are sharply honed in the floor, carpet and lawn–care cleaning arena. We know what products will best serve our customers, and, if we don't have it, we develop it for them. It's that simple." Jerry Rau, Chairman of the Board and CEO Minuteman International

New Products Enhance Worldwide Leadership Position

Visionary Products Expand the Horizon.

                3200 Rider Scrubber High performance with a tighter scrub path. Rugged, maneuverable and powerful, the new 3200 rider scrubber is one of the smallest, most compact rider scrubbers on the market today. Designed to clean a tight 32" scrub path while scrubbing and dry vacuuming in a single pass up to 44,000 square feet per hour, the new model combines the convenience of a rider with maximum maneuverability in tight locations to clean close to walls, into corners and up and down narrow aisles. The 3200 Rider Scrubber's 35 gallon molded polyethylene solution/recovery tank provides easy tank filling/flushing and automatic vacuum shut off. A two inch drain hose allows for quick and easy emptying of the recovery tank. A curved, squeegee breaks away from the machine to prevent damage. In addition, the operator station provides maximum visibility and is equipped with a safety seat that will not allow the scrubber to move unless the operator is seated behind a convenient control panel which constantly monitors operation. Minuteman's dependable 3200 Rider Scrubber digs down deep to clean even the tightest, most difficult–to–clean floor.

                200X Automatic Floor Scrubber User–friendly power at the touch of a hand. Minuteman's newly designed 200X Automatic Scrubber wet scrubs, deep cleans and dry vacuums in one 20" wide pass for maximum efficiency and productivity in large, high traffic areas. The highly maneuverable, walk–behind scrubber is designed to scrub up to 21,500 square feet per hour and is easily serviced thanks to stainless hinged, polyethylene 20 gallon solution/recovery tanks with a patented Maxi–Wall_ bladder. The brush deck features a quick–release spring–loaded foot lever making pad or brush replacement quick and easy. A user–friendly control panel, individual forward and reverse bail levers and powerful heavy–duty battery packs with extended running time, make the 200X Automatic Floor Scrubber the right choice for any high volume traffic area.

                Kleen Sweep 45 New sweeper rides in comfort and sweeps with speed. The Kleen Sweep 45 is a compact Rider Sweeper designed for sweeping narrow spaces and reducing maintenance costs and cleaning time. Sweeping a big 84,000 square feet per hour, the Kleen Sweep 45 includes retractable side brooms, a floating self–leveling main brush, hydrostatic drive, drum brakes, low turning radius~39 inches (1m), a large filter surface area, a convenient large 3.4 cu. ft. hopper which reduces emptying and increases productivity and a fast, efficient operational speed. Perfect for small businesses with limited budgets, Kleen Sweep 45 offers the efficiency of a larger sweeper at an affordable price.

                Total Solutions Minuteman's Full Line of Customer Focused Dynamic Floor Care Products. Total Solutions and Total Applications expand the Minuteman horizon toward even greater product depth, breadth and services to answer any cleaning customer's needs. With an eager global market and a full line of exceptional maintenance products for industrial, commercial and institutional facilities, Minuteman's unique, direct–control–over–design, production, product updates, manufacturing technologies, distribution and quality control positions the company to stand as the front runner in providing Total Solutions in a customer–focused, competitive marketplace.

                Carpet Care Machines Dependable, reliable results guide users to Minuteman's power–packed carpet care machines. Designed to be user–friendly as well as a powerful choice for carpet maintenance, Minuteman's carpet care equipment minimizes operator fatigue and offers a myriad of machine and floor care equipment for every application. From the daily dependability of the Multi–Purpose Vacuum (MPV) upright, to the total care approach of the AmbassadorTM Series extractors, each of these dependable workhorses feature excellent operator visibility and reliable results, every time.

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

                Automatic Scrubbers Minuteman offers one of the largest varieties of dynamic scrubbers on the market.Minuteman's wide variety of scrubbers feature cleaning paths from 17" to 38" and coverage from 18,000 to 44,000 sq. ft. per hour. Each of Minuteman's automatic scrubbers is designed to fill a specific customer floor care need. The 170 and 200 compact walk–behind scrubbers clean small to mid–sized floors with easy operation, increased maneuverability and high performance. The 260, 320 and 380 Automatic Scrubbers maneuver at the touch of a hand and offer simplified, user–friendly controls. All Minuteman automatic scrubbers are ergonomically designed to allow for greater operator comfort and control. Recent additions to the automatic scrubber line, such as the 200X and the 3200 Rider Scrubber, support Minuteman's dedication to focus on customer needs and provide a wide variety of solutions for every floor cleaning need.

                Floor Machines and Burnishers Unique, competitively priced to endure demanding conditions and expectations. Minuteman's 17" or 20" Front Runner Series floor machines combine high durability and operator safety with a competitive pricing structure. Minuteman burnishers feature a non–fatigue design and offer a patented Passive Air Management System (PAMS_). PAMS_ keeps Minuteman's popular 1500, 2400, 2600 and 2700 ABS burnishers leading the market, year after year. In addition to high productivity and increased labor savings, Mirage_ propane burnishers offer added depth and greater efficiencies to the Minuteman product line. More powerful and dynamic engines combined with Minuteman's exceptional performance and engineering, deliver some of the most powerful propane burnishers on the market today.

                Indoor/Outdoor Sweepers Sweepers add another dimension to Minuteman's Total Solution product line. High quality, efficient performers, Minuteman's Kleen Sweep_27 and Kleen Sweep_ 35 and the new Kleen Sweep_ 45 are examples of the strength and depth of the Minuteman product line. Kleen Sweep 27 is ideal for machine shops, stock rooms, parks, small yards, parking areas and loading ramps as well as indoors on large carpeted areas. Kleen Sweep 27 is a cost effective option cleaning up to 31,000 sq. ft. per hour. Kleen Sweep 35 covers an area of 55,440 sq. ft. per hour offering easy maintenance, exceptional performance, a dust filter system and efficient ergonomic design. The Kleen Sweep 45 is a compact Rider Sweeper designed for sweeping narrow spaces and reducing maintenance costs and cleaning time. Sweeping a big 84,000 square feet per hour, the Kleen Sweep 45 includes retractable side brooms, a floating self–leveling main brush, hydrostatic drive, drum brakes, low turning radius– 39 inches (1m), a large filter surface area, a convenient large 3.4 cu. ft. hopper which reduces emptying and increases productivity and a fast, efficient operational speed. Kleen Sweep 45 is another powerful example of Minuteman's commitment to outpace the competition and lead the way to providing Total Solutions for customers.

                Critical Filter Vacuums Safe, efficient with absolute filtration. Critical Filter Vacuums require both safety and efficiency. To guarantee efficiency, Critical Filter Vacuums are designed to be easy to use, are available in a wide variety of sizes and are created for specific hazardous waste applications. For example, the 55 Gallon Explosion–Proof Vacuum is designed for use where flammable gases, vapors or finely pulverized dust may be present. The CRV_ Clean Room Vacuum is specifically applicable to Class 1 through Class 100,000 cleanrooms, pharmaceutical labs, gowning areas, air showers, biological labs and computer rooms. The Mercury Vacuum series is designed for the handling and disposing of mercury–based residue. The vacuums are easy to use, available in a wide variety of sizes and are created for specific hazardous waste applications.

                Kleen Sweep 45 Rides in Comfort, Sweeps with Speed and Efficiency. Kleen Sweep 45 rides in comfort, sweeps with speed and offers the efficiency of a larger sweeper at an affordable price. Designed for sweeping narrow spaces and reducing maintenance costs and cleaning time, the Kleen Sweep sweeps an enormous 84,000 square feet per hour. Perfect for small businesses with limited budgets, Kleen Sweep 45 represents Minuteman's customer–focused, ongoing, development of floor care products designed to provide Total Solutions for each customer.

                "Even I was surprised at the durability of the UV Floor Care System and how well it maintains a long–lasting, high, glossy, deep finish."

Mike Rau, Vice–President, Multi–Clean

                Multi–Clean First, In History. First, In Innovation. Chemical Powerhouse Multi–Clean Sales Grow 16%. New Products, Dynamic Sales Force, State–of–the–Art Research, Drive Sales Growth Multi–Clean's aggressive sales performance continues to build on delivering and developing some of the most effective and efficient chemical products for all floor types including resilient tile, hard floors, carpet, concrete and wood. Multi–Clean's edge in the chemical manufacturing industry is evidenced by a 16% solid sales growth in 1999. Steady growth is supported by innovative new products such as the Ultra Violet Floor Care System, Poli–Mirro 450, and through strengthening residual sales of recently introduced products such as Multi–Fresh, Multi–Stat ESD, Bio–Power Plus and the Dilution Control System. Many of these innovative products are examples of a growing target market segment~customers who re–order replacement chemicals for dispensing systems. Continued growth is also made possible through Multi–Clean's long–held dedication to high quality state–of–the–art research and development, where talented chemists and professional engineers are supported by a dynamic sales staff and a senior management team dedicated to delivering the very best floor care available.

                For the second year in a row Multi–Clean's Ultra Violet Floor Care System dazzled the audience at the ISSA show. Multi–Clean's revolutionary Ultra Violet Single Floor Care System dazzled the ISSA Show for the second year in a row. After the initial unveiling at the 1998 ISSA Show, response and interest was immediate from distributors seeking potential distributorships. Assignment of exclusive distributorships is progressing well while enthusiasm for the product continues its unheralded excitement. Shipment of the first product began in September of 1999. Additionally, as distributors clamor to establish themselves as an exclusive distributor, the innovative floor care system generates cross–sell opportunities into new markets such as commercial cleaning contractors and national retail accounts.

                First in History The revolutionary, one–of–a–kind UV–22, Ultra Violet Curing Unit represents the first time in history this unique technology has been introduced to the floor cleaning industry outside a controlled factory environment. The unique Ultra Violet Chemical cures instantly with the specially designed UV–22 machine so you can walk on it immediately. This unique one coat, floor coating delivers a long–lasting wet–look that is resilient and durable with a finish that lasts on tile, wood and concrete.

                Minuteman Parker The Professional Landscapers Choice For Quality and Performance.Minuteman Parker adds depth to Minuteman's customer–focused, Total Solutions package.Minuteman Parker offers a wide variety of lawn, turf and industrial maintenance equipment. Located at Minuteman's Hampshire facility, Parker products include high quality lawn sweepers, litter vacuums, dethatchers, wheeled blowers, chipper shredder vacuums and portable truck loaders. This exciting product line continues to bring diversity and strength to Minuteman by selling its products through, but not limited to, the janitorial and cleaning industries as well as lawn/garden and roofing/paving distribution channels. These additional distribution channels offer Minuteman another avenue through which to answer customer needs and support Minuteman's Total Solution promise to customers. Parker products have been the choice of professional landscapers and discriminating consumers for over a century. Parker's distinguished reputation in the market is well known and continues to add substantial value to the Minuteman brand.

                New! Poli–Mirro 450 Ideal for Gym Floors Poli–Mirro 450 is an exceptional oil modified polyurethane wood floor finish ideal for gym floors. Offering a high solid content, the new product offers superior gloss and durability because a thicker wear layer is applied with each coat. Designed for gym floors and compliance with new Federal VOC Regulations, Poli–Mirro 450 resists black marking and scuffing from athletic shoes and is easily applied.

Operating Officers

Jerome E. Rau

Chairman of the Board &

Chief Executive Officer

Gregory J. Rau

President & Chief

Operating Officer

Thomas J. Nolan

Chief Financial Officer,

Secretary & Treasurer

Michael A. Rau

Vice President

Multi–Clean Division

Dean W. Theobold

Vice President

Manufacturing

Corporate Information

General Counsel

Law Offices of Reynolds & Reynolds, Ltd.

Chicago, Illinois

Independent Auditors

Ernst & Young LLP

Chicago, Illinois

Transfer Agent

ChaseMellon Shareholder Services, L.L.C.

85 Challenger Road, Overpeck Centre

Ridgefield Park, New Jersey 07660

1–800–288–9541 Shareholders Information

1–800–231–5469 TDD (Telecommunications Device for the Deaf)

Stock Listing

Traded over–the–counter on The Nasdaq Stock Market under the symbol "MMAN"

Annual Meeting

April 18, 2000 at 10:00 a.m.

at LaSalle National Bank

135 South LaSalle Street

Forty–third Floor

Conference Room ABC

Chicago, Illinois 60603

Form 10–K

Minuteman International, Inc. will send a copy of its Form 10–K report for fiscal 1999 as filed with the Securities and Exchange Commission upon written request to Thomas J. Nolan, Chief Financial Officer, at the corporate office.

Locations

Corporate Offices and

World Headquarters

Minuteman International, Inc.

111 South Rohlwing Road

Addison, Illinois 60101

(630) 627–6900

Manufacturing Facilities

Minuteman International, Inc.

111 South Rohlwing Road

Addison, Illinois 60101

(630) 627–6900

Minuteman International, Inc.

14N845 U.S. Route 20

Hampshire, Illinois 60140

(847) 683–5210

Minuteman PowerBoss, Inc.

175 Anderson Street

Aberdeen, North Carolina 28315

(910) 944–2105

Multi–Clean, Division of Minuteman

International, Inc.

600 Cardigan Road

Shoreview, Minnesota 55126

(651) 481–1900

Sales Offices

United States

Minuteman International, Inc.

111 South Rohlwing Road

Addison, Illinois 60101

(630) 627–6900

Minuteman Parker

111 South Rohlwing Road

Addison, Illinois 60101

(630) 627–6900

Minuteman PowerBoss

1190 North Villa Avenue

Villa Park, Illinois 60181

(630) 530–0007

Minuteman PowerBoss

27223 North Line Road

Taylor, Michigan 48180

(734) 941–5662

Canada

Minuteman Canada, Inc.

2210 Drew Road

Mississauga, Ontario

Canada L5S 1B1

(905) 673–3222

FAX: (905) 673–5161

Europe

Minuteman European B.V.

Haver Straat 31

2153 GB Nieuw–Vennep

The Netherlands

(31) 252–623000

FAX: (31) 252–623001

Board of Directors

Jerome E. Rau

Chairman of the Board

& Chief Executive Officer

Minuteman International, Inc.

Gregory J. Rau

President

& Chief Operating Officer

Minuteman International, Inc.

Tyll Necker

Chief Executive Officer

Hako–Werke International

GmbH & Co.

Frederick W. Hohage

President

BSH Home Appliances

A Subsidiary of Robert Bosch

Corporation, Sales Group

James C. Schrader, Jr.

President

Precision Enterprises, Ltd.

Frank R. Reynolds

Attorney

Law Offices of Reynolds

& Reynolds, Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

Earnings

                The Company achieved record net sales and net income during 1999. For the year net income increased 20.3% to $4,007,000 or $1.12 per share compared with $3,332,000 or $.93 per share in 1998. Record net sales in 1999 increased 34.7% to $76,060,000 as compared to 1998. This increase was due primarily to the inclusion of twelve months of revenue related to the products of PowerBoss, acquired in November 1998, compared to only one month in 1998. This increase also was attributed to strong domestic sales of commercial products in 1999 as well as a rebound in some international markets, which were depressed in 1998. Gross profit during 1999 as a percent to net sales was 31.1% reflecting lower margins on PowerBoss industrial products but offset in part by higher volume and improved margins on commercial products. As a result, operating income improved 34.8%, from $5,017,000 to $6,763,000, which was reduced by interest expense of $863,000 (related principally to the debt from the PowerBoss acquisition). Included in 1999 other income/expense is the non–recurring gain related to the successful settlement of patent litigation.

                For 1998 net sales increased 5.9% or $3,139,000 in 1998 compared to 1997. The Company's commercial product line substantially all of which is domestically manufactured, increased $836,000 or 1.6% compared to 1997. This increase was due primarily to the favorable response to our product introductions, strong sales across most product lines and was fueled by strong domestic dealer demand, as domestic sales increased 11% over the comparable period. These results were hampered by a decline in international business due primarily to the economic and currency turmoil experienced in the Pacific Rim. Gross profit during 1998 increased as a percent to net sales to 32.0% from 30.8% in 1997. The positive effects of higher volume, combined with cost containment efforts and selective price increases made at the end of 1997 to compensate for vendor price increases, accounted primarily for this increase but were partially offset by the negative impact of product mix changes. Operating profits increased 18% due to these cost containment efforts in spite of increases in the cost of new product introductions and marketing initiatives aimed at gaining market share. The benefits received in other income in 1998 due to the pre–tax gain of $428,000 recognized on the sale of our former Glendale, California warehouse facility during 1998, offset in part by interest expense incurred relative to the net asset purchase of PowerBoss, accounted for the increase in other income compared to 1997.

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

Other Income/Expense

                In 1999 and 1998 the Company incurred interest expense of $863,000 and $196,000 respectively on debt resulting primarily from purchases of inventory and capital expenditures as well as long–term debt resulting from the purchase of the net assets of PowerBoss.

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

                Cash, cash equivalents and short–term investments represented 12.1% and 5.6% of this working capital at December 31, 1999 and 1998, respectively. This increase in 1999 was due primarily to improved collection of receivables during 1999. This increase in 1998 was due to receipts of cash relative to the newly acquired receivables from PowerBoss.

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

Intangible Assets

                Intangible assets represent 10.9% and 12.1% of total assets and 17.5% and 19.9% of shareholders' equity December 31, 1999 and 1998, respectively. These assets were primarily the result of the November, 1998 PowerBoss acquisition (see note C to the consolidated financial statements). The Company does not believe there has been any impairment in this asset at December 31, 1999 and 1998, in accordance with Statements of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long–Lived Assets and for Long–Lived Assets to be Disposed of". If it became probable that the projected future undiscounted cash flows of acquired assets were less than the carrying value of intangible assets, the company would recognize an impairment loss in accordance with the provisions of SFAS no. 121.

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

YEAR 2000 READINESS DISCLOSURE

                In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non–information technology systems and believes those systems successfully responded to the Year 2000 date change. The total costs associated with the Company's Year 2000 remediation was not material to the Company's financial position or results of operation and was funded through operating cash flows. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems, or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the year 2000 to ensure that any latent year 2000 matters that may arise are addressed promptly.

CONSOLIDATED BALANCE SHEETS

	December 31
	1999	1998

ASSETS

CURRENTS ASSETS
Cash and cash equivalents	$322,000	$1,590,000
Short–term investments	3,332,000	1,000
Accounts receivable, less allowances of $469,000 in 1999 and $721,000 in 1998	14,935,000	14,725,000
Due from affiliates	354,000	308,000
Inventories	18,527,000	17,339,000
Prepaid expenses	228,000	187,000
Refundable income taxes	267,000	111,000
Deferred income taxes	420,000	320,000
TOTAL CURRENT ASSETS	38,385,000	34,581,000
PROPERTY, PLANT AND EQUIPMENT
Land	820,000	820,000
Building and improvements	5,983,000	5,983,000
Machinery and equipment	10,866,000	10,548,000
Office furniture and equipment	3,265,000	2,833,000
Transportation equipment	1,472,000	1,191,000
	22,406,000	21,375,000
Accumulated depreciation	(12,993,000)	(11,423,000)
	9,413,000	9,952,000
INTANGIBLE ASSETS–Net of amortization of $442,000 in 1999 and $130,000 in 1998	5,825,000	6,137,000
	$53,623,000	$50,670,000

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Current maturities of long term debt	$1,500,000	$
Accounts payable	3,359,000	3,269,000
Accrued expenses	3,235,000	2,952,000
TOTAL CURRENT LIABILITIES	8,094,000	6,221,000
LONG–TERM DEBT, less current maturities	12,000,000	13,500,000

DEFERRED INCOME TAXES	265,000	175,000

SHAREHOLDERS' EQUITY
Common stock, no–par value
Authorized shares – 10,000,000
Issued and outstanding shares–3,568,385 in 1999 and 1998	6,396,000	6,396,000
Retained earnings	27,060,000	24,624,000
Cumulative foreign currency translation adjustments	(192,000)	(246,000)
	33,264,000	30,774,000
	$53,623,000	$50,670,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31
	1999	1998	1997

Net sales	$76,060,000	$56,485,000	$53,346,000
Cost of sales	52,412,000	38,438,000	36,917,000
Gross profit	23,648,000	18,047,000	16,429,000
Operating expenses
Selling	12,896,000	10,548,000	9,869,000
General and administrative	3,989,000	2,482,000	2,310,000
Operating expenses	16,885,000	13,030,000	12,179,000
INCOME FROM OPERATIONS	6,763,000	5,017,000	4,250,000
Other income (expense)
Interest income	72,000	32,000	53,000
Interest expense	(863,000)	(196,000)	(57,000)
Other – net	316,000	400,000	107,000
Other income (expense)	(475,000)	236,000	103,000
INCOME BEFORE INCOME TAXES	6,288,000	5,253,000	4,353,000
Provision (credit) for income taxes
Current	2,291,000	1,766,000	1,566,000
Deferred	(10,000)	155,000	(60,000)
PROVISION FOR INCOME TAXES	2,281,000	1,921,000	1,506,000
NET INCOME	$4,007,000	$3,332,000	$2,847,000
Net income per common share–basic and diluted	$1.12	$.93	$.80

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

		Years Ended December 31, 1997, 1998 and 1999
				Cumulative
				Foreign
	Common Stock			Currency
	Number of		Retained	Translation
	Shares	Amount	Earnings	Adjustments	Total

BALANCE AT JANUARY 1, 1997	3,568,385	$6,396,000	$21,585,000	$(127,000)	$27,854,000
Dividends (.44 per share)			(1,570,000)		(1,570,000)
Net income			2,847,000		2,847,000
Translation adjustment				(49,000)	(49,000)
Comprehensive income					2,798,000

BALANCE AT DECEMBER 31, 1997	3,568,385	6,396,000	22,862,000	(176,000)	29,082,000
Dividends (.44 per share)			(1,570,000)		(1,570,000)
Net income			3,332,000		3,332,000
Translation adjustment				(70,000)	(70,000)
Comprehensive income					3,262,000
BALANCE AT DECEMBER 31, 1998	3,568,385	6,396,000	24,624,000	(246,000)	30,774,000
Dividends (.44 per share)			(1,571,000)		(1,571,000)
Net income			4,007,000		4,007,000
Translation adjustment				54,000	54,000
Comprehensive income					4,061,000
BALANCE AT DECEMBER 31, 1999	3,568,385	$6,396,000	$27,060,000	$(192,000)	$33,264,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	1999	1998	1997

OPERATING ACTIVITIES
Net income	$4,007,000	$3,332,000	$2,847,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,636,000	1,547,000	1,420,000
Amortization	312,000	39,000	15,000
Deferred income taxes (credit)	(10,000)	155,000	(60,000)
Other	54,000	(70,000)	(49,000)
Changes in operating assets and liabilities:
Accounts receivable and due from affiliates	(127,000)	(2,691,000)	(1,095,000)
Inventories	(1,511,000)	(1,056,000)	(2,805,000)
Prepaid expenses and refundable income taxes	(209,000)	(142,000)	52,000
Accounts payable, accrued expenses and income taxes	579,000	1,126,000	297,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	4,731,000	2,240,000	622,000
INVESTING ACTIVITIES
Purchase of AAR PowerBoss		(11,631,000)
Purchases of property, plant and equipment, net	(1,097,000)	(1,670,000)	(1,946,000)
Purchases of short–term investments	(3,331,000)
Maturities of short–term investments		157,000	1,983,000
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(4,428,000)	(13,144,000)	37,000
FINANCING ACTIVITIES
Proceeds from long–term debt		13,500,000
Dividends paid	(1,571,000)	(1,570,000)	(1,570,000)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(1,571,000)	11,930,000	(1,570,000)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,268,000)	1,026,000	(911,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,590,000	564,000	1,475,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	$322,000	$1,590,000	$564,000

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A – BUSINESS INFORMATION

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

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

                The consolidated financial statements include the accounts of the Company (an Illinois corporation) and its wholly owned subsidiaries, Multi–Clean, Minuteman PowerBoss, Inc., Minuteman Canada, Inc., Minuteman European B.V. and Minuteman International Foreign Sales Corporation. Significant intercompany accounts and transactions have been eliminated in consolidation.

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

Inventories

                Inventories are stated at the lower of cost or market using the last in, first–out (LIFO) method for a majority (1999–54%, 1998–56%) of inventories and the first in, first out (FIFO) method for the remainder. Inventories at December 31, 1999 and 1998 consist of the following:

	1999	1998

Inventories at FIFO cost:
Finished goods	$7,760,000	$7,285,000
Work in process	8,451,000	8,257,000
Raw materials	4,403,000	3,898,000
	20,614,000	19,440,000
Less LIFO reserve	(2,087,000)	(2,101,000)
Total Inventories	$18,527,000	$17,339,000

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

                The Company does not believe there has been any impairment in this asset at December 31, 1999 and 1998, in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long–Lived Assets and for Long–Lived Assets to be Disposed of". If it became probable that the projected future undiscounted cash flows of acquired assets were less than the carrying value of intangible assets, the Company would recognize an impairment loss in accordance with the provisions of SFAS No. 121.

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

Short–Term Investments

                Short–term investments have been categorized as available for sale and are stated at cost, which approximates fair value. Investments, all of which are with domestic commercial banks, include certificates of deposit and Eurodollar and treasury certificates.

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

NOTE C – ACQUISITION

                On November 23, 1998, the Company entered into an Asset Purchase Agreement with AAR PowerBoss, Inc., ("PowerBoss") for the acquisition of substantially all of the net assets and assumption of certain liabilities of PowerBoss. PowerBoss designs, manufactures, and repairs ride–on and walk–behind sweepers and scrubbers for floor and carpet care for use in industrial applications. The cash purchase price, including related acquisition costs, was $11,494,000, after final purchase price adjustment. The acquisition was accounted for as a purchase. Accordingly, the assets and liabilities of the acquired business are included in the Consolidated Balance Sheet at December 31, 1998. The results of PowerBoss's operations are included in the Consolidated Statements of Income from the date of acquisition. The acquisition was financed with borrowed funds from the long–term debt agreement entered into on November 18, 1998 (see Note D). The aggregate consideration has been allocated to the assets of PowerBoss based upon their respective fair market values. The excess of the purchase price over the fair value of the net assets acquired (intangible assets) in 1998 approximated $5,950,000 and is being amortized over 20 years. The unaudited pro forma combined historical results, as if PowerBoss had been acquired at the beginning of the years 1998 and 1997 respectively, are estimated to be:

	1998	1997

Net sales	$74,891,000	$76,105,000
Net Income	2,687,000	2,526,000
Net Income per Common Share	$.75	$.71

                These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated or which may result in the future.

NOTE D – DEBT

Short Term Debt

                The Company entered into an unsecured Line of Credit arrangement for short–term debt with a financial institution which expires in November, 2000. Under the terms of this agreement the Company may borrow up to $5 million on terms mutually agreeable to the Company and the financial institution. There are no requirements for compensating balances or restrictions of any kind involved in this arrangement. At December 31, 1999 and 1998 there were no borrowings outstanding.

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

		1999

Due	2000	$1,500,000
	2001	1,500,000
	2002	1,500,000
	2003	1,500,000
	2004 and thereafter	7,500,000
		13,500,000
	Less current maturities	1,500,000
		$12,000,000

                Interest paid for short–term and long–term debt obligations in 1999, 1998 and 1997 was $847,000, $110,000 and $57,000, respectively.

NOTE E – INCOME TAXES

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

	Deferred Tax Asset (Liabilities)
	December 31
	1999	1998

Accounts receivable allowance	$100,000	$108,000
Property, plant & equipment tax depreciation in excess of book	(230,000)	(175,000)
Accrued expenses & other	285,000	212,000
	$155,000	$145,000

                The effective income tax rate on income taxes differed from the Federal statutory rate as follows:

	1999	1998	1997

Federal statutory rate	34.0%	34.0%	34.0%
State income taxes, net of Federal tax benefit	3.4	3.1	3.7
Foreign Sales Corporation benefit	(2.3)	(1.5)	(2.4)
Research and Development Tax Credits	(1.2)	(.3)	(.6)
Other, net	2.4	1.4	(.1)
	36.3%	36.7%	34.6%

The components of the provision (benefit) for income taxes are:

	1999	1998	1997

Federal	$1,775,000	$1,693,000	$1,200,000
State	450,000	328,000	285,000
Foreign	56,000	(100,000)	21,000
	$2,281,000	$1,921,000	$1,506,000

                The Company paid income taxes of $2,421,000, $1,975,000 and $1,592,000 in 1999, 1998 and 1997, respectively.

NOTE F – FINANCIAL INSTRUMENTS

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

                In 1998, the Company entered into an interest rate swap agreement to obtain a fixed interest rate on variable rate debt and reduce certain exposures to interest rate fluctuations. At December 31, 1999 and 1998, the Company had interest rate swaps with a notional amount of $13,500,000. The swaps will terminate on the same basis as the long–term debt repayment schedule ending November, 2005 (See Note D). The swaps result in fixed rate payments at an effective interest rate of 6.20%. Variable rate payments are based on LIBOR interest rate plus an applicable margin (See Note D).

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

NOTE G – LEASE COMMITMENTS

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

2000	$486,000
2001	322,000
2002	124,000
2003	5,000
$937,000

                Rental expense for operating leases amounted to $451,000, $219,000 and $128,000, in 1999, 1998 and 1997, respectively.

NOTE H – RELATED PARTY TRANSACTIONS

                Hako–Werke GmbH & Co. (a German corporation) owns 69.0% of the outstanding common stock of the Company through a subsidiary.

                The Company sold approximately $1,460,000, $1,403,000 and $1,968,000 of merchandise to Hako Werke and certain of its subsidiaries during 1999, 1998 and 1997, respectively. Amounts due from affiliates, which relate to these sales, are due within 90 days from the date of sale.

NOTE I – EMPLOYEE BENEFIT PLANS

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

NOTE J - QUARTERLY RESULTS OF OPERATIONS

(UNAUDITED)

The Company is restating the following summary of quarterly results of operations for the years ended December 31, 1999 and 1998. The Company determined that it was necessary to restate these results based on a review of the timing of the recording of certain sales transactions on a quarterly basis, which were not consistent with the Company's sales recognition policy. The annual amounts reported remain unaffected.

		Restated		Restated		Restated		Restated
	March	March	June	June	September	September	December	December
	31	31	30	30	30	30	31	31
	(Thousands of dollars, except per share data)
1999

Net Sales	$19,491	$19,053	$20,007	$19,030	$21,110	$20,576	$17,074	$19,023

Gross Profit	5,682	5,518	6,155	5,854	6,333	6,098	5,478	6,178

Net Income	772	679	966	795	1,147	1,011	1,122	1,522

Net Income per common share	$0.22	$0.19	$0.27	$0.22	$0.32	$0.29	$0.31	$0.42

1998

Net Sales	$15,341	$14,558	$14,716	$14,521	$14,189	$13,558	$13,134	$14,743

Gross Profit	4,941	4,637	4,753	4,678	4,350	4,088	4,003	4,644

Net Income	901	727	930	887	954	803	547	915

Net Income per common share	$0.25	$0.20	$0.26	$0.25	$0.27	$0.23	$0.15	$0.25

MARKETS FOR THE COMPANY'S SECURITIES AND RELATED MATTERS

                On March 1, 2000 the last reported sales price of the common stock on the NASDAQ systems was $10.50. The approximate number of holders of common stock was 1100.

                Since 1988 the Board of Directors has declared regular quarterly dividends and the fourth quarter dividend in 1999 represents the forty–fifth consecutive dividend paid to shareholders. Future dividend policy will be determined by the Board of Directors in light of prevailing financial needs and earnings of the Company and other relevant factors.

                The common stock of Minuteman International, Inc. is quoted on The Nasdaq Stock Market and its trading symbol is "MMAN". The following tables set forth for 1999 and 1998 the range of bid prices for the Company's common stock as reported in the NASDAQ systems for the period indicated:

					Dividends
	High		Low Per		Share

1999

1st Quarter	13	3/4	10	1/8	$.11
2nd Quarter	10	1/2	7	3/4	$.11
3rd Quarter	10	1/2	7	1/2	$.11
4th Quarter	10	1/4	7	1/2	$.11

1998

1st Quarter	10	3/4	9	7/8	$.11
2nd Quarter	11	3/4	10		$.11
3rd Quarter	11	3/4	10	3/8	$.11
4th Quarter	12	3/4	9	5/8	$.11

SELECTED CONSOLIDATED FINANCIAL DATA

                See "Management's Discussion and Analysis of Results of Operations and Financial Condition", and "Notes to Consolidated Financial Statements"

	Year Ended December 31,
	1999	1998	1997	1996	1995
	(In thousands, except share and per share data)

INCOME STATEMENT DATA
Net sales	$76,060	$56,485	$53,346	$49,120	$46,300
Cost of sales	52,412	38,438	36,917	33,932	31,957
Gross profit	23,648	18,047	16,429	15,188	14,343
Selling expenses	12,896	10,548	9,869	8,548	8,431
General and administrative expenses	3,989	2,482	2,310	2,207	1,920
Income from operations	6,763	5,017	4,250	4,433	3,992
Interest income (expense), net	(791)	(164)	(4)	54	30
Other, net	316	400	107	486	82
Income before income taxes	6,288	5,253	4,353	4,973	4,104
Income tax expense	2,281	1,921	1,506	1,812	1,280
Net income	$4,007	$3,332	$2,847	$3,161	$2,824

PER SHARE DATA
Cash dividends	$.44	$.44	$.44	$.40	$.40
Net income per common share	1.12	.93	.80	.89	.79
Weighted average number of shares outstanding	3,568,685	3,568,385	3,568,385	3,568,385	3,568,385
BALANCE SHEET DATA
Working capital	$30,291	$28,360	$19,901	$19,184	$17,142
Total assets	53,623	50,670	32,493	30,968	29,500
Long–term debt	12,000	13,500
Shareholders' equity	33,264	30,774	29,082	27,854	26,125

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