Form 10-K/A, Exhibit 13
period 2000-12-31
MINUTEMAN INTERNATIONAL INC
filed 2001-12-21
CIK 810876

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

•         Doubling the size of Minuteman's state-of-the-art Hampshire, Illinois manufacturing plant to 100,000 square feet in 1995

•         Capitalizing on global opportunities, establishing Minuteman Europe's distribution facility in the Netherlands in early 1998 and overseas expansion into more than 40 countries.

•         Positioning Multi-Clean cleaning chemicals division as an autonomous operating entity in 1997.

•         Acquisition of AAR PowerBoss Corporation's complementary line of industrial equipment in 1998.

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

20 Year Summary Net Sales

Minuteman's record setting sales are driven by attention to detail, quality, integrity, value, performance, and leadership. A team effort and dedication to customer needs ensure that Minuteman's steadfast commitments are long-lasting:

•         Maintaining and developing the deepest, most varied product line

•         Nurturing long-held stable customer relationships

•         Continuing to develop innovative cost controls

•         Specific, targeted, marketing and aggressive customer promotions

•         Unmatched customer service

•         State-of-the-art technology, research and product development

•         Insightful, unchallenged leadership

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

Contents
From the President
To Stand for Something
Manufacturing and Engineering Set Stage for Growth
New Laser Cutter Adds State-of-the-Art Technology
An Eye to the Future—The Oracle System
Aggressive New Products
Multi-Clean Innovation
Minuteman Parker Reliability and Quality
Financial Report
Locations and Corporate Information

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

Consolidated Statements of Income

	Year Ended December 31
	2000	1999	1998
Net sales	$85,195,000	$77,682,000	$57,380,000
Cost of sales	58,913,000	54,034,000	39,333,000
Gross profit	26,282,000	23,648,000	18,047,000

Operating expenses
Selling	14,202,000	12,896,000	10,548,000
General and administrative	4,423,000	3,989,000	2,482,000
Operating expenses	18,625,000	16,885,000	13,030,000
Income From Operations	7,657,000	6,763,000	5,017,000
Other income (expense)
Interest income	202,000	72,000	32,000
Interest expense	(810,000)	(863,000)	(196,000)
Other - net	129,000	316,000	400,000
Other income (expense)	(479,000)	(475,000)	236,000
Income Before Income Taxes	7,178,000	6,288,000	5,253,000

Provision (credit) for income taxes
Current	2,752,000	2,291,000	1,766,000
Deferred	(100,000)	(10,000)	155,000
Provision For Income Taxes	2,652,000	2,281,000	1,921,000
Net Income	$4,526,000	$4,007,000	$3,332,000
Net income per common share--basic and diluted	$1.27	$1.12	$.93

See notes to consolidated financial statements.

Consolidated Balance Sheets

	December 31
	2000	1999
Assets
Current Assets
Cash and cash equivalents	$975,000	$332,000
Short-term investments	2,696,000	3,332,000
Accounts receivable, less allowances of $562,000 in 2000 and $469,000 in 1999	15,897,000	14,935,000
Due from affiliates	604,000	354,000
Inventories	18,831,000	18,527,000
Prepaid expenses	224,000	228,000
Refundable income taxes	312,000	267,000
Deferred income taxes	565,000	420,000
Total Current Assets	40,104,000	38,385,000
Property, Plant and Equipment
Land	820,000	820,000
Building and improvements	6,294,000	5,983,000
Machinery and equipment	11,735,000	10,886,000
Office furniture and equipment	3,550,000	3,265,000
Transportation equipment	1,060,000	1,472,000
	23,459,000	22,406,000
Accumulated depreciation	(14,250,000)	(12,993,000)
	9,209,000	9,413,000
Intangible Assets--Net of amortization of $754,000 in 2000 and $442,000 in 1999	5,513,000	5,825,000
	$54,826,000	$53,623,000
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Current maturities of long term debt	$1,500,000	$1,500,000
Accounts payable	2,574,000	3,359,000
Accrued expenses	3,366,000	3,235,000
Total Current Liabilities	7,440,000	8,094,000
Long-Term Debt, less current maturities	10,500,000	12,000,000
Deferred Income Taxes	310,000	265,000
Shareholders' Equity
Common stock, no-par value Authorized shares - 10,000,000 Issued and outstanding shares- 3,568,385 in 2000 and 1999	6,396,000	6,396,000
Retained earnings	30,408,000	27,060,000
Cumulative foreign currency translation adjustments	(228,000)	(192,000)
	36,576,000	33,264,000
	$54,826,000	$53,623,000

See notes to consolidated financial statements.

Consolidated Statements of

Shareholders' Equity

	Years Ended December 31, 1998, 1999 and 2000
	Common Stock			Cumulative Foreign
	Number of		Retained	Translation
	Shares	Amount	Earnings	Adjustments	Total
Balance at January 1, 1998	3,568,385	$6,396,000	$22,862,000	$(176,000)	$29,082,000
Dividends (.44 per share)			(1,570,000)		(1,570,000)
Net income			3,332,000		3,332,000
Translation adjustment				(70,000)	(70,000)
Comprehensive income					3,262,000
Balance at December 31, 1998	3,568,385	6,396,000	24,624,000	(246,000)	30,774,000
Dividends (.44 per share)			(1,571,000)		(1,571,000)
Net income			4,007,000		4,007,000
Translation adjustment				54,000	54,000
Comprehensive income					4,061,000
Balance at December 31, 1999	3,568,385	6,396,000	27,060,000	(192,000)	33,264,000
Dividends (.33 per share)			(1,178,000)		(1,178,000)
Net income			4,526,000		4,526,000
Translation adjustment				(36,000)	(36,000)
Comprehensive income					4,490,000
Balance at December 31, 2000	3,568,385	$6,396,000	$30,408,000	$(228,000)	$36,576,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31
	2000	1999	1998
OPERATING ACTIVITIES
Net income	$4,526,000	$4,007,000	$3,332,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,666,000	1,636,000	1,547,000
Amortization	312,000	312,000	39,000
Deferred income taxes (credit)	(100,000)	(10,000)	155,000
Other	(36,000)	54,000	(70,000)
Changes in operating assets and liabilities:
Accounts receivable and due from affiliates	(1,212,000)	(127,000)	(2,691,000)
Inventories	(304,000)	(1,511,000)	(1,056,000)
Prepaid expenses and refundable income taxes	(41,000)	(209,000)	(142,000)
Accounts payable, accrued expenses and income taxes	(654,000)	579,000	1,126,000
Net Cash Provided by Operating Activities	4,157,000	4,731,000	2,240,000
Investing ACTIVITIES
Purchase of AAR PowerBoss			(11,631,000)
Purchases of property, plant and equipment, net	(1,462,000)	(1,097,000)	(1,670,000)
Purchases of short-term investments		(3,331,000)
Maturities of short-term investments	636,000		157,000
Net Cash Used in Investing Activities	(826,000)	(4,428,000)	(13,144,000)
Financing ACTIVITIES
Proceeds from long-term debt			13,500,000
Payment of long-term debt	(1,500,000)
Dividends paid	(1,178,000)	(1,571,000)	(1,570,000)
Net Cash Provided by (Used in) Financing Activities	(2,678,000)	(1,571,000)	11,930,000
Increase (Decrease) in Cash and Cash Equivalents	653,000	(1,268,000)	1,026,000
Cash and Cash Equivalents at Beginning of Year	322,000	1,590,000	564,000
Cash and Cash Equivalents at End of Year	$975,000	$322,000	$1,590,000

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

Inventories

Inventories are stated at the lower of cost or market using the last-in, first-out (LIFO) method for a majority (2000-51%, 1999-54%) of inventories and the first-in, first-out (FIFO) method for the remainder. Inventories at December 31, 2000 and 1999 consist of the following:

	2000	1999
Inventories at FIFO cost:
Finished goods	$8,216,000	$7,760,000
Work in process	8,562,000	8,451,000
Raw materials	4,108,000	4,403,000
	20,886,000	20,614,000
Less LIFO reserve	(2,055,000)	(2,087,000)
Total Inventories	$18,831,000	$18,527,000

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

Due	2001	$1,500,000
	2002	1,500,000
	2003	1,500,000
	2004	1,500,000
	2005 and thereafter	6,000,000
		12,000,000
Less current maturities		(1,500,000)
Total		$10,500,000

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

	Deferred Tax Asset (Liabilities)

	December 31
	2000	1999
Accounts receivable allowance	$133,000	$100,000
Property, plant & equipment tax depreciation in excess of book	(240,000)	(230,000)
Accrued expenses & other	362,000	285,000
	$255,000	$155,000

The effective income tax rate on income taxes differed from the Federal statutory rate as follows:

	2000	1999	1998
Federal statutory rate	34.0%	34.0%	34.0%
State income taxes, net of Federal tax benefit	3.3	3.4	3.1
Foreign Sales
Corporation benefit	(2.1)	(2.3)	(1.5)
Research and Development Tax Credits	(.7)	(1.2)	(.3)
Other, net	2.4	2.4	1.4
	36.9%	36.3%	36.7

The components of the provision (benefit) for income taxes are:

	2000	1999	1998
Federal	$2,049,000	$1,775,000	$1,693,000
State	530,000	450,000	328,000
Foreign	73,000	56,000	(100,000)
	$2,652,000	$2,281,000	$1,921,000

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

2001	$688,000
2002	686,000
2003	573,000
2004	275,000
2005	98,000
$2,320,000

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

NOTE K - QUARTERLY RESULTS OF OPERATIONS

(UNAUDITED)

The Company is restating the following summary of quarterly results of operations for the years ended December 31, 2000 and 1999. The Company determined that it was necessary to restate these resultsbased on a review of the timing of the recording of certain sales transactions on a quarterly basis, which were not consistent with the Company's sales recognition policy. The annual amounts reported remain unaffected.

		Restated			Restated		Restated		Restated
	March	March	June		June	September	September	December	December
	31	31	30		30	30	30	31	31
2000	(Thousands of dollars, except per share data)

Net Sales	$23,083	$22,731	$22,461		$21,713	$22,361	$21,143	$17,290	$19,608

Gross Profit	7,047	6,900	6,884		6,642	6,826	6,357	5,525	6,383

Net Income	1,063	979	1,113		976	1,304	1,036	1,046	1,535

Net Income per common share	$0.30	$0.27	$0.31		$0.28	$0.37	$0.29	$0.29	$0.43

1999

Net Sales	$19,491	$19,053	$20,007		$19,030	$21,110	$20,576	$17,074	$19,023

Gross Profit	5,682	5,518	6,155	a)	5,854	6,333	6,098	5,478	6,178

Net Income	772	679	966		795	1,147	1,011	1,122	1,522

Net Income per common share	$0.22	$0.19	$0.27		$0.22	$0.32	$0.29	$0.31	$0.42

a)The amount originally reported for Gross Profit for June 30,1999 was improperly listed as $6,115 due to typographical error.

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

The common stock of Minuteman International, Inc. is quoted on The Nasdaq Stock Market and its trading symbol is "MMAN". The following tables set forth for 2000 and 1999 the range of bid prices for the Company's common stock as reported in the NASDAQ systems for the period indicated:

			Dividends
	High	Low	Per Share
2000
1st Quarter	10 1/2	8	$.11
2nd Quarter	10	7 5/8	$.07
3rd Quarter	9	7 1/2	$.07
4th Quarter	9 1/4	7 7/8	$.08

1999
1st Quarter	13 3/4	10 1/8	$.11
2nd Quarter	10 1/2	7 3/4	$.11
3rd Quarter	10 1/2	7 1/2	$.11
4th Quarter	10 1/4	7 1/2	$.11

Selected Consolidated Financial Data

See "Management's Discussion and Analysis of Results of Operations and Financial Condition", and "Notes to Consolidated Financial Statements" These amounts have been restated to reflect reclassifications per Note B.

	Year Ended December 31,
	2000	1999	1998	1997	1996
	(In thousands, except share and per share data)
Income Statement Data
Net sales	$85,195	$77,682	$57,380	$54,212	$49,886
Cost of sales	58,913	54,034	39,333	37,783	34,698
Gross profit	26,282	23,648	18,047	16,429	15,188
Selling expenses	14,202	12,896	10,548	9,869	8,548
General and administrative expenses	4,423	3,989	2,482	2,310	2,207
Income from operations	7,657	6,763	5,017	4,250	4,433
Interest income (expense), net	(608)	(791)	(164)	(4)	54
Other, net	129	316	400	107	486
Income before income taxes	7,178	6,288	5,253	4,353	4,973
Income tax expense	2,652	2,281	1,921	1,506	1,812
Net income	$4,526	$4,007	$3,332	$2,847	$3,161

Per Share Data
Cash dividends	$.33	$.44	$.44	$.44	$.40
Net income per common share	1.27	1.12	.93	.80	.89

Weighted average number of shares outstanding	3,568,385	3,568,685	3,568,685	3,568,385	3,568,385
Balance Sheet Data

Working capital	$32,664	$30,291	$28,360	$19,901	$19,184
Total assets	54,826	53,623	50,670	32,493	30,968
Long-term debt	10,500	12,000	13,500
Shareholders' equity	36,576	33,264	30,774	29,082	27,854

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