Form 10-K, Exhibit 13
period 2001-12-31
MINUTEMAN INTERNATIONAL INC
filed 2002-03-22
CIK 810876

EXHIBIT 13

Made in the U.S.A.

2001 ANNUAL REPORT

Minuteman International, Inc.

VISION, EXPERTISE AND INSIGHTFULNESS LEAVE PERMANENT
MARK ON THE HAKO FAMILY

Dr. h.c. Tyll Necker, late member of the Board of Directors for Minuteman International and CEO of Hako-Werke International GmbH of Bad Oldesloe, Germany, leaves an indelible mark on the Minuteman and Hako family through insightfulness, warmth and important contributions to the industry.

Dr. h.c. Tyll Necker 1930-2001

Up until his untimely death in March 2001, Dr. Necker was also a founding member of the Board of Directors for Minuteman and served the company as a Director since June
1980.

Gregory J. Rau, President and Chief Executive Officer of Minuteman, said, “Dr.
Necker’s warm personality, his many important contributions and his insightful advice will always be appreciated by everyone
connected with the Minuteman family.”  Rau noted that, “we will respectfully use his philosophical and economic tenets to guide us
in the years ahead.”

21 Year Summary Net Sales

Minuteman’s success is consistently driven by attention to detail, quality, integrity, value, performance, and leadership.  Sales are the result of an employee and management team that recognizes the importance of a unified effort to reach a focused goal and to provide the best floor cleaning equipment and chemicals to meet our specific customer needs.

Minuteman’s steadfast commitments are long-lasting:
• Maintaining and developing the most varied product line
• Nurturing long-held, stable customer relationships
• Continuing to develop innovative cost controls
• Targeted marketing and aggressive customer promotions
• Unmatched customer service
• State-of-the-art technology, research and product development
• Insightful leadership

Contents
From the President
Character Indeed
In a Time of Crisis, Minuteman Steps Up to the Challenge
dynamic synergy for minuteman
Minuteman PowerBoss and Elgin Sweeper Join Forces to Create a Unique and Exciting New Product Offering
MINUTEMAN ENGINEERS AND PROFESSIONAL PRODUCT DESIGNERS
An Explosion of New Products
Minuteman’s Full Line of Dynamic, Trend-Setting, Powerful Floor Care Products
Financial Report
Locations and Corporate Information

Minuteman International, headquartered in the Chicago suburb of Addison, Illinois, is a full-line manufacturer
of commercial and industrial vacuums and floor and carpet care equipment, chemical cleaning and coating
products under the Multi-Clean brand, litter vacuums, and lawn sweeping equipment under the Minuteman Parker label, and rider-operated floor surface maintenance equipment under the PowerBoss line.

Mission Statement
A Steadfast Commitment to Our Customers.
The core of Minuteman International is anchored by a single, straightforward vision — to deliver exceptional floor cleaning equipment and chemicals combined with a single-
minded focus to anticipate and answer our customers’ needs.  Answering those needs is just the beginning of a performance-driven philosophy to help our distributors maximize profit and provide outstanding service, products and training to each Minuteman customer.  That philosophy is combined with the ongoing development of new and more cost effective methods of manufacturing and product design to keep our customers on the leading edge of floor care technology.

from the president

To Our Shareholders,
The weakness in the general economy during 2001 was a significant influence on
Minuteman International’s operating results for the year.  Despite reduced sales and profits, we were encouraged by noticeable improvement in the fourth quarter.  And we are hopeful that a number of initiatives undertaken during the year will lead to further recovery in 2002.
Fourth Quarter Shows Improvement
Throughout 2001, Minuteman instituted initiatives designed to reduce expenses as revenues eased.  These actions included:
     • reducing employment by about 5% of the workforce,
     • freezing wages and hirings, and
     • selective plant shutdowns for temporary periods.
This should position the Company to increase its profit
margins as demand revives in the recovering economy.
The effect of these initiatives was evident by year end, with the fourth quarter of 2001 showing a 3.5 percent gain in net income over the fourth quarter of 2000, as restated.

This compared with a 28.5 percent decline in net income for the full year 2001 versus
2000, as restated.  Sales in 2001 fell 9.3 percent from 2000.
The decline in profitability for the year 2001 was significantly affected by the economy’s weakness and the strength of the dollar against foreign currencies.  Minuteman receives about 20 percent of its revenue from more than 40 foreign
countries.  The profit improvement in the fourth quarter was, in part, a reflection of the cost-containment measures and better demand stimulated by the addition of more customers and new products.
For the fourth quarter of 2001, net income rose to $1,686,000, or $.47 per share from
$1,629,000, or $.45 per share for the final quarter of 2000, as restated.  Sales for the fourth quarter of 2001 were down 7.7% to $18,107,000
versus $19,608,000 for the same quarter a year ago.  Results in the fourth quarter of 2001 were affected by certain
year-end adjustments to inventory and various accruals, which increased net income by
$593,000 or $.17 per share
in the fourth quarter.

In addition, the Company’s financial statements reflect adjustments in 2001 that increased net income $73,000 or $.02 per share as a result of the following:
     • The 2001 interim results have been restated to reflect the adjustments necessary under Statement of Financial Standards No. 133, “Accounting for Derivative Instruments
and Certain Hedging Activities,” adopted
by Minuteman as of January 1, 2001, which had not been previously recorded.  The effect of this adjustment was to reduce net income for 2001 by $278,000 or
$.08 per share.  During the first nine months of 2001
the reduction to net income related to this restatement was $355,000 or $.10 per share.
     • In preparing the year-end financial statements, we
discovered that we had been incorrectly recording an amount to eliminate intercompany profit in inventory since the first quarter of 1999.  As a result, inventory had been understated each quarter since the first quarter of 1999 with a corresponding overstatement of cost of goods sold.  We have restated previously issued annual financial statements for 2000 and 1999, as well as the quarterly results from the first quarter of
1999 through the third quarter of 2001, to adjust for this accounting error net of the related impact on income taxes.  The effect of this adjustment was to increase net income for 2001 by $351,000 or $.10 per share. During the first nine months of 2001 net income was increased by $283,000 or $.08 per share.  Additionally, this increased net income by
$373,000 and $335,000 or $.10 and $.09 per share for the years ended December 31,
2000 and 1999, respectively.
SEC & Nasdaq Investigations
In November, 2001, the Securities and Exchange Commission (“SEC”) issued a formal order of investigation of Minuteman International.  We have been fully cooperating with the SEC by producing documents and providing
testimony from various employees.  In December, 2001, Minuteman was requested by the Nasdaq Stock Market (Nasdaq) to supply information in connection with Nasdaq’s responsibilities to ensure ongoing compliance of issuers with the requirements for inclusion on the Nasdaq.  We provided the requested documents and have cooperated fully with Nasdaq.  Minuteman believes that the investigations relate to the recognition of revenue in the results of operations for its interim periods. As previously reported, our Company
determined that it was necessary to restate interim results
based on a review of the timing of the recording of certain
sales transactions that were not consistent with Minuteman’s sales recognition policy.
Accordingly, we restated our interim results for the period ended March 31, 2001 and each of the first three quarters
in the years 2000 and 1999.  The restatements include the deferral of certain sales from the reporting period in which
the sales were originally recorded to the reporting period
in which the sales would be properly recorded under our Company’s sales recognition policy.  The investigations have not been completed and neither the SEC nor Nasdaq has informed Minuteman of any intended action.  Consequently, we cannot predict the outcome of the investigations or assess their ultimate impact on Minuteman.
New Products Should Aid 2002
Among the new products making their debut in 2001 was
the biohazard vacuum the Company designed at the request
of the United States Postal Service (USPS) for the remediation, removal and containment of hazardous molds, anthrax dust and viral particulates.  This creation has led to multiple orders from the USPS.  The Bio-Haz Vac joins the Minuteman family of critical filter vacuums.
Another innovative initiative involved Minuteman’s PowerBoss division entering into a production and marketing venture
with Elgin Sweeper Company to develop and market the new “LitterBossTM” riding litter vacuum/sweeper.  This will combine PowerBoss’ strength in the industrial and outdoor markets with Elgin’s leadership position in selling to government and municipal users.
Also slated for introduction in 2002 will be a series of compact riding floor scrubbers, an updated battery-powered burnisher, and two machines — a wide-area carpet-care unit with an enclosed bag for specific cleaning applications and a mid-sized walk-behind scrubber
— previously not marketed in the Minuteman line.

These new products feature sleeker styling, simpler and more ergonomically designed control panels, better manufacturing methods and shorter delivery times.
Financial Condition and Outlook
Minuteman has sufficient capital resources and remains in a strong financial position to meet business and liquidity needs
as they arise.  In 2001, the Company improved its net cash
provided by operations to $6.6 million from $4.2 million in 2000, as restated.  At
December 31, 2001, Minuteman had working capital of $35.5 million, its highest ever, representing
a current ratio of 5.4 to 1, due primarily to reduced inventories and lower capital spending.  Shareholders’ equity rose to $39.6 million for 2001 from $37.3 million for
2000, as restated.
Minuteman International paid its 54th consecutive quarterly cash dividend on February
15, 2002 to shareholders of record on January 31, 2002.  The payment was in the amount of nine cents per share.

Looking to the new year, management is cautiously optimistic that the cost-containment trends noted in the latter months of 2001 will continue into 2002.  We see external factors probably playing a diminished role; factory orders for durable goods rose again in
January, the third increase in the last four months
and the most recent sign that the manufacturing sector might be beginning to pull out of its slowdown.  I should caution shareholders, however, that, because of a strong showing of net sales in the opening months of 2001, the first half of the current year will be made difficult by comparison.  But we are optimistic that if the economy recovers in the second half there should be greater demand for our enhanced product line and benefits from the leveraged effects of the Company’s increased efficiencies should be achieved.
Sincerely,

Gregory J. Rau

President and Chief Executive Officer

March 15, 2002

CHANGED FOREVER—
A NATION SHOWS ITS CHARACTER
History will tell us that in order to understand today and shape the future, you must recognize and study the past.  On September 11, 2001, the history of the United States and the shape of its future were changed, in one instant, forever.  For the families and survivors of those terrorist acts, a lifetime of study and reflection will not sooth their anguish.  For the people of the United States, a study of our unique forefathers who founded this nation on the simple truths of dignity, justice and inalienable human rights, helped us recognize and ignite our unkindled, innate belief that we are indivisible—
that we will not suffer the crimes of injustice with quiet fury, but will stand, united, against this new affront to a free nation.
Character, Indeed.
MADE IN THE USA
In A Chaotic Economic Environment, Minuteman Responds with Prudence and Sticks
With What They Do Best— Manufacturing Made in the USA.
As the floor care industry struggled to recover from a year-long general weakness in the economy, the prolonged strength of the dollar versus foreign currencies and the September 11th attacks, which seriously magnified ongoing economic pressures, Minuteman operated with prudence in three succinct areas: offsetting reduced demand from commercial and industrial customers with reduction
in employment, a freeze on wages and hirings and selective plant shutdowns for temporary periods.  These and other administrative

and general expense cost-control efforts continued to allow Minuteman to remain profitable despite the downturn in sales.  However, the year ending 12/31/01 reflected a shaken and
compromised economy, uncertain consumer confidence and an industry yet to see signs of recovery.  As a result, net income in 2001 for the Company was $3,505,000, or $.98 per share, compared with $4,899,000, or $1.37 per share for 2000, as restated.  Sales in
2001 were $77,293,000 versus $85,195,000 for 2000.  While sales fell short of the record performance of 2000, the Company continued
to react with a multi-layered strategy aimed at stringent control of variable costs while enacting more aggressive selling efforts to win
a greater share of the available market.  These efforts will favorably position Minuteman for the short and long-term future.
MANUFACTURING MADE IN THE USA
As mentioned in Forbes Magazine’s “200 Best Small Companies
in America in 2000*,” Minuteman continues to show that it is a
“gritty survivor,” even in challenging economic environments.  For example, the
Company remains dedicated to manufacturing and
producing products primarily in the United States and is focused on active strategies that will return Minuteman to growth and steady
profitability in the recovering economy.  For example, cost effective, high quality, in-
house rotational molding is now possible at Minuteman.  This means that molding components previously being purchased
from an outside supplier are currently molded at Minuteman’s Hampshire plant.  Under the skilled leadership of professionals with over 32 years combined experience in the industry, this department produces a wide variety of shapes and sizes such as solution tanks
to support various Minuteman lines.  Minuteman benefits from the substantial cost savings in product and freight, as well as the direct control over quality and innovative, timely product design updates.
In addition, Minuteman continues to focus on design, engineering and product development which yielded a number of new products that made their debut at the October 2001 International Sanitary Supply Association trade show.
*Forbes Magazine, October 30,2000 issue

Unbridled Dedication.  United by a common emotional stake, Minuteman employees recognize difficult and uncertain times and bind together.
CHARACTER INDEED
In a Time of Crisis, Minuteman Steps Up to
the Challenge

US Government Environmental Procurement Special Task Force Develops New
General Cleaning Practices For Post Offices Nationwide.

Minuteman Designs Bio-Haz Vacuum
In response to continued Anthrax threats, the United States Postal Service convened a special task force to protect and support their employees from further environmental hazards.  Their charge was to change the Postal facilities existing general cleaning practices from standard dust mopping

procedures, to a system that would contain dust and protect employees.  As a result, a request for feasible solutions was delivered nationwide to floor cleaning manufacturers
experienced with HEPA (High Efficiency Particulate Air) filters.   In late Fall,
Minuteman, along with several other manufacturers, met with the USPS (United States
Postal Service) task force
in Maryland to discuss future general cleaning guidelines
and to eliminate further risk to Postal employees.  Minuteman met the challenge by developing and delivering an immediate solution for the government to provide for the general cleaning needs at their facilities nationwide.
Genuine Commitment
United by a sense of patriotism, Minuteman employees
recognized the difficulty facing the Postal System, the nation and Minuteman in difficult and uncertain times.  As a team, their commitment to providing a timely, customized solution to the United States Postal Service was genuine. Fortunately, Minuteman was one of the key suppliers to handle the
government’s specific needs in a time of crisis.  With established research and development protocols in place, a broad comprehensive knowledge of critical filter vacuums and
well-tuned, experienced manufacturing lines, the Company was able to react quickly and handle a difficult assignment.
The Minuteman Solution:  Bio-Haz Vac
The new Bio-Haz Vac, is designed to be easy to use, powerful and specifically engineered for the remediation of hazardous molds including stachybotrys colonies, aspergillus spores, penicillium spores and for the removal and containment of “Anthrax”
dust and viral particulate collection, through five filter media.  In addition to a quick reaction time, Minuteman engineers went one step further and included a ULPA (Ultra
Low Particulate Air) filter in the Bio-Haz Vac that provides a level of 99.999% efficiency at 0.12 micron size particulates, an even higher level of efficiency that a standard HEPA filter.  This allows the Bio-Haz Vac to meet future USPS goals and

Bio-Haz Vac

Aggressive, Powerful, Safe Removal and Containment of Anthrax Dust, Hazardous
Molds and Viral Particulates.

efficiently vacuum smaller viral particulates, such as smallpox, as well as other health threatening viral particulates. The
Bio-Haz Vac is also the perfect choice for the decontamination of suspicious envelopes and parcels.
As a result, Minuteman International was able to help the
US Postal Service change its directive regarding safe cleaning procedures.  New postal facility guidelines ban dust mopping and sweeping, therefore keeping dust and particulates
contained to protect employees.

DYNAMIC NEW SYNERGY
FOR MINUTEMAN
Elgin Sweeper and Minuteman PowerBoss Join Forces to Create a Unique and Exciting
New Product Offering
Innovative, Performance Driven and Cost Effective
Minuteman PowerBoss took a synergistic approach to creating a total product offering that utilized the strengths of two experienced corporations — Minuteman and Elgin
Sweeper Company.  This unusual partnership integrated the unique expertise from both corporations to develop the new “LitterBossTM” riding litter vacuum/sweeper.  The decision
to partner with Elgin in jointly marketing the LitterBossTM
was the result of careful evaluation of strategic markets. Minuteman’s design and manufacturing capabilities combined with Elgin’s outdoor vacuum technology and distribution channels produced a strong and powerful synergy.  The strength of the partnership will also be recognized in the
versatility of the two corporation’s mutual distribution
channels.  For Minuteman, the added distribution
network will help the company gain footholds against the competition in the grounds and turf maintenance markets — while Elgin will continue its strength in selling to the government and municipal funded end-user base.
PowerBoss Concentrates Efforts on New Projects
Thanks to the utilization of joint engineering and prototype resources on the
LitterBossTM project, PowerBoss engineering has also been able to concentrate their efforts on the
completion of three new exclusive PowerBoss projects:
a new series of double scrubbers, the 4000 battery sweeper/ scrubber and the War Pony
(the new generation of PowerBoss sweeper/scrubbers). In addition, the manufacturer of rider operated industrial floor/surface maintenance equipment located in North Carolina, continued its strong sales and
earnings performance.  The potential for stronger earnings continues as PowerBoss’
higher priced equipment, with
traditionally longer selling cycles, begins to payoff.  Minuteman continues to emphasize its commitment to quality and the continued successful growth of PowerBoss by continuing to invest in manufacturing efficiencies at the PowerBoss facility.  Plans also include implementing the
business software Oracle early in 2003 and ISO 9001 Certification procedures.

MINUTEMAN parker®
Parker Adds Depth to Minuteman’s Full Line
of Customer Focused Products
The professional
landscapers choice
for quality and
performance, Minuteman Parker® adds depth to Minuteman’s wide variety of lawn,

turf and industrial maintenance equipment.  Located at Minuteman’s Hampshire facility,
Minuteman Parker® products include high quality lawn sweepers, litter vacuums, dethatchers, wheeled blowers, chipper shredder
vacuums and portable truck loaders.  This exciting product
line continues to bring diversity and strength to Minuteman
by selling its products through, but not limited to, the
janitorial and cleaning industries as well as lawn/garden
and roofing/ paving distribution channels.  These additional distribution channels offer
Minuteman another avenue through which to answer customer needs and to cross-sell additional products.  Minuteman Parker’s® distinguished
reputation in the market is well known and adds substantial value to the Minuteman brand.

increasing strength in product depth and breadth
An Explosion of New Products

Engineering and Product Development Lead New Products Designed to More
Completely serve Existing Customers and Expand into New Markets.

The year 2001 ignited an explosion of new products and product enhancements to benefit customers through cost savings, more durable, long-lasting products and better, more efficiently designed products.  Seven new pieces of equipment, including three for the industrial market, plus innovative chemical products entered the marketplace with keen interest from customers and distributors.  These include a series of compact riding floor scrubbers, a mid-
sized walk-behind machine of a size and price configuration
never before in the Minuteman catalog, an updated battery-
powered burnisher at an economical price and a wide-area carpet care unit with an enclosed bag for specific cleaning applications previously not addressed in the
Minuteman line.
Minuteman International continues to increase the strength of its product line and maintain the frontrunner position that the company has earned throughout the past several years through unique, direct-control-over-design, production, product updates, manufacturing technologies, distribution and quality control, as well as new cost-
containment efforts.  New products feature exciting changes such as sleek styling, simpler and more ergonomically designed control panels, better methods of production and manufacturing, as well
as shorter delivery times.

                Minuteman Engineers and Professional Product Designers
                Technologically savvy and dedicated engineers work on specific categories of machines which are used for distinct
                product applications such as:  carpet, hard floors and concrete.  These highly trained, specialized engineers work with
                one goal in mind — to design a product in the most efficient way that performs at
Minuteman’s high quality standards                               and meets customer needs.  Minuteman’s

team combines field data with CAD-CAM technology, over 22 individual U.S.
                                patents and 9 International patents, ISO 9001 Certification and new cost-effective methods of manufacturing.

MPV®-31 WIDE AREA VACUUM
Exceptional Performance Over Large Carpeted Areas
with Powerful Suction
Minuteman’s MPV®-31 Wide Area Vacuum commands
powerful suction to clean large carpeted spaces with efficiency, speed, effortless maneuverability and quiet operation.  Durably constructed of rotationally molded polyethylene, the MPV®-31 will endure the rigors of heavy use and action.  Lightweight design combined with powerful brush action enables the MPV®-31 to glide across carpet with ease and delivers
impressive powerful results.  Sweeping a wide 28” path,
the MPV®-31 cleans up to 25,000 sq. ft. per hour and
greatly reduces labor time.  In addition the MPV-31 features the Clean Air Filtration
System which provides 95% filtration
efficiency at 5 microns and easily changes from a 4 to 5
stage filter system with optional cloth filter.  Minuteman’s new wide area vacuum digs down to clean even the most difficult
carpeted applications.
240X Series
Automatic scrubber
Sleek, Powerful and Compact, the 240X Series
Delivers User-Friendly Control
The 240X Series Automatic Floor Scrubber is a durable highly maneuverable and user-
friendly 24” automatic floor scrubber.  The sleek and compact 240X delivers maximum efficiency and productivity in large, high traffic areas as it wet scrubs and dry vacuums in one pass.  Designed with efficiency,
convenience and easy operation
in mind, the 240X features a simple operator-friendly control panel and individual forward and reverse
bail levers.  The large 20 gallon
solution/recovery tanks of the
240X utilizes Minuteman’s patented Maxi-WallTM bladder which is designed to maximize capacity
and performance.  The 240X’s heavy-duty battery packs provide extended running time and increased productivity, while the 24” offset scrub head allow cleaning in tight areas and corners.  Quick and easy pad or brush replacement is possible thanks to the design of the Quick-Release spring-loaded lever.  The 240X
is the right choice for any high volume traffic, tough-to-clean floor area.

LuminaTM 20
battery burnisher
Optimum Airflow Performance
Minuteman’s new LuminaTM 20 Battery Burnisher utilizes state-of-the-art technology and Minuteman’s exclusive patented PAMS® (Passive Air Management System) Dust
Control System.  PAMS® helps to reduce
the need for dust mopping after burnishing by capturing finish compound and dust particles.  This powerful combination
provides high productivity, dust control, and increased labor savings, all in a quiet, traction drive battery burnisher.  The LuminaTM 20 features a 20” burnishing pad, with pad driver speeds up to 2600 rpms and a 2.5 hp pad drive motor.  This sturdy ergonomically-designed machine features a Multi-Flex® pad driver which adjusts to the highs and lows of the floor while retarding pad growth.  High productivity, dust control and increased labor savings continue to make a quiet,
traction drive battery burnisher ideal for use in hospitals, nursing homes, schools, office buildings and environments that require a high productivity burnisher.

SCV28/32 Rider scrubber
An Agile, Compact Powerhouse Rider Scrubber
Despite this rider scrubber’s compact size, the versatile Minuteman SCV28/32 is packed with power and versatility.  Maneuvering through tight spaces with ease, the SCV28/32 scrubs a 28” path, cleaning up to 40,500 sq. ft. per hour (44,000 sq. ft. per hour with 32” path) while the operator rides
in complete comfort.  In addition, the SCV28/32 Rider Scrubber’s 36 volt system’s run time outperforms industry standards.  The operator sits upon a cushioned seat with a built-in safety switch, controls are conveniently positioned and a multi-
position tilt steering wheel adjusts to
provide further operator comfort and
unobstructed visibility.  Additional features include an on-board, off-aisle kit that includes a brush and a squeegee for
easy, precise cleaning in tight areas.
The SCV28/32 is built on a robust rectangular structural steel tubing for years of dependable performance.  Featuring a
single front wheel drive that provides optimum traction and allows it to turn 360 degrees on its own axis for on-the-spot maneuverability, the SCV28/32 is an agile, powerful choice for any tough maintenance job.

minuteman europe
Minuteman Europe Continues Rise in Visibility and Product Offerings

Despite the strength of the dollar versus foreign currencies, Minuteman Europe was able to focus on steady growth and expand product offerings with a wider variety of products through its continually growing distribution network.  In addition to greater product offerings, more electrical approvals were
granted which will continue to bolster Minuteman’s growing presence in the promising European market.  Minuteman will continue
to focus on establishing and building solid distributor
relationships and penetrating the market with even
more new products, proven growth strategies, aggressive marketing efforts, direct customer service and reliable cost containment procedures.
minuteman’s dynamic
web site
www.minutemanintl.com
Minuteman’s web site continues to service distributors and customers in ever-more exciting ways.  New in 2001 are updated services to the password  secured dealer site including the ability to download photos and receive PDF files of Minuteman’s actual literature directly off the site.
This allows dealers to fulfill immediate needs for color photos of products for use in dealer advertisements, literature and information without delay.  Dealers may also order specific field tested models directly off the dealer page.
The site continues to be a popular destination for customers, distributors and worldwide sales efforts recording thousands of visits per day.
Minuteman’s web site also continues to
offer shareholders and visitors complete information about Minuteman Floor Cleaning
Equipment, PowerBoss, Multi-Clean Chemicals, Minuteman Parker as well as current product news releases, international news, site location,
company history, financial reports and current information and notes from across the floor cleaning industry.  Minuteman will continue to utilize its site to generate new business by offering immediate access to Minuteman, and stand as a reliable vehicle for customers to easily access the best product for their individual cleaning application.
oracle is live in 2001
Customized Minuteman Operational Programs
at the Touch of a Finger
2001 ushers in a new era of one touch information gathering, analysis and more, with
Oracle, one of the finest operational software programs for manufacturers.  The Oracle system went “live” in the year 2001 and offers the ability to custom design programs specifically suited to Minuteman.  Utilization and analysis of information that is clearly and quickly accessed, more comprehensive sales data, customer information, manufacturing and production output, all enable Minuteman’s management team to accommodate changing Minuteman needs and marketplace changes for many years.

www.minutemanintl.com
www.multi-clean.com
www.parkersweeper.com
www.powerboss.com

automatic scrubbers
Minuteman Offers One of the Largest Lines

of Dynamic Scrubbers in the Industry

Minuteman’s Full Line of Dynamic, Trend-Setting, Powerful Floor Care Products
Minuteman’s new compact, agile SCV28/32 Rider Scrubber and the 240X Automatic add two new powerful scrubbers
to an existing product line defined by unmatched product breadth and depth.
Minuteman’s ingenuity and ability to
listen and respond to customer needs consistently challenges the competition by offering a wide variety of scrubber cleaning paths ranging from 17” to 40” with coverage from
18,000 to 44,000 sq. ft. per hour.  Minuteman’s scrubbers are designed to fill a variety of customer floor cleaning needs.  The 170 and 200 compact walk-behind scrubbers clean small to
mid-sized floors with easy operation, increased maneuverability and high performance.
The 260, 320 and 380 automatic scrubbers maneuver at the touch of a hand and offer simplified, user-friendly controls.  All Minuteman automatic scrubbers are ergonomically designed to allow for greater operator comfort and control and continue to outperform the competition and provide a solid foundation for Minuteman.  Recent additions to the scrubber line, such as the 200X, the 240X series, the SCV28/32 Rider Scrubber, the 3800
Rider Scrubber and the 4000 Sweeper Scrubber, support Minuteman’s dedication to focus on customer needs and provide a wide variety of solutions for every floor cleaning need.
burnishers and floor machines
Unique, Patented PAMS® Dust Control Keeps Minuteman’s Popular Burnishers Leading
the Market
Minuteman’s burnishers feature a non-fatigue design and offer a patented Passive Air
Management System (PAMS®).  Unlike any other burnishers in the industry, PAMS®
keeps Minuteman’s 1500, 2400, 2600 and 2700 ABS burnishers leading the market, year after year.  In addition to high
productivity and increased labor savings, Mirage® propane burnishers offer dimension and added depth to the Minuteman product line.
More powerful and dynamic engines combined with Minuteman’s exceptional performance and engineering, deliver some of the most powerful propane burnishers on the market today.  Minuteman’s 17” or 20” Front Runner Series floor machines combine high durability and operator safety with a competitive pricing structure and one of the largest floor machine and burnisher lines in the industry.  Recent additions to the
Burnisher line, such as the LuminaTM 20 Battery Burnisher continue to brand
Minuteman with the most exceptional performance and engineering in burnishers on the market today.

Carpet care machines
Dependable, Aggressive, Reliable Carpet Care Machines Deliver High Quality
Minuteman Results

Minuteman’s carpet care equipment is a powerful choice
for carpet maintenance and is designed to minimize operator fatigue while offering a wide variety of machine and floor care products in 2001 is the Multi-Purpose Vacuum
(MPV®-31) Wide Area Vacuum designed to clean large carpeted spaces with efficiency, speed and effortless maneuverability.  The new addition compliments the daily dependability of the MPV® upright, to the total care approach of the AmbassadorTM
Series extractors and the RapidAirTM Carpet and Floor Dryer.  All of Minuteman’s
dependable carpet care workhorses feature excellent operator visibility and reliable results, every time.
outdoor cleaning market
Professional Sweepers Bolster Minuteman’s Position
as a Front Runner
PowerBoss’ new LitterBossTM is just one example of the strength and depth of the
Minuteman product line and
their commitment to outpace the competition.  The addition of a rider sweeper, the
LitterBossTM, which sweeps and
vacuums litter anywhere it collects, will also compliment
the Minuteman PowerBoss line as well as the Minuteman Parker group.  The
LitterBossTM features a wide 68” sweep path which inculdes two side brushes and front mounted spray lets designed to keep dust to a minimum.  Engineered as a high quality, efficient performer, LitterBossTM comfortably joins Minuteman’s outstanding performers, PowerBoss Armadillo Sweepers and Parker outdoor lawn and vacuum sweepers.  Kleen Sweep 27 is ideal for machine shops, stock rooms, parks, small yards, and is a cost effective option for cleaning up to 31,000 sq. ft. per hour.  Kleen Sweep 45 is
a compact Rider Sweeper designed for sweeping narrow spaces and reducing maintenance costs and cleaning time.  Sweeping a big 84,000 square feet per hour, Kleen
Sweep 45

is another powerful example of a front runner—Minuteman.
critical filter vacuums
Absolute Filtration in Safe and Powerful Vacuums
 The introduction of Minuteman’s Bio-Haz Vac, designed especially for the United States
Postal Service for the removal and containment of anthrax, hazardous molds and viral particulates, demonstrates Minuteman’s unique experience
in Critical Filter Vacuums.  With over 100 variations of Critical Filter Vacuums,
Minuteman is one of the leading experts in the nation for the design, development and manufacturing
of Critical Filter Vacuums.  Because Critical Filter Vacuums require both safety and efficiency, Minuteman engineers designed each vacuum to be easy to use, available in a wide  variety of sizes and created each piece of equipment for specific hazardous waste applications.  For example, the 55 Gallon Explosion—Proof
Vacuum is designed for use where flammable gases, vapors or finely pulverized dust may be
present.  The CRVTM Clean Room Vacuum is specifically
applicable to Class 1 through Class 100,000 cleanrooms,
pharmaceutical labs, gowning areas, air showers, biological labs and computer rooms.
The Mercury Vacuum is designed for the handling and disposing of mercury-based residue.

“One of our dealers brought a bottle of foaming hand wash home and his daughters liked it so much that he is now stocking and promoting it through his distributorship.”
                                                  Mike Rau, Vice-President, Multi-Clean
multi-clean®
Despite a Challenging Worldwide Economic Environment, Innovative, Chemical
Powerhouse
Shows Solid Performance
In 2001, Multi-Clean performed solidly in an increasingly
difficult economic environment thanks to a number of
prudent cost cutting measures:  offsetting reduced demand with a reduction in employment;  adhering to a strategic
campaign designed to reduce ongoing vendor costs in
packaging and raw materials as well as lowering costs through better purchasing practices.  Multi-Clean’s straightforward cost-control efforts led to interviews with new suppliers
which, in some cases, resulted in changes from existing
vendors.  The strength of the Multi-Clean brand continues
to be bolstered by a strong, traditional product line of floor finishes and chemicals which remain its stable backbone.
Exciting new products
at the ISSA Show
Multi-Fresh Skin Care Products
Making their debut at the ISSA Show in late 2001 were several innovative new Multi-
Clean products.  Multi-Fresh, a series of personal care products for use in foaming or liquid dispensers, led the new products introduction with a new Multi-Fresh Foaming
System.  The new foaming hand soap line was received with great excitement from customers, not only
for its fresh scent — similar to a built-in air freshener — and antimicrobial agents, but because the Multi-Fresh Foaming System uses up to 40% less soap per wash than with traditional soaps.  Additionally, the Multi-Fresh Foaming System products are designed to dispense creamy
foam directly into a customer’s hand without need to wet hands and lather.  Other products in the Multi-Fresh line include a Gel
Hand Sanitizer, Hand and Body Lotions, Antibacterial Hand Cleanser, Antimicrobial
Hand Soap, Lotionized Hand Soap, Pink Hand Cleaner and Total Body Shampoo.  The
Multi-Fresh System compliments Multi-Clean’s long term strategic plan to gain greater footholds in new chemical cleaning markets.

CGR-150
This Powerful Coating and Graffiti Remover also Removes Ultra-Brite UV Floor Coating

Multi-Clean’s new CGR-150 Coating remover is an exciting addition for Multi-Clean and is the result of careful follow-up to customer feedback.  Designed to remove acrylic, urethane and varnish coatings from vinyl tile, terrazzo and concrete floor surfaces, the
CGR-150 will also assist in removing Ultra-Brite II UV Floor coating from vinyl and terrazzo floors.  As a graffiti remover, CGR-150 offers easy removal of spray paint from a variety of surfaces including: concrete, brick, stucco, stone, stainless steel, aluminum siding, road signs, lockers, ceramic tile, phone booths, restroom partitions and more.
TCS-1
Terrazzo and Concrete Sealer
Also introduced at the ISSA Show was the TCS-1 Terrazzo and Concrete Sealer, a
special waterbased primer/sealer designed to adhere to conventional terrazzo floors based on portland cement.  Exceptional adhesion allows TCS-1 to work where other sealers and finishes have failed.  TCS-1 is recommended as a primer prior to applying Multi-Clean conventional floor finishes, or can be used as a stand alone dust-proofing sealer for concrete floors.  The new sealer can also be used as a sing coat sealer for use on all concrete floors prior to application of Ultra Brite II, Ultra Violet System.

Multi-Clean’s Ultra Violet Floor Care System Continues to Evolve
as the Most Revolutionary Floor Care System in the Industry.

UV-22 Retooling Yields a Stunning 50% Faster
Cure Time.
Multi-Clean’s revolutionary Ultra Violet Single Floor Care System continues to improve and evolve through innovative upgrads to the chemical coatings and to the UV equipment.  For example, the UV-22 was retooled to increase power and productivity and cure floor coatings a stunning 50% faster.  Through an innovative design, Minuteman
International engineers—designers and manufacturers of the UV-22 changed the ballast and lamp to output more intense light while drawing the same amount of power from the electrical source, which is measured by an automatic volt sensor that ensures an accurate voltage reading.  In the process of designing improvements for the UV-22, engineers developed a retro-fit upgrade kit for current owners of the UV-22.
Multi-Clean and Minuteman International will continue to engineer, purchase, test, and further develop chemicals
and equipment based on customer feedback and changing industry standards.  As an example, in 2001 Multi-Clean introduced a Satin and Semi-Gloss additive to Ultra Brite
II in response to customers who were looking for a more durable coating with less gloss so that dirt and scratches would not show as quickly.

minuteman international financial report 2001

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

EARNINGS

Net sales in 2001 decreased to $77,293,000 from $85,195,000 in 2000.  All of the company’s divisions experienced a decline in orders, reflecting the effect of the economic slowdown in 2001.  A reduction in international sales, which were down 11.9% in
2001, continued to be exacerbated by strength in the dollar versus the currencies of foreign countries.  Gross profit decreased
10.2% in 2001 from 2000, as restated (see also Note K), on the reduced demand from commercial and industrial customers, however improved fourth quarter margins increased gross profit as a percent of sales to 31.2% for all of 2001.  In 2000, gross profit as a percent of sales was 31.6%, as restated.  Operating income for 2001 declined 26.3% from 2000, as restated, to
$6,087,000 due to these factors.  Net income for the year 2001 decreased 28.5% from 2000, as restated, to $3,505,000 or $.98 per share.  Included in interest expense for 2001 is $463,000 of charges resulting from the 2001 adoption of a new accounting pronouncement regarding accounting for derivative financial instruments.

The Company achieved record net sales and net income during 2000.  Net income for the year 2000, as restated, increased
12.8% over 1999, as restated, to $4,899,000 or $1.37 per share.  Net sales for 2000 once again reached record levels increasing
9.7%  over 1999 to $85,195,000.  Net sales of commercial and industrial products across all product lines, except for lawn and garden, were especially strong domestically.  International sales, while showing an increase of 9.2% in 2000, were adversely affected by the strong dollar, particularly in Europe.  As a result of this higher volume while being able to control costs, gross profit as a percent of sales increased to 31.6%, as restated, over 31.1% reported in 1999, as restated.  Operating income for
2000, as restated, improved 13.1% from 1999, as restated, to $8,258,000 due to these factors.

SELLING EXPENSES

Selling expenses, as a percentage of net sales, increased from 16.7% in 2000, as restated, to 17.8% in 2001.  Increased promotional costs and amounts related to higher uncollectible accounts contributed to the increase in these expenses.

Selling expenses, as a percent to net sales, increased from 16.6% in 1999, as restated, to 16.7% in 2000, as restated.
Increased costs associated with rising group insurance costs and additional amounts resulting from higher uncollectible accounts contributed to the total increase in these expenses.

GENERAL AND ADMINISTRATIVE EXPENSES

These expenses in 2001 decreased 3.0% from 2000, as restated, due primarily to a decrease of 24.2% in wages and benefits expense.

These expenses increased 11.0% in 2000, as restated, over 1999, as restated, due primarily to higher casualty insurance costs, and a one time service award approved by the Board of Directors of $375,000 paid in the fourth quarter to the estate of Jerome
E. Rau in recognition of his 20 years of leadership of the Company prior to his untimely death on September 20, 2000. These increases were offset in part by lower professional fees in 2000 associated with litigation.

OTHER INCOME/EXPENSE

The Company incurred interest expense, related principally to debt obligations, of $1,186,000, $810,000 and $863,000 in 2001,
2000, as restated, and 1999, as restated, respectively.  Included in the interest expense amount in 2001 is $463,000 due to recording the change in the fair value of derivative financial instruments, net of amortization of the transition adjustment recorded in other comprehensive income on January 1, 2001, the date of adoption of FASB Statement No. 133 regarding derivative financial instruments  (see Note B of the consolidated financial statements).

In 2001 interest income decreased $35,000 from 2000, as restated, as a result of declining interest rates.

In 2000, as restated, interest income increased $130,000 from 1999, as restated, as a result of higher investable funds, while other income in 2000, as restated, decreased $187,000 from 1999, as restated, which was primarily the result of the non-
recurring successful patent infringement settlement that occurred in 1999.

INCOME TAXES

The effective tax rate was 31.8%, 37.0% and 36.4% for 2001, 2000, as restated, and 1999, as restated, respectively.   The
decrease in the 2001 rate is caused principally by increased benefits from research and development credits and our Foreign
Sales Corporation.  The increase in the 2000 rate, as restated, from the 1999 rate, as restated, was caused  by reduced benefits from research and development credits and our Foreign Sales Corporation.

INFLATION

Inflation has not had a significant impact on the Company’s business during the past three years.

FINANCIAL CONDITION

General

The Company’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements.  The preparation of these financial statements are based upon the selection and application of significant accounting policies (see Note B), which requires management to make significant estimates and judgments that affect the amounts reported in these financial statements.  Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following are the actual accounting policies that affect its more significant judgments and estimates used in the preparation of consolidated financial statements.

Accounts Receivable

The Company performs ongoing credit evaluations of its customer base and maintains allowances for doubtful accounts related to estimated losses resulting from the inability of its customers to make required payments.  If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventory

The Company is required to state our inventories at lower of cost or market.  The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.  If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Warranties

The Company provides for the estimated cost of product warranties at the time revenue is recognized.  The Company’s warranty obligation is affected by product failure rates, material usage and costs incurred in correcting a product failure.  Should actual product failure rates, material usage or costs differ from the Company’s estimates, revisions to the estimated warranty liability may be required.

Income Taxes

We currently have significant deferred tax assets, which are subject to periodic recoverability assessments.  Realization of our deferred tax assets is principally dependent upon our achievement of projected future taxable income.  Our judgments regarding future profitability may change due to future market conditions and other factors.  These changes, if any, may require possible material adjustments to these deferred tax asset balances.

INTANGIBLE ASSETS

Intangible assets represent 9.1%, 9.9% and 12.1% of total assets and 13.1%, 14.8% and 19.9%of shareholders’ equity at
December 31, 2001, 2000, as restated, and 1999, as restated, respectively.  These intangible assets were primarily recorded as the result of the November 1998 PowerBoss acquisition.  The Company does not believe there has been any impairment in this asset at December 31, 2001 and 2000, in accordance with Statement of Financial Accounting Standards No. 121 “Accounting for
the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. The determination of the related estimated useful lives and whether these assets are impaired involves significant judgments.  Changes in strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded asset balances.  The Company will apply new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002 (see Note B to the consolidated financial statements).

Issues and Uncertainties

In November, 2001 the Securities Exchange Commission (“SEC”) issued a formal order of investigation. The Company has been fully cooperating with the SEC by producing documents and providing testimony from various employees. In December, 2001 the
Company was requested by the Nasdaq Stock Market(“Nasdaq”) to supply information in connection with Nasdaq’s responsibilities to ensure ongoing compliance of issuers with the requirements for inclusion on the Nasdaq stock market. The
Company has provided the requested documents and has cooperated fully with the Nasdaq. The Company believes that the investigations relate to the recognition of revenue in the results of operations for its interim periods. The investigations have not been completed and neither the SEC nor Nasdaq has informed the Company of any intended action. Consequently, the
Company can not predict the outcome of the investigations or assess their ultimate impact on the Company The Company is also subject to proceedings, lawsuits and other claims related to labor, product and other matters.  We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges or probable losses.  A determination of the amount of reserves required, if any, for these contingencies are made after careful analysis of each individual issue.  The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

LIQUIDITY AND CAPITAL RESOURCES AND FINANCIAL POSITION

The Company had working capital of $35.5 million, $33.4 million and $30.6 million at December 31, 2001, 2000, as restated, and
1999,as restated, respectively.  This represented a current ratio of 5.4 for 2001, 5.4 for 2000, as restated, and 4.8 for 1999, as restated, for those years, respectively.

Cash, cash equivalents and short-term investments represented 18.6%, 11.0% and 11.9% of this working capital at December
31, 2001, 2000, as restated, and 1999, as restated, respectively.  The increase in 2001 was due primarily to reduced inventory and capital spending during the economic slowdown.  The decrease in 2000, as restated, from 1999, as restated, was due primarily to payment of long-term debt and purchases of property, plant and equipment.

At December 31, 2001, 2000, as restated, and 1999, as restated, the Company had shareholders’ equity of $39.6 million, $37.3 million, and  $33.6 million, respectively, which when compared to total liabilities represented an equity to liability ratio of 2.3, 2.0 and 1.7, respectively.

The Company has sufficient capital resources and is in a strong financial position to meet business and liquidity needs as they arise.  The Company also has an unsecured line of credit available for its use to assist in meeting any unexpected liquidity needs.
 The Company foresees no unusual future events that will materially change the aforementioned summarization.

The Company also had the following contractual cash obligations at December 31, 2001.

		Less than
	Total	one year	1-3 years	4 years and after

Long Term Debt	$10,500,000	$1,500,000	$3,000,000	$6,000,000

Operating Leases	1,907,000	740,000	1,019,000	148,000

Total Contractual Cash Obligations	$12,407,000	2,240,000	4,019,000	$6,148,000

MARKET RISK

The Company’s earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates.  Currently these earnings and foreign currency translation adjustments have not been material to the overall financial results of the
Company.

The Company has also entered into an interest rate swap agreement to obtain a fixed interest rate on variable rate debt to reduce certain exposures to interest rate fluctuations.  In the event that a counterparty fails to meet the terms of the interest rate swap agreement, the Company’s exposure is limited to the interest rate differential.  The Company manages the credit risk of counterparties by dealing only with institutions that the Company considers financially sound.  The Company considers the risk of nonperformance to be remote.

CONSOLIDATED BALANCE SHEETS

	December 31
	2001	2000	1999
		(As Restated	(As Restated
		See Note K)	See Note K)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$416,000	$975,000	$322,000
Short-term investments	6,200,000	2,696,000	3,332,000
Accounts receivable, less allowances of $720,000 in 2001, $562,000 in 2000 and $469,000 in 1999	17,483,000	15,897,000	14,935,000
Due from affiliates	170,000	604,000	354,000
Inventories	18,364,000	19,975,000	19,067,000
Prepaid expenses	435,000	224,000	228,000
Refundable income taxes			62,000
Deferred income taxes	479,000	565,000	420,000
TOTAL CURRENT ASSETS	43,547,000	40,936,000	38,720,000
PROPERTY, PLANT AND EQUIPMENT
Land	820,000	820,000	820,000
Building and improvements	6,304,000	6,189,000	5,983,000
Machinery and equipment	12,306,000	11,735,000	10,748,000
Office furniture and equipment	3,703,000	3,444,000	2,661,000
Transportation equipment	808,000	1,060,000	1,472,000
Construction in progress	171,000	211,000	722,000
	24,112,000	23,459,000	22,406,000
Accumulated depreciation	(15,632,000)	(14,250,000)	(12,993,000)
	8,480,000	9,209,000	9,413,000
INTANGIBLE ASSETS — Net of amortization of $1,066,000 in 2001 and $754,000 in 2000 and $442,000 in 1999	5,201,000	5,513,000	5,825,000
	$57,228,000	$55,658,000	$53,958,000
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Current maturities of long term debt	$1,500,000	$1,500,000	$1,500,000
Accounts payable	2,479,000	2,574,000	3,359,000
Accrued expenses	3,106,000	3,369,000	3,235,000
Income taxes payable	976,000	121,000
TOTAL CURRENT LIABILITIES	8,061,000	7,564,000	8,094,000

LONG-TERM DEBT, less current maturities	9,000,000	10,500,000	12,000,000
OTHER NON-CURRENT LIABILITIES	294,000
DEFERRED INCOME TAXES	243,000	310,000	265,000
SHAREHOLDERS’ EQUITY
Common stock, no-par value Authorized shares - 10,000,000 Issued and outstanding shares -3,568,385 issued and outstanding in 2001, 2000 and 1999	6,596,000	6,396,000	6,396,000
Retained earnings	33,372,000	31,116,000	27,395,000
Unearned restricted stock	(150,000)
Accumulated other comprehensive loss	(188,000)	(228,000)	(192,000)
	39,630,000	37,284,000	33,599,000
	$57,228,000	$55,658,000	$53,958,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31

	2001	2000	1999
		(As Restated	(As Restated
		See Note K)	See Note K)

Net sales	$77,293,000	$85,195,000	$77,682,000
Cost of sales	53,146,000	58,309,000	53,494,000
Gross profit	24,147,000	26,886,000	24,188,000
Operating expenses:
Selling	13,766,000	14,202,000	12,896,000
General and administrative	4,294,000	4,426,000	3,989,000
Operating expenses	18,060,000	18,628,000	16,885,000
INCOME FROM OPERATIONS	6,087,000	8,258,000	7,303,000
Other income (expense)
Interest income	167,000	202,000	72,000
Interest expense	(1,186,000)	(810,000)	(863,000)
Other — net	75,000	129,000	316,000
Other income (expense)	(944,000)	(479,000)	(475,000)
INCOME BEFORE INCOME TAXES	5,143,000	7,779,000	6,828,000
Provision (benefit) for income taxes
Current	1,619,000	2,980,000	2,496,000
Deferred	19,000	(100,000)	(10,000)
PROVISION FOR INCOME TAXES	1,638,000	2,880,000	2,486,000
NET INCOME	$3,505,000	$4,899,000	$4,342,000

Net income per common share — basic and diluted	$0.98	$1.37	$1.22
.

Average common shares outstanding — basic	3,570,365	3,568,385	3,568,385
Average common shares outstanding — diluted	3,582,698	3,568,385	3,568,385

See notes to consolidated financial statements

Consolidated Statements of Shareholders’ Equity

	Years Ended December 31, 1999, 2000 and 2001
					Accumlated
	Common Stock				Other
	Number of		Unearned	Retained	Comprehensive
	Shares	Amount	Compensation	Earnings	Income (Loss)	Total
BALANCE AT DECEMBER 31, 1998	3,568,385	$6,396,000	$0	$24,624,000	$(246,000)	$30,774,000
Dividends ($.44 per share)				(1,571,000)		(1,571,000)
Comprehensive income:
Net income — As Restated See Note K				4,342,000		4,342,000
Foreign currency translation adjustments					54,000	54,000
Comprehensive income	_________	_________	_________	_________	_________	4,396,000
BALANCE AT DECEMBER 31, 1999	3,568,385	6,396,000	0	27,395,000	(192,000)	33,599,000
Dividends ($.33 per share)				(1,178,000)		(1,178,000)
Comprehensive income:
Net income — As Restated See Note K				4,899,000		4,899,000
Foreign currency translation adjustments					(36,000)	(36,000)
Comprehensive income	________	_________	_________	_________	_________	4,863,000
BALANCE AT DECEMBER 31, 2000	3,568,385	6,396,000	0	31,116,000	(228,000)	37,284,000
Dividends ($.35 per share)				(1,249,000)		(1,249,000)
Issuance of restricted stock		200,000	(200,000)
Amortization of unearned compensation			50,000			50,000
Comprehensive income:
Net income				3,505,000		3,505,000
Foreign currency translation adjustments					(61,000)	(61,000)
Cumulative effect of change in accounting for derivatives net of applicable income taxes of $85,000					127,000	127,000
Amortization to income of cumulative effect reclassified to other net of applicable income tax benefit of $17,000					(26,000)	(26,000)
Comprehensive income	________	_________	_________	_________	_________	3,545,000
BALANCE AT DECEMBER 31, 2001	3,568,385	$6,596,000	$(150,000)	$33,372,000	$(188,000)	$39,630,000

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31
	2001	2000	1999
		(As Restated	(As Restated
		See Note K)	See Note K)
OPERATING ACTIVITIES
Net income	$3,505,000	$4,899,000	$4,342,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,609,000	1,666,000	1,636,000
Amortization	312,000	312,000	312,000
Compensation earned under restricted stock plan	50,000
Deferred income taxes	19,000	(100,000)	(10,000)
Other	395,000
Changes in operating assets and liabilities:
Accounts receivable and due from affiliates	(1,152,000)	(1,212,000)	(127,000)
Inventories	1,611,000	(908,000)	(2,051,000)
Prepaid expenses and refundable income taxes	(211,000)	66,000	(4,000)
Accounts payable, accrued expenses and income taxes payable	497,000	(530,000)	579,000
NET CASH PROVIDED BY OPERATING ACTIVITIES	6,635,000	4,193,000	4,677,000
INVESTING ACTIVITIES
Purchases of property, plant and equipment, net	(880,000)	(1,462,000)	(1,097,000)
Purchases of short-term investments	(3,504,000)		(3,331,000)
Maturities of short-term investments		636,000
NET CASH USED IN INVESTING ACTIVITIES	(4,384,000)	(826,000)	(4,428,000)
FINANCING ACTIVITIES
Payment of long-term debt	(1,500,000)	(1,500,000)
Dividends paid	(1,249,000)	(1,178,000)	(1,571,000)
NET CASH USED IN FINANCING ACTIVITIES	(2,749,000)	(2,678,000)	(1,571,000)
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	(61,000)	(36,000)	54,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(559,000)	653,000	(1,268,000)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	975,000	322,000	1,590,000
CASH AND CASH EQUIVALENTS AT END OF YEAR	$416,000	$975,000	$322,000

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — BUSINESS INFORMATION

Minuteman International, Inc.  (the “Company”) operates primarily in one business segment, which consists of the development, manufacture and marketing of commercial and industrial floor maintenance equipment and related products. The
Company sells to a multitude of regional, national and international customers, primarily within the sanitary supply industry.  No single customer accounted for more than ten percent of net sales in 2001, 2000 or 1999.

The Company sells to affiliated (see Note G ) and unaffiliated customers in foreign countries.  For 2001, 2000, and 1999, these sales aggregated $15,918,000, $18,078,000 and $16,552,000, respectively, and were principally to customers in Canada, the
Pacific Rim, the Middle East, Europe, and Latin America.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company (an Illinois corporation) and its wholly–owned subsidiaries, Multi–Clean, Minuteman PowerBoss, Inc., Minuteman Canada, Inc., Minuteman European B.V. and Minuteman
International Foreign Sales Corporation. Significant intercompany accounts and transactions have been eliminated in consolidation.

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

Inventories

Inventories at December 31, 2001,2000 and 1999 are stated at the lower of cost or market using the last–in, first-out (LIFO)
method for 53%, 54% and 53% of inventories, respectively.  The first–in, first–out (FIFO) method is used for the remainder.
Inventories at December 31, 2001,2000 and 1999 consist of the following:

	2001	2000	1999
		(As Restated	(As Restated
		See Note K)	See Note K)
Inventories at FIFO cost:
Finished goods	$7,418,000	$8,971,000	$8,075,000

Work in process	7,975,000	8,562,000	8,451,000

Raw materials	4,947,000	4,497,000	4,628,000
	20,340,000	22,030,000	21,154,000
Less LIFO reserve	(1,976,000)	(2,055,000)	(2,087,000)
Total Inventories	$18,364,000	$19,975,000	$19,067,000

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
Amortization is computed on a straight line basis over twenty years.  The Company does not believe there has been any impairment in this asset at December 31, 2001, 2000 and 1999, in accordance with the Statement of Financial Accounting
Standards No. 121 “ Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”. See
also New Accounting Pronouncements, below.

Income Taxes

Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-
average number of common shares outstanding (the denominator) for the period.  The computation of the diluted earnings per share is similar to the basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiaries is the local currency.  Accordingly, the balance sheet accounts of the foreign subsidiaries have been translated into United States dollars using the current exchange rate at the balance sheet date and income statement amounts have been translated using the average exchange rate for the year.  Foreign currency translation adjustments resulting from the change in exchange rates have been classified as a separate component of shareholders’ equity.

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

Research and Development Expenses

Research and development expense for 2001, 2000 and 1999, approximated $1,587,000, $1,459,000 and $1,329,000 respectively.

Shipping and Handling Costs

The Company classifies shipping and handling costs it incurs as selling expenses in the accompanying consolidated statements of income.  Shipping and handling costs in 2001, 2000 and 1999 were $779,000, $907,000 and $797,000, respectively.  All shipping and handling amounts billed to customers are classified as net sales and the associated costs are recorded as cost of sales.

Advertising Costs

Advertising costs are expensed as incurred and were $797,000, $841,000 and $750,000 in 2001, 2000 and 1999, respectively.

Derivative Financial Instruments

As of January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”
(Statement 133), which was issued in June 1998 and its amendments, SFAS No. 137, “Accounting for Derivative Instruments
and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133”, and SFAS 138, “Accounting for Derivative
Instruments and Certain Hedging Activities”, issued in June 1999 and June 2000, respectively (collectively referred to as SFAS
No. 133).

As a result of adoption of SFAS No. 133, the Company recognizes all derivative financial instruments, such as interest rate swap contracts in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument.  Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks.  Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective and designated as hedges, are recorded in other comprehensive income net of tax.  Changes in fair values of derivatives not qualifying as hedges are reported as interest expense.

The Company accounted for the accounting changes as a cumulative effect of a change in accounting principle.  The adoption of Statement 133, on January 1, 2001 resulted in an increase of $127,000, net of applicable income taxes of $85,000, to other comprehensive income.

The Company determined its documentation for its interest rate swap was not sufficient to be in accordance with the applicable provisions of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, and, therefore, the effect of adjusting the swap to market, was $463,000 (net of tax benefit of $185,000), resulting in a $278,000 charge to net income.

Prior to January 1, 2001, the Company also used interest rate swap contracts for hedging purposes.  For interest rate swaps, the net amounts paid or received and net amounts accrued through the end of the accounting period were included in interest expense. Unrealized gains or losses on interest swap contracts were not recognized in income.  Gains or losses on any contracts terminated early were deferred and amortized to income over the remaining average life of the terminated contracts.

In 1998, the Company entered into an interest rate swap agreement to obtain a fixed interest rate on variable rate debt and reduce certain exposures to interest rate fluctuations.  At December 31, 2001, 2000 and 1999 the Company had interest rate swaps with notional amounts of $10,500,000, $12,000,000 and $13,500,000, respectively.  The swaps will terminate on the same basis as the long-term debt repayment schedule ending November, 2005 (See Note C).  The swaps for 2001, 2000 and
1999 result in fixed rate payments at an effective interest rate of 6.1%, 6.1% and 6.2%, respectively.  Variable rate payments are based on LIBOR interest rate plus an applicable margin (See Note C).

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141,
“Business Combinations”, and No. 142, ‘Goodwill and Other Intangible Assets”, effective for fiscal years beginning after
December 15, 2001.  Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements.  Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of
2002.  Application of the nonamortization provisions of the Statement is expected to result in an increase in net income of
$190,000 per year.  During 2002, the Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of January 1, 2002 and has not yet determined what the effect, if any, of these tests will be on the earnings and balance sheet of the Company.

NOTE C — DEBT

Short Term Debt

The Company has an unsecured Line of Credit arrangement for a short-term debt facility with a financial institution which expires in November 2002.  Under the terms of this facility the Company may borrow up to $5 million on terms mutually agreeable to the Company and the financial institution.  There are no requirements for compensating balances or restrictions of any kind involved in this arrangement.  At December 31, 2001, 2000, and 1999  there were no borrowings outstanding.

Long Term Debt

The Company has a term loan agreement with a financial institution.  This unsecured credit facility provides for an interest rate at LIBOR plus an applicable margin based upon the ratio of debt outstanding to the Company’s earnings before interest, taxes, depreciation and amortization and ranges from .70% to 1.15%.  The margin rate on this debt at December 31, 2001 and
December 31, 2000  and December 31, 1999 was .70%, .70% and .80%, respectively (see Note E). The effective interest rate on this debt at December 31, 2001 was 6.1%.  The Company agreed to maintain certain minimum financial ratios.  Maturities of long term debt are as follows:

Due	2002	$1,500,000
	2003	1,500,000
	2004	1,500,000
	2005 and thereafter	6,000,000
		10,500,000
	Less current maturities	(1,500,000)
		$9,000,000

Interest paid for short-term and long-term debt obligations in 2001, 2000 and 1999 was $708,000, $798,000 and $847,000,
respectively.

NOTE D — INCOME TAXES

Deferred income taxes primarily relate to temporary differences in the recognition of depreciation expense and other accrued expenses for financial reporting and income tax purposes.  The temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that result in significant amounts of deferred taxes in the consolidated balance sheets at December 31, 2001, 2000 and 1999 are as follows:

	Deferred Tax Assets (Liabilities)

	2001	2000	1999
Accounts receivable allowance	$187,000	$133,000	$100,000
Property, plant and equipment tax depreciation in excess of book	(272,000)	(240,000)	(230,000)
Accrued expenses and other	186,000	362,000	285,000
Derivative financial instruments	135,000
	$236,000	$255,000	$155,000

The effective income tax rate differed from the Federal statutory rate as follows:

		As Restated	As Restated
	2001	2000	1999
Federal statutory rate	34.0%	34.0%	34.0%
State income taxes, net of Federal tax benefit	4.0	4.6	4.6
Foreign sales
Corporation benefit	(2.5)	(1.9)	(2.1)
Research and development tax credits	(1.9)	(.6)	(1.1)
Other, net	(1.8)	.9	1.0
	31.8%	37.0%	36.4%

The components of the provision (benefit) for income taxes are:

	2001	2000	1999
		As Restated	As Restated
Federal	$1,337,000	$2,277,000	$1,980,000
State	320,000	530,000	450,000
Foreign	(19,000)	73,000	56,000
	$1,638,000	$2,880,000	$2,486,000

The Company paid income taxes, net of refunds received, of $987,000, $2,763,000 and $2,421,000 in 2001, 2000 and 1999,
respectively.

Note E — FINANCIAL INSTRUMENTS

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and accounts receivables.  The Company places its cash equivalents with high credit quality financial institutions, which are Federally insured up to prescribed limits.  However, the amount of cash equivalents at any one institution may exceed the Federally insured prescribed limits.  Concentrations of credit risks with regard to trade receivables are limited due to the large number of customers comprising the Company’s customer base.  The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when incurred, have been within the range of management expectations.

In 1998, the Company entered into an interest rate swap agreement to obtain a fixed interest rate on variable rate debt and reduce certain exposures to interest rate fluctuations.  At December 31, 2001, 2000 and 1999 the Company had interest rate swaps with notional amounts of $10,500,000, $12,000,000 and $13,500,000, respectively.  The swaps will terminate on the same basis as the long-term debt repayment schedule ending November, 2005 (See Note C).  The swaps for 2001, 2000 and
1999 result in fixed rate payments at an effective interest rate of 6.1%, 6.1% and 6.2%, respectively.  Variable rate payments are based on LIBOR interest rate plus an applicable margin (See Note C).

Interest rate differentials paid or received under this agreement are recognized as an adjustment to interest expense.  The
Company does not hold or issue interest rate swap agreements for trading purposes.

In the event that a counterparty fails to meet the terms of the interest rate swap agreement, the Company’s exposure is limited to the interest rate differential.  The Company manages the credit risk of counterparties by dealing only with institutions that the
Company considers financially sound.  The Company considers the risk of nonperformance to be remote. The net carrying amounts and fair values of the Company’s financial instruments are approximately the same.

NOTE F — LEASE COMMITMENTS

The Company and its subsidiaries lease certain manufacturing, warehousing and other facilities and equipment.  The leases generally provide for the lessee to pay taxes, maintenance, insurance and certain other operating costs of the leased property.
The leases on most of the properties contain renewal provisions.  The following is a summary of future minimum payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2001:

2002	$740,000
2003	650,000
2004	369,000
2005	148,000
$1,907,000

Rental expense for operating leases amounted to $753,000, $708,000 and $451,000, in 2001, 2000 and 1999, respectively.

NOTE G — RELATED PARTY TRANSACTIONS

Hako–Werke International GmbH & Co. (a German corporation) owns 68.2% of the outstanding common stock of the Company through a subsidiary.

The Company sold approximately $715,000,  $1,482,000 and  $1,460,000 of merchandise to Hako–Werke and certain of its subsidiaries during 2001, 2000 and 1999, respectively.  Amounts due from affiliates, which relate to these sales, are due within
90 days from the date of sale.

NOTE H — EMPLOYEE BENEFIT PLANS

The Company maintains a participatory defined contribution plan for substantially all employees under Section 401(k) of the
Internal Revenue Code.  In addition to a discretionary contribution, the Company also matches employee contributions based upon a formula up to a specified maximum.  Contributions to the plan and related expense were $365,000, $400,000 and
$403,000 for the years ended 2001, 2000 and 1999 respectively.

NOTE I — RESTRICTED STOCK PLAN

On April 18, 2000 the shareholders approved the Minuteman 2000 Restricted Stock Plan, (“Restricted Stock Plan”), which is designed to attract and retain the services of key management employees by providing such persons with a proprietary interest in the Company through the granting of Minuteman common stock. The maximum number of shares of Minuteman common stock that shall be available for issuance shall be 150,000 shares.  At December 31, 2001 and 2000 there were 131,140 and
150,000 shares available to be granted, respectively.  At December 31, 2001, 18,860 shares have been granted with a market value of $200,385 on the date of grant.  Awards may be issued under the Restricted Stock Plan through December 31, 2009, subject to the vesting periods not to exceed three years.  At the sole discretion of the Company, an award of restricted stock may be awarded to an eligible employee based upon certain conditions and restrictions including, but not limited to, past and continued service with the Company, achievement of specific business objectives, superior work performance, and other measurements of individual or Company performance.  In the event that the employee’s employment with Minuteman is terminated (except due to death or total disability) prior to the end of the vesting period, the non-vested portion of the award shall be forfeited.  However, in the event of an employee’s death or total disability, or a change in control of the Company, the award shall immediately become fully vested.  Shares issued under the plan are recorded at fair market value on the date of grant with a corresponding charge to shareholders’ equity representing the unearned portion of the award.  The unearned portion is amortized as compensation expense ($50,000 in 2001) on a straight line basis over the related vesting period.

Note J — INVESTIGATIONS

In the summer of 2001, the United States Securities and Exchange Commission (the “SEC”) commenced an informal investigation of the Company and on November 13, 2001 issued a formal order of investigation.  The Company has been cooperating with the SEC and has produced documents requested by the SEC.  In addition, testimony of officers and employees requested by the SEC has been provided.

In December 2001, the Company was requested by The Nasdaq Stock Market (“Nasdaq”) to supply information in connection with Nasdaq’s responsibilities to ensure ongoing compliance of issuers with the requirements for inclusion on The Nasdaq
Stock Market.  The Company has provided the requested documents and is cooperating with the Nasdaq.

The Company believes that the investigation by the SEC and by Nasdaq is related to the recognition of revenue in the
Company’s results of operations for its interim periods.  Based on the Company’s review of the timing of the recording of certain sales transactions, which were not consistent with the Company’s revenue recognition policy, it was necessary to restate interim results and the Company restated its financial statements for the interim periods ended March 31, June 30 and
September 30 in each of 1999 and 2000 and for March 31, 2001.  Amended Form 10-Qs and amended Form 10-Ks reflecting the restatements for the interim periods were filed with the SEC in 2001.

The investigations have not been completed and neither the SEC nor Nasdaq has informed the Company of any intended action.  Consequently, the Company is not able to predict the outcome of the investigations or to assess their ultimate impact on the Company.

NOTE K — RESTATEMENTS OF PRIOR PERIODS

In preparing the year end financials for  2001, the Company discovered that it had been incorrectly recording an amount to eliminate intercompany profit in inventory since the first quarter of 1999.  As a result, inventory had been understated each quarter since the first quarter of 1999 with a corresponding overstatement of cost of sales.  As required by accounting principles generally accepted in the United States, the Company has restated previously issued financial statements for 2000 and 1999 to adjust for the accounting error noted above net of the related impact on income taxes.  The effect of such restatements was to decrease cost of sales by $604,000 and $540,000 in 2000 and 1999, respectively.  General and administrative expense was increased by $3,000 in 2000 for a bonus based on the pretax income adjustment above.  Net income was increased by $373,000 ($.10 per share) and $335,000 ($.09 per share) for the years ended December 31, 2000 and 1999, respectively.  See Note L for the impact of the restatement on the previously reported quarterly results for 2001,
2000 and 1999.

NOTE L — QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2001, 2000 and 1999. As previously reported, the Company determined that it was necessary to restate the interim results based on a review of the timing of the recording of certain sales transactions which were not consistent with the Company’s sales recognition policy.
Accordingly, the Company restated its interim results for the period ended March 31,2001 and each of the first three quarters in the years 2000 and 1999. The restatements include the deferral of certain sales from the reporting period in which the sales were originally recorded to the reporting period in which the sales would be properly recorded under the Company’s sales
recognition policy.   The 2001, 2000 and 1999 results, as previously reported, have been restated to reflect the adjustments related to the overstatement of cost of sales due to the inventory valuation error as described in Note K, Restatements of Prior
Periods. In addition, the 2001 results as previously reported, have been restated to reflect the adjustments necessary to adopt
SFAS No. 133 as of January 1, 2001, which had not previously been recorded by the Company and which is more fully described in Note B, Derivative Financial Instruments (In thousands of dollars, except per share data):

	Three Months Ended
	As Restated	As Restated	As Restated
2001	March 31	June 30	September 30	December 31
Net Sales	$21,658	$19,935	$17,593	$18,107
Gross profit,as previously reported	6,385	5,719	5,135	6,446
Gross profit, as restated	6,567	5,849	5,285	6,446
Net income, as previously reported	784	712	395	1,686
Adjustment — inventory valuation error	112	79	92
Adjustment — SFAS 133	(154)	41	(242)
Net income, as restated	742	832	245	1,686
Net income per common share — basic & diluted, as previously reported	.22	.20	.11	.47
Adjustment	(.01)	.03	(.04)
Net income per common share — basic & diluted, as restated	$.21	$.23	$.07	$.47

As  Restated

As Restated

As Restated

As Restated

2000	March 31	June 30	September 30	December 31
Net Sales	$22,731	$21,713	$21,143	$19,608
Gross profit, as previously reported	6,900	6,642	6,357	6,383

Gross profit, as restated

7,075

6,783

6,493

6,535

Net income, as previously reported	979	976	1,036	1,535
Adjustment — inventory valuation error	108	87	84	94
Net income, as restated	1,087	1,063	1,120	1,629
Net income per common share — basic & diluted, as previously reported	.27	.28	.29	.43
Adjustment	.03	.02	.03	.02
Net income per common share — basic & diluted, as restated	$.30	$.30	$.32	$.45

As Restated

As Restated

As  Restated

As Restated

1999	March 31	June 30	September 30	December 31
Net Sales	$19,053	$19,030	$20,576	$19,023
Gross profit, as previously reported	5,518	5,854	6,098	6,178
Gross profit, as restated	5,608	5,965	6,319	6,296
Net income, as previously reported	679	795	1,011	1,522
Adjustment — inventory valuation error	56	69	136	74
Net income, as restated	735	864	1,147	1,596
Net income per common share — basic & diluted, as previously reported	.19	.22	.29	.42
Adjustment	.02	.02	.03	.03
Net income per common share — basic & diluted, as restated	$.21	$.24	$.32	$.45

Results in the fourth quarter of 2001 were affected by certain year end adjustments including inventory adjustments aggregating $560,000 and adjustments of $230,000 to reduce various accruals.  Such adjustments increased net income by
$593,000 ($0.17 per share) in the fourth quarter.  The Company believes it is not practicable to determine what impact such adjustments would have had on each of the first three quarters of 2001.

MARKETS FOR THE COMPANY’S SECURITIES AND RELATED MATTERS

On March 7, 2002 the last reported sales price of the common stock on the Nasdaq Stock Market(“NASDAQ”) system $9.26 approximate number of holders of common stock was 400.

Since 1988 the Board of Directors has declared regular quarterly dividends and the fourth quarter dividend in 2001 represents the fifty-third consecutive dividend paid to shareholders.  Future dividend policy will be determined by the Board of Directors in light of prevailing financial needs and earnings of the Company and other relevant factors.

The common stock of Minuteman International, Inc. is quoted on The Nasdaq Stock Market and its trading symbol is “MMAN”.
 The following tables set forth for 2001 and 2000 the range of bid prices for the Company’s common stock as reported in the
NASDAQ systems for the period indicated:

			Dividends
	High	Low	Per Share

2001

1st Quarter	$12.13	$8.63	$.08
2nd Quarter	10.50	9.44	.09
3rd Quarter	10.00	9.00	.09
4th Quarter	9.32	7.75	.09

2000

1st Quarter	$10.50	$8.00	$.11
2nd Quarter	10.00	7.63	.07
3rd Quarter	9.00	7.50	.07
4th Quarter	9.25	7.88	.08

Selected Consolidated Financial Data

See “Management’s Discussion and Analysis of Results of Operations and Financial Condition”, and “Notes to Consolidated Financial Statements”.

	Year Ended December 31,
	2001	2000	1999	1998	1997
		(As restated	(As restated
		see Note K)	see Note K)
	(In thousands, except share and per share data)
INCOME STATEMENT DATA
Net sales	$77,293	$85,195	$77,682	$57,380	$54,212
Cost of sales	53,146	58,309	53,494	39,333	37,783
Gross profit	24,147	26,886	24,188	18,047	16,429
Selling expenses	13,766	14,202	12,896	10,548	9,869
General and administrative expenses	4,294	4,426	3,989	2,482	2,310
Income from operations	6,087	8,258	7,303	5,017	4,250
Interest income (expense), net	(1,019)	(608)	(791)	(164)	(4)
Other, net	75	129	316	400	107
Income before income taxes	5,143	7,779	6,828	5,253	4,353
Income tax expense	1,638	2,880	2,486	1,921	1,506
Net income	$3,505	$4,899	$4,342	$3,332	$2,847

PER SHARE DATA
Cash dividends	$.35	$.33	$.44	$.44	$.44
Net income per common share — basic and diluted	$.98	$1.37	$1.22	$.93	$.80
Weighted average number of shares outstanding
— basic	3,570,365	3,568,385	3,568,385	3,568,385	3,568,385
— diluted	3,582,698	3,568,385	3,568,385	3,568,385	3,568,385
BALANCE SHEET DATA
Working capital	$35,486	$33,372	$30,626	$28,360	$19,901
Total assets	57,228	55,658	53,958	50,670	32,493
Long-term debt	9,000	10,500	12,000	13,500
Shareholders’ equity	39,630	37,284	33,599	30,774	29,082

report of independent auditors

To The Shareholders of Minuteman International, Inc.

We have audited the accompanying consolidated balance sheets of Minuteman
International, Inc. and subsidiaries as of December 31, 2001, 2000 and 1999 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial
statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minuteman International, Inc. and subsidiaries at December 31, 2001, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December
31, 2001, in conformity with accounting principles generally accepted in the United
States.
As discussed in Note B to the consolidated financial statements, in 2001 the Company changed its method of accounting for
derivative financial instruments.

Chicago, Illinois
February 15, 2002

report of management
The management of Minuteman International, Inc. is responsible for the integrity of the information presented in this Annual Report, including the
Company’s financial statements.  These statements have been prepared in conformity with accounting principles
generally accepted  in the United States and include, where
necessary, informed estimates and judgments by management.
The Company maintains systems of accounting and internal
controls designed to provide assurance that assets are properly accounted for, as well as to insure that the financial records are
reliable for preparing financial statements.  The systems are augmented by qualified personnel and are reviewed on a periodic basis.
The Company maintains high standards when selecting, training, and developing personnel, to ensure that management’s objectives of maintaining strong, effective internal accounting controls and unbiased, uniform reporting standards are attained.  The
Company believes its policies and procedures provide reasonable assurance that operations are conducted in conformity with law and with the Company’s commitment to a high standard of business conduct.
Our independent auditors, Ernst & Young LLP, conduct annual audits of our financial statements in accordance with auditing
standards generally accepted  in the United States which include the review of internal controls for the purpose of establishing their audit scope, and issue an opinion of the fairness of such financial statements.
The Board of Directors pursues its responsibility for the quality of the Company’s financial reporting primarily through its Audit Committee, which is composed of three outside directors.  The Audit Committee meets periodically with management and the independent auditors to review the manner in which they are performing their responsibilities and to discuss auditing, internal accounting controls, and financial reporting matters. The independent auditors periodically meet alone with the
Audit Committee and have full and free access to the Audit Committee at any time.

Gregory J. Rau	Thomas J. Nolan
President and Chief	Chief Financial Officer
Executive Officer	Secretary & Treasurer

Gregory J. Rau

President &

Chief Executive Officer

Minuteman International, Inc.

Thomas J. Nolan

Chief Financial Officer,

Secretary & Treasurer

Minuteman International, Inc.

eckart kottkamp

Chief Executive Officer

Hako Holding

GmbH and Co.

Frederick W. Hohage

Board Member of

BSH Home Appliances

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

1-888-213-0965 Shareholders Information

1-800-231-5469 TDD (Telecommunications Device for the Deaf)

1-201-329-8660 Foreign Shareholders

1-201-329-8354 Foreign Shareholders (TDD)

Stock Listing

Traded over-the-counter on The Nasdaq Stock Market under the symbol “MMAN”

Annual Meeting

April 23, 2002 at 10:00 a.m.

at LaSalle National Bank

135 South LaSalle Street

Forty-third Floor

Board Room

Chicago, Illinois 60603

Form 10-K

Minuteman International, Inc. will send

a copy of its Form 10-K report for fiscal

2001 as filed with the Securities and

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