Form 10-K, Exhibit 13
period 2002-12-31
MINUTEMAN INTERNATIONAL INC
filed 2003-03-25
CIK 810876

Exhibit 13

Welcome to the future of floor care.

BRILLIANT DESIGN.

EXCEPTIONAL PERFORMANCE.

DYNAMIC TECHNOLOGY.

2002 ANNUAL REPORT

Minuteman International, Inc.

WISDOM. IMAGINATION.

VISION. A TRUSTED FRIEND.

THANK YOU.

FREDERICK W. HOHAGE

Board of Directors, Minuteman International

Board Member of BSH Home Appliances

Past President and Director of The Robert Bosch Corporation

Frederick W. Hohage, a director of Minuteman International since December of 1988, officially retired from the Board of Directors this year.  As past president and director of The Robert Bosch Corporation, Sales Group, headquartered in Broadview, Illinois, Mr. Hohage has been a friend, a trusted colleague and an exceptional long-term strategist.  Mr. Hohage has been consistent in his unwavering dedication to the Company, his willingness to listen and his skilled intuitive commentary.  Always available, he was a sounding board and was always there with a fresh perspective.  He has offered to assist the Board even after he retires.  We thank him for his years of wisdom, insight, vision and loyalty to the Company and the management team.

Minuteman International

Board of Directors

Minuteman’s continued success, despite a turbulent economic environment, is driven by attention to detail, quality, integrity, value, performance, and leadership. Sales are the result of a management team that recognizes the importance of dedicated employees, satisfied customers, brilliant design, exceptional performance,and dynamic technology.  This unified effort enables Minuteman to reach a focused goal and provide the best floor cleaning equipment and chemicals.

Minuteman International, headquartered in the Chicago suburb of Addison, Illinois, is a full line manufacturer of maintenance products including industrial and commercial vacuums, critical filter vacuums, sweepers, scrubbers, floor and carpet machines, Minuteman PowerBoss® sweepers and scrubbers, Minuteman Parker® Litter Vacs and Multi-Clean® chemicals for industrial, commercial and institutional facilities.

CONTENTS

FROM THE PRESIDENT

GLOBAL POSITIONING
Setting a Strategic Course

NEW PRODUCTS POSITION
MINUTEMAN TO LEAD THE FUTURE OF FLOOR CARE, TODAY

STAYING THE COURSE
Minuteman’s Full Line of Unrivaled Customer Floor Care Products

MINUTEMAN POWERBOSS
Dynamic Products Drive PowerBoss

MINUTEMAN EUROPE
Worldwide Opportunities Expand

ISSA INTERCLEAN AMSTERDAM
A Showplace for Minuteman’s Leadership

MINUTEMAN POPULAR WEBSITE
www.minutemanintl.com

MULTI-CLEAN®
Dependable, Aggressive, New Products Fuel Chemical Powerhouse Multi-Clean

FINANCIAL REPORT

LOCATIONS AND CORPORATE INFORMATION

Welcome to the future of floor care.

GUIDING PRINCIPALS

Mission Statement

Minuteman International will deliver global cleaning solutions that provide exceptional value with a single-minded focus to anticipate and exceed customer expectations.

Partnerships

Minuteman will partner with its customers, employees and suppliers to continue to provide the best cleaning solutions and equipment in the industry.

Technology

Minuteman will continue to invest in new technology and bring innovative solutions to the market in a timely and cost effective manner.  In doing so, the company will remain ahead of the competition and create products that are the future of floor care.

Employees

Minuteman will continue to encourage and foster an environment of trust and mutual respect where employees are valued and understand the expectations, rewards and results of their performance.  These principals are the key to the company’s success.

Quality Statement

Minuteman will deliver cleaning solutions to the market that exceed customer expectations, while continually improving our process.

FROM THE PRESIDENT

To our shareholders,

The year 2002 presented a challenging environment for all businesses worldwide.  I am encouraged by the success Minuteman International’s staff achieved in responding to that test.

Shareholders may gain insight into the future of Minuteman by looking behind the numbers reported for 2002.  Let me help you do that.  It is true that we did not fully escape the impact of a weakened global economy, characterized by excessive inventories, reduced capital spending, a looming war with Iraq, and wide fluctuations in the dollar versus foreign currencies.  But when non-recurring events are factored out of our results, the fundamental operations of our Company emerged impressively.

Sales were off by only 5.5 percent for the recent year, but this condition was largely accounted for by substantial orders in the fourth quarter of 2001 from the U.S. Postal Service (USPS) that were not repeated in the final quarter of 2002.  At the request of the USPS, Minuteman designed a biohazard vacuum for the remediation, removal and containment of hazardous molds, particularly anthrax dust.  The creation of this critical filter vacuum led to multiple orders in the wake of the events of September 11, 2001.  Subtracting those one-time orders from our total sales comparison greatly improves the contrast of 2002’s revenues with the prior year.

All of the Company’s divisions experienced some decline in orders, again reflecting the continued effect of the economic slowdown.  Particularly affected were international sales, accounting for nearly 20 percent of Minuteman’s business, and cleaning-chemical sales, both of which felt the adverse effect of reduced demand from commercial and industrial customers.  For the fourth quarter of 2002, total sales fell 13 percent compared to the prior year quarter, some of this attributable to last year’s USPS orders.

Several new products introduced in the latter half of 2002, along with aggressive promotional campaigns, helped sustain sales against the reduced demand occasioned by the weak economy.  Many of these innovative offerings are described in the following pages of this report.  In addition to boosting our sales, they often helped our dealers compete for business and generate sales dollars for their own firms.  As evidenced by our investment in 2002 of more than $1.5 million in research and development, we remain committed to investing in this area for our future growth in spite of the difficult economic times.  Experience has shown that, by thus strengthening Minuteman’s relationships with this critical network of dealers during difficult times, we will be remembered when more robust demand returns to the sanitation supplies industry, which typically lags the general economy.

With lower sales came lower earnings. But our ongoing initiative to control expenses limited the reduction in net income, with gross profit decreasing only 8 percent due mainly to the reduced sales volume, unfavorable product mix and competitive market conditions.  However, a slight rise in selling and administrative expenses, primarily for higher payroll and benefit costs, promotional expenses and professional fees, was enough to create a disproportionate effect on net income. For the year 2002, net income fell 49 percent from the 12 months of 2001.

The Company has submitted an Offer of Settlement to the Securities and Exchange Commission for its consideration in connection with the previously reported formal order of investigation issued to the Company in November 2001.

The investigation and information requests relate to the recognition of revenue for certain interim periods that was not consistent with Minuteman’s sales recognition policy. The Company is in discussion with the Securities and Exchange Commission with regards to this Offer of Settlement.

In spite of general business conditions, Minuteman is maintaining a strong financial position, with $35.5 million of working capital and a current ratio as of December 31, 2002, of 6.3 to 1, up from last year’s 5.4 to 1.  Shareholders’ equity rose to $40.1 million compared with $39.6 million a year ago, producing a book value of  $11.22 per share. Minuteman’s capital resources are sufficient to meet business and liquidity needs as they arise.  An unsecured line of credit also is available for meeting any unexpected requirements.

Minuteman was fortunate this year to have added two prominent members to its Board of Directors and Audit Committee.  Roger B. Parsons was President of the Environmental Products Group of Federal Signal Corporation from 1994 until his retirement in 2000.  His 30-year tenure with Federal Signal also included service as President and Chief Executive Officer of Elgin Sweeper Company, a subsidiary of Federal Signal involved in the manufacture and sales of municipal street sweepers worldwide.  Minuteman is currently conducting a joint venture with Elgin.  Roger’s knowledge and experience in related industries brings added vision, insight and direction to Minuteman’s aggressive growth initiatives.  Also joining our Board was Richard J. Wood.  He was affiliated with the public accounting firm of Ernst & Young for 32 years, retiring as a Partner in 1996.  Dick’s comprehension of accounting and auditing procedures, his sensitivities to public-company responsibilities, his familiarity with the workings of boards of directors and their audit committees as well as his general knowledge of taxation and business matters will add an important dimension to our team of directors.

Even in a difficult year, our dividend record continues unbroken.  The Board of Directors approved the 58th consecutive quarterly dividend in the amount of $.09 per share, payable March 25, 2003 to shareholders of record as of March 11, 2003.

The longer-range outlook encourages me, although my view for the months immediately ahead is tempered with some caution.  A number of near-term uncertainties remain, including the situation in Iraq and the skittishness of businesses to invest in capital equipment until the course of the economy is clearer.  Another factor that will affect Minuteman’s first quarter of 2003 is that the initial quarter of 2002 was the second largest revenue quarter of last year, bolstered by the remaining orders from the USPS for the biohazard vacuums.  Beyond the first quarter, however, and assuming there is improvement in the general economy during the second half of the year, our perception is more optimistic for favorable year-end comparisons, based on:

                • continuing focus on expense controls and cost-reduction programs;

                • efficiencies from new production equipment installed last year;

                • a portfolio of new product introductions in recent months, and;

                • heightened marketing efforts to enhance the Company’s profile with dealers.

Sincerely,

Gregory J. Rau

President and Chief Executive Officer

March 14, 2003

17” Front Runner—Electric Floor Machine

20” 1500 RPM—Electric Burnisher

20” Front Runner—Electric Floor Machine

2 Speed With Solution Tank

Mirage® Propane BurnisherS:

17hp Air Cooled Twin Cylinder Kawasaki Engine or 20hp Twin Cylinder Onan Engine

M2700—ABS

2700 RPM Battery Powered With Automatic Burnishing System 20” Burnishing Width

Welcome to the future of floor care.

At Minuteman, we evaluate the needs of our customers and strategically combine their needs with Minuteman’s unrivaled research, design and proven success. The outcome is truly unique products that are the future of floor care, today.

GLOBAL POSITIONING.

Setting a Strategic Course

Minuteman Initiates a Strategic Course Designed to Carefully Budget Resources, Gain Efficiencies From New Production Equipment, Introduce Several New Products and Increase Marketing Efforts to Bolster the Company’s Brand With Dealers.

Continued weakness in many sectors of the global economy and the floor care industry, escalating global political tensions, and wide fluctuations in the dollar vs. foreign currency led to all of the Company’s divisions experiencing some decline in orders.  While this decline is noteworthy, when anomalles are factored out, the fundamental operations of Minuteman International remain firm.  Net income in 2002 for the Company was $1,781,000, or $.50 per share, compared with $3,505,000, or $.98 per share for 2001, a decrease of 49.2%.  Sales in 2002 were $71,951,000 versus $76,122,000 for 2001, a 5.5% decrease.  Adhering to a well-planned strategic course and utilizing Minuteman’s long-term industry knowledge, we are confident that Minuteman International will weather the current economic storm with grace and finesse.  Part of that plan includes, brilliant design, exceptional performance, dynamic technology and unheralded customer service.  These are the cornerstones of Minuteman International.

Dynamic Technology and Manufacturing Know-How

Rotational Molding Machines Deliver Timely, High Quality, Cost Effective, Components and Machines.

Taking aim on a succinct strategy for growth means that management carefully budgets resources for major investments.  Minuteman’s state-of-the-art rotational molding department, located in Minuteman’s  Hampshire, Illinois facility, includes two 3-station rotational molding machines: one has been in operation since April 2001 and the second, since December 2002.  Supported by the skilled leadership of a supervisor with over 32 years of experience, the department has already grown to 62 molds and includes everything produced in the Hampshire facility, as well as the 170, 200, 260 and 320 automatic scrubber parts used on machines manufactured in Minuteman’s Addison, Illinois facility.  As many of our competitors increasingly move to third party manufacturing of components and machines, Minuteman’s investment in its production facilities will allow for better control over cost, delivery and quality as compared to competitors.  These additions will create new opportunities that will aide the Company today and in the future.

New Product Development

Brilliant Design

New product development continues to be researched, refined and tested. One of the performance measurements of which we are most proud is the introduction in 2002 of several new products, the MPV® 31, 240X, SCV™28/32, and Lumina™20. These products have been refined utilizing Minuteman’s exclusive patents such as the SCV™28/32 off-aisle scrub wand, which makes the equipment more versatile and cost effective due to labor saving attributes. Exclusive Minuteman patents keep the Company a frontrunner in the industry and protect the Minuteman brand well into the future. Additionally, research and development of new products answers customer needs and strengthens the Company’s philosophy to keep our customers on the leading edge of floor care technology and sustain customer loyalty.

Exceptional Performance Testing

New product development is only successful when products are fully tested to ensure the highest quality possible.  For example, prior to the introduction of the SCVTM28/32 Rider Scrubber, Minuteman implemented a 3-stage testing protocol.  First, a “field” test was performed with selected users.  These users were asked to focus on the ease of use, performance and operator comforts.  Their feedback offered valuable information to enhance the SCVTM28/32 before introducing it to the market.  Second, static testing, which determines system reliability and offers insight at the component level, was initiated.  Third, a dynamic test was run, which includes results from operator feedback based on ergonomic, real-world runtime and observations based on machine performance.  This information is used to determine additional enhancements before machines are sold to customers.  Extensive testing of new products prior to delivery creates greater reliability to end users and our valued distributors, widening the distance between Minuteman and its competitors.

Savvy Marketing

Outstanding Customer Service

Finally, maintaining solid relationships with our distributors and end-users is a key element in the success of the Company.  When distributors are successful, so is Minuteman.  Outstanding marketing savvy includes creative promotional efforts such as the 2002 Minuteman “Stars and Stripes” sales promotion.  This year’s contest offered several prizes for the first time including two grand prize luxury cruise vacations, golf shirts, jackets and more!  Many dealers enjoyed a significant upswing in business during the promotion.

Targeted end-user advertising campaigns, and direct sales opportunities in conjunction with national advertising campaigns, each bolster distributor and Minuteman profits.  Minuteman’s proven relationship building skills and support network for distributors is enhanced by training and innovative, cost-effective products.

Foresight

Continued Growth and Opportunity

Minuteman is confident that by continuing to adhere to a strategic plan, these types of continued efforts — manufacturing investments, research and development of new products, testing protocols, and relationship-building marketing tools — will make the Company more profitable and open new doors of opportunity in the future.

Minuteman’s attractive MPV®31 Wide Area Carpet Vacuum features powerful suction, versatility and labor-saving, effortless operation.

Welcome to the future of floor care.

BPV — Back Pack Vac

With High Performance Vac Motor Option

MPV® — 18

Two Motor Upright With 18” Sweeping Width

747 Wide Area Vacuum

Battery Powered With 29.5” Sweeping Width

Gotcha®

Portable Spot Removal System With GFCI And Transport Cart

Ambassador®

Carpet Extractor With 17” Scrub Path

ACS

Automatic Carpet Scrubber With 20” Scrub Path

ET®

Motorized Carpet Tool For Use With Gotcha® And Ambassador™

RAPIDAIR®

Carpet/Floor Dryer

BRILLIANT DESIGN.

EXCEPTIONAL PERFORMANCE.

DYNAMIC TECHNOLOGY.

THE CORE OF MINUTEMAN INTERNATIONAL.

NEW PRODUCTS POSITION MINUTEMAN TO LEAD THE FUTURE OF FLOOR CARE, TODAY.

Double Scrubbers

4000 Rider from Minuteman PowerBoss

Raw Power, Speed and Ease of Use Drive New PowerBoss Series.

Minuteman PowerBoss recently expanded its product line with the new 4000 Rider Sweeper/Scrubber and the new 9000 Series Double Scrubbers.

Rugged, powerful and maneuverable, Minuteman PowerBoss’ updated and innovative 4000 Rider Sweeper/Scrubber combines the convenience of battery power with an industrial midsized total sweeper/scrubber.  This exciting product features a 50” dust controlled sweeping path and a 6 cubic foot hopper.  The 4000 is also a full capacity scrubber with a 40” scrub path that includes edge scrub capability.  The 4000 also includes a 600 amp-hour industrial battery for full-shift runtime.

9000 Series Double Scrubbers

Launched in 2002, two popular models, the 9082 and 9090, efficiently and aggressively scrub floors twice in one pass.  Cleaning up to 77,500 sq. ft. per hour, the 9000 Series tackles tough jobs with ease and speed.  The compact size of these units makes them ideal for congested and high-traffic areas where maneuverability is difficult.  The direct-throw cylindrical sweeper/scrubber brush provides aggressive scrubbing and debris pickup as it controls dust with wet sweeping.  Easy access doors and “no-tools required” quick-change brooms, brushes and squeegees make daily maintenance simple and fast.

320 Cylindrical Scrubbers

Total Scrub Deck Flexibility

By utilizing the same cylindrical scrub deck used on the SCV™28/32 rider, Minuteman has revolutionized “total scrub deck flexibility” in its new line of products.  The new 320 walk behind scrubber with cylindrical scrub deck is a marriage between the tried and true reliability and ruggedness of the 320 scrubber and the latest Minuteman cylindrical scrub deck system used on the SCV™.  This deck system features 3/4 HP motors, quick-connect solution and power connectors and the 5-spray jet system to ensure even distribution of cleaning solution to the floor.

3880 Cylindrical Scrubber

Aggressive Battery Rider Scrubber with Dust Free Sweeping

Minuteman’s new 3880 Cylindrical Scrubber provides the benefits of a battery rider scrubber with dust free sweeping capabilities.  The two cylindrical scrubbing brushes deliver 900 rpm and up to 600 pounds of down pressure for aggressive scrubbing in the worst environments.  The 3880 Cylindrical Scrubbing system provides sweeping, scrubbing, and floor drying in one pass without the added length of an optional pre-sweep for excellent maneuverability in congested areas.

The 66 gallon solution/recovery tanks and off-aisle scrub wand make the 3880 the most productive machine in its class. The future is here today at Minuteman!

LuminaTM24 Battery Burnisher

Technological Superiority, Optimum Airflow Performance

Using one of the most technologically advanced DC motors on the market, the new traction driven Lumina™24 battery burnisher is capable of spinning a 24” diameter pad at 2,600 rpm.  This state-of-the-art DC motor is rated at 16 HP peak and 8 HP continuous-duty.  Based on the success of the Lumina™20 Burnisher, Minuteman engineers have utilized a similar pad pressure compensation mechanism that controls the pad to floor contact to efficiently make floors sparkle.  Minuteman’s patented PAMS® system comes as a standard feature and three 12 volt 210 AH batteries supply the power.  The Lumina™24 is a sleek, powerful burnisher in a class by itself.

BPV Back Pack Vacuum with H.E.P.A. Filter

Lightweight, Powerful Performance in a H.E.P.A. Vacuum

A new addition to Minuteman’s critical filter vacuum line is the new BPV Back Pack Vacuum with H.E.P.A. (High Efficiency Particulate Air) filtration.  This lightweight H.E.P.A. vacuum is constructed of durable injection-molded plastic and features filtering capabilities of 99.97% efficiency at .3 microns.  Featuring four levels of filtration: a top-fill paper collection bag; a polyester cloth filter that provides 99% efficiency at 3 microns; 8” filter disc and the H.E.P.A. filter that provides 99.97% efficiency at .3 microns, the BPV Back Pack Vacuum exhaust air is diffused and directed away from cleaning areas.  For operator comfort, the vacuum features a reversible lid which positions the hose to accommodate right or left-handed operators.  The weight of the vacuum rests on the operator’s hips to reduce fatigue.  The vacuum comes with a 5’ x 1 1/2” crush proof hose, telescopic wand, combination hard floor tool, crevice tool and a round dust brush. Minuteman’s new BPV Back Pack Vacuum with H.E.P.A. filter safely cleans the most difficult applications with ease.

Kleen Sweep®40

Rides in Comfort, Sweeps with Speed

The Kleen Sweep® 40 offers the features of a ride-on for a walk-behind sweeper price.  A self-adjusting, chevron-style main broom with a front flap overthrow door allows pickup of large and small debris such as pop cans and sawdust.  The Kleen Sweep® 40 has a large 2.2 cubic foot hopper with wheels and a handle for ease of dumping.  It is also equipped with two large side brooms so the operator can sweep from either side without any visual obstructions.  This compact sweeper can drive through any 36-inch doorway with ease and operate up to four hours of continuous duty run time on one battery charge. The Kleen Sweep® 40 comes standard with a fine dust control system that operates off of a large turbine fan.  The washable polyethylene dust filter provides 99% efficiency for fine dust control.

Minuteman Research, Design and Proven Success

Technologically savvy and dedicated engineers work on specific categories of machines which are used for distinct product applications such as: carpet, hard floors, concrete and turf.  These highly trained, specialized engineers work with one goal in mind—to design a product in the most efficient way that performs at Minuteman’s high quality standards and meets customer needs.

Minuteman’s team combines field data with Pro-Engineer Software technology, over 21 individual U.S. patents and 10 international patents,  ISO 9001 Certification and new cost-effective methods of manufacturing.

Kleen Sweep® 40

Compact Rider Sweeper

Welcome  to the future of  floor care.

170 Traction Drive

17” Scrub Path

200 Traction Drive

20” Scrub Path

200X AUTOMATIC FLOOR Scrubber

Wide 20” deep cleaning path

240X SERIES AUTOMATIC SCRUBBER

Wide 24” cleaning path

260 Traction Drive

26” Scrub Path

320 CYLINDRICAL

32” Scrub Path

320 Traction Drive

32” Scrub Path

3200 Rider Scrubber

Powerful performance in a tight 32” scrub path

3800 Rider Scrubber

66 Gallon Solution/Recovery Tank

38” Scrub Path

3880 CYLINDRICAL Rider Scrubber

66 Gallon Solution/Recovery Tank

38” Scrub Path

SCVTM28/32 RIDER SCRUBBER

Compact & versatile performer

The future of floor care is here today at Minuteman.

STAYING THE COURSE

Minuteman’s Full Line of Unrivaled Floor Care Products.

Automatic Scrubbers

Minuteman Expands One of the Largest Lines of Dynamic Scrubbers in the Industry with Revolutionary Design.

Minuteman’s new compact, agile SCV™28/32 Rider Scrubber and the 240X Walk-Behind Scrubber add two new powerful models to an existing product line defined by unmatched product breadth and depth.  Minuteman’s ingenuity and ability to listen and respond to customer needs consistently challenges the competition by offering a wide variety of cleaning paths ranging from 17” to 40” with coverage from 18,000 to 44,000 sq. ft. per hour. Minuteman’s scrubbers are designed to fill a variety of customer floor cleaning needs.  The 170 and 200 compact walk-behind scrubbers clean small to mid-sized floors with easy operation, increased maneuverability and high performance. The 260, 320 and 380 automatic scrubbers maneuver at the touch of a hand and offer simplified, user-friendly controls. All Minuteman automatic scrubbers are ergonomically designed to allow for greater operator comfort and control and continue to provide a solid foundation for Minuteman.

Recent additions to the scrubber line, such as the 240X, SCVTM28/32 Rider Scrubber, the 3800 Rider Scrubber, the PowerBoss 4000 Sweeper Scrubber and the 9000 Series Double Scrubbers, all support Minuteman’s dedication to focus on customer needs and provide a wide variety of solutions for every floor cleaning application.  The addition in 2003 of the new 320 Cylindrical and 3880 Cylindrical Scrubbers to the Minuteman product line further accents that dedication.

Burnishers and Floor Machines

Sleek Design and Unique, Patented PAMS® Dust Control Keep Minuteman’s Popular Burnishers Leading the Market.

Minuteman burnishers feature a non-fatigue design and offer a patented Passive Air Management System (PAMS®) for dust control.  Unlike any other burnishers in the industry, PAMS® keeps Minuteman’s 1500, 2400, 2600 and 2700 burnishers leading the market, year after year.  In addition to high productivity and increased labor savings, Mirage® propane burnishers offer dimension and added depth to the Minuteman product line.  Minuteman’s 17” or 20” Front Runner Series floor machines combine high durability and operator safety with a competitive pricing structure and complete one the largest floor machine and burnisher lines in the industry.  Recent additions to the burnisher line, such as the Lumina™20 and Lumina™24 battery burnishers continue to brand Minuteman with the most exceptional performance and engineering in burnishers on the market today.

Carpet Care Machines

Dependable, Aggressive, Reliable Carpet Care Machines Deliver High Quality Minuteman Results.

Minuteman’s carpet care equipment is a powerful choice for carpet maintenance and is designed to minimize operator fatigue while offering a wide variety of machines.  New to Minuteman’s carpet care products in 2002 is the Multi-Purpose Vacuum (MPV®31) Wide Area Vacuum designed to clean large carpeted spaces with efficiency, speed and effortless maneuverability.  The new addition compliments the daily dependability of the MPV® upright, to the total care approach of the Ambassador® Series extractors and the RapidAir® Carpet and Floor Dryer.  All of Minuteman’s dependable carpet care workhorses feature excellent operator visibility and reliable results, every time.

Outdoor Cleaning Market

Professional Sweepers Bolster Minuteman’s Position as a Front Runner.

PowerBoss’ LitterBoss® is just one example of the strength and depth of the Company’s product line and its commitment to outpace the competition.  The LitterBoss®, which sweeps and vacuums litter anywhere it collects, compliments the Minuteman PowerBoss line. The LitterBoss® features a wide 68” sweep path which includes two side brushes and front mounted spray jets designed to keep dust to a minimum.  Engineered as a high quality, efficient performer, LitterBoss® comfortably joins Minuteman’s outstanding performers, PowerBoss Armadillo Sweepers and Parker outdoor lawn sweepers and litter vacuums.  Minuteman’s Kleen Sweep® 27 is ideal for machine shops, stock rooms, parks, small yards, and is a cost effective option for cleaning up to 31,000 sq. ft. per hour.  The Kleen Sweep® 40 is the newest addition to the Minuteman sweeper line and offers the features of a ride-on for a walk-behind sweeper price.  The Kleen Sweep® 45 is a compact Rider Sweeper designed for sweeping narrow spaces and reducing maintenance costs and cleaning time.  Sweeping a big 84,000 square feet per hour, Kleen Sweep® 45 is another powerful example of a front runner — Minuteman.

Critical Filter Vacuums

Absolute Filtration in Innovative, Safe and Powerful Vacuums.

The recent introduction of Minuteman’s BPV Back pack Vacuum with H.E.P.A. filter, and the Bio-Haz Vac, designed especially for the United States Postal Service for the removal and containment of anthrax, hazardous molds and viral particulates, demonstrates Minuteman’s unique experience in Critical Filter Vacuums.  With over 100 variations of Critical Filter Vacuums, Minuteman is one of the leading experts in the nation for the design, development and manufacturing of Critical Filter Vacuums. Because Critical Filter Vacuums require both safety and efficiency, Minuteman engineers designed each vacuum to be easy to use, available in a wide variety of sizes and created each piece of equipment for specific hazardous waste applications.  For example, the 55 Gallon Explosion-Proof Vacuum is designed for use where flammable gases, vapors or finely pulverized dust may be present.  The CRV™ Clean Room Vacuum is specifically applicable to Class 1 through Class 100,000 cleanrooms, pharmaceutical labs, gowning areas, air showers, biological labs and computer rooms.  The Mercury Vacuum series is designed for the handling and disposing of mercury-based residue.

Minuteman Parker®

Parker Adds Depth to Minuteman’s Full Line of Customer Focused Products.

The professional landscapers choice for quality and performance, Minuteman Parker® adds depth to Minuteman’s wide variety of floor care options in addition to providing a wide variety of lawn, turf and industrial maintenance equipment.  Minuteman Parker® products include high quality lawn sweepers, Vac 35 litter vacuums, dethatchers, Hurricane wheeled blowers and portable truck loaders.  Consistent with the Minuteman commitment to satisfying customer demand, the next generation walk-behind lawn vacuum was very well received when introduced to the buying public at the 2002 Green Industry Expo (GIE), in Nashville, TN.  Minuteman Parker continues to be an industry leader in the production of high-power reliable lawn and litter vacuums.  In addition, Minuteman Parker®’s distinguished reputation in the market is well known and adds substantial value to the Minuteman brand.

Minuteman’s compact powerhouse, the new SCV™28/32 Rider Scrubber

55 Gallon Explosion—Proof Vac

55 Gallon Unit With Stainless Steel Tank

290 Series Vac

15 Gallon Unit With Wide Area Squeegee

705 Series Air Vac

15 Gallon Unit With Painted Tank

Flammable Liquid Recovery Vac

55 Gallon Air Operated Unit

290 Series Vac

4 Gallon Unit With Electric Powerhead

390 Series Vac

15 Gallon Unit With Stainless Steel Tank

705 Series Air Vac

55 Gallon Unit With Wheeled Dolly Cart

MINUTEMAN POWERBOSS

Dynamic Products Drive PowerBoss

Minuteman PowerBoss continues to bolster a growing product line thanks to a number of strategic efforts set into place by a keen and visionary management team.

Marketing — aggressive marketing kept distributors current on all new products and developments.

New Products — thanks to joint engineering and prototype resources on the LitterBoss® project, two new exclusive PowerBoss projects have been introduced: the 4000 Rider Sweeper/Scrubber and the 9000 Series Double Scrubbers.

Cost Containment — PowerBoss continues to emphasize lowered spending, and a fixed cost structure both of which increases the Company’s potential for stronger earnings and continued successful growth.  PowerBoss continues its commitment to quality and to invest in manufacturing efficiencies.  In 2003, the business software, Oracle enhances business planning and cost containment, and ISO 9001 Certification procedures have been implemented.

MINUTEMAN EUROPE

Worldwide Opportunities Expand

Minuteman Europe, still under the constraints of a strong dollar versus foreign currencies, expanded product offerings through its continually growing distribution network.  A new warehouse distribution facility is scheduled to open in early 2003 in Holland, near Minuteman Europe’s existing facility, just outside of Amsterdam.  With over 16,000 sq. ft. and higher ceilings, the new warehouse nearly triples the amount of cubic space and further establishes Minuteman Europe as a solid supplier among distributors.  Additionally, the new facility allows Minuteman sales representatives to build and enhance existing relationships with Minuteman’s European distributors and customers by providing more timely service and efficient distribution.

ISSA INTERCLEAN AMSTERDAM

A Showplace for Minuteman’s Leadership

Minuteman Europe’s dedicated focus on establishing and building solid distributor relationships and penetrating the market with new products, proven growth strategies, aggressive marketing efforts, direct customer service, cost containment and more efficient distribution was exemplified at the 2002 ISSA/Interclean Show in Amsterdam.

The 2002 ISSA/Interclean Show in Amsterdam in May, 2002, kept Minuteman representatives busy all four days with potential and existing customers from Europe, the Mideast and Asia.  Many leads and productive meetings were held with international dealers excited about Minuteman’s new products (MPV®31, 240X, SCV™28/32, and Lumina™20) which were displayed at the booth. Minuteman’s innovative new equipment, despite a challenging economy, solidified the Company’s frontrunner position.

MINUTEMAN’S POPULAR WEBSITE

www.minutemanintl.com

Minuteman’s updated website offers visitors and shareholders complete information about Minuteman Floor Cleaning Equipment, PowerBoss, Multi-Clean Chemicals, Minuteman Parker as well as product releases, Company history, financial information, international news, and employment opportunities.  The Dealer Webpage offers dealers a password-secured ability to download photos and receive PDF files of Minuteman’s literature and How to Demonstrate Guides.

Dealers can also order refurbished equipment directly off the site and receive current information about ongoing sales promotions, upcoming sales and service schools, as well as technical tips.  Minuteman will continue to utilize the site to generate new business  by offering immediate access to Minuteman and acting as a vehicle to help customers access the best product for their individual cleaning application.

Oracle

Forecasts, Analyzes and Aids Management Insight

Oracle, one of the finest operating software programs for manufacturers, has been live for it’s first full year.  With initial implementation completed, management can fully recognize the value Oracle brings to strategic planning.  For example, analysis, comprehensive sales data, customer information, manufacturing and production output information provided by the system can be quickly accessed. Such easy retrieval and delivery of critical information enhances Minuteman’s strategic plan to accommodate changing needs and marketplace fluctuations.

Superior People

Robust Performance is Sustained Through Talented People.

Minuteman prides itself on a talented and creative group of superior people who envision success through the eyes of their customers.  Worldwide leadership is only possible with focused, dedicated teams who are measured by its commitment to deliver the right product, every time, for the customer.  Each team at Minuteman brings an understanding of its unique manufacturing and marketing capabilities to each product and is a motivated player in helping customers receive the best product for their individual floor cleaning needs.  These superior people are the key to Minuteman’s success and a cornerstone of our future.

MULTI-CLEAN®

Dependable, Aggressive, New Products Fuel Chemical Powerhouse Multi-Clean

The continued strength of the Multi-Clean brand is a direct reflection of a dynamic team of professionals working together to develop, create and market some of the most effective and efficient chemical products for all floor types including resilient tile, hard floors, carpet, concrete and wood.  In addition, the Company’s dedication to meeting changing customer needs, through the development of new products, continues to be bolstered by a strong, traditional product line of floor finishes and chemicals which remain the stable back bone of Multi-Clean.

Explosion/Dust Ignition Proof Vac

15 Gallon Unit With H.E.P.A. Filter

X829 Series Vac

15 Gallon Wet/Dry Unit With H.E.P.A. Filter

Welcome to the future of  floor care.

EXCITING NEW MULTI-CLEAN PRODUCTS DEBUT AT THE ISSA SHOW

UVi-Finish — Ultra-Violet Floor Finish

UVi-Finish, a new Ultra-Violet Floor Finish dries in the speed of light, eliminates burnishing, delivers outstanding performance and can be removed from a floor by using a conventional high performance stripper.  The new UVinfusion System combines the user-friendliness of traditional acrylic floor finishes with the proven durability and performance characteristic only a UV cured finish can provide.

The system includes:  Ultra-Primer:  Fast drying, mop-on basecoat; UVi-Finish:  Ultra durable, UV cured finish;  Ultra 70:  Neutral, high strength cleaner.  The UVi-Infusion Maintenance program offers easy removal from a floor using a conventional high performance stripper and recoating with a deep scrub and a coat of Ultra-Primer and UVi-Finish.

Multi-Scrub Creme Cleanser

Removes Stubborn Spots, Soap Scum, Grease and Grime from all Restroom and Kitchen Surfaces.

Also introduced at the ISSA Show was the Multi-Scrub Creme Cleanser, an advanced cleaner formulated with a unique blend of surfactants, brighteners and mild abrasives that work together to achieve superior cleaning performance.  Multi-Scrub Creme Cleanser is exceptional for the cleaning of ceramic tiles, grout, drinking fountains, steam tables, sinks, counter tops, wash basins, shower stalls, bathtubs, toilet bowls, urinals and any surfaces not harmed by mild abrasives.

TCS-1

Terrazzo and Concrete Sealer

TCS-1 Terrazzo and Concrete Sealer, a special waterbased primer/sealer designed to adhere to conventional terrazzo floors bases on portland cement, has become a popular choice for customers.  The exceptional adhesion to a substrate created with the application of TCS-1, continues to drive the product’s popularity.  Recommended as a primer prior to applying Multi-Clean conventional floor finishes, or as a stand alone dust-proofing sealer for concrete floors, the sealer can also be used as a single coat sealer for use on concrete floors prior to the application of UV floor coating systems.

Back to 7

Carpet and Hard Floor Conditioner

Back to 7, a new product developed in response to customer comments, neutralizes any excess alkalinity in carpet caused by shampoo and/or hard water residues.  Carpet is left feeling soft and conditioned.  Back to 7 also cleans de-icing salt residues found on carpets and/or hard surface floors during the winter months.  Effective for neutralizing excess alkalinity after stripping traditional floor finishes, Back to 7 can also remove browning or yellow discoloration from carpet.

Foaming Carpet Spotting Kit

Chemical Stays On Top of the Carpet, Not Wicking into the Pad

Multi-Clean’s Foaming Carpet Spotting Kit is ideal for carrying a carpet spotting tool kit while cleaning.  The unique system allows the spotting chemical to stay on top of the carpet, not wicking into the pad.  The unit is lightweight (10 ounces) and is easily attachable to a belt for convenient spot removal as cleaning progresses.  Additionally, the unique foam keeps chemical use down while allowing carpets to dry more quickly.

Kleen Sweep® 27

Manual Sweeper

Kleen Sweep® 35

Battery Powered Sweeper

Hurricane® Plus Series

Leaf & Litter Blower

Vac-35®

Litter Vacuum

Scavenger®

Litter Vacuum

Trailette

Lawn Sweeper

Truck Loader

Debris Handler

CRV — Clean Room Vac

4 Gallon Unit With U.L.P.A. Filter

Mercury Recovery Vacuum System

15 Gallon Unit With Mercury Separator

BPV BACKPACK VACUUM WITH H.E.P.A. FILTER

Lightweight H.E.P.A Vacuum

2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company’s discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements.  The preparation of these financial statements are based upon the selection and application of significant accounting policies (see note B of the Notes to Consolidated Financial Statements for additional information), which requires management to make significant estimates and judgments that affect the amounts reported in these financial statements.  Actual results may differ from these estimates under different assumptions or conditions.

Accounting Policies and Critical Accounting Estimates

The Company believes the following are the actual accounting policies that affect its more significant judgments and estimates used in the preparation of consolidated financial statements.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, when title and risk of ownership passes, the sales price is fixed or determinable, and collectibility is reasonably assured.  Generally, these criteria are met at the time product is shipped.  Provision is made at the time the related revenue is recognized for discounts and allowances, estimated cost of product warranties, bad debts and rebates.

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

Inventory

The Company is required to state its inventories at lower of cost or market.  The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions.  If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

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

Income Taxes

The Company currently has significant deferred tax assets, which are subject to periodic recoverability assessments.  Realization of our deferred tax assets is principally dependent upon our achievement of projected future taxable income.  Judgments regarding future profitability may change due to future market conditions and other factors.  These changes, if any, may require possible material adjustments to these deferred tax asset balances.

Intangible Assets

Intangible assets represent 9.4% and 9.1% of total assets and 13.0% and 13.1% of shareholders’ equity at December 31, 2002 and 2001, respectively.  These intangible assets were primarily recorded as the result of the November 1998 PowerBoss acquisition.  The Company has concluded that these assets are not impaired at December 31, 2002 in accordance with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”.

The determination of whether these assets are impaired involves significant judgments.  Changes in strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded asset balances.

Inflation

Although the Company cannot accurately determine the precise effect of inflation on operations, the Company does not believe inflation has had a material effect on sales or results of operations.

New Accounting Pronouncements Adopted

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142 effective January 1, 2002.  During 2002 the Company, utilizing an independent third party firm, completed its initial test of goodwill by comparing fair value to carrying value. Fair value was determined using a discounted cash flow and market methodology. As of January 1, 2002, the Company concluded there was no impairment. The Company performed its annual test of impairment as of October 1, 2002 and found no impairment.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (the Interpretation). The Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. The Interpretation clarifies that a guarantor is required to disclose (a) the nature of the guarantee, including the approximate term of the guarantee, how the guarantee arose, and the events or circumstances that would require the guarantor to perform under the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability, if any, for the guarantor’s obligations under the guarantee; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee.  For product warranties, instead of disclosing the maximum potential amount of future payments under the guarantee, a guarantor is required to disclose its accounting policy and methodology used in determining its liability for product warranties as well as a tabular reconciliation of the changes in the guarantor’s product warranty liability for the reporting period. The Interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of the Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in the Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.

Issues and Uncertainties

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

The Company believes that the investigations by the SEC and by NASDAQ are related to the recognition of revenue in the Company’s results of operations for its interim periods.  Based on the Company’s review of the timing of the recording of certain sales transactions, which were not consistent with the Company’s revenue recognition policy, it was necessary to restate interim results and the Company restated its financial statements for the interim periods ended March 31, June 30 and September 30 in each of 1999 and 2000 and for March 31, 2001.  Amended Form 10-Qs and amended Form 10-Ks reflecting the restatements for the interim periods were filed with the SEC in 2001. In November 2002, the Company submitted an Offer of Settlement to the Securities and Exchange Commission for its consideration.  The Company is in discussion with the Securities and Exchange Commission with regards to the Offer of Settlement. The Company is not able to predict the outcome of the investigations or to assess their ultimate impact on the Company.

The Company is subject to various proceedings, lawsuits and other claims related to labor, product and other matters.  Included among these lawsuits are product liability claims seeking compensation for property damage, lost profits or other relief, including, in some cases, punitive damages. The Company disputes the plaintiff’s claims and intends to defend the lawsuits vigorously. A determination of the amount of reserves required, if any, for each of these contingencies is made after careful analysis by the Company. The reserves may change in the future due to new developments in each matter or changes in approach in resolving these claims. While the Company believes that these contingencies will not have a material adverse effect on the financial condition of the Company, there can be no assurance that they will be resolved in a manner that does not materially adversely affect the Company.

RESULTS OF OPERATIONS FOR 2002, 2001 AND 2000

Net Sales and Earnings

Net sales in 2002 decreased to $71,951,000 from $76,122,000 in 2001.  All of the Company’s divisions experienced a decline in orders, reflecting the continued effect of the economic slowdown. International sales, which were down 11.6% in 2002 continued to suffer from weakness in economic conditions. The Company’s chemical sales were down 29.5%, declining across all product lines. Gross profit decreased 8.3% in 2002 from 2001, due to the effects of reduced volume and unfavorable product mix from commercial and industrial customers and competitive market conditions. In 2002 gross profit as a percent of net sales was 29.3%, down from 30.2% in 2001 (see note B of the Notes to Consolidated Financial Statements for additional information). Net income for 2002 was $1,781,000 or $0.50 per share, a decrease of 49.2% from the prior year.

Net sales in 2001 decreased to $76,122,000 from $84,310,000 in 2000.  The entire Company experienced a decline in orders, reflecting the effect of the economic slowdown in 2001. A reduction in international sales, which were down 11.9% in 2001, continued to be exacerbated by strength in the dollar versus the currencies of foreign countries. Gross profit decreased 11.6% in 2001 from 2000 on the reduced demand from commercial and industrial customers.  In 2001, gross profit as a percent of net sales was 30.2%, down from 30.8% in 2000 (see note B of the Notes to Consolidated Financial Statements for additional information). Net income for 2001 decreased 28.5% to $3,505,000 or $0.98 per share, compared to $4,899,000 or $1.37 per share for 2000.

Operating Expenses

Selling expenses, as a percentage of net sales, increased to 18.4% in 2002 from 16.5% in 2001. Higher payroll and benefit costs, increased promotional costs and vehicle lease costs contributed to the increase in selling expenses year over year. General and administrative expenses in 2002 increased 3.0% from 2001, due primarily to higher payroll and benefits costs, increased professional fees and casualty insurance costs. The increases in 2002 were partially offset by a decrease in goodwill amortization as a result of the adoption of SFAS No. 142.

Selling expenses, as a percent to net sales, increased to 16.5% in 2001 from 15.8% in 2000. Increased costs associated with rising group insurance and additional reserves resulting from higher uncollectible accounts contributed to the total increase in selling expenses year over year. General and administrative expenses decreased 3.0% in 2001, compared with 2000, due primarily to lower payroll costs, offset in part by higher professional fees associated with litigation and casualty insurance costs in 2001.

Other Income/Expense

In 2002 interest income decreased $96,000 from 2001, as a result of declining interest rates.

In 2001, interest income decreased $35,000 from 2000, as a result of declining interest rates.

The Company incurred interest expense, related principally to debt obligations, of $1,030,000, $1,186,000 and $810,000 in 2002, 2001 and 2000, respectively.  Included in the interest expense is $347,000 in 2002 and $463,000 in 2001 of expense related to the change in the fair market value of derivative financial instruments (see note B of the Notes to Consolidated Financial Statements for additional information).

Other income in 2002 decreased $43,000 from 2001 primarily due a decrease in gain on sale of fixed assets.

Income Taxes

The effective tax rate was 28.9%, 31.8% and 37.0% for 2002, 2001 and 2000, respectively. The decrease in the 2002 rate is primarily due to increased benefits from research and development credits and Extraterritorial Income (ETI) benefit, offset in part by higher state income taxes. The decrease in the 2001 rate, from the 2000 rate, was primarily due to increased benefits from research and development credits and the Company’s Foreign Sales Corporation.

Liquidity, Capital Resources and Financial Condition

The Company had working capital of $35.5 million at December 31, 2002 and 2001.  This represented a current ratio of 6.3 for 2002 and 5.4 for 2001.

Cash, cash equivalents and short-term investments represented 17.5% and 18.6% of this working capital at December 31, 2002 and 2001, respectively.  The decrease in 2002, from 2001, was due primarily to payment of long-term debt, income taxes and purchases of property, plant and equipment.

At December 31, 2002 and 2001, the Company had shareholders’ equity of $40.1 million and $39.6 million, respectively, which when compared to total liabilities represented an equity to liability ratio of 2.7 and 2.3, respectively.

During fiscal year 2002, 2001 and 2000, the Company generated $3.3 million, $6.6 million and $4.2 million, respectively in cash flows from operating activities, which represents the Company’s principal source of cash. Cash flows from operating activities resulted primarily from the Company’s net income and changes in operating working capital.

Cash provided by investing activities was $0.4 million in 2002, an increase of $4.8 million from the prior year. Capital expenditures remained relatively constant year over year. The improvement was related to maturities of short-term investments in 2002 compared with purchases of short-term investments in 2001. Cash used by investing activities was $4.4 million in 2001, an increase of $3.6 million from the prior year. The increase primarily reflects the purchase of short-term investments and a decrease in maturities of short-term investments, partially offset by a decrease in capital expenditures.

Cash used in financing activities was $2.8 million, $2.7 million and $2.7 million in 2002, 2001and 2000, respectively.  Financing activities consist of long-term debt payments and dividend payments.

The Company has sufficient capital resources and is in a strong financial position to meet business and liquidity needs as they arise.  The Company has an unsecured line of credit arrangement for a short-term debt facility with a financial institution, which expires May 31, 2003. Under the terms of this facility the Company may borrow up to $5 million on terms mutually agreeable to the Company and financial institution. There are no requirements for compensating balances or restrictions of any kind involved in this arrangement.  At December 31, 2002 there were no borrowings outstanding. The Company foresees no unusual future events that will materially change the aforementioned summarization.

The Company also had the following contractual cash obligations at December 31, 2002.

	Total	Less than one year	1-3 years	4 years and after
Long term debt	$9,000,000	$1,500,000	$7,500,000	$—
Operating leases	2,476,000	913,000	1,365,000	198,000
Total contractual cash obligations	$11,476,000	$2,413,000	$8,865,000	$198,000

Market Risk

The Company’s earnings and cash flow are subject to fluctuations due to changes in foreign currency exchange rates.  Currently these earnings and foreign currency translation adjustments have not been material to the overall financial results of the Company.

The Company has also entered into an interest rate swap agreement to obtain a fixed interest rate on variable rate debt to reduce certain exposures to interest rate fluctuations.  In the event that a counter party fails to meet the terms of the interest rate swap agreement, the Company’s exposure is limited to the interest rate differential.  The Company manages the credit risk of counter parties by dealing only with institutions that the Company considers financially sound.  The Company considers the risk of nonperformance to be remote.

Forward-Looking Statements

SAFE HARBOR STATEMENT. This Annual Report contains not only historical information, but also forward-looking statements which are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  Statements that are not historical are forward-looking and reflect expectations about the Company’s future performance. In addition, forward-looking statements may be made orally or in press releases, conferences, reports, on the Company’s  worldwide web site, or otherwise, in the future by the Company or on our behalf. The Company has tried to identify such statements by using words such as “expect”, “foresee”, “looking ahead”, “anticipate”, “estimate”, “believe”, “should”, “intend”, and similar expressions to identify forward-looking statements.

Forward-looking statements involve risks and uncertainties and are not guarantees of future performance. Actual future results may differ materially from those discussed in forward looking statements. These uncertainties include factors that affect all businesses operating in a global market as well as matters specific to the Company. The following are some of the factors that could cause the Company’s financial condition to differ materially from what the Company has anticipated in forward-looking statements: the effectiveness of operating and technology initiatives and advertising and promotional efforts, as well as changes in: global and local business and economic conditions; currency exchange and  interest rates; labor and other operating costs; political or economic instability in local markets; disruptions from outbreak of hostilities, war or terrorists’ attacks; competition; customer preferences; effects of unanticipated materially adverse litigation or product claims; unexpected product failures or non acceptance of new products by the market; legislation and governmental regulation; and accounting policies and practices. The foregoing list of important factors is not exclusive.

2002

MINUTEMAN INTERNATIONAL FINANCIAL REPORT

CONSOLIDATED BALANCE SHEETS

	December 31,
	2002	2001
ASSETS
Current assets
Cash and cash equivalents	$1,307,000	$416,000
Short-term investments	4,900,000	6,200,000
Accounts receivable, less allowances of $987,000 in 2002 and $720,000 in 2001	15,165,000	17,483,000
Due from affiliates	291,000	170,000
Inventories	18,856,000	18,364,000
Prepaid expenses	467,000	435,000
Refundable income taxes	456,000	—
Deferred income taxes	672,000	479,000
Total current assets	42,114,000	43,547,000
Property, Plant and Equipment
Land	820,000	820,000
Building and improvements	6,316,000	6,304,000
Machinery and equipment	12,851,000	12,306,000
Office furniture and equipment	4,060,000	3,703,000
Transportation equipment	661,000	808,000
Construction in progress	8,000	171,000
	24,716,000	24,112,000
Accumulated depreciation	(16,831,000)	(15,632,000)
	7,885,000	8,480,000
Intangible assets — Net of amortization of $1,066,000 in 2002 and 2001	5,201,000	5,201,000
Total assets	$55,200,000	$57,228,000
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Current maturities of long term debt	$1,500,000	$1,500,000
Accounts payable	2,037,000	2,479,000
Accrued expenses	3,107,000	3,106,000
Income taxes payable	—	976,000
Total current liabilities	6,644,000	8,061,000

Long-Term Debt, less current maturities	7,500,000	9,000,000
Derivative financial instrument	684,000	294,000
Deferred income taxes	256,000	243,000
Total liabilities	15,084,000	17,598,000
Commitments and contingencies (Note K)
SHAREHOLDERS’ EQUITY
Common stock, no par value; 10,000,000 shares authorized; 3,574,279 and 3,568,385 shares issued and outstanding at December 31, 2002 and 2001, respectively	6,596,000	6,596,000
Retained earnings	33,868,000	33,372,000
Unearned restricted stock	(83,000)	(150,000)
Accumulated other comprehensive loss	(265,000)	(188,000)
Total shareholders’ equity	40,116,000	39,630,000
Total liabilities and shareholders’ equity	$55,200,000	$57,228,000

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2002	2001	2000
Net sales	$71,951,000	$76,122,000	$84,310,000
Cost of sales	50,888,000	53,146,000	58,309,000
Gross profit	21,063,000	22,976,000	26,001,000
Operating expenses:
Selling	13,207,000	12,595,000	13,317,000
General and administrative	4,423,000	4,294,000	4,426,000
Operating expenses	17,630,000	16,889,000	17,743,000
Income From Operations	3,433,000	6,087,000	8,258,000
Other income (expense)
Interest income	71,000	167,000	202,000
Interest expense	(1,030,000)	(1,186,000)	(810,000)
Other — net	32,000	75,000	129,000
Other expense	(927,000)	(944,000)	(479,000)
Income Before Income Taxes	2,506,000	5,143,000	7,779,000
Provision (benefit) for income taxes
Current	905,000	1,619,000	2,980,000
Deferred	(180,000)	19,000	(100,000)
Provision for Income Taxes	725,000	1,638,000	2,880,000
Net Income	$1,781,000	$3,505,000	$4,899,000

Net income per common share — basic and diluted	$0.50	$0.98	$1.37
.

Weighted average number of common shares outstanding — basic	3,576,521	3,570,365	3,568,385
Weighted average number of common shares outstanding — diluted	3,587,245	3,582,698	3,568,385

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Stock				Accumulated Other
	Number of Shares	Amount	Unearned Compensation	Retained Earnings	Comprehensive Income (Loss)	Total
Balance at December 31, 1999	3,568,385	$6,396,000	$——	$27,395,000	$(192,000)	$33,599,000
Dividends ($.33 per share)				(1,178,000)		(1,178,000)
Comprehensive income:
Net income				4,899,000		4,899,000
Foreign currency translation adjustments					(36,000)	(36,000)
Total comprehensive income 2000						4,863,000
Balance at December 31, 2000	3,568,385	6,396,000	——	31,116,000	(228,000)	37,284,000
Dividends ($.35 per share)				(1,249,000)		(1,249,000)
Grant of restricted stock		200,000	(200,000)
Amortization of unearned compensation			50,000			50,000
Comprehensive income:
Net income				3,505,000		3,505,000
Foreign currency translation adjustments					(61,000)	(61,000)
Cumulative effect of change inaccounting for derivatives net of applicable income taxes of $85,000					127,000	127,000
Amortization to income of cumulative effect of change in accounting for derivatives net of applicable income tax benefit of $17,000					(26,000)	(26,000)
Total comprehensive income 2001						3,545,000
Balance at December 31, 2001	3,568,385	6,596,000	(150,000)	33,372,000	(188,000)	39,630,000
Dividends ($.36 per share)				(1,285,000)		(1,285,000)
Issuance of restricted stock	5,894
Amortization of unearned compensation			67,000			67,000
Comprehensive income:
Net income				1,781,000		1,781,000
Foreign currency translation adjustments					(51,000)	(51,000)
Amortization to income of cumulative effect of change in accounting for derivatives net of applicable income tax benefit of $17,000					(26,000)	(26,000)
Total comprehensive income 2002						1,704,000
Balance at December 31, 2002	3,574,279	$6,596,000	$(83,000)	$33,868,000	$(265,000)	$40,116,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2002	2001	2000
OPERATING ACTIVITIES
Net income	$1,781,000	$3,505,000	$4,899,000
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,480,000	1,609,000	1,666,000
Amortization	—	312,000	312,000
Compensation earned under restricted stock plan	67,000	50,000	—
Deferred income taxes	(180,000)	19,000	(100,000)
Derivative financial instrument	390,000	294,000	—
Other	(26,000)	101,000	—
Changes in operating assets and liabilities:
Accounts receivable and due from affiliates	2,197,000	(1,152,000)	(1,212,000)
Inventories	(492,000)	1,611,000	(908,000)
Prepaid expenses and refundable income taxes	(488,000)	(211,000)	66,000
Accounts payable, accrued expenses and income taxes payable	(1,417,000)	497,000	(530,000)
Net Cash Provided by Operating Activities	3,312,000	6,635,000	4,193,000
INVESTING ACTIVITIES
Purchases of property, plant and equipment, net	(885,000)	(880,000)	(1,462,000)
Purchases of short-term investments	—	(3,504,000)	—
Maturities of short-term investments	1,300,000	—	636,000
Net Cash Provided by (Used in) Investing Activities	415,000	(4,384,000)	(826,000)
FINANCING ACTIVITIES
Payment of long-term debt	(1,500,000)	(1,500,000)	(1,500,000)
Dividends paid	(1,285,000)	(1,249,000)	(1,178,000)
Net Cash Used in Financing Activities	(2,785,000)	(2,749,000)	(2,678,000)
Effect of Foreign Exchange Rate Changes	(51,000)	(61,000)	(36,000)
Increase (Decrease) in Cash and Cash Equivalents	891,000	(559,000)	653,000

Cash and Cash Equivalents at Beginning of Year	416,000	975,000	322,000
Cash and Cash Equivalents at End of Year	$1,307,000	$416,000	$975,000

See notes to consolidated financial statements.

2002

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — BUSINESS INFORMATION

Minuteman International, Inc.  (the “Company”) operates primarily in one business segment, which consists of the development, manufacture and marketing of commercial and industrial floor maintenance equipment and related products. The Company sells to a multitude of regional, national and international customers, primarily within the sanitary supply industry.  No single customer accounted for more than ten percent of net sales in 2002, 2001 or 2000.

The Company sells to affiliated (see note G of the Notes to Consolidated Financial Statements for additional information) and unaffiliated customers in foreign countries.  For 2002, 2001, and 2000, these sales aggregated $14,064,000, $15,918,000 and $18,078,000, respectively, and were principally to customers in Canada, the Pacific Rim, the Middle East, Europe, and Latin America.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principals of Consolidation

The consolidated financial statements include the accounts of the Company (an Illinois corporation) and its wholly — owned subsidiaries, Multi-Clean, Minuteman PowerBoss, Inc., Minuteman Canada, Inc. and Minuteman European B.V. Significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, when title and risk of ownership passes, the sales price is fixed or determinable, and collectibility is reasonably assured. Generally, these criteria are met at the time product is shipped.  Provision is made at the time the related revenue is recognized for discounts and allowances, estimated cost of product warranties, bad debts and rebates.

Inventories

Inventories at December 31, 2002 and 2001 are stated at the lower of cost or market using the last—in, first-out (LIFO) method for 49% and 53% of inventories, respectively.  The first—in, first—out (FIFO) method is used for the remainder.  Inventories at December 31, 2002 and 2001 consist of the following:

	2002	2001
Inventories at FIFO cost:
Finished goods	$6,227,000	$7,418,000

Work in process	9,306,000	7,975,000

Raw materials	5,442,000	4,947,000
	20,975,000	20,340,000
Less LIFO reserve	(2,119,000)	(1,976,000)
Total Inventories	$18,856,000	$18,364,000

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

Goodwill and Other Intangible Assets

The Company has classified as goodwill the cost in excess of the fair value of net assets of businesses acquired. The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142 effective January 1, 2002. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead tested for impairment annually at the reporting unit level using a two-step impairment test. If the first step indicates goodwill is impaired, the second step must be completed to determine the amount of the impairment. During 2002 the Company, utilizing an independent third party firm, completed its initial test of goodwill by comparing fair value to carrying value. Fair value was determined using a discounted cash flow and market methodology for the reporting unit. As of January 1, 2002, the Company concluded there was no impairment. The Company performed its annual test of impairment as of October 1, 2002 and found no impairment.

Income Taxes

Deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings Per Share

Basic earnings per share is computed by dividing income available to common stockholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) for the period.  The computation of the diluted earnings per share is similar to basic earnings per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.

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

2002

MINUTEMAN INTERNATIONAL FINANCIAL REPORT

Research and Development Expenses

Research and development expenses for 2002, 2001 and 2000, approximated $1,512,000, $1,587,000 and $1,459,000, respectively.

Shipping and Handling Costs

The Company classifies shipping and handling costs it incurs as selling expenses in the accompanying consolidated statements of income.  Shipping and handling costs in 2002, 2001 and 2000 were $788,000, $779,000 and $907,000, respectively.  All shipping and handling amounts billed to customers are classified as net sales and the associated costs are recorded as cost of sales.

Advertising Costs

Advertising costs are expensed as incurred and were $640,000, $797,000 and $841,000 in 2002, 2001 and 2000, respectively.

Derivative Financial Instruments

As of January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, which was issued in June 1998 and its amendments, SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133”, and SFAS 138, “Accounting for Derivative Instruments and Certain Hedging Activities”, issued in June 1999 and June 2000, respectively (collectively referred to as SFAS No. 133).

As a result of adoption of SFAS No. 133, the Company recognizes all derivative financial instruments, such as interest rate swap contracts in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument.  Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders’ equity as a component of comprehensive income depending on whether the derivative financial instrument qualifies for hedge accounting, and if so, whether it qualifies as a fair value hedge or cash flow hedge. Generally, changes in fair values of derivatives accounted for as fair value hedges are recorded in income along with the portions of the changes in the fair values of the hedged items that relate to the hedged risks.  Changes in fair values of derivatives accounted for as cash flow hedges, to the extent they are effective and designated as hedges, are recorded in other comprehensive income net of tax. Changes in fair values of derivatives not qualifying as hedges are reported as interest expense. The fair market value of the interest rate swap at December 31, 2002 and 2001 is classified as a non-current liability on the consolidated balance sheets.

The Company accounted for the accounting changes as a cumulative effect of a change in accounting principle.  The adoption of  SFAS No. 133, on January 1, 2001 resulted in an increase of $127,000, net of applicable income taxes of $85,000, to other comprehensive income.

In 2001, the Company determined that the interest rate swap did not qualify for hedge accounting in accordance with the applicable provisions of  SFAS No. 133, and therefore, the effect of adjusting the swap to market was $463,000 (net of tax benefit of $185,000), resulting in a $278,000 charge to net income.

In 2002, the Company continued to record the change in the fair market value of its swap as interest expense. The effect of adjusting the swap to market was $347,000 (net of tax benefit of $139,000), resulting in a $208,000 charge to net income.

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

In 1998, the Company entered into an interest rate swap agreement to obtain a fixed interest rate on variable rate debt and reduce certain exposures to interest rate fluctuations.  At December 31, 2002 and 2001 the Company had interest rate swaps with notional amounts of $9,000,000 and $10,500,000, respectively.  The swaps will terminate on the same basis as the long-term debt repayment schedule ending November, 2005 (see note D of the Notes to Consolidated Financial Statements for additional information).  The swaps for 2002 and 2001 resulted in fixed rate payments at an effective interest rate of 6.1%. Variable rate payments are based on LIBOR interest rate plus an applicable margin (see note D of the Notes to Consolidated Financial Statements for additional information).

Customer Rebates

The cost of customer rebate programs is classified as a reduction of net sales. Rebate expense for 2002, 2001 and 2000 was $1,227,000, $1,171,000 and $885,000, respectively.

Warranties

The Company provides for the estimated cost of product warranties at the time revenue is recognized. The Company’s warranty liability is affected by product failure rates, material usage and costs incurred in correcting a product failure. Should actual product failure rates, material usage or costs differ from the Company’s estimates, revisions to the estimated warranty liability may be required.

Changes in the Company’s warranty liability during the period are as follows:

Description	Balance at Beginning of Period	Charged to Costs and Expenses (1)	Deductions (2)	Balance at End of Period
Year Ended December 31, 2002
Accrued warranties	$711,000	$522,000	$416,000	$817,000
Year Ended December 1, 2001
Accrued warranties	$832,000	$501,000	$622,000	$711,000
Year Ended December 31, 2000
Accrued warranties	$675,000	$689,000	$532,000	$832,000

(1) — Provision for warranty liability.

(2) — Warranty claims processed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts from prior years’ financial statements have been reclassified to conform with the current year presentation. Per Emerging Issues Task Force (EITF) issue 00-22 “Accounting for “Points” and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future” and EITF issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products”, net sales and selling expense have been reduced to reflect the reclassification of customer rebate expense. These reclasses resulted in a reduction in net sales and selling expense of $1,171,000 and $885,000 for the years ended 2001 and 2000, respectively. These reclasses also resulted in a gross profit decrease as a percent on net sales for the years ended 2001 and 2000 of 1.0% and 0.8%, respectively.

NOTE C — GOODWILL

On January 1, 2002 the Company applied the provisions of  SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 requires that goodwill and certain intangible assets no longer be amortized, but instead tested for impairment at least annually.

Net income and earnings per share for fiscal 2001 and fiscal 2000 adjusted to exclude amortization expense (net of taxes) is as follows:

	Year Ended December 31,
	2002	2001	2000
Reported net income	$1,781,000	$3,505,000	$4,899,000
Goodwill amortization	——	213,000	197,000
Adjusted net income	$1,781,000	$3,718,000	$5,096,000
Basic and diluted earnings per share:
Reported net income	$0.50	$0.98	$1.37
Goodwill amortization	——	0.06	0.06
Adjusted net income	$0.50	$1.04	$1.43

NOTE D — DEBT

Short Term Debt

The Company has an unsecured Line of Credit arrangement for a short-term debt facility with a financial institution which expires May 31, 2003.  Under the terms of this facility the Company may borrow up to $5 million on terms mutually agreeable to the Company and the financial institution.  There are no requirements for compensating balances or restrictions of any kind involved in this arrangement.  At December 31, 2002 and 2001 there were no borrowings outstanding.

Long Term Debt

The Company has a term loan agreement with a financial institution.  This unsecured credit facility provides for an interest rate at LIBOR plus an applicable margin based upon the ratio of debt outstanding to the Company’s earnings before interest, taxes, depreciation and amortization and ranges from .70% to 1.15%.  The margin rate on this debt at December 31, 2002 and 2001 was .80% and .70%, respectively (see note F of the Notes to Consolidated Financial Statements for additional information). The effective interest rate on this debt at December 31, 2002 was 6.1%.  The Company agreed to maintain certain minimum financial ratios.

Maturities of long-term debt are as follows:

2003	$1,500,000
2004	1,500,000
2005	6,000,000
9,000,000
Less: current maturities	(1,500,000)
Long-term debt, less current maturities	$7,500,000

Interest paid for short-term and long-term debt obligations in 2002, 2001 and 2000 was $615,000, $708,000 and $798,000 respectively.

NOTE E — INCOME TAXES

Deferred income taxes primarily relate to temporary differences in the recognition of depreciation expense and other accrued expenses for financial reporting and income tax purposes.  The temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities that result in significant amounts of deferred taxes in the consolidated balance sheets at December 31, 2002 and 2001 are as follows:

	Deferred Tax Assets (Liabilities)
	2002	2001
Accounts receivable allowance	$276,000	$187,000
Property, plant and equipment tax depreciation in excess of book	(291,000)	(272,000)
Accrued expenses and other	157,000	186,000
Derivative financial instruments	274,000	135,000
Deferred income tax assets	$416,000	$236,000

The effective income tax rate differed from the Federal statutory rate as follows:

	Year Ended December 31,
	2002	2001	2000
Federal statutory rate	34.0%	34.0%	34.0%
State income taxes, net of federal tax benefit	6.8	4.0	4.6
Extraterritorial Income benefit	(3.2)	(2.5)	(1.9)
Research and development tax credits	(3.6)	(1.9)	(.6)
Other, net	(5.1)	(1.8)	.9
Effective income tax rates	28.9%	31.8%	37.0%

The components of the provision (benefit) for income taxes are:

	Year Ended December 31,
	2002	2001	2000
Federal	$478,000	$1,337,000	$2,277,000
State	260,000	320,000	530,000
Foreign	(13,000)	(19,000)	73,000
Provision for income taxes	$725,000	$1,638,000	$2,880,000

The Company paid income taxes, net of refunds received, of $2,306,000, $987,000 and $2,763,000 in 2002, 2001 and 2000, respectively.

NOTE F — FINANCIAL INSTRUMENTS

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

In 1998, the Company entered into an interest rate swap agreement to obtain a fixed interest rate on variable rate debt and reduce certain exposures to interest rate fluctuations.  At December 31, 2002 and 2001 the Company had interest rate swaps with notional amounts of $9,000,000 and $10,500,000, respectively.  The swaps will terminate on the same basis as the long-term debt repayment schedule ending November, 2005 (see note D of the Notes to Consolidated Financial Statements for additional information).  The swaps for 2002 and 2001 resulted in fixed rate payments at an effective interest rate of 6.1%.  Variable rate payments are based on LIBOR interest rate plus an applicable margin (see note D of the Notes to Consolidated Financial Statements for additional information).

Interest rate differentials paid or received under this agreement are recognized as an adjustment to interest expense.  The Company does not hold or issue interest rate swap agreements for trading purposes.

In the event that a counterpart fails to meet the terms of the interest rate swap agreement, the Company’s exposure is limited to the interest rate differential.  The Company manages the credit risk of counter parties by dealing only with institutions that the Company considers financially sound.  The Company considers the risk of nonperformance to be remote. The net carrying amounts and fair values of the Company’s financial instruments are approximately the same.

NOTE G — RELATED PARTY TRANSACTIONS

Hako–Werke International GmbH & Co. (a German corporation) owns 68.1% of the outstanding common stock of the Company through a subsidiary.

The Company sold approximately $497,000, $715,000 and $1,482,000 of merchandise to Hako–Werke and certain of its subsidiaries during 2002, 2001 and 2000, respectively.  Amounts due from affiliates, which relate to these sales, are due within 90 days from the date of sale.

NOTE H — EMPLOYEE BENEFIT PLANS

The Company maintains a participatory defined contribution plan for substantially all employees under Section 401(k) of the Internal Revenue Code.  In addition to a discretionary contribution, the Company also matches employee contributions based upon a formula up to a specified maximum.  Contributions to the plan and related expense were $365,000, $365,000 and $400,000 for the years ended 2002, 2001 and 2000 respectively.

NOTE I — RESTRICTED STOCK PLAN

On April 18, 2000 the shareholders approved the Minuteman 2000 Restricted Stock Plan, (“Restricted Stock Plan”), which is designed to attract and retain the services of key management employees by providing such persons with a proprietary interest in the Company through the granting of Minuteman common stock. The maximum number of shares of Minuteman common stock available for issuance is 150,000 shares.  At December 31, 2002 and 2001 there were 131,140 shares available to be granted.  As of December 31, 2002 and December 31, 2001, 18,860 shares have been granted.  Stock is issued under the Restricted Stock Plan through December 31, 2009, subject to the vesting periods not to exceed three years.  At the sole discretion of the Company, an award of restricted stock may be awarded to an eligible employee based upon certain conditions and restrictions including, but not limited to, past and continued service with the Company, achievement of specific business objectives, superior work performance, and other measurements of individual or Company performance.  In the event that an employee is terminated (except due to death or total disability) prior to the end of the vesting period, the non-vested portion of the award will be forfeited.  However, in the event of an employee’s death or total disability, or a change in control of the Company, the award shall immediately become fully vested.  Shares granted under the plan are recorded at fair market value on the date of grant with a corresponding charge to shareholders’ equity representing the unearned portion of the award.  The unearned portion is amortized as compensation expense ($67,000 in 2002 and $50,000 in 2001) on a straight-line basis over the related vesting period. At December 31, 2002, 5,894 shares were issued as they were fully vested.

NOTE J — COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Year Ended December 31,
	2002	2001	2000
Foreign currency translation adjustments	$(340,000)	$(289,000)	$(228,000)
Cumulative effect of change in accounting for derivatives net of applicable taxes of $85,000	127,000	127,000	—
Amortization to income of cumulative effect of change in accounting for derivatives, net of income tax benefit of $17,000 in 2002 and 2001	(52,000)	(26,000)	—
Total accumulated other comprehensive loss	$(265,000)	$(188,000)	$(228,000)

NOTE K — COMMITMENTS AND CONTINGENCIES

Legal Matters

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

The Company believes that the investigations by the SEC and by NASDAQ are related to the recognition of revenue in the Company’s results of operations for its interim periods.  Based on the Company’s review of the timing of the recording of certain sales transactions, which were not consistent with the Company’s revenue recognition policy, it was necessary to restate interim results and the Company restated its financial statements for the interim periods ended March 31, June 30 and September 30 in each of 1999 and 2000 and for March 31, 2001. Amended Form 10-Qs and amended Form 10-Ks reflecting the restatements for the interim periods were filed with the SEC in 2001. In November 2002, the Company submitted an Offer of Settlement to the Securities and Exchange Commission for its consideration. The Company is in discussion with the Securities and Exchange Commission with regards to the Offer of Settlement.

The Company is not able to predict the outcome of the investigations or to assess their ultimate impact on the Company.

The Company is subject to various proceedings, lawsuits and other claims related to labor, product and other matters.  Included among these lawsuits are product liability claims seeking compensation for property damage, lost profits or other relief, including, in some cases, punitive damages. The Company disputes the plaintiff’s claims and intends to defend the lawsuits vigorously. A determination of the amount of reserves required, if any, for each of these contingencies is made after careful analysis by the Company. The reserves may change in the future due to new developments in each matter or changes in approach in resolving these claims. While the Company believes that these contingencies will not have a material adverse effect on the financial condition of the Company, there can be no assurance that they will be resolved in a manner that does not materially adversely affect the Company.

Lease Commitments

The Company and its subsidiaries lease certain manufacturing, warehousing, other facilities, equipment and autos.  The leases generally provide for the lessee to pay taxes, maintenance, insurance and certain other operating costs of the leased property. The leases on most of the properties contain renewal provisions.  The following is a summary of future minimum payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 31, 2002:

2003	$913,000
2004	658,000
2005	449,000
2006	258,000
2007	198,000
Total	$2,476,000

Rental expense for operating leases amounted to $842,000, $753,000 and $708,000, in 2002, 2001 and 2000, respectively.

Performance Guarantees

The Company is party to financing agreements between leasing companies and distributors.  The agreements contain repurchase provisions, whereby the Company will, upon default of the customer, repurchase the equipment from the leasing companies. The terms of the guarantees are related to the standard equipment lease terms. The maximum potential amount of future payments the Company could be required to make under these guarantees at December 31, 2002 is $40,000.

The Company issued a letter of credit during the normal course of business, as required by a customer contract. The letter of credit expires on May 1, 2003, but will be automatically extended for additional consecutive one-year terms if it is not cancelled.  The maximum potential amount of future payments the Company could be required to make under this guarantee at December 31, 2002 is $50,000.

NOTE L — QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31, 2002 and 2001.

	Three Months Ended
2002	March 31	June 30	September 30	December 31
Net sales(1)	$19,261,000	$19,918,000	$17,356,000	$15,416,000
Gross profit(1)	5,569,000	6,046,000	5,138,000	4,310,000
Net income	609,000	652,000	156,000	364,000
Net income per common share — basic & diluted	$.17	$.18	$.04	$.10

Quarterly per share information does not equal annual per share information due to rounding.

	Three Months Ended
2001	March 31	June 30	September 30	December 31
Net sales(2)	$21,145,000	$19,729,000	$17,487,000	$17,761,000
Gross profit(2)	6,054,000	5,643,000	5,179,000	6,100,000
Net income	742,000	832,000	245,000	1,686,000
Net income per common share — basic & diluted	$.21	$.23	$.07	$.47

(1)           The reclassification of customer rebate expense resulted in a decrease of net sales for the first, second and third quarters by $499,000, $417,000 and $140,000, respectively. The reclassification also resulted in a gross profit percent decrease as a percentage of net sales for the first, second and third quarters by 1.8%, 1.4% and 0.6%, respectively. (See Note B in the Notes to Consolidated Financial Statements for further details.)

(2)           The reclassification of customer rebate expense resulted in a decrease of net sales for the first, second, third and fourth quarters by $513,000, $206,000, $106,000 and $346,000, respectively. The reclassification also resulted in a gross profit percent decrease as a percentage of net sales for the first, second, third, and fourth quarters by 1.7%, 0.7%, 0.4%, and 1.3%, respectively. (See Note B in the Notes to Consolidated Financial Statements for further details.)

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

Markets for the Company’s Securities and Related Matters

On March 7, 2003 the last reported sales price of the common stock on The NASDAQ Stock Market (“NASDAQ”) system was $8.39.  The approximate number of record holders of common stock was 400.

Since 1988 the Board of Directors has declared regular quarterly dividends and the fourth quarter dividend in 2002 represents the fifty-seventh consecutive dividend paid to shareholders.  Future dividend policy will be determined by the Board of Directors in light of prevailing financial needs, earnings of the Company, cash flow, working capital and other relevant factors.

The common stock of Minuteman International, Inc. is quoted on The NASDAQ Stock Market and its trading symbol is “MMAN”.  The following tables set forth for 2002 and 2001 the range of bid prices for the Company’s common stock as reported in the NASDAQ systems for the period indicated:

	High	Low	Dividends Per Share
2002

1st Quarter	$10.21	$8.31	$.09
2nd Quarter	11.27	9.65	.09
3rd Quarter	10.14	9.28	.09
4th Quarter	9.49	8.83	.09

2001

1st Quarter	$12.13	$8.63	$.08
2nd Quarter	10.50	9.44	.09
3rd Quarter	10.00	9.00	.09
4th Quarter	9.32	7.75	.09

SELECTED CONSOLIDATED FINANCIAL DATA

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and “Notes to Consolidated Financial Statements”.

	Year Ended December 31,
	2002	2001	2000	1999	1998
	(In thousands, except share and per share data)
Income Statement Data
Net sales(1)	$71,951	$76,122	$84,310	$76,786	$56,714
Cost of sales	50,888	53,146	58,309	53,494	39,333
Gross profit(1)	21,063	22,976	26,001	23,292	17,381
Selling expenses(1)	13,207	12,595	13,317	12,000	9,882
General and administrative expenses	4,423	4,294	4,426	3,989	2,482
Income from operations	3,433	6,087	8,258	7,303	5,017
Interest income (expense), net	(1,030)	(1,019)	(608)	(791)	(164)
Other, net	103	75	129	316	400
Income before income taxes	2,506	5,143	7,779	6,828	5,253
Income tax expense	725	1,638	2,880	2,486	1,921
Net income	$1,781	$3,505	$4,899	$4,342	$3,332

Per Share Data
Cash dividends	$.36	$.35	$.33	$.44	$.44
Net income per common share — basic and diluted	$.50	$.98	$1.37	$1.22	$.93
Weighted average number of common shares outstanding
— basic	3,576,521	3,570,365	3,568,385	3,568,385	3,568,385
— diluted	3,587,245	3,582,698	3,568,385	3,568,385	3,568,385
Balance Sheet Data
Working capital	$35,470	$35,486	$33,372	$30,626	$28,360
Total assets	55,200	57,228	55,658	53,958	50,670
Long-term debt	7,500	9,000	10,500	12,000	13,500
Shareholders’ equity	40,116	39,630	37,284	33,599	30,774

(1) The reclassification of customer rebate expense resulted in a decrease of net sales and selling expense for 2001, 2000, 1999 and 1998 by $1,171, $885, $896, and $666 respectively. The reclassification also resulted in a gross profit percent decrease as a percentage of net sales for 2001, 2000, 1999 and 1998 by 1.0%, 0.8%, 0.8% and 0.9% respectively. (See Note B in the Notes to Consolidated Financial Statements for further details).

REPORT OF INDEPENDENT AUDITORS

To The Shareholders of Minuteman International, Inc.

We have audited the accompanying consolidated balance sheets of Minuteman International, Inc. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minuteman International, Inc. and subsidiaries at December 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note C to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill. As discussed in Note B to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative financial instruments.

Chicago, Illinois

February 12, 2003

REPORT OF MANAGEMENT

The management of Minuteman International, Inc. is responsible for the integrity of the information presented in this Annual Report, including the Company’s financial statements.  These statements have been prepared in conformity with accounting principles generally accepted  in the United States and include, where necessary, informed estimates and judgments by management. The Company maintains systems of accounting and internal controls designed to provide assurance that assets are properly accounted for, as well as to insure that the financial records are reliable for preparing financial statements.  The systems are augmented by qualified personnel and are reviewed on a periodic basis. The Company maintains high standards when selecting, training, and developing personnel, to ensure that management’s objectives of maintaining strong, effective internal accounting controls and unbiased, uniform reporting standards are attained.  The Company believes its policies and procedures provide reasonable assurance that operations are conducted in conformity with law and with the Company’s commitment to a high standard of business conduct. Our independent auditors, Ernst & Young LLP, conduct annual audits of our financial statements in accordance with auditing standards generally accepted in the United States which include the review of internal controls for the purpose of establishing their audit scope, and issue an opinion of the fairness of such financial statements. The Board of Directors pursues its responsibility for the quality of the Company’s financial reporting primarily through its Audit Committee, which is composed of outside directors.  The Audit Committee meets periodically with management and the independent auditors to review the manner in which they are performing their responsibilities and to discuss auditing, internal accounting controls, and financial reporting matters. The independent auditors periodically meet alone with the Audit Committee and have full and free access to the Audit Committee at any time.

Gregory J. Rau	Thomas J. Nolan
President and Chief	Chief Financial Officer,
Executive Officer	Secretary & Treasurer

BOARD OF DIRECTORS

Gregory J. Rau

President & Chief Executive Officer

Minuteman International, Inc.

Thomas J. Nolan

Chief Financial Officer, Secretary & Treasurer

Minuteman International, Inc.

Eckart Kottkamp

Chief Executive Officer

Hako Holding

GmbH and Co.

James C. Schrader, Jr.

President

Precision Enterprises, Ltd.

Frank R. Reynolds

Attorney

Law Offices of Reynolds & Reynolds, Ltd.

Richard J. Wood

Board of Directors

Roger B. Parsons

Board of Directors

Minuteman will consider an acquisition only if, in the opinion of its management and Board of Directors, it would be in the best interest of the company.

Operating Officers

Gregory J. Rau

President & Chief Executive Officer

James A. Berg

Chief Accounting & Reporting Director

Thomas J. Nolan

Chief Financial Officer, Secretary & Treasurer

Michael A. Rau

Vice President, Multi-Clean Division

Stephen A. Schroeder

Vice President, Sales

Dean W. Theobold

Vice President, Manufacturing

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

1-201-329-8660 Foreign Shareholders

1-201-329-8354 Foreign Shareholders (TDD)

Stock Listing

Traded over-the-counter on The Nasdaq Stock Market under the symbol “MMAN”

Annual Meeting

May 1, 2003 at 10:00 a.m.

at LaSalle National Bank

135 South LaSalle Street

Forty-third Floor

Board Room

Chicago, Illinois 60603

Form 10-K

Minuteman International, Inc. will send a copy of its Form 10-K report for fiscal 2002 as filed with the Securities and Exchange Commission upon written request to Thomas J. Nolan, Chief Financial Officer, at the corporate office.

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

Aberdeen, North Carolina 28315

(910) 944-2105

Multi-Clean,

Division of Minuteman International, Inc.

600 Cardigan Road

Shoreview, Minnesota 55126

(651) 481-1900

Sales Offices

United States

Minuteman International, Inc.

111 South Rohlwing Road

Addison, Illinois 60101

(630) 627-6900

Minuteman Parker

111 South Rohlwing Road

Addison, Illinois 60101

(630) 627-6900

Minuteman PowerBoss

1190 North Villa Avenue

Villa Park, Illinois 60181

(630) 530-0007

Minuteman PowerBoss

25920 Northline Commerce Drive

Suite 400

Taylor, Michigan 48180

(734) 946-2903

Canada

Minuteman Canada, Inc.

2210 Drew Road

Mississauga, Ontario

Canada L5S 1B1

(905) 673-3222

FAX: (905) 673-5161

Europe

Minuteman European B.V.

Haver Straat 31

2153 GB Nieuw-Vennep

The Netherlands

(31) 252-623000

FAX: (31) 252-623001

Minuteman International, Inc.

111 South Rohlwing Road • Addison, IL 60101

Telephone (630) 627-6900

www.minutemanintl.com